As filed with the Securities and Exchange Commission on October 14, 2014

Registration No. 333-197569

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-4/A

(Amendment No. 2)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPHERE 3D CORPORATION

(Exact name of registrant as specified in its charter)

Ontario, Canada	7373	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

240 Matheson Blvd. East,

Mississauga, Ontario L4Z 1X1

(416) 749-5999

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

DL SERVICES

Columbia Centre,

701 Fifth Avenue,

Suite 6100, Seattle,

Washington, 98104

(206) 903-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Richard Raymer Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario, M5J 2S1 (416) 367-7388	Warren T. Lazarow, Esq. Paul L. Sieben, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and all other conditions to the proposed merger described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED OCTOBER 14, 2014

OVERLAND STORAGE, INC.

9112 Spectrum Center Boulevard

San Diego, California 92123

                    , 2014

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Overland Storage, Inc. Shareholders:

The board of directors of Overland Storage, Inc. (“Overland”), has unanimously adopted and approved an Agreement and Plan of Merger (the “merger agreement”) in which a direct, wholly-owned subsidiary of Sphere 3D Corporation (“Sphere 3D”) will merge with Overland, with Overland surviving as a wholly-owned subsidiary of Sphere 3D (the “merger”). Overland is sending you the accompanying proxy statement/prospectus to notify you of a special meeting of Overland shareholders being held to vote on the approval of the merger agreement and related matters and to ask you to vote at the special meeting in favor of the approval of the merger agreement.

If the merger agreement is approved by Overland’s shareholders and the merger is completed, for each share of Overland common stock that you hold as of the effective time of the merger (the “Effective Time”), you will be entitled to receive 0.46385 of a Sphere 3D common share. You will also be entitled to receive the number of Sphere 3D common shares equal to the quotient obtained by dividing (x) the number of common shares of Sphere 3D held by Overland immediately prior to the closing of the merger by (y) 18,495,865.20 plus the quotient obtained by dividing (A) (i)105% of the principal amount of any indebtedness of Overland to private investment funds (the “Cyrus Funds”) whose investment manager is Cyrus Capital Partners, L.P. (“Cyrus Capital”) repaid by Overland on or after the date of the merger agreement and prior to the closing of the merger divided by (ii) 8.675 by (B) 18,495,865.20. However, it is expected that all Sphere 3D common shares held by Overland will be sold or used to repay indebtedness to Sphere 3D prior to the closing of the merger. It is also expected that Overland will not repay any indebtedness owed to the Cyrus Funds prior to the closing of the merger. We refer to this as the merger consideration. If the merger agreement is approved by Overland’s shareholders and the merger is completed, Overland’s shareholders will receive 8,579,310 Sphere 3D common shares (plus any additional Sphere 3D shares issued as a result of Overland (i) holding Sphere 3D shares at the closing or (ii) repaying any indebtedness owed to the Cyrus Funds) assuming no dissenters’ rights, options or warrants are exercised. In addition, Sphere 3D could issue up to 2,121,399 (subject to adjustment for any shares of Sphere 3D held by Overland at the closing of the merger and any indebtedness to the Cyrus Funds repaid by Overland) common shares upon the exercise of Overland warrants and options and the vesting of Overland restricted stock units prior to the Effective Time.

Sphere 3D’s common shares trade on the TSX Venture Exchange (the “TSXV”) under the symbol “ANY” and on the NASDAQ Global Market under the symbol “ANY” and Overland’s common stock trades on the NASDAQ Capital Market under the symbol “OVRL.”

For a discussion of risk factors that you should consider in evaluating the merger and the other matters on which you are being asked to vote, see “Risk Factors” beginning on page 27 of the enclosed proxy statement/prospectus. The market price of Sphere 3D common shares will continue to fluctuate following the date of the shareholder vote on the merger proposal at the special meeting. Consequently, at the time of the shareholder vote, the value of the merger consideration will not yet be determined. Based on the range of closing prices of Sphere 3D common shares on the TSXV or the NASDAQ as applicable, during the period from May 14, 2014, the last trading day before public announcement of the execution of the merger agreement, through October 13, 2014, the last full trading day before the date of this proxy statement/prospectus, the merger consideration represented a value ranging from a low of approximately $3.01 to a high of approximately $5.85 for each share of Overland common stock.

Overland cannot complete the merger without the approval of holders of a majority of the outstanding shares of its common stock entitled to vote at the special meeting, although certain Overland shareholders holding approximately 65% of the outstanding Overland shares have agreed pursuant to voting agreements to vote their shares in favor of the merger, and as a result Overland expects the merger to be approved. A failure to vote on the proposal to approve the merger agreement has the same effect as a vote by you AGAINST the approval of the merger agreement. Therefore, Overland urges you to take the time to vote by following the instructions on your proxy card regardless of whether you plan to attend the special meeting.

You will also have an opportunity to vote to approve (i) on an advisory (non-binding) basis, certain “golden parachute” compensation that may become payable to the named executive officers of Overland in connection with the merger as required by Item 402(t) of Regulation S-K and Section 14A(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (ii) the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are an insufficient number of votes at the time of such adjournment to approve the merger agreement, referred to as the adjournment proposal.

The special meeting will be held at the CityView Plaza located at 125 South Market Street, 2nd Floor, Room 225B, San Jose, CA 95113, on                     ,                     , 2014 at                      (Pacific Time). Notice of the special meeting and the related proxy statement are enclosed.

The Overland board of directors unanimously recommends (with Messrs. Kelly and Bordessa abstaining) that you vote “FOR” the approval of the merger agreement, “FOR” the proposal to approve, on an advisory (non-binding) basis, certain “golden parachute” compensation payable or that could become payable to the named executive officers of Overland in connection with the merger pursuant to pre-existing severance arrangements, and “FOR” the adjournment proposal.

Whether or not you plan to attend the special meeting, please complete, sign, date, and return the enclosed proxy card as soon as possible to ensure your representation at the special meeting. We have provided a postage-paid envelope for your convenience. If you plan to attend the special meeting and prefer to vote in person, you may still do so even if you have already returned your proxy card.

If you are a shareholder of record (that is, if your stock is registered with us in your own name), then you may vote by telephone or electronically via the Internet by following the instructions included in the proxy statement and with your proxy card. If your shares are registered in the name of a broker or other nominee, your nominee may be participating in a program provided through Broadridge Financial Solutions, Inc. that allows you to vote by telephone or via the Internet. If so, the voting form that your nominee sends you will provide telephone and Internet instructions.

We look forward to seeing you at the special meeting. Thank you in advance for your cooperation and continued support.

Sincerely,

KURT L. KALBFLEISCH

SENIOR VICE PRESIDENT, FINANCE,

CHIEF FINANCIAL OFFICER AND SECRETARY

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR DETERMINED THAT THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated                     , 2014, and is first being mailed to Overland shareholders on or about                     , 2014

OVERLAND STORAGE, INC.

9112 Spectrum Center Boulevard

San Diego, CA 92123

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

, 2014

To the Shareholders of Overland Storage, Inc.:

A special meeting of the shareholders (the “Special Meeting”) of Overland Storage, Inc. (“Overland”), will be held at the CityView Plaza Conference Center located at 125 South Market Street, 2nd Floor, Room 225B, San Jose, CA 95113, on                     ,                     , 2014 at                      (Pacific Time) for the following purposes:

(1)	to consider and vote upon the proposal to approve the Agreement and Plan of Merger dated as of May 15, 2014 (as it may be amended from time to time, the “merger agreement”) by and among Sphere 3D Corporation (“Sphere 3D”), S3D Acquisition Company, a California corporation and wholly-owned subsidiary of Sphere 3D (“Merger Sub”) and Overland, pursuant to which Merger Sub will merge with and into Overland and Overland will survive as a wholly-owned subsidiary of Sphere 3D, as more fully described in the attached proxy statement/prospectus. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus;

(2)	to consider and vote upon an advisory (non-binding) basis, of the “golden parachute” compensation that may become payable to Overland’s named executive officers in connection with the merger as required by Item 402(t) of Regulation S-K and Section 14A(b) of the Exchange Act;

(3)	to consider and vote upon any proposal to adjourn the Special Meeting to a later date or time, if necessary or appropriate, to solicit additional proxies if there are an insufficient number of votes at the time of such adjournment to approve the merger agreement; and

(4)	to consider and act upon such other business as may properly come before the Special Meeting (and any adjournment or postponement thereof), including to consider any procedural matters incident to the conduct of the Special Meeting.

Overland’s board of directors has fixed the close of business on                     , 2014, as the record date for determination of shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. The list of shareholders entitled to vote at the Special Meeting will be available for inspection at 9112 Spectrum Center Boulevard, San Diego, CA 92123, beginning on the earlier of ten days prior to the date of the Special Meeting or two business days after the date this notice is provided to shareholders and continuing through the Special Meeting, and any adjournments thereof. The list will also be available for inspection at the Special Meeting.

THE BOARD OF DIRECTORS OF OVERLAND UNANIMOUSLY RECOMMENDS (WITH MESSRS. KELLY AND BORDESSA ABSTAINING) THAT YOU VOTE “FOR” THE MERGER PROPOSAL AND THE OTHER PROPOSALS.

Although certain Overland shareholders holding approximately 65% of the outstanding Overland shares have agreed pursuant to voting agreements to vote their shares in favor of the merger, and as a result Overland expects the merger to be approved, the affirmative vote of the holders of a majority of the outstanding shares of Overland entitled to vote at the Special Meeting is required to approve the merger agreement. Accordingly, a failure to vote, or an abstention from voting, will have the same effect as a vote AGAINST the approval of the merger agreement.

All shareholders are cordially invited to attend the special meeting in person. Whether or not you expect to attend the special meeting, please complete, sign, date and return the enclosed proxy card as soon as possible to ensure your representation at the special meeting. A postage-paid return envelope is enclosed for your convenience. Shareholders with shares registered directly with our transfer agent, Wells Fargo Bank, N.A., may choose to vote those shares via the Internet at http://www.proxypush.com/ovrl, or telephonically, within the United States and Canada, by calling 1-866-883-3382. Shareholders holding shares with a broker, bank or other nominee may also be eligible to vote via the Internet or telephonically if their broker, bank or other nominee participates in the proxy voting program provided by Broadridge Financial Solutions, Inc. (“Broadridge”). See “Voting Shares Registered in the Name of a Broker, Bank or Other Nominee” in the proxy statement for further details on the Broadridge program. Even if you have given your proxy, you may still vote in person if you attend the special meeting. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the special meeting, then you must obtain from the record holder a proxy issued in your name.

Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the merger, the merger agreement and the other matters to be considered at the Special Meeting. Overland urges you to read the accompanying proxy statement/prospectus and its annexes carefully and in their entirety.

, 2014	BY ORDER OF THE BOARD OF DIRECTORS

Kurt L. Kalbfleisch, Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR

OVERLAND’S SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON                     , 2014.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus includes important business and financial information about Sphere 3D and Overland from other documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon your request. You can also obtain a copy of the registration statement of which this proxy statement/prospectus forms a part, including the documents filed as exhibits to such registration statement, by requesting it in writing or by telephone from the appropriate company at the following addresses:

Sphere 3D Corporation 240 Matheson Blvd. East Mississauga, Ontario L4Z 1X1 Attn: Investor Relations Tel: (416) 749-5999	Overland Storage, Inc. 9112 Spectrum Center Blvd. San Diego, California 92123 Attn: Investor Relations Tel: (800) 729-8725

To obtain timely delivery of the documents in advance of the special meeting of shareholders, you must request the information no later than                     , 2014 (which is five business days prior to the date of the special meeting).

For more information, see “Where You Can Find More Information” on page 215.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Sphere 3D, constitutes a prospectus of Sphere 3D Corporation under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Sphere 3D common shares to be issued to Overland shareholders pursuant to the merger. This proxy statement/prospectus also constitutes a proxy statement of Overland under Section 14(a) of the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting of Overland shareholders.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                     , 2014. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this proxy statement/prospectus to Overland shareholders nor the issuance by Sphere 3D of common shares in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding Sphere 3D has been provided by Sphere 3D and information contained in this proxy statement/prospectus regarding Overland has been provided by Overland.

(Continued)

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v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND

THE SPECIAL MEETING

In the following questions and answers below, we highlight selected information from this proxy statement/prospectus but we have not included all of the information that may be important to you regarding the merger and the transactions contemplated by the merger agreement. To better understand the merger and the transactions contemplated by the merger agreement, and for a complete description of their legal terms, you should carefully read this entire proxy statement/prospectus, including the annexes. See “Where You Can Find More Information” on page 215.

All references in this proxy statement/prospectus to “Sphere 3D” refer to Sphere 3D Corporation, a corporation incorporated under the laws of the Province of Ontario; all references in this proxy statement/prospectus to “Overland” refer to Overland Storage, Inc., a California corporation; all references in this proxy statement/prospectus to “Merger Sub” refer to S3D Acquisition Company, a California corporation and a direct, wholly-owned subsidiary of Sphere 3D; all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of May 15, 2014, by and among Sphere 3D, Merger Sub and Overland, as it may be amended from time to time; and all references to the “merger” refer to the merger contemplated by the merger agreement. Throughout this proxy statement/prospectus, we refer to Sphere 3D’s common shares, no par value, as Sphere 3D common shares, or Sphere 3D shares; and Overland common stock, no par value per share, as Overland common shares or Overland shares. Unless otherwise noted, all references to “dollars” or “$” refer to U.S. dollars, and “C$” refers to Canadian dollars.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Sphere 3D and Overland have agreed to a business combination under the terms of a merger agreement that is described in this proxy statement/prospectus. Please see “The Agreement and Plan of Merger” beginning on page 101 of this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. In order to complete the merger, Overland shareholders must approve the principal terms of the merger agreement and approve the merger, and all other conditions to the merger must be satisfied or waived. Overland will hold a special meeting of its shareholders to obtain this approval.

You are receiving this proxy statement/prospectus because you have been identified as a shareholder of Overland as of the close of business on the record date for the determination of shareholders entitled to notice of the special meeting. This proxy statement/prospectus contains important information about the merger and the special meeting of shareholders. You should read this proxy statement/prospectus and the information contained in this proxy statement/prospectus, including its annexes carefully.

We encourage you to vote as soon as possible. The enclosed voting materials allow you to vote your Overland shares without attending the special meeting. For more specific information on how to vote, please see the questions and answers for Overland shareholders below.

The Merger and Related Transactions

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to consider and vote on a merger of Merger Sub with and into Overland in order to effect a business combination between Overland and Sphere 3D. On May 15, 2014, Overland entered into the merger agreement providing for the business combination of Overland and Sphere 3D.

Q:	What will happen in the merger?

A:

If Overland shareholder approval as described in this proxy statement/prospectus is obtained and all other conditions to the merger have been satisfied (or, to the extent legally permissible, waived), Merger Sub will merge with and into Overland, upon the terms and subject to the conditions set forth in the merger agreement. Upon the completion of the merger, the shareholders of Overland will become shareholders of Sphere 3D, the separate corporate existence of Merger Sub will cease and Overland will continue as the surviving corporation in the merger, succeed to and assume all the rights and obligations of Merger Sub and be a wholly owned subsidiary of Sphere 3D.

Q:	Why are the two companies proposing to merge?

A:	Sphere 3D’s and Overland’s boards of directors considered a number of factors in approving the merger agreement. Among them, Overland’s board of directors considered the relative financial conditions, results of operations and prospects for growth of Overland and Sphere 3D and their respective operational and liquidity challenges and competitive strengths. Sphere 3D’s board of directors considered that the merger will aid in the expansion and diversification of Sphere 3D’s portfolio of products to include products currently generating revenue and to further enhance the liquidity of Sphere 3D’s shares. See “Proposal One—The Merger—Recommendations of the Overland Board of Directors; Overland’s Reasons for the Merger” on page 63 and “Proposal One—The Merger—Recommendations of the Sphere 3D Board of Directors; Sphere 3D’s Reasons for the Merger” on page 63.

Q:	As an Overland shareholder, what will I receive in the merger?

A:	Current holders of Overland shares shall be entitled to receive, for each Overland share currently held, 0.46385 of a Sphere 3D common share. Holders of Overland shares will also be entitled to receive the number of Sphere 3D common shares equal to the quotient obtained by dividing (x) the number of shares of common stock of Sphere held by Overland immediately prior to the closing of the merger by (y) 18,495,865.20 plus the quotient obtained by dividing (A) (i)105% of the principal amount of any indebtedness of Overland to private investment funds (the “Cyrus Funds”) whose investment manager is Cyrus Capital Partners, L.P. (“Cyrus Capital”) repaid by Overland on or after the date of the merger agreement and prior to the closing of the merger divided by (ii) 8.675 by (B) 18,495,865.20. However, it is expected that all Sphere 3D common shares held by Overland will be sold or used to repay indebtedness to Sphere 3D prior to the closing of the merger. It is also expected that Overland will not repay any indebtedness owed to the Cyrus Funds prior to the closing of the merger. Following the completion of the merger, it is expected that the former holders of Overland shares will own, by virtue of the exchange of Overland shares for Sphere 3D shares, approximately 28.7% of the total Sphere 3D common shares (based on the number of Sphere 3D common shares outstanding as of the date of this proxy statement/prospectus). For more information on the calculation of the Exchange Ratio, please see “The Agreement and Plan of Merger—Effect on Capital Stock” on page 102.

Q:	What is the value of the merger consideration?

A:	Because Sphere 3D will issue a fixed number of Sphere 3D common shares in exchange for each share of Overland common stock, the value of the merger consideration that Overland shareholders will receive will depend on the price per share of Sphere 3D common shares at the time the merger is completed. That price will not be known at the time of the special meeting and may be less or more than the current price or the price at the time of the special meeting.

Q:	What will the holders of Overland options and restricted stock units receive in the merger?

A:

At the Effective Time, each outstanding Overland option will be converted into an option to acquire common shares of Sphere 3D, on the same terms and conditions as were applicable to the stock option prior to the merger, except that the number of shares subject to the option and the exercise price of the option will be adjusted as to preserve the economic value of such options. A total of 50% of all Overland restricted stock unit awards that are outstanding and unvested on the closing date of the merger (including any units that accelerate upon a change in control in accordance with their terms) will accelerate and vest immediately prior to the effective time of the merger. At the Effective Time, the accelerated restricted stock units will be exchanged for Sphere 3D common shares at the Exchange Ratio. For more information on the treatment of restricted stock units and options, please see “Treatment of Overland Restricted Stock Units and Options” on page 76.

Q:	What will the holders of Overland convertible notes receive in the merger?

A:	At the Effective Time, each outstanding convertible promissory note of Overland will be assumed by Sphere 3D. In addition, Sphere 3D will issue to the Cyrus Funds additional Sphere 3D shares equal to 5% of the aggregate principal amount of the convertible promissory notes held by the Cyrus Funds immediately prior to the Effective Time.

Q:	Do persons involved in the merger have interests that may conflict with mine as an Overland shareholder?

A:	Yes. When considering the recommendations of Overland’s board of directors, you should be aware that certain Overland directors and executive officers have interests in the merger that are different from, or are in addition to, yours. These interests include:

•	The position of Mr. Kelly, Overland’s current Chief Executive Officer and a director of Overland, as chairman of the board of directors of Sphere 3D and Mr. Kelly’s ownership of certain options to purchase Sphere 3D shares;

•	The employment of Mr. Bordessa, a director of Overland who serves as the nominee of the Cyrus Funds to the Overland Board, with Cyrus Capital, the investment manager of the Cyrus Funds which own the majority of the Overland shares and also hold certain convertible notes and other loans issued by Overland and certain convertible debentures issued by Sphere 3D;

•	the appointment of Mr. Kelly as Chief Executive Officer of Sphere 3D upon the completion of the merger;

•	the appointment of Mr. Kalbfleisch as Chief Financial Officer of Sphere 3D upon the completion of the merger;

•	Overland’s appointment of two additional members of Sphere 3D’s board of directors;

•	the potential grant of restricted stock awards, options or other equity interests to certain executive officers following the completion of the merger;

•	the acceleration of options and/or restricted stock units and other potential benefits as a result of the merger; and

•	the continued indemnification and directors’ and officers’ insurance coverage of current Overland directors and officers following the merger.

Q:	Are there any conditions to the closing of the merger?

A:

Sphere 3D’s and Overland’s obligations to complete the merger depend on a number of conditions being met. These include: (i) approval of the merger by the holders of a majority of the outstanding Overland common shares; (ii) receipt or filing of all consents, approvals and authorizations of, any governmental or regulatory authority required to be made or obtained by the Overland, Sphere 3D, Merger Sub or any of their subsidiaries to consummate the merger shall have been made or obtained; (iii) the absence of any law or order prohibiting the merger; (iv) the absence of any judgment, order, or law which prohibits, materially restricts, makes illegal or enjoins the consummation of the merger; (v) the effectiveness of the registration statement for the Sphere 3D common shares to be issued in the merger and the approval for listing of such shares on the TSXV and NASDAQ; (vi) subject to certain limitations and exceptions, the accuracy of the other party’s representations and warranties and the performance in all material respects of its covenants; and (vii) the absence of any material adverse change with respect to the business and affairs of either Overland (in the case of Sphere 3D) or Sphere 3D (in the case of Overland).

Where permitted by applicable law, either of Sphere 3D or Overland could choose to waive a condition to its respective obligation to complete the merger even when that condition has not been satisfied. With respect to the required approval of the merger by the holders of a majority of the outstanding Overland common shares, certain Overland shareholders holding approximately 65% of the outstanding Overland shares have agreed pursuant to voting agreements to vote their shares in favor of the merger, and as a result Overland expects the merger to be approved. Sphere 3D and Overland cannot be certain when, or if, the other conditions to the merger will be satisfied or waived, or that the merger will be completed. See “The Agreement and Plan of Merger—Conditions to Obligations to Complete the Merger” on page 113.

Q:	Is Overland prohibited from soliciting other offers?

A:	The merger agreement contains detailed provisions that prohibit Overland and its subsidiaries, officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative from taking any action to directly or indirectly solicit or engage in discussions or negotiations with any person or group with respect to an alternative transaction as defined in the merger agreement, including an acquisition that would result in the person or group acquiring more than a 25% interest in Overland’s total outstanding securities, a sale of more than 25% of Overland’s assets or a merger or other business combination. The merger agreement does not, however, prohibit Overland’s board of directors from considering and recommending to Overland’s shareholders an unsolicited acquisition proposal from a third party if specified conditions are met. Overland may be obligated to pay Sphere 3D a termination fee of $3.5 million in certain circumstances if the merger agreement is terminated. See “The Agreement and Plan of Merger—Overland Is Prohibited From Soliciting Other Offers” on page 110.

Q:	Is there any shareholder already committed to vote in favor of the merger?

A:	Yes. Pursuant to a voting agreement, the Cyrus Funds and an entity owned by the Cyrus Funds, which is the majority shareholder of Overland, as well as certain directors and officers of Overland, including Messrs. Bordessa, De Perio, Degan, Mahadevan, McClendon, Hoff and Kalbfleisch, agreed to vote shares of Overland common stock held by them representing approximately 65% of the outstanding shares of Overland as of the record date in favor of the merger at the Special Meeting. For a more complete description of the voting agreement, see “Agreements Entered into in Connection with the Merger—Voting Agreements” beginning on page 117 of this proxy statement/prospectus. The form of voting agreement is also attached to this proxy statement/prospectus as Annex B.

Q:	Is the merger expected to be taxable to Overland shareholders?

A:	The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) with no gain or loss recognition to U.S. holders of Overland common shares for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares. It is a condition to the closing of the merger that, at the effective time of the merger, O’Melveny & Myers LLP will deliver to Overland and Dorsey & Whitney LLP will deliver to Sphere 3D their respective opinions substantially to the effect that the merger should be subject to the tax treatment described in the immediately preceding sentence. The conclusions in the tax opinions will not be free from doubt, and there are significant factual and legal uncertainties concerning these conclusions. If the conclusions in the tax opinions were to be challenged by the Internal Revenue Service (the “IRS”) and such challenge were to be sustained, a U.S. holder of Overland common stock would recognize gain (and might not be allowed to recognize loss) in the merger based on the amount such U.S. holder realizes in the merger.

You should consult your own tax advisor to determine the particular tax consequences to you of the merger. The foregoing description of U.S. federal income tax consequences of the merger to shareholders is qualified in its entirety by the longer form discussion under “Proposal One—The Merger—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders” beginning on page 82 and “—The Merger—Material U.S. Federal Income Tax Consequences of Owning Sphere 3D Common Shares” beginning on page 85. Neither Overland nor Sphere 3D has sought or obtained a ruling from the IRS regarding any of the tax consequences of the merger. Accordingly, there can be no assurance that the IRS will not challenge such tax treatment of the merger or that the U.S. courts will uphold such tax treatment in the event of an IRS challenge.

Q:	When is the merger expected to be completed?

A:	Overland and Sphere 3D are working toward completing the merger as quickly as possible and it is currently anticipated that the merger will be completed in the fourth quarter of calendar year 2014. However, there can be no assurances that the merger will be completed at all or, if completed, that it will be completed in the fourth quarter of calendar year 2014. The exact timing and likelihood of completion of the merger cannot be predicted because the merger is subject to certain conditions, including the receipt of regulatory approvals. Neither Overland nor Sphere 3D are obligated to complete the merger unless and until the closing conditions in the merger agreement have been satisfied or waived.

Q:	How will Sphere 3D be managed after the closing of the merger?

A:	Upon completion of the merger, the Sphere 3D board of directors will be comprised of seven members. In addition to the five individuals serving on the Sphere 3D board of directors at the effective time of the merger (or any other Sphere 3D nominees), which will include Mr. Kelly who will continue to serve as Chairman of Sphere 3D, upon the closing of the merger, two additional board members to be designated by Overland will be appointed to the Sphere 3D board of directors. In addition, Mr. Kelly, current President and Chief Executive Officer of Overland shall be appointed as the Chief Executive Officer of Sphere 3D at the closing of the merger, and Kurt Kalbfleisch, current Senior Vice President, Chief Financial Officer, and Secretary of Overland shall be appointed as the Chief Financial Officer of Sphere 3D at the closing of the merger and Mr. Tassiopoulos, current Chief Executive Officer of Sphere 3D shall become the President and Vice Chairman of Sphere 3D. The directors of Overland will resign as of the effective time of the merger.

Q:	What happens if the merger is not completed?

A:	If the merger is not approved by the Overland shareholders, or if the merger is not completed for any other reason, there will be no exchange of Overland shares for Sphere 3D shares and Overland will not become a wholly-owned subsidiary of Sphere 3D. Instead, Overland will continue to be independently owned by its shareholders and will remain as a public company and its common stock will continue to be registered under the Exchange Act. If the merger agreement is terminated for certain specified reasons, Overland may be required to pay Sphere 3D a termination fee of $3.5 million. In addition, Overland will be required to repay the up to $10 million loan made by Sphere 3D to Overland upon the maturity of the loan in May 2018. In addition, if the closing of the Merger does not occur prior to January 12, 2015, Overland will be required to repay $7.5 million of loans made to Overland by the Cyrus Funds. Please see “The Agreement and Plan of Merger—Overland is Prohibited from Soliciting Other Offers” on page 110.

Q:	Am I entitled to exercise dissenters’ or similar rights under California law as a result of the merger?

A:

If you are an Overland shareholder, under California law, you may have the right to dissent from the merger and obtain payment in cash for the fair market value of your shares of common stock rather than Sphere 3D common shares. Under California law, no dissenters’ rights are available for shares, such as Overland’s, listed on the NASDAQ Capital Market, (i) except where there exists any restriction on transfer imposed by Overland or by any law or regulation, or (ii) except where the holder of shares is required to accept for the shares anything other than: (a) shares of any other corporation, which shares are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 of the California Corporate Securities Law of 1968 (the “CCSL”); (b) cash in lieu of fractional shares; or (c) any combination of the shares and cash in lieu of fractional shares described in the foregoing clauses (a) and (b). As Sphere 3D’s common shares are listed on the NASDAQ Global Market, Sphere 3D’s common shares are considered listed on a national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 of the CCSL. As a result the exception in clause (a) in the preceding sentence shall apply, and Overland shareholders will not have the right to have Overland purchase their Overland shares at the fair market value determined under Chapter 13 of the CGCL unless their shares are subject to a restriction on transfer imposed by Overland or by any law or regulation. If you wish to exercise dissenters’ rights or preserve your right to do so, you must precisely comply with all of the procedures set forth in Chapter 13 of the California General Corporations Law (“CGCL”), including voting “AGAINST” the approval of the principal terms of the merger agreement and approval of the merger and delivering a written demand to Overland for purchase of your shares before the date of the Special Meeting. Chapter 13 of the CGCL is attached to this proxy statement/prospectus as Annex C.

Holders of Sphere 3D common shares are not entitled to dissenters’ rights in connection with the issuance of Sphere 3D common shares in the merger.

Q:	Will Overland shareholders be able to trade Sphere 3D common shares that they receive pursuant to the merger?

A:	Yes. The Sphere 3D common shares issued pursuant to the merger will be registered under the Securities Act of 1933, as amended, or the Securities Act, and will be listed on the TSXV under the symbol “ANY” and on the NASDAQ Global Market under the symbol “ANY.” All Sphere 3D common shares that each Overland shareholder receives in the merger will be freely transferable unless a shareholder is deemed an affiliate of Overland prior to the merger or an affiliate of Sphere 3D following the merger for purposes of U.S. federal securities laws. For more information on Overland affiliates’ ability to trade Sphere 3D common shares received in the merger see “Proposal One—The Merger—Restrictions on Sales of Shares by Certain Affiliates” on page 99.

Q:	What will happen to my stock certificates and where should I send my stock certificates?

A:	At the effective time of the merger, your Overland stock will convert into the right to receive Sphere 3D common shares and you will no longer be a shareholder of Overland. You will receive written instructions and a letter of transmittal. You will use these documents to exchange your Overland stock certificates for Sphere 3D common shares and cash (in lieu of any fractional Sphere 3D common shares). Each person who submits the necessary documentation is entitled to receive the merger consideration to which the shareholder is entitled pursuant to the merger agreement. For more information see “The Merger—Exchange of Shares in the Merger” on page 95.

Q:	Should I send in my Overland stock certificates now?

A:	No. You should not send in your stock certificates at this time. Overland shareholders who hold their shares in certificated form will need to exchange their Overland stock certificates for the Sphere 3D common shares provided for in the merger agreement upon completion of the merger. Sphere 3D will send Overland shareholders written instructions for exchanging Overland stock certificates at that time. Overland shareholders who hold their shares in book-entry form will also receive written instructions for exchanging their shares after the transaction is completed.

Q:	What will happen to my Overland warrants in the merger?

A:

Each outstanding Overland warrant will be deemed to be exchanged for a substitute warrant that will entitle its holder to acquire, in lieu of one Overland common share, 0.46385 (subject to adjustment in the same manner as the exchange ratio relating to the Overland Common Shares) of a Sphere 3D common share upon exercise in accordance with the terms of the original Overland warrant (with the exercise price to be adjusted). For more information on the exchange of the Overland warrants, please see “The Agreement and Plan of Merger—Effect on Capital Stock” on page 102.

Q:	Are there risks associated with the merger?

A:	Yes. You should read the section entitled “Risk Factors” beginning on page 27.

The Special Meeting

Q:	When and where is the special meeting?

A:	The special meeting will be held at the CityView Plaza located at 125 South Market Street, 2nd Floor, Room 225B, San Jose, CA 95113, on , , 2014 at (Pacific Time).

Q:	What other proposals are being presented at the special meeting?

A:	In addition to the proposal to approve the merger (Proposal 1), as required by Item 402(t) of Regulation S-K and Section 14A(b) of the Exchange Act shareholders will be asked to cast an advisory (non-binding) vote on the ‘golden parachute’ compensation that may become payable to its named executive officers in connection with the completion of the merger (Proposal 2) and to vote to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger (Proposal 3).

Overland is not aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, your proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Overland board of directors may recommend.

Q:	How does the board of directors recommend that I vote?

A:	Overland’s board of directors unanimously (with Messrs. Kelly and Bordessa abstaining with respect to Proposal 1) recommends that you vote your shares:

•	“FOR” the proposal to approve the merger (Proposal 1).

•	“FOR” the advisory (non-binding) vote on the ‘golden parachute’ compensation that may become payable to Overland’s named executive officers in connection with the completion of the merger (Proposal 2).

•	“FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies (Proposal 3).

Q:	Who is entitled to vote at the special meeting?

A:	All shareholders of record as of the close of business on , 2014, the record date for the determination of shareholders entitled to vote at the special meeting, are entitled to vote at the special meeting. On that date, Overland shares were issued and outstanding.

Q:	How many votes do I have?

A:	You are entitled to one vote for each share of Overland common stock that you owned as of the close of business on the record date.

Q:	What vote is required to approve each proposal?

A:	Proposal 1, the approval of the merger, requires the affirmative vote of the holders of a majority of the Overland shares issued and outstanding on the record date, and entitled to vote at the meeting. If you do not submit a proxy or voting instructions or do not vote in person at the meeting, or if you “ABSTAIN” from voting on the merger, the effect will be the same as a vote “AGAINST” the merger.

Proposal 2, the advisory (non-binding) vote on the ‘golden parachute’ compensation that may become payable to Overland’s named executive officers in connection with the completion of the merger required by Item 402(t) of Regulation S-K and Section 14A(b) of the Exchange Act is advisory and, therefore, it will not be binding on Overland, nor will it overrule any prior decision or require the board of directors of Overland (or any committee thereof) to take any action. The proposal will be approved if the votes cast “FOR” the proposal exceed the votes cast “AGAINST” the proposal.

Proposal 3, approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger, requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the special meeting, and entitled to vote on the matter at the special meeting.

With respect to Proposal 3, if you do not submit a proxy or voting instructions or do not vote in person at the meeting, your shares will not be counted in determining the outcome of these proposals. If you “ABSTAIN” from voting on Proposal 3, the effect will be the same as a vote “AGAINST” that proposal.

Q:	Do the directors and officers of Overland intend to vote for the merger?

A:	Yes. Pursuant to voting agreements entered into with Sphere 3D, certain directors, executive officers and other shareholders of Overland beneficially holding an aggregate of 11,383,675 shares of Overland common stock, or approximately 65% of the voting power of Overland’s common stock, have agreed to vote their shares of Overland common stock at the special meeting in favor of the proposal to approve the merger agreement and the merger. For a more complete description of the voting agreement and irrevocable proxy, see “Agreements Entered into in Connection with the Merger Agreement—Voting Agreements” on page 117 of this proxy statement/prospectus. The form of voting agreement and irrevocable proxy is also attached to this proxy statement/prospectus as Annex B.

Q:	Can I attend the special meeting? What do I need for admission?

A:	You are entitled to attend the special meeting if you were a shareholder of record or a beneficial owner as of the close of business on , 2014 or you hold a valid legal proxy for the special meeting. If you are a shareholder of record, your name will be verified against the list of shareholders of record prior to your being admitted to the special meeting. If you are a beneficial owner, you will need to provide proof of beneficial ownership on the record date in order to be admitted to the special meeting, such as a brokerage account statement showing that you owned common stock of Overland as of the record date, a voting instruction form provided by your bank, broker or other nominee, or other similar evidence of ownership as of the record date, including a valid legal proxy from your bank, broker or other nominee. You should also be prepared to present photo identification for admission. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special meeting.

Q:	How can I vote my shares in person at the special meeting?

A:	All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers or other nominees, are invited to attend the special meeting and vote their shares in person.

If your Overland shares are registered directly in your name with Overland’s transfer agent, Wells Fargo Bank, N.A., you are considered the shareholder of record with respect to those shares. If you are a shareholder of record as of the close of business on the record date for the determination of shareholders entitled to vote at the meeting, you have the right to vote your shares in person at the special meeting. If you choose to do so, you can vote at the special meeting using the written ballot that will be provided at the meeting or you can complete, sign and date the enclosed proxy card you received with this proxy statement/prospectus and submit it at the special meeting.

If your shares are held in a stock brokerage account or by a bank, broker, or other nominee (that is, in “street name”) rather than directly in your own name with Overland’s transfer agent, you are considered a beneficial owner of your shares and this proxy statement/prospectus is being forwarded to you by your bank, broker, or other nominee. As the beneficial owner, you may attend the special meeting and vote your shares in person at the special meeting only if you obtain a legal proxy from the bank, broker, or other nominee that holds your shares giving you the right to vote the shares at the meeting.

Even if you plan to attend the special meeting, it is recommended that you submit your proxy or voting instructions in advance of the meeting as described below so that your vote will be counted if you later decide not to attend the special meeting.

Q:	How can I vote my shares without attending the special meeting?

A:	Whether you are a shareholder of record or a beneficial owner, you may direct how your shares are voted without attending the special meeting. If you are a shareholder of record, you may submit a proxy to authorize how your shares are voted at the special meeting. Your proxy can be submitted by mail by completing, signing, and dating the proxy card you received with this proxy statement/prospectus and then mailing it in the enclosed prepaid envelope. Shareholders of record may also submit a proxy over the Internet or by telephone by following the instructions provided on the proxy card you received with this proxy statement/prospectus. If you are a beneficial owner, you must submit voting instructions to your bank, broker or other nominee in order to authorize how your shares are voted at the special meeting. Please follow the instructions provided by your bank, broker or other nominee.

Submitting a proxy or voting instructions will not affect your right to vote in person should you decide to attend the special meeting, although beneficial owners must obtain a “legal proxy” from the bank, broker, or other nominee that holds their shares giving them the right to vote the shares at the special meeting in order to vote in person at the meeting.

Q:	What does it mean if I received more than one set of proxy materials?

A:	If you received more than one set of proxy materials, it means that you hold Overland shares in more than one account. For example, you may own your shares in various forms, including jointly with your spouse, as trustee of a trust, or as custodian for a minor. To ensure that all of your shares are voted, please provide a proxy or voting instructions for each account for which you received proxy materials.

Q:	How will my shares be voted if I do not provide specific voting instructions in the proxy or voting instruction form I submit?

A:	If you submit a proxy or voting instructions but do not indicate your specific voting instructions on one or more of the proposals to be presented at the special meeting, your shares will be voted as recommended by Overland’s board of directors on those proposals and as the proxyholders may determine with respect to any other matter properly presented for a vote at the special meeting.

Q:	What is the deadline for voting my shares?

A:

If you are a shareholder of record, your proxy must be received by telephone or the Internet by 9:00 p.m. (Pacific Time) on                     ,                     , 2014 in order for your shares to be voted at the special meeting. However, if you are a shareholder of record, you may instead mark, sign, date, and return the enclosed proxy card, which must be received before the polls close at the special meeting, in order for your shares to be voted at the meeting. If you are a beneficial owner, please read the voting instructions provided by your bank, broker, or other nominee for information on the deadline for voting your shares.

Q:	What is a quorum?

A:	The presence at the special meeting, in person or by proxy, of the holders of a majority of the Overland shares outstanding at the close of business on the record date for the determination of shareholders entitled to vote at the meeting constitutes a quorum for the purposes of the special meeting. Abstentions are counted as present for the purpose of determining whether a quorum is present.

Q:	How will abstentions be counted?

A:	If you “ABSTAIN” from voting on either of Proposal 1 or Proposal 3, the effect will be the same as a vote “AGAINST” such proposal. If you “ABSTAIN” from voting on Proposal 2, your shares will not be counted in determining the outcome of this proposal.

Q:	Why is my vote important?

A:	If you do not submit a proxy or voting instructions or vote in person at the special meeting, it will be more difficult for us to obtain the necessary quorum to hold the special meeting. Although certain Overland shareholders holding approximately 65% of the outstanding Overland shares have agreed pursuant to voting agreements to vote their shares in favor of the merger, and as a result Overland expects the merger to be approved, because the merger must be approved by the holders of a majority of the outstanding Overland shares entitled to vote on the merger, your failure to submit a proxy or voting instructions or to vote in person at the special meeting will have the same effect as a vote “AGAINST” Proposal 1.

If you do not submit a proxy or voting instructions or do not vote in person at the meeting, your shares will not be counted in determining the outcome of any of the other proposals at the special meeting.

Q:	If my shares are held in “street name” by my broker, bank, or other nominee, will my broker, bank, or other nominee vote my shares for me if I do not submit voting instructions?

A:	No. It is not expected that your broker, bank, or other nominee will have discretion to vote your shares on any of the matters listed in the notice of special meeting, except in accordance with your specific instructions. Therefore, if you hold your shares in “street name” through a brokerage account and do not submit voting instructions to your broker, bank, or other nominee, your broker, bank, or other nominee will not be able to vote your shares of common stock on any of the proposals at the special meeting. Please note, however, that if you properly submit voting instructions to your broker, bank, or other nominee but do not indicate how you want your shares to be voted, your shares will be voted as recommended by Overland’s board of directors on those proposals and as the proxyholders may determine with respect to any other matter properly presented for a vote at the special meeting.

Q:	May I change my vote after I have submitted my proxy or voting instructions?

A:	Yes. As a shareholder of record, once you have submitted your proxy by mail, telephone or via the Internet, you may revoke it at any time before it is voted at the special meeting. You may revoke your proxy in any one of three ways:

•	you may grant another proxy marked with a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method);

•	you may notify Overland’s Secretary in writing that you wish to revoke your proxy before it is voted at the special meeting; or

•	you may vote in person at the special meeting.

Attendance at the special meeting in and of itself, without voting in person at the meeting, will not cause your previously granted proxy to be revoked.

Please note that if you hold your shares in “street name” through a broker, bank, or other nominee and you have instructed your broker, bank, or other nominee to vote your shares, the above-described options for changing your vote do not apply, and instead, you must follow the instructions received from your broker, bank, or other nominee to change your vote.

Q:	What happens if I transfer my Overland shares after the record date?

A:	The record date for the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your Overland shares after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (so long as such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Overland’s shareholders in connection with the merger. In order to receive the merger consideration, you must hold your Overland shares through completion of the merger.

Q:	What do I need to do now?

A:	You are urged to read this proxy statement/prospectus carefully, including its annexes and the documents referred to in this proxy statement/prospectus, and then mail your completed, dated, and signed proxy card or voting instruction form in the enclosed prepaid return envelope as soon as possible, or submit your proxy or voting instruction via the Internet or by phone in accordance with the instructions included with this proxy statement/prospectus and the enclosed proxy card or voting instruction form, so that your shares can be voted at the special meeting.

Q:	Who is paying for this proxy solicitation?

A:	Overland will pay the costs of printing and mailing this proxy statement/prospectus to Overland shareholders and all other costs incurred in connection with the solicitation of proxies for the special meeting. In addition to the mailed proxy materials, Overland’s and Sphere 3D’s directors, officers, and other employees may also solicit proxies or votes in person, in writing, by telephone, e-mail, or other means of communication. Directors, officers, and other employees will not be paid any additional compensation for soliciting proxies. Overland will also reimburse banks, brokers, nominees, and other record holders for their reasonable expenses in forwarding proxy materials to beneficial owners of Overland shares.

Q:	Who can help answer my questions?

A:	If you have any questions or need further assistance in voting your Overland shares, or if you need additional copies of this proxy statement/prospectus or the proxy card, please contact Investor Relations at Overland Storage, Inc., 9112 Spectrum Center Boulevard, San Diego, California 92123, or by calling 1-800-729-8725.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to carefully read the entire proxy statement/prospectus, including the annexes and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the special meeting. For additional information, see “Where You Can Find More Information” on page 215. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the Companies (page 124)

Sphere 3D Corporation

Sphere 3D is a virtualization technology solution provider. Sphere 3D’s Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D also supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for Virtual Desktop Infrastructure technology.

Sphere 3D was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on May 2, 2007 and is listed on the TSXV, under the trading symbol “ANY” and on the NASDAQ Global Market, under the trading symbol “ANY”. The principal executive office of Sphere 3D is located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1, Canada, and Sphere 3D’s telephone number is (416) 749-5999. Sphere 3D’s website is www.Sphere3d.com.

Sphere 3D is an “emerging growth company” under the Jumpstart Our Business Startups Act 2012 (the “Jobs Act”). See “Risk factors—Risks Relating to the Combined Company” beginning on page 31 and “Sphere 3D’s Business” beginning on page 144.

S3D Acquisition Company

Merger Sub is a newly formed California corporation and a wholly owned subsidiary of Sphere 3D. Merger Sub was formed solely for the purpose of effecting the proposed merger with Overland and has not carried on any activities other than in connection with the proposed merger. The address and telephone number for Merger Sub’s principal executive office is the same as for Sphere 3D.

Overland Storage, Inc.

Overland provides data protection solutions designed for backup and recovery to ensure business continuity. Overland has a portfolio of disk-based data protection solutions, including network attached storage (“NAS”) and storage area network (“SAN”) products and solutions, as well as tape automation systems, including tape and virtual tape library systems, designed for small and medium business computing environments.

Overland was incorporated in September 1980, and its common shares are traded on the NASDAQ Capital Market under the symbol “OVRL.” The principal executive office of Overland is located at 9112 Spectrum Center Boulevard, San Diego, CA 92123, and Overland’s phone number is 1.800.729.8725 (toll free) or 1.858.571.5555. Overland’s website is www.Overlandstorage.com.

Additional information about Overland and its subsidiaries is included in documents publicly filed by Overland. See “Where You Can Find More Information” beginning on page 215.

The Agreement and Plan of Merger

Under the terms of the merger agreement, Merger Sub will merge with and into Overland, with Overland continuing as the surviving corporation. The merger agreement and the amendment to the merger agreement are attached to this proxy statement/prospectus as Annex A and are incorporated into this proxy statement/prospectus by reference. We encourage you to read the entire merger agreement, including the amendment, carefully as it is the legal document that governs the merger.

General

As a result of the merger, the separate corporate existence of Merger Sub will cease and Overland will continue as the surviving corporation of the merger and become a wholly-owned subsidiary of Sphere 3D.

Holders of Overland common shares, as of the effective time of the merger, will exchange their Overland common shares for Sphere 3D common shares. Each Overland share will be exchanged for 0.46385 of a Sphere 3D common share, plus the number of Sphere 3D common shares equal to the quotient obtained by dividing (x) the number of shares of common stock of Sphere 3D held by Overland immediately prior to the closing of the Merger by (y) 18,495,865.20 plus the quotient obtained by dividing (A) (i)105% of the principal amount of any indebtedness of Overland to the Cyrus Funds repaid by Overland on or after the date of the merger agreement and prior to the closing of the Merger divided by (ii) 8.675 by (B) 18,495,865.20.

Upon the closing of the merger, Overland will cease trading on the NASDAQ Capital Market. Sphere 3D will continue to trade after the merger on the TSXV under the symbol “ANY” and on the NASDAQ Global Market under the symbol “ANY.”

Reasons for the Merger

The Overland board of directors has determined that the merger and the terms of the merger agreement are in the best interests of Overland and its shareholders and has adopted the merger agreement. For a description of the factors on which the Overland board of directors based its determination, see “Proposal One—The Merger—Recommendations of the Overland Board of Directors; Overland’s Reasons for the Merger” beginning on page 63.

Opinion of Roth, the Special Committee’s Financial Advisor

On May 15, 2014, Roth Capital Partners (“Roth”) rendered its oral opinion, subsequently confirmed in writing, to the special committee of Overland’s board of directors that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the per share consideration to be received by the shareholders of Overland (other than shareholders of Overland that also are shareholders of Sphere 3D (or holders of securities exercisable or convertible for Sphere 3D common shares) (the “Excluded Holders”)) in their capacity as such pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Roth’s opinion was directed to the special committee and only addressed the fairness from a financial point of view of the per share consideration to be received by the shareholders of Overland (other than the Excluded Holders) in their capacity as such pursuant to the merger agreement, and does not address any other aspect or implication of the merger. Roth’s opinion does not address the relative merits of the merger as compared to any alternative business strategies that might exist for Overland. The summary of Roth’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Roth in preparing its opinion. We encourage holders of the shares to read carefully the full text of Roth’s written opinion. However, neither Roth’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute advice or a recommendation to the special committee, the board of directors or any holder of the shares as to how to act or vote with respect to the merger. Please see “Proposal One—The Merger—Opinion of Roth, the Special Committee’s Financial Advisor” beginning on page 68 for additional information.

Overland’s Special Meeting of Shareholders

Overland’s special meeting of shareholders will be held at the CityView Plaza located at 125 South Market Street, 2nd Floor, Room 225B, San Jose, CA 95113, on                     ,                     , 2014 at                      (Pacific Time). At the special meeting, shareholders of Overland will consider and vote upon a proposal to approve the merger agreement and the merger and the other proposals described in the notice for the meeting included with this proxy statement/prospectus. Only shareholders of record at the close of business on                     , the record date, will be entitled to vote at the special meeting.

Quorum and Vote Required at the Special Meeting

A minimum of one half of the Overland common shares issued and outstanding must be represented at the special meeting, in person or by proxy, in order to constitute a quorum. The proposal for the approval of the merger agreement and the merger will be approved if holders of a majority of the issued and outstanding Overland common shares as of the record date vote in favor of the proposal.

Shares Beneficially Owned as of the Record Date

Shares Owned by Directors and Officers of Overland. Based on                      shares, the number of Overland common shares outstanding as of                     , 2014, or the record date, the directors and executive officers of Overland and their affiliates, as a group, beneficially own approximately                      Overland common shares, or approximately     % of the outstanding Overland common shares entitled to be voted at the special meeting.

Shares owned by Sphere 3D. As of the record date, Sphere 3D owned 42,644 shares of Overland issued in connection with a technology license agreement entered into by Overland and Sphere 3D in July 2013.

Voting Control by Sphere 3D. In addition to the Overland shares owned by Sphere 3D, in connection with the merger agreement, on May 15, 2014, Sphere 3D entered into voting agreements with certain directors, officers and other shareholders of Overland. Each voting agreement provides that the Overland shareholder party to the agreement will vote for and support the merger. Sphere 3D also obtained irrevocable proxies in connection with the support agreement to vote in favor of the merger and against any proposal made in opposition to, or in competition with, the consummation of the merger. As a result of the voting agreements and based on                  Overland common shares outstanding as of                     , 2014, Sphere 3D has voting control with respect to                      Overland common shares, or approximately     % of the outstanding Overland common shares entitled to be voted at the special meeting.

Overland Warrants

Each outstanding Overland warrant will be deemed to be exchanged for a substitute warrant that will entitle its holder to acquire, in lieu of one Overland common share, 0.46385 of a Sphere 3D common share, plus the number of Sphere 3D common shares equal to the quotient obtained by dividing (x) the number of common shares of Sphere 3D held by Overland immediately prior to the closing of the merger by (y) 18,495,865.20 plus the quotient obtained by dividing (A) (i)105% of the principal amount of any indebtedness of Overland to the Cyrus Funds repaid by Overland on or after the date of the merger agreement and prior to the closing of the

Merger divided by (ii) 8.675 by (B) 18,495,865.20, upon exercise in accordance with the terms of the original Overland warrant. The per share exercise price for the Sphere 3D shares issuable upon exercise of an assumed Overland warrant shall be equal (rounded up to the nearest whole cent) to the per-share exercise price of the Overland warrant immediately prior to the Effective Time divided by the Exchange Ratio. For more information on the exchange of the Overland warrants, see “The Agreement and Plan of Merger—Effect on Capital Stock” on page 102 of this proxy statement/prospectus.

Dissenters’ Rights

If the merger is approved by Overland’s shareholders, any holder of Overland common shares who does not vote in favor of the merger and who has previously taken necessary steps under California law may exercise rights of appraisal under California law, rather than receive the merger consideration in the merger. The provisions of California law governing dissenters’ rights are complex, and you should study them carefully if you wish to exercise your dissenters’ rights. A shareholder may take actions that prevent that shareholder from successfully asserting these rights, and multiple steps must be taken to properly perfect the rights. In addition, under California law, no dissenters’ rights are available for shares, such as Overland’s, listed on the NASDAQ Capital Market, (i) except where there exists any restriction on transfer imposed by Overland or by any law or regulation, or (ii) except where the holder of shares is required to accept for the shares anything other than: (a) shares of any other corporation, which shares are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 of the California Corporate Securities Law of 1968 (the “CCSL”); (b) cash in lieu of fractional shares; or (c) any combination of the shares and cash in lieu of fractional shares described in the foregoing clauses (a) and (b). As Sphere 3D’s common shares are listed on the NASDAQ Global Market, Sphere 3D’s common shares are considered listed on a national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 of the CCSL. As a result the exception in clause (a) in the preceding sentence shall apply, and Overland shareholders will not have the right to have Overland purchase their Overland shares at the fair market value determined under Chapter 13 of the CGCL unless their shares are subject to a restriction on transfer imposed by Overland or by any law or regulation. A copy of Sections 1300-1313 of the CGCL is attached to this proxy statement/prospectus as Annex C. For a more detailed discussion of dissenters’ rights under California law, please see the section entitled “Proposal One—The Merger—Dissenters’ Rights” beginning on page 96 of this proxy statement/ prospectus.

Unaudited Pro Forma Condensed Combined Financial Information

For a discussion of the unaudited pro forma condensed combined financial information, see “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 21.

Accounting Treatment

Upon the closing of the merger, Sphere 3D intends to change its accounting method to the United States Generally Accepted Accounting Principles (“GAAP”). In accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, (“IFRS”) and GAAP, Sphere 3D will account for the merger using the acquisition method of accounting for business combinations. Sphere 3D, the legal and accounting acquirer will record the acquisition based on the fair value of the considerations given, which is the market value of its shares issued in connection with the merger (based on the closing price of Sphere 3D’s common shares at the effective time of the merger). The assets acquired and liabilities assumed of Overland will be measured at their estimated fair value at the date of completion of the merger. Any excess of the fair value of considerations paid over the aggregate fair value of net assets acquired will be recorded as goodwill.

Regulatory Approvals

Overland and Sphere 3D intend to make all required filings under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, in connection with the merger. Other than those SEC filings and filings required with the TSXV and NASDAQ relating to the listing of Sphere 3D common shares to be issued in the merger, Overland and Sphere 3D are not aware of any other material regulatory filings or approvals required prior to completing the merger as described in this proxy statement/prospectus.

Conditions to the Completion of the Merger

Sphere 3D’s and Overland’s obligations to complete the merger depend on a number of conditions being met. These include:

1.	approval of the merger by the holders of a majority of the outstanding Overland common shares;

2.	receipt or filing of all consents, approvals and authorizations of, any governmental authority required to be made or obtained by the Overland, Sphere 3D, Merger Sub or any of their subsidiaries to consummate the merger shall have been made or obtained;

3.	the absence of any law or order prohibiting the merger;

4.	the absence of any judgment, order, or law which prohibits, materially restricts, makes illegal or enjoins the consummation of the merger;

5.	the effectiveness of the registration statement for the Sphere 3D common shares to be issued in the merger and the approval for listing of such shares on the TSXV and NASDAQ;

6.	subject to certain limitations and exceptions, the accuracy of the other party’s representations and warranties and the performance in all material respects of its covenants; and

7.	the absence of any material adverse change with respect to the business and affairs of either Overland (in the case of Sphere 3D) or Sphere 3D (in the case of Overland).

Where permitted by applicable law, either of Sphere 3D or Overland could choose to waive a condition to its respective obligation to complete the merger even when that condition has not been satisfied. Sphere 3D and Overland cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. See “The Agreement and Plan of Merger—Conditions to Obligations to Complete the Merger” on page 113.

Termination and Termination Fees

The merger agreement may be terminated, either before or after Overland’s shareholders approve the merger agreement, under certain circumstances described in “The Agreement and Plan of Merger—Termination; Termination Fees” on page 115. If the merger agreement is terminated for certain specified reasons, Overland may have to pay Sphere 3D a termination fee of $3.5 million. In addition, Overland will be required to repay the up to $10 million loan made by Sphere 3D to Overland upon the maturity of the loan in May 2018. And, if the closing of the Merger does not occur prior to January 12, 2015, Overland will be required to repay $7.5 million of loans made to Overland by the Cyrus Funds. Please see “The Agreement and Plan of Merger—Overland is Prohibited from Soliciting Other Offers” on page 110.

Resale of Sphere 3D Common Shares

All Sphere 3D common shares that each Overland shareholder receives in the merger will be listed on the TSXV and the NASDAQ Global Market and will be freely transferable unless a shareholder is deemed an affiliate of Overland immediately prior to the merger or an affiliate of Sphere 3D following the merger for purposes of the U.S. securities laws. For more information, see “Proposal One—The Merger—Restrictions on Sales of Shares by Certain Affiliates” on page 99.

If the merger is completed, Overland common shares will no longer be traded on the NASDAQ Capital Market.

Exchange Agent

Prior to the closing, Sphere 3D will appoint an exchange agent in connection with the merger.

Litigation Related to the Merger (see page 99)

Since the merger was announced on May 15, 2014, Overland, all of Overland’s directors, Sphere 3D, Merger Sub and Cyrus Capital have been named as defendants in one or more of the four purported stockholder class actions filed in the Superior Court of California, County of San Diego by stockholders of Overland challenging the proposed merger. The actions seek, among other things, to enjoin the defendants from completing the merger on the agreed upon terms.

Interests of Certain Persons in the Merger (page 77)

You should be aware that a number of directors and executive officers of Overland have interests in the merger that are different from, or in addition to, yours. These interests include the intended employment of Eric L. Kelly and Kurt Kalbfleisch by Sphere 3D after the merger, Mr. Kelly’s continued role as Chairman of Sphere 3D, change of control agreements that provide severance payments to certain employees upon a qualifying termination of employment in connection with the merger, the receipt of liability insurance and indemnification benefits by directors and officers of Overland from Sphere 3D, the loans to both Overland and Sphere 3D by the Cyrus Funds, and the issuance of Sphere 3D shares to the Cyrus Funds equal to 5% of the aggregate principal amount of the notes of Overland held by the Cyrus Funds in exchange for the Cyrus Funds waiving their right to require such notes to be paid in full in cash as a result of the closing of the merger. In addition, upon the closing of the merger, two additional board members to be designated by Overland will be appointed to Sphere 3D’s board of directors.

Material U.S. Federal Income Tax Considerations (page 82)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. If the merger qualifies as a reorganization for U.S. federal income tax purposes, U.S. holders (as defined below under “Material Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders”) of Overland common stock will not recognize income, gain or loss on the exchange of their Overland common stock for Sphere 3D common shares in the merger (other than a U.S. holder of Overland common stock who is a “five-percent transferee shareholder” within the meaning of the rules under Treasury regulations Section 1.367(a)-3(c) and who does not file a gain recognition agreement with the U.S. Internal Revenue Service, or the IRS), but will recognize income, gain or loss from the receipt of cash in lieu of any fractional shares of Sphere 3D common shares that they would otherwise receive. This non-recognition treatment is not certain, however, and there is risk that U.S. holders of Overland common stock will be required to recognize gain (but not loss) in the merger because non-recognition treatment depends on the application of complex rules under Section 367(a) of the Code and there is no authority directly on point dealing with relevant issues.

Pursuant to the merger agreement, in the event Sphere 3D and Overland determine that the merger may not qualify as a reorganization within the meaning of Section 368(a) of the Code, Sphere 3D and Overland will cooperate in restructuring the merger to cause the acquisition of Overland to qualify as a reorganization under Section 368(a). Under such provision, Sphere 3D and Overland may structure the acquisition as follows: (a) Merger Sub merges with and into Overland (the “first merger”) and (b) Overland merges with and into a newly formed wholly-owned subsidiary of Sphere 3D (“Merger Sub 2”) with Merger Sub 2 surviving as a wholly-owned subsidiary of Sphere 3D (the “final merger”). The first merger and the final merger should qualify as a single integrated transaction for United States federal income tax purposes and for purposes of this summary, the term “merger” shall include both the first merger and the final merger.

The discussion of U.S. federal income tax considerations set forth herein is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a U.S. holder of Overland common shares. Shareholders of Overland should consult their own tax advisors to determine the particular tax consequences to them of the merger, including the application and effect of U.S. federal, state, local, foreign and other tax laws.

The foregoing summary of U.S. federal income tax consequences of the merger is qualified in its entirety by the longer form discussion under “Proposal One—The Merger—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders” beginning on page 82 and “—The Merger—Material U.S. Federal Income Tax Consequences of Owning Sphere 3D Common Shares” beginning on page 85. Neither Overland nor Sphere 3D has sought or obtained a ruling from the IRS regarding any of the tax consequences of the merger. Accordingly, there can be no assurance that the IRS will not challenge this tax treatment of the merger or that the U.S. courts will uphold this tax treatment in the event of an IRS challenge.

Material Canadian Federal Income Tax Considerations (page 92)

Subject to certain exceptions, a Non-Canadian Holder (as defined herein) of Sphere 3D common shares should not be subject to tax in Canada upon the disposition of Sphere 3D common shares.

Comparison of Rights of Shareholders of Overland and Shareholders of Sphere 3D (page 191)

The rights of Overland shareholders are currently governed by Overland’s articles of incorporation (the “Overland Articles”), Overland’s bylaws (the “Overland Bylaws”) and the CGCL. If the merger is successfully completed, holders of Overland common shares will become shareholders of Sphere 3D. Thereafter, their rights will be governed by the OBCA and subject to Sphere 3D’s articles of incorporation, as amended (the “Sphere 3D Articles”) and Sphere 3D’s bylaws (the “Sphere 3D Bylaws”). As a result, these Overland shareholders will have different rights once they become shareholders of Sphere 3D due to the differences in the governing documents of Sphere 3D and Overland. The key differences are described in the section titled “Comparison of Rights of Overland Shareholders and Sphere 3D Shareholders” beginning on page 191 of this proxy statement/prospectus.

Risk Factors (page 27)

There are risks associated with the merger transaction, which are described in the section titled “Risk Factors” beginning on page 27. You should carefully read and consider these risks, which include, without limitation, the following risks:

•	The Exchange Ratio will not be adjusted in the event of any change in either Overland’s stock price or Sphere 3D’s stock price;

•	Because the merger will be completed after the date of the special meeting, at the time of Overland’s special meeting, the exact market value of the Sphere 3D common shares that Overland shareholders will receive upon completion of the merger could be higher or lower than the market value at the time of the special meeting;

•	The merger is subject to a number of conditions, including the receipt of consents and clearances from regulatory authorities that may not be obtained, may not be completed on a timely basis or may impose conditions that could have an adverse effect on Overland or Sphere 3D;

•	Failure to complete the merger could negatively impact Overland’s business, financial condition, results of operations or stock prices;

•	Lawsuits have been filed against Overland, Overland’s directors, Sphere 3D, Merger Sub and Cyrus Capital relating to the merger and an adverse ruling in any such lawsuit may prevent the merger from being completed;

•	If the merger does not qualify as a reorganization under Section 368(a) of the Code or is otherwise taxable to U.S. holders of Overland common stock, then such holders may be required to pay substantial U.S. federal income taxes;

•	The rights of Overland’s shareholders who become Sphere 3D shareholders in the merger will be governed by the OBCA and subject to the Sphere 3D Articles and the Sphere 3D Bylaws;

•	The merger agreement contains provisions that could discourage a potential competing acquiror of Overland;

•	The market price of Sphere 3D’s common shares has been, and may continue to be, volatile, and Overland shareholders could lose all or part of their investment because the market price of Sphere 3D shares could drop significantly before or after the merger closes;

•	Current Overland shareholders will have reduced ownership and voting interests after the merger;

•	The merger will result in changes to Sphere 3D’s board of directors and management that may affect the strategy and operations of the combined company as compared to that of Overland and Sphere 3D as they currently exist;

•	Any delay in completing the merger may reduce or eliminate the benefits expected to be achieved thereunder;

•	Uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations following the merger;

•	The expected benefits of the merger may not be realized;

•	The obligations and liabilities of Sphere 3D, some of which may be unanticipated or unknown, may be greater than anticipated, which may diminish the value of Sphere 3D’s common shares;

•	Sphere 3D’s future results following the merger may differ materially from the unaudited pro forma financial information included in this document;

•	Sphere 3D may be treated as a Passive Foreign Investment Company, resulting in adverse U.S. federal income tax consequences;

•	Overland and Sphere 3D expect to incur substantial expenses related to the merger and the integration of the two companies;

•	Sphere 3D and Overland may be unable to integrate their respective businesses successfully;

•	Sphere 3D’s future results will suffer if it does not effectively manage its expanded operations following the merger;

•	The merger will increase Sphere 3D’s overall exposure to international operations;

•	The merger may result in a loss of customers, clients and strategic alliances;

•	The market price of Sphere 3D’s common shares may be affected by factors different from those affecting Sphere 3D’s common shares or Overland’s common stock prior to consummation of the merger;

•	Third parties may terminate or alter existing contracts with Overland and Sphere 3D; and

•	Sphere 3D faces a number of additional risks related to the operation of its business.

Enforceability of Civil Liabilities Against Foreign Persons

Sphere 3D is a corporation governed by the OBCA and by the applicable federal laws of Canada. A majority of Sphere 3D’s assets are located outside the United States and most of Sphere 3D’s directors and officers and some of the experts named in this proxy statement/prospectus reside outside the United States and a majority of their assets is located outside the United States. Because many of these persons are located outside the United States, it may not be possible for you to effect service of process within the United States on these persons. Furthermore, it may not be possible for you to enforce against Sphere 3D or them, in the United States, judgments obtained in United States courts, because a majority of Sphere 3D’s assets and the assets of these persons are located outside the United States.

There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based on the United States federal securities laws or “blue sky” laws of any state within the United States and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based on the civil liability provisions of the United States federal securities laws or any such state securities or blue sky laws. Therefore, it may not be possible to enforce those judgments against Sphere 3D, its directors and officers and some of the experts named in this proxy statement/prospectus, including the annexes hereto.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL DATA

Selected Historical Financial Data of Sphere 3D

The following tables summarize Sphere 3D’s financial data. The statements of operations data for the six months ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014, which are prepared in accordance with International Financial Reporting Standards, or IFRS, are derived from Sphere 3D’s unaudited financial statements and related notes, which are included elsewhere in this proxy statement/prospectus. The statements of operations data for the fiscal years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013, 2012 and 2011, which are prepared in accordance with IFRS, are derived from Sphere 3D’s audited financial statements and related notes, which are included elsewhere in this proxy statement/prospectus. Historical results are not indicative of the results that should be expected in the future.

Balance sheet data (Canadian Dollars) (in thousands)	As of December 31,			As of June 30, 2014
	2013	2012	2011
Balance sheet data
Total assets	$8,896	$3,211	$1,782	$35,585
Total liabilities	983	303	391	11,451
Net assets	7,913	2,908	1,391	24,134
Capital stock	12,086	5,409	2,412	21,535
Number of shares outstanding	21,098	16,114	11,100	23,414

Statement of Operations data (Canadian dollars) (in thousands, except loss per share)	For the year ended December 31,			For the six months ended June 30
	2013	2012	2011	2014	2013
Statement of operations data (IFRS)
Operating revenue	$—	$409	$261	$2,757	$—
Income (loss) from operations	(2,378)	(2,461)	(1,048)	(3,397)	(1,210)
Income (loss) from continuing operations	(2,378)	(2,461)	(1,048)	(3,397)	(1,210)
Net (loss) income	(2,378)	(2,461)	(1,048)	(3,397)	(1,210)

Net income (loss) from continuing operations per share	$(0.14)	$(0.21)	$(0.12)	$(0.15)	$(0.08)
Basic and diluted (loss) gain per common share	(0.14)	(0.21)	(0.12)	(0.15)	(0.08)

(1)	Presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Selected Historical Financial Data of Overland

The following tables summarize Overland’s financial data which are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The statements of operations data for the fiscal years ended June 30, 2014 and 2013 and the balance sheet data as of June 30, 2014 and 2013 are derived from Overland’s audited financial statements and related notes appearing in Overland’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014. The statements of operations data for the fiscal years ended June 30, 2012, 2011 and 2010 and the balance sheet data as of June 30, 2012, 2011 and 2010 are derived from Overland’s audited financial statements and related notes, which are not included in this proxy statement/prospectus. Historical results are not indicative of the results that should be expected in the future. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Overland or the combined company, and you should read the following information together with Overland’s audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Overland’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014. For more information, see the section entitled “Where You Can Find More Information” beginning on page 215.

In April 2014, Overland filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of Overland’s capital stock. All share and per share data information included in this proxy statement/prospectus reflect the reverse stock split.

Balance sheet data (US Dollars) (in thousands)	As of June 30,
	2014	2013	2012	2011	2010
Balance sheet data
(U.S. GAAP)

Total assets	$93,939	$31,403	$38,260	$40,925	$44,325
Total liabilities	57,145	41,699	35,219	33,790	41,659
Net assets	36,794	(10,296)	3,041	7,135	2,666
Capital stock	187,434	123,065	116,682	104,382	85,709
Number of shares outstanding	17,540	6,081	5,547	4,599	2,177

Statement of Operations data (US dollars) (in thousands, except per share data)	For the year ended June 30,
	2014	2013	2012	2011	2010
Statement of operations data
(U.S. GAAP)

Operating revenue	$65,692	$48,020	$59,632	$70,197	$77,662
Income (loss) from operations	(23,950)	(18,875)	(17,014)	(15,599)	(14,358)
Net (loss)	(22,924)	(19,647)	(16,161)	(14,499)	(12,962)
Basic and diluted (loss) per common share	(1.99)	(3.41)	(3.30)	(4.69)	(10.21	)(1)
Shares used in computing net loss per share	11,491	5,768	4,897	3,090	1,284

(1)	Based upon net loss applicable to common shareholders of $(13,106)

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting. The Sphere 3D and Overland selected unaudited pro forma condensed combined balance sheet data as of June 30, 2014 assumes that the merger took place on June 30, 2014, and combines the Sphere 3D unaudited consolidated balance sheet at June 30, 2014 with Overland’s unaudited consolidated balance sheet at June 30, 2014. The Sphere 3D and Overland selected unaudited pro forma condensed combined statements of operations data assumes that the merger took place as of January 1, 2013 and that Overland’s prior acquisition of Tandberg Data Holdings S.à r.l. (“Tandberg”) took place on January 1, 2013. The selected unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2014 combines the Sphere 3D unaudited statement of operations data for the six months ended June 30, 2014 with the Overland unaudited statement of operations data for the six months ended June 30, 2014. The unaudited statement of operations data for the six months ended June 30, 2014 was derived from Overland’s audited annual report on Form 10-K and the unaudited statement of operations contained in Overland’s unaudited quarterly report on Form 10-Q for the three and six months ended December 31, 2013. The selected unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2013 combines the Sphere 3D audited statement of operations data for the year ended December 31, 2013 with the Overland unaudited statement of operations data for the period ended December 31, 2013 and the Tandberg audited statement of operations for the year ended December 31, 2013.

The unaudited pro forma condensed combined financial statements assume that, at the effective time of the merger, each outstanding Overland share (other than those with respect to which appraisal rights are available, properly exercised and not withdrawn) will be converted into the right to receive 0.46385 (subject to adjustment as described herein) of a validly issued, fully paid and non-assessable Sphere 3D common share. Pro forma book value per share is calculated by dividing total assets (including both tangible and intangible assets) minus total liabilities of Sphere 3D as at June 30, 2014 under GAAP by the total number of Sphere 3D common shares outstanding at such date (including issuance of Sphere 3D shares to Overland shareholders as of such date).

The selected unaudited pro forma condensed combined financial data is based on estimates and assumptions that are preliminary, presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The following information should be read in conjunction with the audited consolidated financial statements of Sphere 3D for the year ended December 31, 2013, and the unaudited consolidated financial statements of Sphere 3D for the period ended June 30, 2014, which are included elsewhere in this proxy statement/prospectus and should be read in conjunction with those statements and the related notes. The following information should be read in conjunction with the audited consolidated financial statements of Overland contained in Overland’s Annual Report on Form 10-K for the year ended June 30, 2014. The selected unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2014 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this proxy statement/prospectus and should be read in conjunction with those statements and the related notes. See “Unaudited Pro Forma Condensed Combined Financial Statements” on page 173 of this proxy statement/prospectus.

Pro Forma Balance sheet data (US Dollars) (in thousands)	As of June 30
	2014
Pro Forma Balance sheet data
(GAAP)
Total assets	$135,479
Total liabilities	68,660
Net assets	66,819
Capital stock	80,651
Number of shares outstanding	31,249

Pro Forma Statement of Operations data (US dollars) (in thousands, except per share data)	Six months ended June 30, 2014	Year ended December 31, 2013
Pro Forma Statement of operations data
(GAAP)
Operating revenue	$47,847	$104,326
Loss from operations	(18,294)	(33,617)
Net loss	(19,444)	(35,399)
Basic and diluted (loss) per common share	(0.64)	(1.38)
Shares used in computing net loss per share	30,362	25,579

Comparative Historical Per Share Data

The following tables contain certain historical per share data of Sphere 3D and Overland and combined per share data on an unaudited pro forma combined basis after giving effect to the merger using the acquisition method of accounting.

The unaudited pro forma combined per share data was derived from financial information of Sphere 3D and Overland included elsewhere in this proxy statement/prospectus. The information in the table should be read in conjunction with the historical financial statements of Sphere 3D and Overland and related notes, which are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined data is based on estimates and assumptions that Sphere 3D and Overland believe are reasonable. It is not necessarily indicative of the consolidated financial position or results of income in future periods or the results that actually would have been realized had Sphere 3D and Overland been a combined company as of the beginning of the periods presented.

Sphere 3D and Overland present basic loss per share for their common shares, calculated by dividing the loss attributable to their common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive. Historical book values for Sphere 3D and Overland are calculated by dividing total assets (including both tangible and intangible assets) minus total liabilities as at the dates indicated below by the total number of common shares outstanding as of such dates.

	Year ended December 31, 2013	Six months ended June 30, 2014
Sphere 3D Corporation (Canadian Dollars)
Historical per share data (IFRS)
Net (loss) income per basic and diluted share	$(0.14)	$(0.15)
Book value per share	$0.38	$1.03

	Year ended June 30, 2014	Six months ended June 30, 2014

Overland Storage, Inc. (US Dollars)
Historical per share data (U.S. GAAP)
Net (loss) income per basic and diluted share	$(1.99)	$(0.80)
Book value per share	$2.10	$2.10

	Year ended December 31, 2013	Six months ended June 30, 2014

Combined Sphere 3D and Overland (US Dollars)
Pro forma combined (U.S. GAAP)

Net (loss) income per basic and diluted share	$(1.38)	$(0.64)
Book value per share(1)	n/m	$2.14

(1)	Book value per share as of December 31, 2013 is not meaningful as the pro forma balance sheet was prepared as of June 30, 2014.

Comparative Per Share Market Price Data

Sphere 3D’s common shares listed on the TSXV under the symbol “ANY” and on the NASDAQ Global Market under the symbol “ANY,” and Overland common shares are listed on the NASDAQ Capital Market under the symbol “OVRL.” The following table shows the closing sales prices of Sphere 3D common shares (as reported on the TSXV) and Overland common shares (as reported on NASDAQ) on May 14, 2014, the last trading day before the merger agreement was announced, and on October 6, 2014.

The table also shows the implied value of the merger consideration proposed for each Overland common share, which was calculated by taking the product of the closing price on the TSXV, or the NASDAQ Global Market, as applicable, of Sphere 3D common shares as of the respective date and the expected Exchange Ratio, which is 0.46385 (subject to adjustment as described herein). For more information on the calculation of the Exchange Ratio, please see “The Agreement and Plan of Merger—Effect on Capital Stock” on page 102. The actual market value of the Sphere 3D common shares that a shareholder will receive on the date of the merger may be higher or lower than the prices set forth below.

	Sphere 3D Common Shares	Overland Storage Common Stock	Merger Consideration per share of Overland Common Stock
May 14, 2014	$8.68	$2.90	$4.43
October 6, 2014	$6.53	$3.61	$3.03

See “Market Price and Dividend Information” on page 160 for more information.

EXCHANGE RATE INFORMATION

The following table shows, for the periods indicated, information concerning the exchange rate between the Canadian dollar and the U.S. dollar. The data provided in the following table are expressed in U.S. dollars per Canadian dollar and are based on the noon exchange rates published by the Bank of Canada for the Canadian dollar. This information is provided solely for your information, and Sphere 3D and Overland do not represent that Canadian dollars could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by Sphere 3D in the preparation of its consolidated financial statements included in this proxy statement/prospectus.

On May 14, 2014, the last trading day before the merger agreement was announced, the exchange rate between the U.S. dollar and the Canadian dollar expressed in U.S. dollars per Canadian dollar was 0.9185. On October 6, 2014, the exchange rate was 0.8949 of a U.S. Dollar for each one Canadian dollar.

Recent Monthly Data	Period- End Rate(1)	Average Rate(2)	High	Low
October 2014 (To October 6)	0.8949	0.8938	0.9000	0.8872
September 2014	0.8922	0.9081	0.9188	0.8913
August 2014	0.9210	0.9233	0.9380	0.9142
July 2014	0.9183	0.9311	0.9404	0.9167
June 2014	0.9372	0.9233	0.9380	0.9142
May 2014	0.9179	0.9180	0.9228	0.9113
April 2014	0.9127	0.9098	0.9172	0.9056
March 2014	0.9047	0.9003	0.9119	0.8888
February 2014	0.9029	0.9046	0.9130	0.8977
January 2014	0.8994	0.9139	0.9422	0.8952

Interim Period Data
Three months ended September 30, 2014	0.8922	0.9183	0.9416	0.8913

Annual Data (Year ended December 31)
2013	0.9402	1.0299	1.0164	0.9348
2012	1.0051	0.9996	1.0299	0.9599
2011	0.9833	0.9891	1.0583	0.9430

(1)	The period-end rate is the noon exchange rate for the Canadian dollar on the last business day of the applicable period, as published by the Bank of Canada.
(2)	The average rates for the monthly periods were calculated by taking the simple average of the daily noon exchange rates for the Canadian dollar, as published by the Bank of Canada. The average rates for the transition periods and annual periods were calculated by taking the simple average of the noon exchange rates on the last business day of each month during the relevant period, as published by the Bank of Canada.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section of the proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” you should carefully consider the following risks before deciding how to vote on the proposals presented at the special meeting. The risk factors related to the merger present the material risks directly related to the merger and the integration of the two companies to the extent presently known. Also included are the material risks associated with each of the businesses of Sphere 3D and Overland presently known, because these risks will also affect Sphere 3D following the closing of the merger. The risks below also include forward-looking statements, and actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Information” beginning on page 43. In addition, you should read and consider the risks associated with each of the businesses of Overland and Sphere 3D because these risks will also affect the combined company—these risks can be found in Overland and Sphere 3D’s filings with the SEC and the applicable Canadian securities regulatory authorities (in the case of Sphere 3D), including Overland’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and Sphere 3D’s Form 40-F Registration Statement filed on June 27, 2014 and its Annual Information Form filed on Form 6-K on July 8, 2014 as filed with the SEC and Sphere 3D’s filings with the applicable Canadian Securities regulatory authorities in evaluating Sphere 3D’s business and prospects following the merger. The risks and uncertainties described in this proxy statement/prospectus are not the only ones Sphere 3D faces. Additional risks and uncertainties not presently known to Overland or Sphere 3D or that Overland or Sphere 3D currently consider immaterial may also impair Overland’s business operations or the business operations of Sphere 3D after the merger. If any of the risks actually occur, business and financial results of both companies could be harmed or the trading price of Sphere 3D’s common shares could decline. You should also read and consider the other information in this proxy statement/prospectus, including the annexes. See “Where You Can Find More Information” beginning on page 215.

Risks Related to the Merger

The exchange ratio will not be adjusted in the event of any change in either Overland’s stock price or Sphere 3D’s stock price.

In the merger, each Overland common share (other than those shares with respect to which appraisal rights are properly exercised and not withdrawn) will be converted into the right to receive 0.46385 common shares of Sphere 3D (subject to adjustment as described herein). This Exchange Ratio will not be adjusted for changes in the market price of either Overland common shares or Sphere 3D common shares. Changes in the price of Sphere 3D common shares prior to completion of the merger will affect the market value that Overland shareholders will receive on the date of the merger. Share price changes may result from a variety of factors (many of which are beyond our control), including the following:

•	Changes in Overland’s and Sphere 3D’s respective businesses, operations, finances and prospects, or the market assessments thereof;

•	Changes in Overland’s and Sphere 3D’s respective businesses, operations and prospects, or the market assessments thereof;

•	Market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approvals of the merger; and

•	General market and economic conditions and other factors generally affecting the price of Overland’s common stock and Sphere 3D’s common shares.

The price of Sphere 3D common shares at the closing of the merger may vary from the price on the date the merger agreement was executed, on the date of this proxy statement/prospectus, and on the date of the special meeting of Overland. As a result, the market value represented by the Exchange Ratio will also vary. For example, based on the range of closing prices of Sphere 3D common shares during the period from May 14, 2014, the last trading day before public announcement of execution of the merger agreement, through September 10, 2014, the last trading date before the date of this proxy statement/prospectus, the Exchange Ratio represented a market value ranging from a low of $3.01 to a high of $5.85 for each Overland common share.

Because the merger will be completed after the date of the special meeting, at the time of Overland’s special meeting, Overland shareholders will not know the exact market value of the Sphere 3D common shares that Overland shareholders will receive upon completion of the merger.

If the price of Sphere 3D common shares increases between the time of the special meeting and the closing of the merger, Overland shareholders will receive Sphere 3D common shares that have a market value that is greater than the market value of such shares at the time of the special meeting. If the price of Sphere 3D common shares decreases between the time of the special meeting and the effective time of the merger, Overland shareholders will receive Sphere 3D common shares at closing that have a market value that is less than the market value of such shares at the time of the special meeting. Therefore, because the Exchange Ratio will not be adjusted based on the market value of Overland shares or Sphere 3D shares, shareholders cannot be sure at the time of the special meeting of the market value of the consideration that will be paid to Overland shareholders upon completion of the merger.

The merger is subject to a number of conditions, including the receipt of consents and clearances from regulatory authorities that may not be obtained, may not be completed on a timely basis or may impose conditions that could have an adverse effect on Overland or Sphere 3D.

Completion of the merger is conditioned upon, among other matters, the receipt of certain governmental authorizations, consents, orders, clearances, or other approvals necessary to permit all parties to perform their obligations under the agreement and complete the merger. There can be no assurance that regulators will not impose conditions, terms, obligations, or restrictions and that such conditions, terms, obligations, or restrictions will not have the effect of delaying completion of the merger or imposing additional material costs on, or materially reducing the revenues of Sphere 3D following the merger. In addition, such conditions, terms, obligations, or restrictions may result in the delay or abandonment of the merger.

Failure to complete the merger could negatively impact Overland’s business, financial condition, results of operations or stock prices.

Completion of the merger is conditioned upon the satisfaction of certain closing conditions, including the approval of the merger by Overland’s shareholders, as set forth in the merger agreement. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived. If the merger is not consummated for these or any other reasons, Overland’s ongoing business may be adversely affected and will be subject to a number of risks and consequences, including the following:

•	If the closing of the Merger does not occur prior to January 12, 2015, Overland will be required to repay $7.5 million of loans made to Overland by the Cyrus Funds.

•	Overland may be required, under certain circumstances, to pay Sphere 3D a termination fee of $3.5 million;

•	Overland will be required to repay the up to $10 million loan made to Overland by Sphere 3D upon its maturity in May 2018, and to pay interest on the loan in accordance with its terms;

•	Overland must pay the substantial fees and expenses that Overland incurred related to the merger, such as legal, accounting, printing and synergy planning fees and expenses, even if the merger is not completed and, except in certain circumstances, Overland may not be able to recover such fees and expenses from Sphere 3D;

•

under the merger agreement, Overland is subject to certain restrictions on the conduct of its business prior to completing the merger, which restrictions could adversely affect its ability to realize certain of our business strategies, including our ability to enter into additional acquisitions or other strategic transactions;

•	matters relating to the merger may require substantial commitments of time and resources by Overland’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to Overland;

•	the market price of Overland’s common shares may decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•	Overland may experience negative reactions to the termination of the merger from customers, clients, business partners, lenders and employees; and

•	Overland would not realize any of the anticipated benefits of having completed the merger.

In addition, any delay in the consummation of the merger, or any uncertainty about the consummation of the merger, may adversely affect our future business, growth, revenue, liquidity and results of operations.

Lawsuits have been filed against Overland, Sphere 3D, and Merger Sub relating to the merger and an adverse ruling in any such lawsuit may prevent the merger from being completed.

Since the merger was announced on May 15, 2014, Overland, certain Overland officers, directors and shareholders, Sphere 3D and Merger Sub have been named as defendants in one or more of the purported shareholder class actions filed in the Superior Court of the State of California, County of San Diego, by certain shareholders of Overland challenging the proposed merger and seeking damages. The actions seek, among other things, to enjoin the defendants from completing the merger on the agreed upon terms. See “Proposal One—The Merger—Litigation Related to the Merger” on page 99 for more information about the lawsuits related to the merger that have been filed.

If the merger does not qualify as a reorganization under Section 368(a) of the Code or is otherwise taxable to U.S. holders of Overland common stock, then such holders may be required to pay substantial U.S. federal income taxes.

It is a condition to the completion of the merger that Overland and Sphere 3D each receive an opinion from its respective counsel that, for U.S. federal income tax purposes, (i) the merger should qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) no gain should be recognized by U.S. holders (as defined below under “Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders”) of Overland common stock upon the exchange of Overland common stock for Sphere 3D common shares in the merger (other than by a U.S. holder of Overland common stock who is a “five-percent transferee shareholder” within the meaning of the rules under Treasury regulations Section 1.367(a)-3(c) and who does not file the agreement with the U.S. Internal Revenue Service, or the IRS, as described in Treasury regulations Section 1.367(a)-3(c)(l)(iii)(B)). The conclusions in the tax opinions are not certain, however, because non-recognition treatment depends on the application of complex rules under Section 367(a) of the Code and there is no authority directly on point dealing with relevant issues. For a further discussion, see “Proposal One—The Merger—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders” beginning on page 82.

The rights of Overland’s shareholders who become Sphere 3D shareholders in the merger will be governed by the OBCA and subject to Sphere 3D’s Articles and Bylaws.

Overland shareholders who receive Sphere 3D common shares in the merger will become Sphere 3D shareholders. Sphere 3D is a corporation governed under the laws of the Province of Ontario, Canada. As a result, Overland shareholders who become shareholders in Sphere 3D will be governed by the OBCA and their rights will be subject to Sphere 3D Articles and Sphere 3D Bylaws, rather than being governed by the CGCL and the Overland’s Amended and Restated Articles of Incorporation and Overland’s Amended and Restated Bylaws. There may be material differences between the current rights of Overland shareholders, as compared to the rights they will have as Sphere 3D shareholders.

Overland shareholders who receive Sphere 3D common shares in the Merger will become Sphere 3D shareholders. Sphere 3D is a corporation governed under the laws of the Province of Ontario, Canada. As a result, Overland shareholders who become shareholders in Sphere 3D will be governed by the OBCA and their rights will be subject to Sphere 3D Articles and Sphere 3D Bylaws, rather than being governed by the CGCL and the Overland’s Amended and Restated Articles of Incorporation and Overland’s Amended and Restated Bylaws. There may be material differences between the current rights of Overland shareholders, as compared to the rights they will have as Sphere 3D shareholders.

These material differences may include, but are not limited to, the following:

•	Sphere 3D has only one class of authorized shares, common shares, and under the Sphere 3D Articles Sphere 3D’s board of directors has the authority to issue an unlimited number of common shares;

•	pursuant to the OBCA, at least 25% of the directors of Sphere 3D must be resident Canadians;

•	directors of Sphere 3D may be removed only by a majority vote of the shareholders of the company whereas Overland directors may be removed by the remainder of the board in certain circumstances and by a court in certain circumstances if holders of at least 10% of the Overland outstanding shares initiate such action;

•	the Overland Articles require the vote of 66 2⁄3% of the voting stock of the corporation to repeal or amend certain provisions, while the Sphere 3D Articles require 66 2⁄3% of the votes cast, in person or by proxy, of the shares of the corporation to amend the Sphere 3D Articles;

•	Overland has in place a shareholder rights agreement providing rights to purchase shares of Overland common stock in the event that certain persons acquire beneficial ownership of 20% or more of the outstanding shares of Overland common stock while Sphere 3D currently has no shareholder rights plan in place;

•	the Overland Bylaws provide that the presence, in person or by proxy, of the persons entitled to vote a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business while under the Sphere 3D Bylaws, two shareholders entitled to vote at such meeting, whether present in person or represented by proxy constitute a quorum; and

•	The OBCA, being the corporate statute that governs Sphere 3D, provides an oppression remedy that enables a court to make any order, including awarding money damages, appointing a receiver, dissolving the corporation, forcing the acquisition of securities and amending charter documents, to rectify matters that are oppressive or unfairly prejudicial to, or that unfairly disregard the interests of, any securityholder, creditor, director or officer of the corporation if an application is made to a court by a recognized complainant under the OBCA.

For more information, see “Comparison of Rights of Overland Shareholders and Sphere 3D Shareholders” beginning on page 191 of this proxy statement/prospectus.

The merger agreement contains provisions that could discourage a potential competing acquiror of Overland.

The merger agreement contains provisions that, subject to limited exceptions, restrict Overland’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire shares or assets of Overland. In addition, certain shareholders holding approximately 65% of the issued and outstanding Overland shares have entered into voting agreements with Sphere 3D pursuant to which they have agreed to vote in favor of the merger. These provisions and the voting agreements could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Overland from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share, cash or market value than the merger consideration proposed to be received or realized in the merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the $3.5 million termination fee that may become payable in certain circumstances.

If the merger agreement is terminated by Overland, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger. In addition, if the closing of the Merger does not occur prior to January 12, 2015, Overland will be required to repay $7.5 million of loans made to Overland by the Cyrus Funds.

Risk Relating to the Combined Company

The market price of Sphere 3D’s common shares has been, and may continue to be, volatile, and Overland shareholders could lose all or part of their investment.

The market price of Sphere 3D’s common shares has fluctuated substantially, may continue to do so, and may be higher or lower than the initial price received upon the exchange. Due to Sphere 3D’s limited operating history and low revenues, the current share price for Sphere 3D is based upon potential performance rather than historical financial results. As a result, Sphere 3D’s future stock price may be volatile. Over the twelve month period ending on October 6, 2014, the market price of Sphere 3D’s common shares on the TSXV has ranged from a low of C$2.30 to a high of C$11.20. Over the period from October 31, 2013, the date Sphere 3D commenced trading on the OTCQX and ending on July 8, 2014, the market price of Sphere 3D’s common shares on the OTCQX has ranged from a low of $3.77 to a high of $11.46. Sphere 3D’s common shares began trading on the NASDAQ Global Market as of July 8, 2014, and as of that date to October 6, 2014, the market price of Sphere 3D’s common shares has ranged from a low of $6.01 to a high of $10.00. The market price of Sphere 3D’s common shares following the merger will depend on a number of factors many of which are beyond Sphere 3D’s control and may prevent it from meeting the expectations. These fluctuations could cause Overland shareholders to lose all or part of their investment in Sphere 3D common shares since Overland shareholders might be unable to sell their shares at or above the price initially received upon the exchange of Overland shares. Factors that could cause fluctuations in the market price of Sphere 3D’s common shares include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in Sphere 3D’s industry in particular;

•	future capital raising activities of Sphere 3D;

•	sales of Sphere 3D common shares by holders thereof or Sphere 3D;

•	failure of securities analysts to maintain coverage of Sphere 3D, changes in financial estimates by securities analysts who follow Sphere 3D, or Sphere 3D’s failure to meet these estimates or the expectations of investors;

•	the financial projections Sphere 3D may provide to the public, any changes in those projections or Sphere 3D’s failure to meet those projections;

•	market acceptance of Sphere 3D’s products and technologies;

•	announcements by Sphere 3D or its competitors of new products or services;

•	the public’s reaction to Sphere 3D’s press releases, other public announcements and filings with the SEC and the applicable Canadian securities regulatory authorities;

•	rumors and market speculation involving Sphere 3D or other companies in Sphere 3D’s industry;

•	actual or anticipated changes in Sphere 3D’s operating results or fluctuations in Sphere 3D’s operating results;

•	actual or anticipated developments in Sphere 3D’s business, Sphere 3D’s competitors’ businesses or the competitive landscape generally;

•	litigation involving Sphere 3D, Sphere 3D’s industry or both, or investigations by regulators into Sphere 3D’s operations or those of Sphere 3D’s competitors;

•	developments or disputes concerning Sphere 3D’s intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by Sphere 3D or Sphere 3D’s competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Sphere 3D and its business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in Sphere 3D’s management; and

•	general economic conditions and slow or negative growth of Sphere 3D’s markets.

Current Overland shareholders will have reduced ownership and voting interests after the merger.

Sphere 3D will issue 8,579,310 Sphere 3D common shares (plus any additional Sphere 3D shares issued as a result of Overland (i) holding Sphere 3D shares at the closing, (ii) repaying any indebtedness owed to the Cyrus Funds) assuming no dissenter’s rights, options or warrants are exercised or (iii) as a result of Overland issuing additional stock prior to closing). In addition Sphere 3D could issue up to 2,121,399 (subject to adjustment for any shares of Sphere 3D held by Overland at the closing of the merger and any indebtedness to the Cyrus Funds repaid by Overland) common shares upon the exercise of Overland warrants, options and restricted stock units prior to the Effective Time or upon exercise of warrants, restricted stock units or options issued by Sphere 3D in connection with the Merger. Based on the number of common shares of Sphere 3D outstanding on                     , 2014, the record date for Overland’s special meeting, upon the completion of the merger, current Overland shareholders and current Sphere 3D shareholders would own approximately     % and     % of Sphere 3D’s common shares, respectively, based on the assumptions described above.

Overland shareholders currently have the right to vote for the directors of Overland and on other matters affecting Overland. At the closing of the merger, each Overland shareholder who receives Sphere 3D common shares will become a shareholder of Sphere 3D. As a result, the percentage ownership of Sphere 3D held by each current Overland shareholder will be smaller than such shareholder’s percentage ownership of Overland prior to the merger. Overland’s current shareholders will, therefore, have proportionately less ownership and voting interests in Sphere 3D following the merger than they have now in Overland.

The merger will result in changes to Sphere 3D’s board of directors and management that may affect the strategy and operations of the combined company as compared to that of Overland and Sphere 3D as they currently exist.

If the merger is completed, the composition of Sphere 3D’s board of directors and management team will change. Upon completion of the merger, the Sphere 3D board of directors will be comprised of seven members. In addition to five individuals serving on the Sphere 3D board of directors at the effective time of the merger, upon the closing of the merger two additional board members to be designated by Overland will be appointed to the Sphere 3D board of directors.

In addition, Mr. Peter Tassiopoulos, current Chief Executive Officer of Sphere 3D shall become the President and Vice Chairman of Sphere 3D; Mr. Eric Kelly, current President and Chief Executive Officer of Overland will be appointed as the Chief Executive Officer of Sphere 3D and remain as Chairman of the Board of Sphere 3D; Mr. Kurt Kalbfleisch, current Senior Vice President and Chief Financial Officer of Overland will be appointed as the Chief Financial Officer of Sphere 3D; and, it is anticipated, that the senior management teams from both organizations shall continue in their existing capacity. There can be no assurance that the newly constituted board and new management of Sphere 3D will function effectively as a team and that there will not be any adverse effector on Sphere 3D’s business as a result.

Any delay in completing the merger may reduce or eliminate the benefits expected to be achieved thereunder.

In addition to the required regulatory approvals and clearances, the merger is subject to a number of other conditions beyond shareholders’ control that may prevent, delay, or otherwise materially adversely affect its completion. It is not predicable whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause shareholders not to realize some or all of the synergies and other benefits that are expected to be achieved if the merger is successfully completed within its expected time frame. In addition, any delay could adversely affect the liquidity and results of operations of either or both of Sphere 3D or Overland, including for reasons not limited to if the closing of the Merger does not occur prior to January 12, 2015, Overland will be required to repay $7.5 million of loans made to Overland by the Cyrus Funds.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations following the merger.

The combined company will be dependent on the experience and industry knowledge of Overland and Sphere 3D officers and other key employees to execute its business plans. Sphere 3D’s success after the merger will depend in part upon its ability to retain key management personnel and other key employees. Overland’s and Sphere 3D’s current and prospective employees may experience uncertainty about their roles within Sphere 3D following the merger or other concerns regarding its operations following the merger, any of which may have an adverse effect on our ability to attract or retain key management and other key personnel. Accordingly, no assurance can be given that Overland and Sphere 3D will be able to attract or retain key management personnel and other key employees until the merger is consummated or following the merger to the same extent that Overland and Sphere 3D have previously been able to attract or retain such employees.

The expected benefits of the merger may not be realized.

To be successful after the merger, Sphere 3D will need to combine and integrate the operations of Overland and Sphere 3D, and to continue Overland’s currently ongoing integration of the business of Tandberg, which Overland acquired in January 2014. Integration will require substantial management attention and resources and could detract attention and resources from the day-to-day business of Sphere 3D. Sphere 3D could encounter difficulties in the integration process, such as difficulties offering products and services, the need to revisit assumptions about reserves, revenues, capital expenditures and operating costs, including synergies, the loss of key employees or customers or the need to address unanticipated liabilities, integrating personnel from the two companies while maintaining focus on developing, producing and delivering consistent, high quality products, coordinating geographically dispersed organizations and conforming standards, controls, procedures and policies, business cultures and compensation structures between the companies. Similarly, the integration efforts could have an adverse effect on the business of Overland (including its Tandberg business), its relationships with its customers, suppliers, vendors and partners. If Sphere 3D cannot integrate Overland’s business successfully with its own, or if Overland cannot successfully integrate the Tandberg business, Sphere 3D may fail to realize the expected benefits of the merger. In addition, there is no assurance that all of the goals and anticipated benefits of the merger will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that we do not control. These factors would include such things as the reactions of third parties with whom we enter into contracts and do business and the reactions of investors and analysts.

The obligations and liabilities of Sphere 3D, some of which may be unanticipated or unknown, may be greater than anticipated, which may diminish the value of Sphere 3D’s shares.

Sphere 3D’s obligations and liabilities, some of which may be unanticipated or unknown, or may be greater than anticipated, may not be reflected or reserved for in Sphere 3D’s historical financial statements. The obligations and liabilities of Sphere 3D could have a material adverse effect on Sphere 3D’s business, financial condition, or results of operations following the merger. Overland shareholders will not be entitled to indemnification from Sphere 3D under the merger agreement with respect to obligations or liabilities of Sphere 3D, whether known or unknown. Any such liabilities could substantially reduce Sphere 3D’s earnings and cash flows or otherwise materially and adversely affect its business, financial condition, or results of operations following the merger.

Sphere 3D’s future results following the merger may differ materially from the unaudited pro forma financial information included in this document.

The unaudited pro forma combined financial information contained in this document is presented for purposes of presenting Sphere 3D’s historical consolidated financial statements with Overland’s historical consolidated financial statements as adjusted to give effect to the contemplated merger and is not necessarily indicative of the financial condition or results of operations of Sphere 3D following the merger. The unaudited pro forma combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Overland’s acquired assets and liabilities. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Overland as of the date of the completion of the merger. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Sphere 3D’s financial condition and results of operations following the merger. Any change in Sphere 3D’s financial condition or results of operations may cause significant variations in the price of Overland shareholders’ common stock of Sphere 3D acquired as part of the merger. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 173 for more information.

Additional Reporting Requirements May Apply if Sphere 3D Loses its Status as a Foreign Private Issuer under the United States Securities Exchange Act of 1934

Sphere 3D is considered a “foreign private issuer” under the rules of the SEC and expects, following completion of the merger it will maintain such status. As a result, Sphere 3D is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Sphere 3D is required to file its annual report Form 20-F with the SEC within four months of its fiscal year end, or Form 40-F, if applicable, with the SEC at the time it files its annual information form with the applicable Canadian Securities Regulatory authorities. In addition, Sphere 3D must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Sphere 3D in Canada or filed with the TSXV and which was made public by the TSXV, or regarding information distributed or required to be distributed by Sphere 3D to its shareholders. Moreover, Sphere 3D is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Sphere 3D is not required to file financial statements prepared in accordance with U.S. generally accepted accounting principles and is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Sphere 3D’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Sphere 3D common shares. If Sphere 3D loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. Sphere 3D does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of Sphere 3D are generally required to disclose their trading in Sphere 3D shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.

Sphere 3D may be treated as a Passive Foreign Investment Company.

There is an ongoing risk that Sphere 3D may be treated as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75 percent or more of its gross income is passive income, or 50 percent or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, Sphere 3D’s market valuation and future financial performance. Sphere 3D believes that it was classified as a PFIC during the tax year ended

December 31, 2013. However, based on current business plans and financial expectations, Sphere 3D expects that it will not be a PFIC for its current tax year ending December 31, 2014 and for the foreseeable future. If Sphere 3D were to be classified as a PFIC for any future taxable year, holders of Sphere 3D common shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.

Future changes to U.S. tax laws could materially adversely affect Sphere 3D.

Under current law, Sphere 3D is expected to be treated as a foreign corporation for U.S. federal income tax purposes. However, changes to the rules in Section 7874 of the Code or the Treasury regulations promulgated thereunder or other guidance issued by the Treasury or the IRS could adversely affect Sphere 3D’s status as a foreign corporation for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application. On May 20, 2014, Senator Carl Levin and Representative Sander M. Levin introduced the Stop Corporate Inversions Act of 2014 (the “Inversion Bill”) in the Senate and the House of Representatives, respectively. In its current form, the Inversion Bill would treat Sphere 3D as a U.S. corporation if, after the merger, the management and control of the expanded affiliated group which includes Sphere 3D occurs, directly or indirectly, primarily within the United States and the expanded affiliated group has significant U.S. business activities. If enacted, the Inversion Bill would apply to taxable years ending after May 8, 2014. Because certain members of Sphere 3D’s senior management team are expected to reside in the United States after the merger, Sphere 3D could be treated as a U.S. corporation if the Inversion Bill becomes law.

On September 8, 2014, Senators Charles Schumer and Richard Durbin introduced the Corporate Inverters Earnings Stripping Reform Act of 2014 (“Earnings Stripping Bill”) in the Senate. In its current form, the Earnings Stripping Bill would, with respect to U.S. corporations which engage in certain inversion transactions, limit interest expense deductions, eliminate carryforwards of excess interest deductions to subsequent tax years and require U.S. subsidiaries to obtain the annual approval of the IRS with respect to certain related party transactions. If enacted, the Earnings Stripping Bill would apply to taxable years beginning after the date of enactment. If enacted, the Earnings Stripping Bill, in its current form, is not expected to apply to Sphere 3D after completion of the merger.

Overland and Sphere 3D expect to incur substantial expenses related to the merger and the integration of the two companies.

Sphere 3D expects to incur significant transaction costs and significant synergy planning and integration costs in connection with the merger. While Sphere 3D has assumed that this level of expense will be incurred, there are many factors beyond its control that could affect the total amount or the timing of the merger and integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. To the extent these merger and integration expenses are higher than anticipated or are incurred at different times than anticipated, Sphere 3D’s future operating results and financial condition may be materially adversely affected.

Sphere 3D and Overland may be unable to integrate their respective businesses successfully.

The merger involves the combination of two companies that operate as independent companies. In addition, Overland has not yet completed its ongoing integration of the business of Tandberg into its own business. Following the merger, Sphere 3D will be required to devote significant management attention and resources to integrating Overland’s business practices and operations (including those of Tandberg). Sphere 3D does not have an established and profitable history of integrating acquisitions. Potential difficulties we may encounter as part of the integration process include the following:

•	the potential inability to successfully combine Overland’s business with Sphere 3D’s business in a manner that permits it to achieve the cost synergies expected to be achieved as a result of the completion of the merger and other benefits anticipated to result from the merger;

•	the potential inability to integrate Overland’s customer-facing products and services;

•	challenges leveraging the customer information and technology of the two companies;

•	challenges effectuating the diversification strategy, including challenges achieving revenue growth from sales of each company’s products and services to the clients and customers of the other company;

•	challenges integrating foreign operations;

•	increased risks in performing a higher proportion of business through foreign operations;

•	complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks, and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, clients, employees, lenders, and other constituencies;

•	sufficient capital and liquidity to achieve the business plan; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger.

In addition, Overland and Sphere 3D have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in diversion of the attention of each company’s management which could adversely affect each company’s ability to maintain relationships with customers, clients, employees, and other constituencies or our ability to achieve the anticipated benefits of the merger, or could reduce each company’s operating results or otherwise adversely affect our business and financial results following the merger.

Sphere 3D’s future results will suffer if it does not effectively manage its expanded operations following the merger.

Following the merger, the size of Sphere 3D’s business will increase significantly. Its future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, significantly increased foreign operations, and associated increased costs and complexity. There can be no assurances that Sphere 3D will be successful following the merger.

The merger will increase Sphere 3D’s overall exposure to international operations.

As a result of the international operations of Overland, the growth and potential for future profitability of Sphere 3D following the merger will depend on the level of economic activity in the international markets, including certain emerging market countries. Economic conditions in these foreign countries could have a material adverse effect on Sphere 3D’s business, results of operations and financial condition following the consummation of the merger.

The merger will also increase Sphere 3D’s exposure to fluctuations in currency exchange rates, which affects the translation of local operating results into our consolidated financial statements and could have a material adverse effect on our business, results of operations and financial condition.

The merger may result in a loss of customers, clients and strategic alliances.

As a result of the merger, some of the customers, clients, potential customers or clients or strategic partners of the Overland or Sphere 3D may terminate their business relationship with Overland or Sphere 3D following the merger. Potential clients or strategic partners may delay entering into, or decide not to enter into, a business relationship with Overland or Sphere 3D because of the merger. If customer or client relationships or strategic alliances are adversely affected by the merger, Sphere 3D’s business and financial performance following the merger would suffer.

The market price of Sphere 3D’s common shares may be affected by factors different from those affecting the Sphere 3D’s common shares or Overland’s common shares prior to consummation of the merger.

Sphere 3D’s historical business differs from that of Overland. Accordingly, the results of operations of the combined company and the market price of Sphere 3D’s common shares may be affected by factors different from those that previously affected the independent results of operations and the market price of the common shares of each of Overland and Sphere 3D.

Third parties may terminate or alter existing contracts with Overland and Sphere 3D.

Overland has contracts with customers that have “change of control” or similar clauses that allow the counterparty to terminate or change the terms of their contracts upon the closing of the transactions contemplated by the merger agreement. Sphere 3D and Overland have agreed to work together to identify any such material contracts and to obtain necessary consents from such third parties, but if these third party consents cannot be obtained, or are obtained on unfavorable terms, Sphere 3D and Overland may lose the benefit of such contracts going forward, including benefits that may be material to Sphere 3D’s business following the merger. Sphere 3D and Overland do not anticipate that Overland and Sphere 3D will know whether any contracts will be terminated, or whether any such contracts will be renegotiated, until the merger has been completed and, accordingly, Overland and Sphere 3D cannot currently quantify the financial impact, if any, of the loss of any benefits of such contracts.

Sphere 3D is an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Sphere 3D is an “emerging growth company” as defined in the JOBS Act, enacted on April 5, 2012, and the Sphere 3D will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Sphere 3D has total annual gross revenues of US$1,000,000,000 or more; (b) the last day of the fiscal year of Sphere 3D following the fifth anniversary of the date of the first sale of common equity securities of Sphere 3D pursuant to an effective registration statement under the Securities Act, such as this proxy statement/prospectus; (c) the date on which Sphere 3D has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which Sphere 3D is deemed to be a ‘large accelerated filer’.

For so long as Sphere 3D continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act (“SOA”) in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the SOA has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. As a foreign private issuer, Sphere 3D is not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

Sphere 3D is and will remain through December 31, 2014, an “emerging growth company” within the meaning under the JOBS Act, and until Sphere 3D ceases to be an emerging growth company Sphere 3D may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the SOA. Investors may find our common stock less attractive because Sphere 3D relies on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to Sphere 3D’s Business

Sphere 3D has only recently moved from being a development stage company. As such, it has a limited operating history and limited non-recurring revenues derived from operations.

Significant expenditures have been focused on research and development to create Sphere 3D’s product offerings. Sphere 3D’s near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. There is no guarantee that these products will be successful or profitable. As a result of these and other factors, Sphere 3D may not be able to achieve, sustain or increase profitability on an ongoing basis.

Sphere 3D is subject to many risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenues, technology, and market acceptance issues. There is no assurance that Sphere 3D will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of Sphere 3D’s early stage of operations.

Sphere 3D is pursuing a growth strategy which is subject to numerous factors in order to be successful.

Sphere 3D will be pursuing, from the outset, a plan to market its products throughout Canada, the United States and abroad. The plan will place significant demands upon managerial, financial and human resources and there is no guarantee that Sphere 3D’s efforts will be successful. Sphere 3D’s ability to manage future growth will depend in large part upon a number of factors, including the ability of Sphere 3D to rapidly:

•	build or leverage, as applicable, a network of channel partners to create an expanding presence in the evolving marketplace for Sphere 3D’s products and services;

•	build a sales team to keep end-users and channel partners informed regarding the technical features, issues and key selling points of its products and services;

•	attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

•	develop support capacity for end-users as sales increase, so that Sphere 3D can provide post-sales support without diverting resources from product development efforts; and

•	expand Sphere 3D’s internal management and financial controls significantly, so that it can maintain control over its operations and provide support to other functional areas as the number of personnel and size increases.

Sphere 3D’s inability to achieve any of these objectives could harm its business, financial condition and results of operations.

The technology industry includes a wide range of companies, many of which are larger and more established and Sphere 3D may not be able to compete effectively with them.

The technology industry, including emulation and virtualization software, is very dynamic with new technology and services being introduced by a range of players, from larger established companies to start-ups, on a frequent basis. Many of Sphere 3D’s competitors have superior resources, revenues and sources of funding as compared to Sphere 3D. Sphere 3D’s competitors may announce new products, services or enhancements that better meet the needs of end-users or changing industry standards. Further, new competitors or alliances among competitors could emerge. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on Sphere 3D’s business, financial condition and results of operations.

Investment in technological innovation is critical to Sphere 3D’s success but there is no assurance that Sphere 3D will successfully develop new products or enhance and improve existing products.

The markets for Sphere 3D’s products are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The introduction of products embodying new technology and the emergence of new industry standards can negatively impact the marketability of Sphere 3D’s existing products and can exert price pressures on existing products. It is critical to the success of Sphere 3D that it is able to anticipate and react quickly to changes in technology or in industry standards and to successfully develop and introduce new, enhanced and competitive products on a timely basis. Sphere 3D invests substantial resources towards continued innovation; however, there can be no assurance that Sphere 3D will successfully develop new products or enhance and improve its existing products, that new products and enhanced and improved existing products will achieve market acceptance or that the introduction of new products or enhanced existing products by others will not negatively impact Sphere 3D. Sphere 3D’s inability to develop products that are competitive in technology and price and that meet end-user needs could have a material adverse effect on its business, financial condition or results of operations.

Although Sphere 3D employs a vigorous testing and quality assurance program, its products may contain defects or errors, particularly when first introduced or as new versions are released.

Sphere 3D may not discover such defects or errors until after a solution has been released to a customer and used by the customer and end-users. Defects and errors in Sphere 3D’s products could materially and adversely affect its reputation, disrupt customer relations, reduce revenues, result in significant costs to it, delay planned release dates and impair its ability to sell its products in the future. The costs incurred in correcting any solution defects or errors may be substantial and could adversely affect Sphere 3D’s operating margins. While Sphere 3D plans to continually test its products for defects and errors and work with end-users through its post-sales support services to identify and correct defects and errors, defects or errors in Sphere 3D’s products may be found in the future.

Sphere 3D’s success depends on the retention and maintenance of key personnel, including members of senior management and its technical, sales and marketing teams, which cannot be assured.

The loss of any of these key persons could have a material adverse effect on Sphere 3D’s business, financial condition or results of operations. Sphere 3D’s success is also highly dependent on Sphere 3D’s continuing ability to identify, hire, train, motivate and retain highly qualified management, technical, sales and marketing personnel. Any such new hire may require a significant transition period prior to making a meaningful contribution to Sphere 3D. Competition for qualified employees is particularly intense in the technology industry, and Sphere 3D has in the past experienced difficulty recruiting qualified employees. Sphere 3D’s failure to attract and to retain the necessary qualified personnel could seriously harm its operating results and financial condition. Competition for such personnel can be intense, and no assurance can be provided that Sphere 3D will be able to attract or retain highly qualified technical and managerial personnel in the future which may have a material adverse effect on its future growth and profitability. Sphere 3D has no key man insurance.

Possibility of Significant Fluctuations in Operating Results

Sphere 3D’s revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to:

•	Sphere 3D’s ability to obtain financing or other capital to fund its operations;

•	varying size, timing and contractual terms of orders for Sphere 3D’s products, which may delay the recognition of revenue;

•	competitive conditions in the industry, including strategic initiatives by Sphere 3D or its competitors, new products or services, product or service announcements and changes in pricing policy by Sphere 3D or its competitors;

•	market acceptance of its products and services;

•	Sphere 3D’s ability to maintain existing relationships and to create new relationships with channel partners;

•	the discretionary nature of purchase and budget cycles of Sphere 3D’s customers and end-users;

•	the length and variability of the sales cycles for Sphere 3D’s products;

•	general weakening of the economy resulting in a decrease in the overall demand for Sphere 3D’s products and services or otherwise affecting the capital investment levels of businesses with respect to Sphere 3D’s products or services; and

•	timing of product development and new product initiatives.

Thus, there can be no assurance that Sphere 3D will be able to reach profitability on a quarterly or annual basis.

Sphere 3D’s plans for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of its key management personnel, and upon available information concerning the communications and technology industries. If management’s assumptions prove to be incorrect, Sphere 3D may not be successful in establishing its technology business.

Sphere 3D relies on third party relationships, should any of these third parties go out of business, or choose not to work with Sphere 3D, it may be forced to increase the development of those capabilities internally, incurring significant expense and adversely affecting operating margins.

Sphere 3D has relationships with third party resellers, OEMs, system integrators and enterprise application providers that facilitate its ability to sell and implement its products. These business relationships are important to extend the geographic reach and customer penetration of Sphere 3D’s sales force and ensure that Sphere 3D’s products are compatible with customer network infrastructures and with third party products. Sphere 3D believes that its success depends, in part, on its ability to develop and maintain strategic relationships with resellers, independent software vendors, (“ISVs”), original equipment manufacturers (“OEMs”), system integrators, and enterprise application providers. Should any of these third parties go out of business, or choose not to work with Sphere 3D, it may be forced to increase the development of those capabilities internally, incurring significant expense and adversely affecting operating margins. Any of these third parties may develop relationships with other companies, including those that develop and sell products that compete with Sphere 3D’s software. Sphere 3D could lose sales opportunities if it fails to work effectively with these parties or they choose not to work with Sphere 3D.

Sphere 3D is subject to global financial, political and economic risks.

Sphere 3D primarily operates within Canada and the United States. Sphere 3D may be subject to additional risks associated with doing business in foreign countries, particularly as it has begun expansion beyond North America. As a result, it may face additional risks associated with doing business in other countries. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability. In doing business in foreign countries Sphere 3D may also be subject to such risks, including, but not limited to, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, and cultural and language differences. Sphere 3D also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.

The market for Sphere 3D’s products and services depends on economic conditions affecting the broader software market. Downturns in the economy may cause businesses to delay or cancel software projects, reduce their overall information technology budgets or reduce or cancel orders for Sphere 3D’s products. This, in turn, may lead to longer sales cycles, delays or failures in payment and collection, and price pressures, causing Sphere 3D to realize lower revenue and margins.

Sphere 3D expects its working capital needs to increase in the future as it continues to expand and enhance its operations and it cannot be assured that it will be able to raise the additional funds at reasonable terms.

Sphere 3D will require additional capital in order to implement its business plan. Sphere 3D’s ability to raise additional funds through equity or debt financings or other sources will depend on the financial success of its current business and successful implementation of its key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond its control. No assurance can be given that it will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on Sphere 3D’s future financing and operating activities. If Sphere 3D requires additional capital and is unsuccessful in raising that capital, it may not be able to continue its business operations and advance its growth initiatives, which could adversely impact its business, financial condition and results of operations.

Sphere 3D may pursue future acquisitions, but there is no assurances that it will able to identify suitable acquisitions on reasonable terms or that its future acquisitions will prove successful.

In the future, Sphere 3D may pursue acquisitions of assets, products or businesses that it believes are complementary to its existing business and/or to enhance its market position or expand its product portfolio. There is a risk that Sphere 3D will not be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisition, or successfully integrate any acquired product or business into its operations. Sphere 3D is likely to face competition for acquisition candidates from other parties including those that have substantially greater available resources. Acquisitions may involve a number of other risks, including:

•	diversion of management’s attention;

•	disruption to Sphere 3D’s ongoing business;

•	failure to retain key acquired personnel;

•	difficulties in integrating acquired operations, technologies, products or personnel;

•	unanticipated expenses, events or circumstances;

•	assumption of disclosed and undisclosed liabilities; and

•	inappropriate valuation of the acquired in-process research and development, or the entire acquired business.

If Sphere 3D does not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on Sphere 3D’s business, results of operations and financial condition. Problems with an acquired business could have a material adverse effect on Sphere 3D’s performance or its business as a whole. In addition, if Sphere 3D proceeds with an acquisition, its available cash may be used to complete the transaction, diminishing its liquidity and capital resources, or shares may be issued which could cause significant dilution to existing shareholders.

Risks Related to Sphere 3D’s Intellectual Property

Sphere 3D’s success depends in part on its ability to protect its rights in its intellectual property, which cannot be assured.

Sphere 3D relies on various intellectual property protections, including copyright, trade-mark and trade secret laws and contractual provisions, to preserve its intellectual property rights. Sphere 3D has filed a number of patent applications and has historically protected its intellectual property through trade secrets and copyrights. To date, Sphere 3D has a limited number of definitive patents and only has patents pending with respect to its Glassware 2.0™ technology product. As Sphere 3D’s technology is evolving and rapidly changing, current intellectual property rights may not adequately protect Sphere 3D.

Despite these precautions, it may be possible for third parties to obtain and use Sphere 3D’s intellectual property without its authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the United States. To protect its intellectual property, Sphere 3D may become involved in litigation, which could result in substantial expenses, divert the attention of its management, because significant delays, materially disrupt the conduct of its business or materially adversely affect its revenue, financial condition and results of operations.

Sphere 3D’s commercial success depends, in part, upon Sphere 3D not infringing intellectual property rights owned by others.

Although Sphere 3D believes that it has a proprietary platform for its technologies and products, Sphere 3D cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require it to alter its technology, obtain licenses or cease certain activities. Sphere 3D may become subject to claims by third parties that its technology infringes their intellectual property rights. While Sphere 3D provides its customers with a qualified indemnity against the infringement of third party intellectual property rights, Sphere 3D may become subject to these claims either directly or through indemnities against these claims that it routinely provides to its end-users and channel partners.

Sphere 3D may receive in the future, claims from third parties asserting infringement, claims based on indemnities provided by Sphere 3D, and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of third party proprietary or other rights, or to establish Sphere 3D’s proprietary or other rights. Some of Sphere 3D’s competitors have, or are affiliated with companies having, substantially greater resources than Sphere 3D and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than Sphere 3D. Regardless of their merit, any such claims could:

•	be time consuming to evaluate and defend;

•	result in costly litigation;

•	cause product shipment delays or stoppages;

•	divert management’s attention and focus away from the business;

•	subject Sphere 3D to significant liabilities;

•	require Sphere 3D to enter into costly royalty or licensing agreements; and

•	require Sphere 3D to modify or stop using the infringing technology.

Any such claim may therefore result in costs or other consequences that have a material adverse effect on Sphere 3D’s business, results of operations and financial condition.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This proxy statement/prospectus and the documents to which Overland and Sphere 3D refer herein contain forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates,” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the failure to obtain Overland shareholder approval or the failure to satisfy the closing conditions, the failure to obtain the necessary regulatory approvals on conditions permissible under the merger agreement; risks related to disruption of management’s attention from Overland’s or Sphere 3D’s ongoing business operations due to the transaction; the effect of the announcement of the merger on the ability of Overland and Sphere 3D to retain customers and retain and hire key personnel and maintain relationships with suppliers, operating results and business generally; Overland’s and Sphere 3D’s ability to maintain and increase sales volumes of their respective products; Overland’s and Sphere 3D’s ability to continue to aggressively control costs and operating expenses; Overland’s and Sphere 3D’s ability to achieve the intended cost savings and maintain quality with their respective manufacturing partners; Overland’s and Sphere 3D’s ability to generate cash from operations; the ability of Overland’s and Sphere 3D’s suppliers to provide adequate supplies of components for their respective products at prices consistent with historical prices; Overland’s and Sphere 3D’s ability to raise outside capital and to repay debt as it comes due; Overland’s and Sphere 3D’s ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Overland’s and Sphere 3D’s competitors; Overland’s and Sphere 3D’s ability to maintain strong relationships with branded channel partners; Overland’s and Sphere 3D’s ability to maintain compliance with the listing requirements of, and thereby maintain the listing of their common stock or common shares, as applicable, on, the NASDAQ Capital Market, the TSXV, or the NASDAQ Global Market, as applicable; customers’, suppliers’, and creditors’ perceptions of Overland’s and Sphere 3D’s continued viability; rescheduling or cancellation of customer orders; loss of a major customer; Overland’s and Sphere 3D’s ability to enforce intellectual property rights and protect their respective intellectual property; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; general economic conditions; and the other concerns identified in the Risk Factors above.

Although Overland and Sphere 3D believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The underlying expected actions or Overland’s or Sphere 3D’s results of operations involve risks and uncertainties, many of which are outside of either company’s control, and any one of which, or a combination of which, could materially affect Overland’s and Sphere 3D’s results of operations and whether the forward-looking statements ultimately prove to be correct. These forward-looking statements speak only as of the date on which the statements were made and neither Overland nor Sphere 3D undertakes any obligation to update or revise any forward-looking statements made in this proxy statement/prospectus or elsewhere as a result of new information, future events, or otherwise, except as required by law.

In addition to other factors and matters contained or incorporated in this document, we believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement and the possibility that Overland could be required to pay a fee to Sphere 3D in connection with therewith;

•	risks that the regulatory approvals required to complete the merger will not be obtained in a timely manner, if at all;

•	the inability to complete the merger due to the failure to obtain Overland shareholder approval of the merger or failure to satisfy any other conditions to the completion of the merger;

•	business uncertainty and contractual restrictions during the pendency of the merger;

•	adverse outcomes of pending or threatened litigation or governmental investigations;

•	the failure of the merger to close for any other reason;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	diversion of management’s attention from ongoing business concerns;

•	the effect of the announcement of the merger on Overland’s and Sphere 3D’s business and customer relationships, operating results, and business generally, including the ability to retain key employees;

•	risks that the proposed transaction disrupts current plans and operations;

•	the possible adverse effect on Overland’s and Sphere 3D’s business and the prices of their respective common stock if the merger is not completed in a timely fashion or at all;

•	risks that the combined company may be unable to successfully integrate Overland’s business (including its recently acquired Tandberg business) and personnel with Sphere 3D’s business and personnel;

•	risks that the expected benefits of the merger may not be realized; and

•	other risk factors relating to the businesses of each of Overland and Sphere 3D, as detailed from time to time in each of Overland’s and Sphere 3D’s reports filed with the SEC and, in the case of Sphere 3D, the applicable Canadian securities regulatory authorities.

Many of the factors that will determine Overland’s and Sphere 3D’s future results are beyond Overland’s and Sphere 3D’s ability to control or predict. Overland and Sphere 3D cannot guarantee any future results, levels of activity, performance, or achievements. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this proxy statement/prospectus, as well as in Overland’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and in Overland’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 and in Sphere 3D Form 40-F registration statement and its Annual Information Form for the year ended December 31, 2013. See “Where You Can Find More Information” beginning on page 215. These important factors also include those set forth under the section entitled “Risk Factors,” beginning on page 27.

Readers are cautioned that any forward-looking statement speaks only as of the date of this proxy statement/prospectus, and it should not be assumed that the statements remain accurate as of any future date. Neither Sphere 3D nor Overland undertakes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. Overland and Sphere 3D caution further that, as it is not possible to predict or identify all relevant factors that may impact forward-looking statements, the foregoing list should not be considered a complete statement of all potential risks and uncertainties.

Readers should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent forward-looking statements that may be issued by Overland or Sphere 3D or persons acting on behalf of either party.

THE SPECIAL MEETING OF OVERLAND SHAREHOLDERS

This section contains information about the special meeting of Overland shareholders that has been called to approve the merger agreement and the merger, approve the adjournment of the special meeting for the solicitation of additional proxies in the event there are insufficient votes present, in person or represented by proxy, at the time of the special meeting to approve the merger agreement, to approve, on an advisory (non-binding) basis as required by Item 402(t) of Regulation S-K and Section 14A(b) of the Exchange Act, certain “golden parachute” compensation that may become payable to Overland’s named executive officers in connection with the merger, and to consider any other business properly before the special meeting. This proxy statement/prospectus is being furnished to Overland shareholders in connection with the solicitation of proxies by the Overland board to be used at the special meeting. Overland is first mailing this proxy statement/prospectus and enclosed proxy card on or about                      , 2014.

Date, Time and Place

The special meeting will be held at the CityView Plaza located at 125 South Market Street, 2nd Floor, Room 225B, San Jose, CA 95113, on                     ,                     , 2014 at                      (Pacific Time) (unless it is adjourned or postponed to a later date).

Purpose of Special Meeting

The purpose of the special meeting is for Overland shareholders to: (i) consider and vote upon approval of the merger agreement, (ii) consider and vote upon, on an advisory (non-binding) basis, a proposal to approve “golden parachute” compensation that may become payable to the named executive officers of Overland in connection with the merger, (iii) approve the adjournment proposal, and (iv) to transact such other business as may properly come before the special meeting (and any adjournment or postponement thereof), including consideration of any procedural matters incident to the conduct of the special meeting.

Recommendation of the Overland Board of Directors

After careful consideration and upon the unanimous recommendation from the special committee, the Overland board of directors unanimously (with Messrs. Kelly and Bordessa abstaining) (1) determined that the merger agreement and the merger are advisable and in the best interests of Overland and its shareholders, (2) approved the merger and the merger agreement and (3) resolved to recommend adoption of the merger agreement to Overland shareholders. The Overland board of directors recommends that the Overland shareholders vote “FOR” the adoption of the merger agreement (with Messrs. Kelly and Bordessa abstaining) and “FOR” the adjournment of the Overland special meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Overland special meeting. For a discussion of the material factors considered by the Overland board of directors in reaching its conclusions, see “Proposal One—The Merger—Recommendations of the Overland Board of Directors; Overland’s Reasons for the Merger” beginning on page 63.

Overland shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the merger. In addition, Overland shareholders are directed to the merger agreement, which is included as Annex A in this proxy statement/prospectus.

Overland Record Date; Shares Entitled to Vote

The record date for the Overland special meeting is                     , 2014. Only Overland shareholders of record at the close of business on                     , 2014 will be entitled to receive notice of, and to vote at, the Overland special meeting or any adjournments or postponements thereof. Shares of Overland common stock held by Overland as treasury shares and by Overland’s subsidiaries will not be entitled to vote.

As of the close of business on the record date of                     , 2014, there were             shares of Overland common stock outstanding and entitled to vote at the Overland special meeting. Each holder of Overland common stock is entitled to one vote for each share of Overland common stock owned as of the Overland record date.

A complete list of Overland shareholders entitled to vote at the Overland special meeting will be available for inspection at the principal place of business of Overland during regular business hours for a period of no less than 10 days before the special meeting and at the place of the Overland special meeting during the meeting.

Stock Ownership by and Voting Rights of Overland’s Directors and Executive Officers

When considering the recommendation of Overland’s board of directors, you should be aware that certain of our executive officers and directors have interests in the merger other than their interests as Overland shareholders generally, as well as pursuant to individual agreements with certain officers and directors. These interests are different from your interests as an Overland shareholder, however, the members of our board of directors have taken these additional interests into consideration.

A “change in control” for purposes of the individual award agreements, employment agreements, and Overland plans discussed below is deemed to occur upon, among other things, the consummation of a merger or consolidation of Overland with or into another entity. The merger will constitute a change in control for purposes of these agreements and plans.

Certain of our non-employee directors hold stock options to acquire shares of our common stock. Pursuant to their award agreements under Overland’s equity compensation plans, any stock options issued to the non-employee directors in their capacity as non-employee directors and that remain unvested as of the date of a change in control of Overland will become fully vested and exercisable as of the date of the change in control. As of October 6, 2014, our non-employee directors did not hold any unvested stock options to purchase shares of Overland common stock.

At the close of business on the record date for the Overland special meeting, Overland’s directors and executive officers and their affiliates beneficially owned and had the right to vote             shares of Overland common stock at the Overland special meeting, which represents approximately     % of the Overland common stock entitled to vote at the Overland special meeting. In addition, as of the record date, the Cyrus Funds and an entity owned by the Cyrus Funds beneficially owned and had the right to vote             Overland common shares at the Overland special meeting. The Cyrus Funds and an entity owned by the Cyrus Funds as well as certain of Overland’s directors and executive officers have entered into voting agreements with Sphere 3D pursuant to which they have agreed to vote their shares “FOR” the adoption of the merger agreement and “FOR” the adjournment of the Overland special meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Overland special meeting. It is expected that Overland’s non-director executive officers will vote their shares “FOR” the adoption of the merger agreement and “FOR” the adjournment of the Overland special meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Overland special meeting.

Quorum

A quorum of shareholders is required to carry on the business of the Overland special meeting. A majority of the Overland shares issued and outstanding as of the close of business on the record date for the determination of shareholders entitled to vote at the special meeting must be represented in person or by proxy at the meeting in order to constitute a quorum. On the record date, there were             shares of Overland common stock issued and outstanding. Any abstentions will be counted in determining whether a quorum is present at the Overland special meeting. In the event that a quorum is not represented in person or by proxy at the Overland special meeting, the holders of Overland common stock present in person or represented by proxy at the Overland special meeting and entitled to vote thereat may adjourn the meeting until a quorum is represented in person or by proxy, without notice other than announcement at the meeting. If the adjournment is for more than 30 days, or if after adjournment a new record date is set, a notice of the adjourned meeting will be given to each Overland shareholder of record entitled to vote at the meeting.

The Overland proposals are not considered a routine matter with respect to shares of Overland common stock that are represented at the special meeting, but that are held by brokers, banks or other nominees who do not have authority to vote such shares (i.e., broker non-votes). Therefore, your broker will not be permitted to vote on the Overland proposals without instruction from you as the beneficial owner of the shares of Overland common stock. Broker non-votes (if any) will, however, be counted for purposes of determining whether a quorum is present at the Overland special meeting.

Required Vote

The approval of the merger agreement requires the affirmative vote of the shares representing a majority of the outstanding Overland shares entitled to vote at the special meeting. If you abstain from voting, either in person or by proxy, or do not instruct your broker or other nominee how to vote your shares, it will have the same effect as a vote “AGAINST” the approval of the merger agreement.

As required by Item 402(t) of Regulation S-K and Section 14A(b) of the Exchange Act, Overland is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on the “golden parachute” compensation that may become payable to its named executive officers in connection with the completion of the merger. The approval of the proposal to approve, on an advisory (non-binding) basis, this “golden parachute” compensation requires that the number of shares voted in favor of the proposal are greater than those voted against. If you abstain from voting, either in person or by proxy, or do not instruct your broker or other nominee how to vote your shares, it will not affect the advisory vote on this “golden parachute” compensation.

The approval of the proposal to adjourn the special meeting (if necessary or appropriate) to solicit additional proxies requires (i) if a quorum exists, that the number of shares voted in favor of adjournment are greater than those voted against, or (ii) in the absence of a quorum, the affirmative vote of the holders of a majority of the Overland common shares represented at the special meeting. If a quorum is present and you abstain from voting, either in person or by proxy, or do not instruct your broker or other nominee how to vote your shares, it will not affect the adjournment (if necessary or appropriate) to permit further solicitation of proxies. However, if a quorum is not present and you abstain from voting, either in person or by proxy, it has the same effect as a vote “AGAINST” the proposal.

The merger cannot be completed unless Overland shareholders holding a majority of the outstanding shares entitled to vote at the special meeting approve the merger agreement. Whether or not you plan to attend the special meeting in person, please complete, sign, date and return promptly the enclosed proxy card or follow the related Internet or telephone voting instructions. If you hold shares through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee.

Voting of Proxies by Holders of Record

If you are entitled to vote at the Overland special meeting and hold your shares in your own name, you can submit a proxy or vote in person by completing a ballot at the special meeting. However, Overland encourages you to submit a proxy before the Overland special meeting even if you plan to attend the Overland special meeting in order to ensure that your shares are voted. A proxy is a legal designation of another person to vote your shares of Overland common stock on your behalf. If you hold shares in your own name, you may submit a proxy for your shares by:

•	calling the toll-free number specified on the enclosed proxy card and follow the instructions when prompted;

•	accessing the Internet web site specified on the enclosed proxy card and follow the instructions provided to you; or

•	filling out, signing and dating the enclosed proxy card and mailing it in the prepaid envelope included with these proxy materials.

When a shareholder submits a proxy by telephone or through the Internet, his or her proxy is recorded immediately. Overland encourages its shareholders to submit their proxies using these methods whenever possible. If you submit a proxy by telephone or the Internet web site, please do not return your proxy card by mail.

All shares represented by each properly executed and valid proxy received before the Overland special meeting will be voted in accordance with the instructions given on the proxy. If an Overland shareholder executes a proxy card without giving instructions, the shares of Overland common stock represented by that proxy card will be voted in accordance with the recommendations of the Overland board of directors.

Please submit your proxy by telephone, through the Internet or by mail, whether or not you plan to attend the meeting in person.

Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to Overland shareholders residing at the same address, unless Overland shareholders have notified Overland of their desire to receive multiple copies of this proxy statement/prospectus. This is known as householding.

Overland will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any Overland shareholder residing at an address to which only one copy was mailed. Shareholders who do not receive a separate copy of this proxy statement/prospectus and who want to receive a separate copy may request to receive a separate copy of this proxy statement/prospectus by writing to Investor Relations at Overland Storage, Inc., 9112 Spectrum Center Boulevard, San Diego, California 92123, or by calling 1-800-729-8725. Overland undertakes to deliver promptly a copy of this proxy statement/prospectus upon the receipt of such request. Shareholders who share an address and receive multiple copies of this proxy statement/prospectus may also request to receive a single copy by following the instructions above.

Revocability of Proxy; Changing Your Vote

You may revoke your proxy and/or change your vote at any time before your proxy is voted at the Overland special meeting. If you are a shareholder of record, you can do this by:

•	sending a written notice stating that you revoke your proxy to Overland at Investor Relations, Overland Storage, Inc., 9112 Spectrum Center Boulevard, San Diego, California 92123 that bears a date later than the date of the proxy and is received prior to the Overland special meeting and states that you revoke your proxy;

•	submitting a valid, later-dated proxy by mail, telephone or Internet that is received prior to the special meeting; or

•	attending the Overland special meeting and voting by ballot in person (your attendance at the Overland special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your shares of Overland common stock in “street name” through a broker, bank or other nominee, you must follow the directions you receive from your broker, bank or other nominee in order to revoke or change your vote.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment may be made without notice, other than by an announcement made at the special meeting of the time, date and place of the adjourned meeting. For the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there is an insufficient number of votes at the time of such adjournment to approve the merger agreement, you may vote FOR, AGAINST or ABSTAIN. Abstentions and broker non-votes will count for the purpose of determining whether a quorum is present at the special meeting. However, broker non-votes and abstentions will not count as shares entitled to vote on the adjournment proposal. As a result, abstentions and broker non-votes will not have any effect on the vote to adjourn the special meeting if necessary or appropriate, to solicit additional proxies if there are an insufficient number of votes at the time of such adjournment to approve the merger agreement. Any signed proxies received by Overland for which no voting instructions are provided on such matter will be voted “FOR” the adjournment proposal. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow Overland shareholders who have already sent in their proxies to revoke them at any time prior to the special meeting as adjourned.

In addition, at any time prior to convening the special meeting, the special meeting may be postponed for any reason without the approval of the Overland shareholders. If postponed, Overland will publicly announce the new meeting date. Although it is not currently expected, Overland may postpone the special meeting for the purpose of soliciting additional proxies if Overland concludes that by the date of the special meeting it is reasonably likely that Overland will not have received sufficient proxies to constitute a quorum or sufficient votes for approval of the merger agreement. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow Overland shareholders who have already sent in their proxies to revoke them at any time prior to the special meeting, as postponed.

Shares Held in Street Name

If your Overland shares are held in an account at a broker, bank or through another nominee, you must instruct the broker, bank or other nominee on how to vote your shares by following the instructions that the broker, bank or other nominee provides to you with these proxy materials. Most brokers offer the ability for shareholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, bank or other nominee your shares will not be voted on any proposal on which your broker, bank or other nominee does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. Under the current rules of the Nasdaq Capital Market, brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement, nor on the proposal to approve the adjournment of the Overland special meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Overland special meeting. Any broker non-votes would have the same effect as a vote “against” adoption of the merger agreement and would have no effect on the proposal to approve the adjournment of the Overland special meeting.

If you hold shares through a broker, bank or other nominee and wish to vote your shares in person at the Overland special meeting, you must obtain a proxy from your broker, bank or other nominee and present it to the inspector of election with your ballot when you vote at the Overland special meeting.

Solicitation of Proxies

Overland will pay the cost of distributing and soliciting proxies. This proxy solicitation is being made by Overland on behalf of its board of directors. In addition to solicitation by use of the mail, Overland’s directors, officers and employees may also solicit proxies in person or by telephone, electronic mail, facsimile transmission or other means of communication. Overland will also request brokers and other fiduciaries to forward proxy solicitation material to the beneficial owners of Overland common shares that the brokers and fiduciaries hold of record. In accordance with the regulations of the SEC, Overland will reimburse them for expenses incurred in sending proxies and proxy materials to beneficial owners of Overland common shares.

Shareholders should not send stock certificates with their proxies. A letter of transmittal and instructions for the surrender of Overland common stock certificates will be mailed to Overland shareholders shortly after the completion of the merger.

No Other Business

Under Overland’s amended and restated bylaws, the business to be conducted at the Overland special meeting will be limited to the purposes stated in the notice to Overland shareholders provided with this proxy statement/prospectus.

PROPOSAL ONE—THE MERGER

The following is a discussion of the proposed merger and the merger agreement. This is a summary only and may not contain all of the information that is important to a reader. This summary is subject to, and qualified in its entirety by reference to, the merger agreement and the amendment to the merger agreement, copies of which are attached to this proxy statement/prospectus as Annex A and is incorporated by reference herein. Overland shareholders are urged to read this entire proxy statement/prospectus carefully, including the merger agreement, for a more complete understanding of the merger.

Effects of the Merger

In order to effect the business combination of Overland and Sphere 3D, Merger Sub will merge with and into Overland. Overland will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Sphere 3D.

Pursuant to the merger agreement, at the Effective Time, each issued and outstanding Overland common share will be canceled and extinguished and automatically converted into the right to receive a fraction of a fully paid and nonassessable Sphere 3D common share equal to the Exchange Ratio. The “Exchange Ratio” shall be equal to 0.46385 plus the number of Sphere 3D common shares equal to the quotient obtained by dividing (x) the number of common shares of Sphere 3D held by Overland immediately prior to the closing of the Merger by (y) 18,495,865 plus the quotient obtained by dividing (A) (i)105% of the principal amount of any indebtedness of Overland to the Cyrus Funds repaid by Overland on or after the date of the merger agreement and prior to the closing of the Merger divided by (ii) 8.675 by (B) 18,495,865. However, it is expected that all Sphere 3D common shares held by Overland will be sold or used to repay indebtedness to Sphere 3D prior to the closing of the merger. It is also expected that Overland will not repay any indebtedness owed to the Cyrus Funds prior to the closing of the merger.

Background of the Merger

The board of directors of each of Sphere 3D and Overland has from time to time separately engaged with the management of its respective companies in reviews and discussions of potential strategic alternatives, and has considered ways to enhance its respective performance and prospects. These reviews and discussions have focused on, among other things, the business environment facing the industry generally and each company in particular. For each company, these reviews have also included periodic discussions with respect to potential transactions that would further its strategic objectives and enhance shareholder value, and the potential benefits and risks of those transactions. In addition, in light of the nature of Sphere 3D’s and Overland’s respective businesses and the existing supply and license agreements between the two companies, management of each of Sphere 3D and Overland has been and continues to be generally familiar with the other’s business.

In the fall of 2012, Sphere 3D was a privately held company contemplating an initial public offering of its securities. Mr. Tassiopoulos, an actively engaged shareholder of Sphere 3D at the time, reached out to Mr. Kelly, whom he had met socially on several previous occasions, to discuss the possibility of Sphere 3D being acquired by Overland. Mr. Tassiopoulos did not have an explicit assignment by the board or management of Sphere 3D to approach Mr. Kelly about a business combination, but management was aware that Mr. Tassiopoulos would present ideas for the business from time to time. Mr. Tassiopoulos believed Sphere 3D and Overland could mutually benefit from a strategic relationship and on that basis Mr. Tassiopoulos suggested to Mr. Kelly that the companies might consider exploring potential synergies. Overland did not make an offer to pursue such a transaction at the time.

Meanwhile, in November 2012, Overland formally engaged Roth to serve as its financial advisor in connection with a potential strategic transaction and/or capital raising transaction with third parties (which did not specifically include Sphere 3D). This engagement was initiated based on Overland’s then current need for additional capital to fund its operating activities and the Board’s interest in pursuing strategic transactions in light of the fact that Overland’s business was not growing at a significant rate. Throughout the last calendar quarter of

2012 and until May 2013, Overland had multiple discussions regarding both strategic and capital raising transactions with a large number of entities regarding the potential acquisition of entities by Overland, the possible sale of Overland and Overland’s possible sale of equity and debt securities. As part of this process, in April 2013, a third party delivered a proposal to Overland to purchase Overland’s tape storage business. Ultimately, Overland and the third party were not able to come to an agreement regarding the sale of this business, in part because the third party was undergoing a significant management change, and its new management team elected not to continue to pursue a potential transaction with Overland. None of Overland’s other discussions resulted in Overland’s agreement to terms of any such transaction. However, Overland’s discussions continued with Cyrus Capital, the investment manager of the Cyrus Funds that owned Tandberg.

In December 2012, Mr. Tassiopoulos contacted Mr. Kelly to inform him that Sphere 3D was very close to completing a reverse merger with a publicly traded company pursuant to which Sphere 3D would become a public company listed on the TSXV and OTCQX. Mr. Kelly indicated that he thought an opportunity to combine the two companies existed and suggested that Sphere 3D delay its plans to complete the reverse merger transaction. Without a formal offer to enter into negotiations, Sphere 3D elected to continue its initial public offering transaction. On December 21, 2012, Sphere 3D became a public company by acquiring TB Mining Inc. through a reverse take-over by Sphere 3D Inc., a company incorporated under the Canadian Business Corporation Act. In conjunction with this transaction, TB Mining changed its name to Sphere 3D Corporation and Sphere 3D Inc. became a wholly-owned subsidiary of such company.

On December 28, 2012, Sphere 3D and Overland entered into a Mutual Non-Disclosure Agreement for the purpose of discussing a potential strategic transaction.

In January 2013, Mr. Tassiopoulos and Mr. Kelly continued to further discuss a potential strategic relationship between Overland and Sphere 3D.

On January 15, 2013, Mr. Kelly, Kurt Kalbfleisch, Chief Financial Officer of Overland, and Tony DaCosta, a consultant to Overland, met with Mr. Tassiopoulos, representatives of Jennings Capital Inc. (investment bankers for Sphere 3D in connection with its initial public offering transaction) and the Sphere 3D board of directors, which, at the time, included Jason D. Meretsky, Glenn M. Bowman, Mario Biasini, John Morelli and Peter Ashkin, to discuss a potential strategic relationship between Overland and Sphere 3D or an acquisition of Sphere 3D by Overland. During this meeting, the parties were unable to agree on a valuation of Sphere 3D, as the Sphere 3D representatives indicated that Sphere 3D would require a premium in excess of Sphere 3D’s current market capitalization, particularly so shortly after Sphere 3D’s first becoming a public company. Although Sphere 3D and Overland were unable to agree on valuation, they agreed to consider a commercial partnership and prepared a memorandum of understanding on or about January 29, 2013, which provided that Overland would integrate Sphere 3D software technology into one or more Overland products and solutions, and Overland would hold exclusive rights to Sphere 3D software technology in the field of storage and cloud products and solutions. The memorandum of understanding was not signed by Overland and Sphere 3D. In parallel, on January 23, 2013, Overland provided a draft term sheet to Daniel Bordessa of Cyrus Capital for the issuance and sale of up to $15 million of preferred stock to funds affiliated with Cyrus Capital in a private placement transaction. From January 23, 2013 to January 29, 2013, Messrs. Kelly and Bordessa continued to discuss a potential financing of Overland through both equity and convertible note structures, which ultimately culminated in Overland’s entry into a Note Purchase Agreement with the Cyrus Funds and certain other investors pursuant to which Overland agreed to sell to such investors convertible promissory notes in an aggregate original principal amount of $13.25 million in exchange for the payment of the purchase price of equivalent amount, $12 million of which was to be invested by the Cyrus Funds. This transaction closed on February 13, 2013.

In February 2013, Sphere 3D and Overland prepared a co-marketing video to present to investors at Roth’s annual investor conference to be held in March 2013 in Orange County, California. At this conference, Mr. Kelly, on behalf of Overland, presented the video as Overland’s strategic vision and aspirational product focus, the full realization of which likely would require Overland to obtain technology from Sphere 3D or another unidentified party. Mr. Kelly received positive feedback on the presentation from investors at the conference. Mr. Kelly communicated this reaction to Mr. Tassiopoulos shortly thereafter and they continued to discuss a potential relationship between the two companies.

On March 4, 2013, Mr. Tassiopoulos was named Chief Executive Officer of Sphere.

On April 11, 2013, Mr. Kelly provided a preliminary draft term sheet for the purchase by Overland of all of the assets of Sphere 3D in exchange for shares of Overland’s common stock and in connection with which the parties would enter into a joint venture relationship pursuant to which the transferred intellectual property would be exclusively licensed by Overland to a jointly owned entity in certain agreed upon fields of use. Such transactions were subject to a number of conditions, including approval of both parties’ boards of directors. On April 14, 2013, Mr. Tassiopoulos responded with two alternative transaction structures to achieve a similar result, albeit with economic terms more favorable to Sphere 3D than those originally proposed by Mr. Kelly.

On April 16 and April 17, 2013, Mr. Tassiopoulos and Mr. Kelly met in Overland’s San Jose offices and then in the Menlo Park, California office of O’Melveny & Myers LLP (“OMM”), Overland’s legal counsel, to discuss the transactions described in the term sheet referred to above, as well as a variety of other potential structures for a strategic relationship between the parties. After lengthy discussions, the parties tentatively agreed on a structure involving the establishment of a new company, 15% to 40% of which would be owned by Overland and the remainder of which would be owned by Sphere 3D. Under such structure, Sphere 3D would contribute its assets to the new company and Overland would pay cash and issue shares of Overland to Sphere 3D in exchange for a portion of its interest in the new company. Overland would also receive a portion of its interest in the new company as an in-kind payment for goods and services to be provided by Overland pursuant to a supply agreement. Further, Overland would receive a license to all of the new company’s intellectual property in the enterprise market (while the new company would pursue applications of the intellectual property in the consumer market). On April 17, 2013, OMM prepared and circulated an initial term sheet based on this structure. On April 19, 2013, Sphere 3D responded with a revised term sheet reflecting a reduced Overland ownership position in the new company and significantly revising a number of the other proposed terms.

On May 1, 2013, Messrs. Kelly, Kalbfleisch, Tassiopoulos and their respective counsel further discussed the potential transaction described above and Mr. Kelly provided a revised term sheet proposal thereafter. On May 8, 2013, Mr. Tassiopoulos provided a revised term sheet contemplating a significantly different structure, after which Messrs. Tassiopoulos and Kelly continued to discuss potential transaction structures and alternatives.

On May 7, 2013, the Overland board of directors met to discuss various strategic and financing-related matters, including Overland’s current cash position, reduction in work force and other cash conservation alternatives. During such meeting, the board discussed the potential transaction with Sphere 3D referred to above and authorized Mr. Kelly to move forward with discussions with Sphere 3D and to continue discussions with other potential strategic partners of Overland.

On May 13, 2013, Sphere 3D issued a letter to the TSXV requesting that the TSXV approve the structure described in the May 8, 2013 version of the term sheet, which the TSXV approved on May 24, 2013, subject to a number of conditions including approval by Sphere 3D’s shareholders of such transaction.

On May 15, 2013, Cyrus Capital provided Overland with a letter proposing a business combination between Overland and Tandberg in a transaction pursuant to which Overland would acquire Tandberg in a merger of equals transaction which would provide Tandberg’s shareholders with 50% of Overland following the transaction on a fully-diluted basis and in connection with which the Overland shareholders might have the opportunity to receive cash for a portion of their shareholdings in Overland. Overland would have been the surviving business entity and the Overland board would have comprised a majority of the directors post-closing. The Cyrus Capital proposal also contained a provision whereby upon acceptance of the proposal, Overland would have agreed to enter into an exclusivity period with Tandberg for a period of 90 days. On the same date, Cyrus Capital filed an amendment to its Schedule 13D reporting its submission of the proposal to Overland and including a copy thereof.

The board of directors of Overland held a meeting on May 16, 2013 to discuss the Cyrus Capital proposal, during which it was determined that the proposal received from Cyrus Capital did not contain sufficient details for the board to make an informed analysis of the proposal and that the Overland board of directors did not have enough information regarding the financial position of Tandberg (including historical financial statements) to adequately analyze a proposed transaction. Based on this lack of information, the Overland board of directors determined that it should not accept the Cyrus Capital proposal as provided or exclusively negotiate a potential transaction with Tandberg on the terms of the Cyrus Capital proposal until and unless it determined that such a transaction was supported by Overland’s shareholders. As a result, Mr. Kelly provided a written response to Cyrus Capital stating that the Overland board of directors would be interested in discussing a more detailed proposal but that it was unable to sign the written proposal. Overland, Cyrus Capital and Tandberg continued to discuss a potential transaction over the course of the following months.

During the period from May 13, 2013 through June 21, 2013, Overland and Sphere 3D continued to engage in discussions regarding the potential transaction. During the same period, Overland was engaged in discussions with Cyrus Capital and Tandberg regarding Overland’s potential acquisition of Tandberg, which discussions increasingly became a focus for Overland.

Ultimately, Overland’s board decided that it was not then in the best interests of Overland or its shareholders to pursue the proposed transaction with Sphere 3D. Among the factors considered by the Overland board were concerns over investing its limited cash resources into a private joint venture entity and over potential tax implications of the proposed transaction structure. Accordingly, Mr. Kelly provided Mr. Tassiopoulos with a revised term sheet setting forth the general terms of the parties’ existing supply and license agreements, pursuant to which Overland would serve as Sphere 3D’s sole source supplier of storage solutions, equipment and related services for a pre-defined period of time, at a fixed gross margin, payable part in cash and part in stock of Sphere 3D, and Sphere 3D would license its intellectual property to Overland for enterprise customers, in exchange for a cash payment, shares of Overland’s common stock and a royalty on sales of products incorporating such intellectual property. He also provided at such time drafts of the definitive supply agreement. Sphere 3D subsequently provided comments to the supply agreement, a draft license agreement and comments to the most recent term sheet, which agreements and term sheet were then further negotiated among the parties.

On June 26, 2013, the Overland board of directors met to, among other things, discuss the proposed Sphere 3D agreements. At this meeting, the board authorized Mr. Kelly to enter into the term sheet and definitive license agreement and supply agreement on the terms discussed by the board and ultimately incorporated into the final versions of such agreements.

On July 3, 2013, the parties agreed upon and executed the aforementioned term sheet and the parties continued to negotiate the terms of the supply and license agreements. The board of directors of Sphere 3D met and approved the terms of the agreements and authorized management to proceed with the signing of the agreements, in substantially the same form as the terms sheet.

On July 11, 2013, the Overland board of directors approved the supply agreement and the license agreement and the transactions between Overland and Sphere 3D contemplated thereby, as well as the potential appointment of Mr. Kelly as chairman of the board of directors of Sphere 3D following the entry into the supply agreement and the license agreement.

On July 12, 2013, Overland and Sphere 3D entered into the supply agreement and the license agreement. Pursuant to such agreements, Overland paid Sphere 3D $250,000 in cash and issued to Sphere 3D 213,220 shares of Overland common stock with a value at the time of issuance of approximately $250,000, and Sphere 3D issued 769,231 Sphere 3D shares to Overland having a value as of the date of issuance equal to approximately $500,000 and representing approximately 4.6% of Sphere 3D’s outstanding common shares.

During the course of the above negotiations and discussions, Sphere 3D considered appointing Mr. Kelly as a member and chairman of Sphere 3D’s board of directors, which considerations were disclosed to, and discussed by, the members of the Overland board of directors. After the supply and license agreements were signed, Mr. Tassiopoulos requested that Mr. Kelly become chairman of the board of directors of Sphere 3D. Mr. Tassiopoulos discussed such potential appointment with Scott McClendon, the chairman of Overland’s board of directors on or about July 14, 2013, during which Mr. McClendon confirmed that Mr. Kelly’s serving as a member and chairman of the Sphere 3D board of directors had been approved by the Overland board of directors, and agreed that the proposed compensation to Mr. Kelly in connection therewith described below was acceptable to Overland’s board of directors.

Mr. Kelly was then appointed as chairman of the board of directors of Sphere 3D on July 16, 2013 and Sphere 3D announced the appointment on July 16, 2013 in a press release. On the same date, the Sphere 3D board awarded Mr. Kelly an option to purchase up to 850,000 common shares of Sphere 3D with an exercise price of C$0.65, or approximately $0.63, subject to approval by the Sphere 3D shareholders at an annual general and special meeting of the shareholders of Sphere 3D scheduled for September 16, 2013. Such grant was made as compensation for Mr. Kelly’s serving as chairman of the Sphere 3D board and was subject to a three year vesting period based on his continued service. The Sphere 3D board determined such option was valued at approximately C$220,000 over a 3 vesting year period, or approximately C$70,000 per year, based on a Black-Scholes valuation methodology. No cash compensation was paid to Mr. Kelly in connection with serving on the Sphere 3D board.

On September 16, 2013, Sphere 3D held a meeting of its shareholders at which its shareholders approved the option grant to Mr. Kelly described above. Sphere 3D also introduced for the first time at this meeting a prototype of the Overland SNAP server integrated with Sphere 3D’s Glassware software. This prototype was the result of significant engineering efforts from both parties pursuant to the supply and license agreements, and Sphere 3D received positive feedback on this prototype and its prospects at the meeting.

Overland continued to be engaged in discussions with Cyrus Capital and Tandberg regarding the acquisition of Tandberg and on November 1, 2013, Overland announced that it has entered into an acquisition agreement pursuant to which Overland agreed to acquire Tandberg in a transaction pursuant to which Overland would issue shares of its common stock to an entity owned by the Cyrus Funds in exchange for all of the outstanding equity securities of Tandberg and after which such entity owned by the Cyrus Funds would own, by virtue of the issuance of thereof, approximately 54% of the common stock of Overland, subject to the approval of the shareholders of Overland and certain other closing conditions.

In connection with the entry into the acquisition agreement, Overland entered into an amended and restated Note Purchase Agreement dated November 1, 2013 (the “NPA”) with the Cyrus Funds and certain other note purchasers party thereto, which NPA amended and restated the Note Purchase Agreement dated February 12, 2013 between Overland, the Cyrus Funds and the other note purchasers party thereto. Pursuant to the NPA, the Cyrus Funds and the other note holders agreed that all of convertible promissory notes previously issued pursuant to the NPA in February 2013 would automatically convert into Overland common shares pursuant to their existing terms and at their existing conversion price of $6.50 per share, subject to a limitation prohibiting any such holder from holding more than 19.99% of Overland’s outstanding common stock immediately following such conversion. After such conversion, approximately $2.5 million of such notes remain outstanding all of which are held by the Cyrus Funds. Pursuant to the NPA, the Cyrus Funds also agreed to acquire, and Overland agreed to sell to the Cyrus Funds, additional convertible promissory notes in an aggregate original principal amount of $7.0 million which are convertible into shares of Overland common stock at a conversion price of $5.00 per share.

On December 4, 2013, Sphere 3D signed a letter of intent to acquire certain intellectual property assets, including Virtual Desktop Infrastructure technology, certain trademarks, patents and other intellectual property (the “V3 technology assets”) of V3 Systems, Inc. (“V3”); subject to Sphere 3D’s obtaining appropriate financing to consummate such transaction. During December 2013, Overland and Sphere 3D discussed possible joint ownership of the V3 technology assets through a potential joint venture entity. Mr. Tassiopoulos approached Mr. Kelly regarding such matters given that the acquisition of the V3 technology assets would require Sphere 3D to obtain significantly more manufacturing, logistics and operational support under its supply agreement with Overland than was originally contemplated. Due to Overland’s focus on completing and integrating its Tandberg acquisition, these discussions did not proceed to a definitive agreement, and the parties agreed that the joint Sphere 3D and V3 product would be manufactured under the terms of the existing supply agreement between the parties.

In December 2013, Sphere 3D began fulfilling orders for V3 products pursuant to an informal master distributor arrangement between Sphere 3D and V3, as a result of V3’s inability to fulfil orders directly due to lack of funding.

In early January 2014, Mr. Kelly, as a board member of Sphere 3D, introduced Mr. Tassiopoulos to Daniel Bordessa and Cyrus Capital because Sphere 3D was interested in obtaining financing to, among other things, close the acquisition of the V3 technology assets. At the same time, Mr. Tassiopoulos continued to have discussions with Cormark Securities Inc. (“Cormark”), who had been the lead broker in Sphere 3D’s latest financing on November 12, 2013, about their possible participation in a new round of financing to support the V3 technology acquisition.

On January 16, 2014, the shareholders of Overland approved the acquisition of Tandberg at a special meeting of shareholders, and on January 21, 2014, Overland closed the acquisition of Tandberg and an entity owned by the Cyrus Funds became the majority holder of Overland’s capital stock. The Tandberg acquisition was expected to significantly expand Overland’s global channel and service partners and to expand its product lines and service offerings in the enterprise storage industry and to enable Overland to improve its operational efficiencies. In reaching its determination to approve the Tandberg acquisition, the board of directors of Overland, with advice from Overland’s executive officers and Overland’s financial and legal advisors, considered the following material factors:

•	The board of directors’ knowledge of Overland’s business, operations, financial condition, and prospects and of Tandberg’s business, operations, financial condition, and prospects, taking into account the results of Overland’s due diligence review of Tandberg, discussions with management of Tandberg and the Tandberg shareholders and the presentations and evaluations of Overland’s financial advisors.

•	The board of directors’ knowledge of the current and prospective environment in which Overland and Tandberg operate, including economic conditions, the competitive environment, the market for potential acquisitions, and the likely effect of these factors on Overland’s and Tandberg’s potential growth, profitability, and strategic options.

•	The board of directors’ assessment that the acquisition of Tandberg was reasonably likely to enhance Overland’s strategic goals necessary to remain competitive with Overland’s major competitors.

•	The board of directors’ understanding of the other strategic alternatives likely to be available to Overland and the growth opportunities offered by such alternatives compared with the growth opportunities presented by the acquisition of Tandberg.

•	The financial terms of the acquisition of Tandberg, together with the realization of the synergy opportunities projected in connection with the acquisition of Tandberg and the ability of Overland’s shareholders to continue to participate in any future growth of Overland.

In the course of its deliberations, the board of directors of Overland also considered a variety of risks, uncertainties, and other potentially negative factors concerning the Tandberg acquisition, including without limitation the following:

•	The fact that the Tandberg shareholders would hold approximately 54% of the voting power of Overland’s voting securities outstanding following the consummation of the Tandberg Acquisition.

•	The possibility that the synergies and other financial and strategic benefits expected to be achieved in the acquisition of Tandberg would not be obtained on a timely basis or at all.

•	The diversion of management and employee attention during the period after the Tandberg Acquisition and the potential effect on Overland’s business.

•	That the transaction would be dilutive to the then current shareholders of Overland.

•	That Overland would incur significant integration related non-recurring expenses during the 12-month period following the closing of the Tandberg Acquisition.

On February 3, 2014, Overland engaged Emerging Growth Equities (“EGE”) to assist Overland in obtaining additional financing. The financing was intended to take the form of a private placement of equity securities.

In February 2014, Overland requested that Sphere 3D waive any rights to terminate the license agreement that may have been triggered by Overland’s consummation of its acquisition of Tandberg. Overland and Sphere 3D discussed whether such a waiver was necessary and also discussed Sphere 3D’s desire to amend the supply agreement given its acquisition of the V3 technology assets. The parties did not agree on the provision of such a waiver or any amendment of the supply agreement. The parties did however confirm that under the existing supply agreement, Overland would include the Overland NAS products in a bundle with the V3 product line once the proposed acquisition of the V3 technology assets was completed by Sphere 3D, and that Overland would also offer these products to its channel partners.

During Overland’s financing efforts, Overland (through Mr. Kelly) approached Mr. Tassiopoulos regarding Sphere 3D’s potential participation in Overland’s contemplated financing, and on February 13, 2014, he provided Sphere 3D with a draft summary term sheet for a $5 million private placement of Overland common shares to Sphere 3D to be priced at the closing price of the Overland common stock at the time of entry into a definitive agreement.

On February 24, 2014, Sphere 3D held a board meeting, from which Mr. Kelly was recused. At the meeting, the Sphere 3D board discussed various options to obtain the financing necessary to close the acquisition of the V3 technology assets, the matters discussed above regarding the amendment of the supply agreement and waiver under the license agreement and the potential opportunity to participate in Overland’s contemplated financing as an investor. At this meeting, Sphere 3D’s board of directors approved in principal Sphere 3D raising approximately $10 million of total capital (inclusive of the $4 million it needed to complete its acquisition of the V3 technology assets plus an additional $1 million for working capital) and investing such excess into Overland in its contemplated financing transaction.

Mr. Tassiopoulos approached Cormark about its involvement in financing this plan but ultimately, Sphere 3D did not believe that the timing was appropriate for an equity financing. As a result, Mr. Tassiopoulos approached Cyrus Capital to seek alternative options regarding Sphere 3D’s financing.

On February 19 and 20, 2014 as well as March 4, 5 and 6, 2014, Messrs. Kelly, Kalbfleisch and Gast of Overland, together with representatives of EGE, met with potential investors in New York City. After limited progress with such fundraising efforts, Overland and EGE agreed to engage Roth, who had assisted Overland with prior financing transactions and, most recently, the Tandberg acquisition, to assist them in identifying potential investors. Roth was engaged during the week of March 3, 2014.

In March 2014, at the annual conference held by Roth in Orange County, California, Roth offered to assist Sphere 3D in obtaining the financing it required to close its acquisition of the V3 technology assets. Roth was not actively engaged by Overland at such time. Sphere 3D did not engage Roth in such capacity.

Also at the annual conference held by Roth, based on Overland’s need for significant additional cash to fund its operations Messrs. Kelly and Kalbfleisch met and discussed a potential financing of Overland with representatives of a third party investment fund (the “Potential Lead Investor”), who were introduced by EGE. Messrs. Kelly and Kalbfleisch held further meetings with potential investors in New York City on March 18 through March 21, 2014 and in San Francisco on March 25, 2014, all of which were coordinated by representatives of EGE and Roth. In total, they met with more than twenty potential investors during such meetings.

In March 2014, Mr. Tassiopoulos met with Mr. Bordessa in New York to discuss a potential financing of Sphere 3D by the Cyrus Funds. At this meeting, Mr. Tassiopoulos told Mr. Bordessa and another representative of Cyrus Capital that Sphere 3D was seeking between $5 million to $15 million, the first $5 million of which would be used to finance its acquisition and commercialization of the V3 technology assets with an additional amount possible for an investment in Overland. However, Sphere 3D ultimately sought only $5 million from the Cyrus Funds and decided not to invest in Overland at the time. Sphere 3D made this determination out of concern that any investment in Overland would be diluted by a potential follow-on financing by Overland on terms that were unknown to Sphere 3D at the time.

On March 21, 2014, Sphere 3D closed the $5 million financing with the Cyrus Funds, and closed the acquisition of the V3 technology assets with V3.

The financing to Sphere 3D from the Cyrus Funds was in the form of a debenture with a four year term, maturing on March 21, 2018, bearing interest at 8% per annum, to be paid semi-annually in cash or shares at the option of Sphere 3D. The debenture is convertible at any time into common shares in the capital of Sphere 3D (the “Conversion Right”) at a price of $7.50 (the “Conversion Price”). Sphere 3D shall have the right to force the conversion of the debenture if the trading price of the common shares for 10 successive days in which the shares actually trade on the TSXV or other principal exchange, exceeds 150% of the Conversion Price, being $11.25. In addition, Sphere 3D shall have the right to repay in full the outstanding balance owing under the debenture at any time during the first 12 months of the term for an amount equal 120% of the balance then outstanding and at any time during the second year of the term for an amount equal 125% of the balance then outstanding.

On March 20, 2014, Overland received a term sheet from the Potential Lead Investor for a potential private placement of preferred stock of a minimum of $15 million, of which the Potential Lead Investor would invest no more than $5 million. The Potential Lead Investor confirmed in the term sheet and verbally to Messrs. Kelly and Kalbfleisch that it would not close such transaction unless the full $15 million was raised contemporaneously with the Potential Lead Investor’s potential investment. The terms of such proposed financing were particularly onerous to Overland because, among other things, the transaction would be priced at closing rather than at signing and announcement, the conversion price of the preferred stock would be at a discount to the market price of Overland’s common stock on the date of conversion, the investors would hold certain blocking rights over key transactions involving Overland, the financing would include the issuance of warrants by Overland and the proposal included price-based anti-dilution protection.

Overland’s board of directors met on March 26, 2014 to discuss the status of its financing efforts, as well as the terms proposed by the Potential Lead Investor, at which meeting the board directed Mr. Kelly to continue negotiations with the Potential Lead Investor and to continue to seek financing from other investors.

Overland provided the Potential Lead Investor with a revised version of the proposed term sheet which addressed certain of the foregoing issues on April 1, 2014 and received the Potential Lead Investor’s final proposed term sheet the following day, which did not address most of Overland’s substantive comments. On April 4, 2014, given Overland’s lack of other financing and strategic alternatives, Overland entered into the Potential Lead Investor’s non-binding term sheet.

On April 30, 2014, Overland received draft financing agreements from the Potential Lead Investor’s counsel. Overland and its counsel, OMM, reviewed such drafts and determined that they contained terms substantially more favorable to the Potential Lead Investor and the other investors than those contained in the term sheet. Revised drafts of such documents were provided by OMM to the Potential Lead Investor’s counsel on May 7 and May 9, 2014.

In late April 2014, Mr. Kelly advised Mr. Tassiopoulos of the potential terms of the contemplated Overland financing with the Potential Lead Investor and asked that Sphere 3D consider participating in the financing. With an understanding of the potential dilution faced by Overland, Mr. Tassiopoulos enlisted Cormark on May 2, 2014 to assist Sphere 3D in determining the viability of an acquisition of Overland by Sphere 3D.

Sphere 3D then held a meeting of its board of directors on May 5, 2014, from which Eric Kelly was recused. At this meeting, Mr. Tassiopoulos circulated a draft PowerPoint presentation that he prepared together with Cormark providing an overview of what the combination of Sphere 3D and Overland would look like from a strategic, public market and financial perspective. Mr. Tassiopoulos also shared a financial model prepared by Cormark showing the pro forma financials and potential valuation of the two combined companies, which financial model was based on estimates of Overland’s revenue for the 2014 and 2015 calendar years (approximately $108.2 million and $130 million, respectively) and Overland’s EBITDA for the 2014 and 2015 calendar years (approximately $0.5 million and $15.8 million, respectively) prepared by Cormark with the assistance of Sphere 3D’s management. He also discussed with the board that the closing by Overland of an alternative financing of the magnitude contemplated by Overland would likely preclude Sphere 3D from ever entering into a strategic transaction with Overland. As a result, Sphere 3D’s board agreed to enter into discussions to seek a merger with Overland and the board of directors appointed Mr. Bowman, an independent board member with considerable expertise in valuation and transactional matters, to be the lead director for the negotiation of a potential transaction with Overland. The board also determined that a special committee would not be required and that the board (other than Mr. Kelly) would act directly in overseeing all aspects of the negotiations. Based on the financial model, Sphere 3D and Cormark agreed C$10 million was an appropriate amount for a potential “bought deal” financing.

On May 6, 2014, the financing committee of Overland’s board of directors met with representatives of Roth and EGE to discuss the status of discussions and negotiations with potential investors in the proposed financing. As part of its discussions, the financing committee discussed conversations between Overland and Sphere 3D regarding Sphere 3D’s participation in the financing and noted that Sphere 3D would likely not participate in the financing if the transaction resulted in Sphere 3D holding only a small percentage of Overland’s outstanding shares. Prior to these discussions, Roth advised the financing committee that it had previously offered to assist Sphere 3D in obtaining financing to close Sphere 3D’s acquisition of the V3 technology assets, but that Sphere 3D had not engaged Roth in such capacity. The financing committee then directed Messrs. Kelly and Kalbfleish to continue investor meetings related to the financing and to seek alternative financing arrangements.

On May 7, 2014, Mr. Tassiopoulos, Mr. Kalbfleisch and Mr. Bordessa met in Salt Lake City, Utah to discuss a potential transaction between Overland and Sphere 3D, as previously directed by the financing committee of the Overland board of directors on May 6, 2014. Sphere 3D initially proposed acquiring all of the outstanding equity of Overland via merger in an all-stock deal with the consideration to be $3.10 worth of Sphere 3D shares to be issued for each Overland share. The closing price of Overland’s common stock on such date was $2.81 per share.

In response, Messrs. Kalbfleisch and Bordessa proposed consideration of $5.10 worth of Sphere 3D shares to be issued for each Overland share. Eventually, during such meeting, the participants focused on a framework providing that Sphere 3D would acquire all of the shares of Overland via merger in consideration of the issuance of 10.2 million shares of common stock of Sphere 3D to the Overland shareholders and holders of convertible debt, which valued the Overland shares at approximately $4.24 per Overland share based on Sphere 3D’s closing price of C$9.46 as of such date, subject to various potential adjustments, including an upward adjustment, on a share for share basis, for any shares of Sphere 3D held by Overland at the time of the closing of the transaction (which would result in an additional $0.36 per share based on the number of Sphere 3D shares held by Overland at such time and the market price of Sphere 3D shares at such time). In addition, Overland and Sphere 3D agreed that Overland’s obligations to close the merger after signing of the definitive merger agreement would be subject to a “fiduciary out” provision and that Sphere 3D would loan Overland between $5 million and $10 million concurrently with the signing of a definitive agreement to fund Overland’s operations prior to the closing of the transaction. Such loan would not become immediately payable if the merger did not occur and was to be secured against certain assets of Overland.

On May 9, 2014, Mr. Kelly and Mr. Kalbfleisch participated in a presentation to investors in New York relating to the potential Overland financing. Such presentations did not result in additional investor interest in the proposed financing.

On May 9, 2014, representatives of Dorsey & Whitney LLP (“Dorsey”), U.S. counsel to Sphere 3D, together with Meretsky Law Firm, Canadian counsel to Sphere 3D and a director of Sphere 3D, discussed the terms of the proposed merger with OMM. Dorsey prepared and circulated a draft merger agreement to Overland and OMM. That weekend, Mr. Tassiopoulos agreed with Mr. Kalbfleisch to increase the number of Sphere 3D shares to be issued under the Merger Agreement to 10.6 million (subject to the same adjustments described above).

On May 11, 2014, Overland held a special board meeting, at which the board discussed the fact that the contemplated financing with the Potential Lead Investor was significantly undersubscribed at an amount well below the minimum required by the Potential Lead Investor to close the transaction, the proposed terms of the contemplated financing, and that the terms being required by the Potential Lead Investor would subject a future financing or sale of Overland to the vote of the Potential Lead Investor, which would not be in the best interests of Overland’s shareholders. The Board further discussed Overland’s need for significant additional cash to fund its operations. Mr. Bordessa then outlined the terms of the proposed merger with Sphere 3D. The Overland board then discussed the terms of the proposed merger with Sphere 3D, noting the potential conflicts of interest of Mr. Kelly in the transaction due to his relationships with Sphere 3D and the potential conflicts of interest of Mr. Bordessa due to the lending relationship of the Cyrus Funds, which are managed by Mr. Bordessa’s employer, Cyrus Capital, with Sphere 3D. There was also a discussion of whether there were any other strategic or financial sponsor parties who might be interested in acquiring Overland, which discussion included the fact that Overland had contacted 25-35 potential acquirers, approximately two thirds of which were potential strategic acquirers and one third of which were potential financial acquirers, prior to the consummation of the Tandberg transaction. The Overland board also discussed the fact that the parties’ existing business relationship through the supply and license agreements had made Overland’s management very knowledgeable regarding Sphere 3D and its business. Based on the potential conflicts of Messrs. Bordessa and Kelly described above, the Overland board then established a special committee of the board of directors, consisting of Joseph De Perio (as chairman), Scott McClendon, Robert Degan and Vic Mahadevan, each of whom are independent directors of Overland, to review and evaluate the terms of the proposed merger and to make a recommendation to the full board.

On the same date, the special committee of the Overland board met to discuss, among other things, the proposed merger and the retention of a financial advisor to evaluate the proposed transaction, to provide the special committee with advice and potentially to provide a fairness opinion. The special committee also discussed the due diligence to be performed on Sphere 3D, the potential conflicts of interest of Messrs. Kelly and Bordessa described above and the proposed terms of the merger and potential revisions to those terms that would benefit the Overland shareholders.

Shortly thereafter, OMM circulated a summary of the terms of the merger to the Overland board of directors and the special committee and also provided a revised draft of the merger agreement to representatives of Sphere 3D.

On May 12, 2014, Overland, Sphere 3D and their respective counsel held multiple discussions regarding the terms of the merger and the merger agreement, as well as the related documents, including the proposed bridge loan from Sphere 3D to Overland. Drafts of each of the related documents were circulated by the various parties. On the same date, the Overland special committee held a meeting and appointed Roth as its financial advisor for the purpose of rendering an opinion in connection with the proposed merger, based in part on Roth’s familiarity with Overland and knowledge about Sphere 3D, the urgency of Overland’s situation and the potential loss of value for public stockholders if a transaction could not be reached given the unsuccessful efforts to raise capital, as well as Roth’s willingness to engage immediately. Representatives of Roth then joined the meeting and updated the special committee regarding their ongoing efforts and OMM reviewed the terms of the definitive agreements.

In addition, on May 12, 2014, Overland received an email from the Potential Lead Investor stating that none of the comments proposed by Overland to the draft financing documents on May 7, 2014 and May 9, 2014 were acceptable to the Potential Lead Investor and that the Potential Lead Investor was not willing to move forward until and unless its documents would be accepted. Overland directed EGE to respond that Overland was willing to discuss its comments but that the documents provided by the Potential Lead Investor were significantly more onerous than the terms contained in the term sheet and that the documents, as written, were not acceptable to Overland.

On May 13, 2014, Mr. Bowman contacted Mr. Kalbfleisch and members of his staff, to obtain and discuss various due diligence information, including Overland’s powerpoint presentation and forecasts, which had been prepared for the potential alternative financing.

On May 13, 2014, Mr. De Perio met with Mr. Tassiopoulos, Mr. Worthington and Mr. Bowman, Sphere 3D’s lead director for the transaction, at its headquarters in Ontario, Canada, with representatives of Roth participating by telephone. He also met with representatives of Cormark regarding Sphere 3D’s business and operations, shareholder and trading information related to Sphere’s common stock, as well as the potential stock market reaction to the public announcement and ultimate closing of the proposed transaction between Overland and Sphere 3D.

On the same day, the Overland board of directors held a meeting at which, among other things, at the board’s request, Mr. Kelly provided a detailed review of Sphere 3D’s business and technology, its operations, historical performance, competitive positioning, products and other matters, as well as Sphere 3D’s relationship with Overland, including Overland’s projections for virtualization revenue for each quarter of Overland’s 2015 fiscal year (approximately $1.5 million, $2.5 million, $3.5 million and $5.0 million, respectively). He also reviewed the potential synergies, expanded business prospects, pipeline, forecasts and financial metrics expected by management, and Sphere 3D’s management of the combined entity after the proposed transaction between the two companies, including the possibility that Mr. Kelly and Mr. Kalbfleisch might serve as CEO and CFO, respectively, of the combined entity.

On May 13, 2014, Overland, Sphere 3D and their respective counsel held multiple discussions regarding the terms of the merger and the merger agreement, as well as the related documents. Drafts of each of the related documents were circulated by the various parties.

On the same date, the Overland special committee met with representatives of Roth present, at which Mr. De Perio and Roth’s representatives described the ongoing due diligence efforts and OMM reviewed the status of open issues in the merger agreement and related documents.

On May 14, 2014, the representatives of Cormark presented to the Sphere 3D board (with Mr. Kelly absent) a proposed engagement letter for their services in regard to the merger, a draft fairness opinion related to the merger and a proposal for a “bought deal” financing to finance the merger. The board discussed the various proposals in the engagement letter and, subject to certain changes, agreed in principal to the terms.

On May 14, 2014, Overland, Sphere 3D and their respective counsel held multiple discussions regarding the terms of the merger and the merger agreement, as well as the related documents. Drafts of each of the related documents were circulated by the various parties. On the same date, the Overland special committee met twice to obtain updates regarding the efforts of Roth with respect to the analysis underlying its potential opinion and the due diligence efforts of Mr. De Perio, as well as an update regarding the open issues in the merger agreement and related documents.

On the morning of May 15, 2014, Roth issued its opinion to the special committee to the effect that, as of that date, and based upon and subject to the various considerations set forth in its opinion, the consideration to be received by shareholders of Overland (other than the shareholders that are also shareholders of Sphere 3D (or holders of securities exercisable or convertible for shares of Sphere) in their capacity as such pursuant to the proposed merger agreement was fair, from a financial point of view, to such holders. The special committee then discussed the value of Sphere 3D and its prospects at such meetings, as well as a number of factors related to the potential transaction, including, without limitation, Overland’s urgent capital requirements, Overland’s inability to raise additional financing on reasonable terms or at all, the lack of another strategic alternative for Overland, the potential impact on Overland’s public shareholders under these circumstances once the quarterly results were released, potential conflicts of interest of Messrs. Kelly and Bordessa, as described above, Sphere 3D’s agreement that Eric Kelly and Kurt Kalbfleisch would serve as the CEO and CFO, respectively, of Sphere 3D following the merger and that two members of the Overland board would be appointed as members of the board of Sphere 3D in connection with the merger (in addition to Mr. Kelly, already serving as a member of the Sphere 3D board), the “fiduciary out” provisions of the proposed definitive merger agreement, and the fact that Sphere was willing to provide Overland with a $5 million loan in connection with the signing of a definitive agreement, which loan would not be payable by Overland for a period of four years, subject to customary events of defaults (which would not be triggered by the failure to consummate the merger). The committee also noted that the Cyrus Funds had agreed that, instead of triggering a change of control repayment option under the outstanding convertible debt of Overland held by the Cyrus Funds upon the consummation of the transaction, which would result in payment in full in cash of the amounts then due thereunder, the Cyrus Funds would receive an additional payment equal to 5% of the principal balance of the Overland notes held by the Cyrus Funds payable in Sphere 3D shares. The special committee further reviewed the proposed transaction then-current drafts of the merger agreement, the voting agreements pursuant to which the Cyrus Funds, an entity owned by the Cyrus Funds and the directors of Overland, excluding Eric Kelly, would agree to vote their Overland shares in favor of the merger and other related documents, as well as financial terms of the merger. The board also discussed whether a vote in favor of the merger by a majority of the shareholders of Overland other than the Cyrus Funds (a “majority of the minority” provision) was necessary or advisable under the circumstances and the potential risk to the consummation of the transaction if the special committee insisted upon such a provision. The special committee determined that a majority of the minority provision would not be beneficial to Overland and its shareholders based on the circumstances and the potential risk to the consummation of the transaction in light of Overland’s cash position and lack of alternatives. Following discussion, the special committee of the Overland board of directors unanimously recommended that the Overland board of directors approve the proposed merger.

Immediately thereafter, the Overland board of directors met to discuss the matters described in the preceding paragraph. Based in part on the recommendation of the Overland special committee, and following discussion, the Overland board of directors unanimously approved (with Messrs. Kelly and Bordessa abstaining) the proposed merger and authorized Overland to enter into the merger agreement and the transactions contemplated thereby.

On May 15, 2014, the Sphere 3D board of directors met to review the final fairness opinion, presented by Cormark. The Sphere 3D board of directors also discussed the updated terms and conditions for both the merger and the “bought deal” financing. The Sphere 3D board of directors also reviewed estimates of Overland’s revenue for the 2014 and 2015 calendar years (approximately $108.2 million and $130 million, respectively) and Overland’s EBITDA for the 2014 and 2015 calendar years (approximately $0.5 million and $15.8 million, respectively) prepared by Cormark with the assistance of Sphere 3D’s management. After discussion, the board authorized the approval of the retainer of Cormark pursuant to the engagement letter, the “bought deal” financing letter from Cormark relating to a C$10 million financing, the execution of the merger agreement and all necessary disclosures, including the press release.

On May 15, 2014, Sphere 3D entered into the “bought deal” financing letter with Cormark relating to a C$10 million financing.

On May 15, 2014, Overland and Sphere 3D entered into an agreement and plan of merger pursuant to which Overland will merge with a newly-formed subsidiary of Sphere 3D and, upon the consummation of the merger, will become a wholly-owned subsidiary of Sphere 3D. In addition, Sphere 3D agreed to loan $5 million to Overland on a four year term pursuant to a note dated May 15, 2014 issued to Sphere 3D by Overland to be drawn in two equal tranches, with the first to be drawn by no later than May 20, 2014, and the second to be drawn by no later than June 1, 2014. The note is secured by certain assets of Overland.

On May 15, 2014, Overland and Sphere jointly announced the merger in a press release and further discussed the merger during Overland’s investor conference call discussing its quarterly results.

On May 16, 2014 Sphere 3D issued a press release announcing the merger and the “bought deal” financing by Cormark for C$10 million. The Sphere 3D press release included additional details as is required by the regulations of the TSXV.

On May 22, 2014, the Cyrus Funds and Overland formalized their agreement that the Cyrus Funds would waive certain covenants in the note purchase agreement between the Cyrus Funds and Overland in connection with the entry into the merger agreement and the issuance of notes to Sphere 3D by Overland.

Recommendations of the Sphere 3D Board of Directors; Sphere 3D’s Reasons for the Merger

On May 15, 2014, at a meeting of the Sphere 3D board of directors, by unanimous vote (with Eric Kelly, Chairman of the Board of Sphere 3D and President and CEO of Overland recused from such meeting), the Sphere 3D board of directors determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Sphere 3D and its shareholders. Sphere 3D believes that the combination of these two businesses will benefit shareholders of both Sphere 3D and Overland by creating a strong platform for growth with the following characteristics and synergies:

•	The creation of a large and diverse combined company to immediately gain the scale, infrastructure and resources required to become a leading global virtualization company and strengthens Sphere’s ability to service and support partners and customers globally;

•	The combination provides greater certainty in leveraging Overland’s existing global distribution network of reseller, integrators and significant Tier One OEM’s, along with Overland’s global manufacturing, delivery and support networks;

•	The complementary nature of the respective products brings together next generation technologies for virtualization and cloud computing coupled with end-to-end scalable storage offerings enabling the combined company to address the larger and growing virtualization and cloud markets;

•	The additional revenue growth opportunities presented by the expanded product offerings of the combined company allowing Sphere 3D to access the large and diverse customer base of Overland, including government, education and business enterprises worldwide;

•	The expected market capitalization, balance sheet and capital structure of the combined company relative to Sphere 3D on a stand-alone basis, including the potential for the combined company to participate in strategic opportunities that otherwise might not be available to Sphere 3D;

•	The opportunity for the combined company to retain Overland’s executive management and other key personnel, including Mr. Kelly and Mr. Kalbfleisch, which together with key management of Sphere 3D, including Mr. Tassiopoulos, potentially leading to enhanced financial performance.

Based on the foregoing analysis, Sphere 3D’s board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Sphere 3D and its shareholders.

Recommendations of the Overland Board of Directors; Overland’s Reasons for the Merger

On May 14, 2014, at a special meeting of the Overland board of directors, by unanimous vote (with Eric Kelly, the President and CEO of Overland, and the Chairman of the Board of Sphere 3D, as well as Daniel Bordessa, an employee of Cyrus Capital, abstaining from voting) and based upon the unanimous recommendation of a special committee of independent directors of Overland consisting of Messrs. DePerio, Degan, Mahadevan and McClendon, the Overland board of directors determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Overland and its shareholders. The Overland board of directors recommends that Overland shareholders vote “FOR” the adoption of the merger agreement and “FOR” the adjournment of the Overland special meeting if necessary or appropriate to solicit additional proxies in favor of such adoption.

In considering the proposed business combination with Sphere 3D and in making its determination that the merger is advisable and in the best interests of Overland and its shareholders, the Overland board of directors consulted with its management and financial, legal and other advisors, and considered a variety of factors weighing in favor of or relevant to the merger, including the factors discussed below.

Strategic Benefits of the Merger. The Overland board of directors believes that the combination of Overland and Sphere 3D should result in significant strategic benefits to the combined company, which would benefit Overland and its shareholders as shareholders of the combined company. These strategic benefits include the following:

•	The creation of a larger and more diversified combined company than Overland currently is alone, including a significantly expanded presence in Canada and a more diversified business in the U.S.;

•	The advantages presented by the larger scale and expanded scope of the combined company in meeting the challenges facing the storage industry in light of current and potential future changes in regulatory, financial and economic conditions affecting the industry, including possible industry consolidation;

•	The complementary nature of the respective products and geographic markets of Overland and Sphere 3D, and the opportunity created by the transaction to enhance the capabilities of both companies to operate more effectively and efficiently;

•	The additional revenue growth opportunities presented by the expanded product offerings of the combined company;

•	The expected market capitalization, balance sheet and capital structure of the combined company relative to Overland on a stand-alone basis, including the potential for the combined company to participate in strategic opportunities that otherwise might not be available to Overland;

•	The opportunity for the combined company to achieve significant synergy benefits;

•	The opportunity for the combined company to retain Sphere 3D’s corporate structure, potentially leading to enhanced financial performance; and

•	The opportunity for the combined company to enhance its senior management led by Mr. Kelly and Mr. Tassiopoulos, relative to that of Overland and Sphere 3D separately.

Financial Benefits of the Merger. The Overland board of directors believes that the combination of Overland and Sphere 3D should result in significant financial benefits to Overland’s shareholders and the combined company. These financial benefits include the following:

•	The fact that the Exchange Ratio of Sphere 3D common shares for each Overland share is fixed and would not fluctuate based upon changes in the market price of Overland or Sphere 3D common shares between the date of the merger agreement and the date of the consummation of the proposed merger, as well as the opportunity that Overland shareholders may have as a result of the fixed Exchange Ratio to benefit from any increase in the trading price of Sphere 3D common shares between the announcement and completion of the merger;

•	The fact that Overland shareholders would receive the merger consideration (excluding any cash received in lieu of fractional shares) in the form of Sphere 3D common shares, which would allow Overland shareholders to share in value-creation opportunities of the combined company, including the realization of synergies;

•	The significant value to Overland shareholders represented by the potential earnings improvement of the combined company and the views of Overland’s management as to the expected realization of synergies by the combined company;

•	The belief that, after closing, the combined company will have a stronger financial profile, relative to that of Overland and Sphere 3D separately; and

•	The business operations and prospects of the combined company and each of Overland and Sphere 3D, and the then-current financial market conditions and historical market prices, volatility and trading information with respect to common shares of Overland and Sphere 3D.

Corporate Governance Benefits of the Merger. During the course of its deliberations relating to the merger, the Overland board of directors also considered factors related to the corporate governance of the combined company, including the following benefits:

•	The initial composition of Sphere 3D’s board of directors comprised of 7 directors, including 2 representatives of Overland and Mr. Kelly, who currently serves on Overland’s board of directors and Sphere 3D’s board of directors;

•	The fact that directors of Overland, who have an in-depth knowledge of Overland and its business, would have substantial representation on the board of directors of Sphere 3D following the merger;

•	The fact that the executive management of Overland who have an in-depth knowledge of Overland and its business would continue as part of the executive management team of Sphere 3D following the merger.

Other Factors Considered. During the course of its deliberations relating to the merger, the Overland board of directors considered the following factors in addition to the benefits described above:

•	The Overland board of directors’ and management’s analysis and understanding of the business, operations, financial performance, financial condition, liquidity earnings, strategy and future prospects of Overland on a stand-alone basis (including Overland’s need to raise significant additional capital if it were to continue on a stand-alone basis, which could be highly dilutive to its shareholders, and its recent inability to do so), and the assessment, based on such analysis and understanding, that the merger would be more favorable to Overland and its shareholders in the long-term in light of the potential rewards, risks and uncertainties associated with Overland continuing to operate as a stand-alone entity;

•	The alternatives available to Overland if it continued on a stand-alone basis;

•	The fact that a significant portion of the future compensation of the executives of the combined company will be in the form of equity in the combined company and will accordingly be contingent on the performance of the combined company’s common shares;

•	The financial analyses reviewed and discussed with the special committee of the Overland board of directors by representatives of Roth, as well as the opinion rendered by Roth to such special committee to the effect that, as of May 15, 2014 and based upon and subject to the various considerations set forth in its opinion, the consideration to be received by shareholders of Overland (other than the shareholders that are also shareholders of Sphere 3D (or holders of securities exercisable or convertible for shares of Sphere)) in their capacity as such pursuant to the proposed merger agreement was fair, from a financial point of view, to such holders;

•	The fact that the shareholders of Overland would vote on approval of the transaction, including the fact that the required vote of Overland shareholders for the adoption of the merger agreement is a majority of the Overland shares outstanding and entitled to vote;

•	The fact that the Cyrus Funds and an entity owned by the Cyrus Funds, owning approximately 63% of the Overland shares outstanding as of the date of the merger agreement, which will receive the same per share consideration as all other Overland shareholders, entered into voting agreements with Sphere 3D to vote in favor of the merger and the merger agreement (see “Agreements Entered into in Connection with the Merger Agreement—Voting Agreements” beginning on page 117);

•	The results of the due diligence investigations of Sphere 3D by Overland’s management and financial, legal and other advisors;

•	The structure of the merger and terms and conditions of the merger agreement, including the commitment by Overland and Sphere 3D to take all actions to complete the merger as soon as reasonably possible (see “The Agreement and Plan of Merger—Commercially Reasonable Efforts to Complete the Merger” beginning on page 111); and

•	The fact that the merger agreement does not preclude a third party from making a proposal for an acquisition of or business combination with Overland and that, under certain circumstances more fully described in the sections “The Agreement and Plan of Merger—Overland is Prohibited from Soliciting Other Offers” beginning on page 110 of this proxy statement/prospectus, Overland may provide information to and negotiate with such a third party and the Overland board may change its recommendation to Overland shareholders regarding the transaction with Sphere 3D.

The Overland board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the merger, including:

•	The challenges inherent in the combination of companies of the size and geographic scope of Overland and Sphere 3D, the risk of not capturing all of the anticipated synergies and the risk that other anticipated benefits might not be fully realized or may take longer than expected to achieve;

•	The risk that integration of the two businesses, including the transaction expenses associated with the merger, may be more costly, and may divert management attention for a greater period of time, than anticipated and that it may be difficult to retain key employees;

•	The risk of not maintaining Overland’s product revenues given the challenges facing the storage industry in light of changes in regulatory, financial and economic conditions affecting the industry, including possible industry consolidation;

•	The fact that because the merger consideration is a fixed Exchange Ratio of Sphere 3D shares to Overland shares, Overland shareholders could be adversely affected by a decrease in the trading price of Sphere 3D shares during the period leading up to the completion of the merger and the fact that the merger agreement does not provide Overland with a price-based termination right or similar protection;

•	The restrictions on the conduct of Overland’s business during the period between execution of the merger agreement and the completion of the merger;

•	The risk that regulatory agencies may not approve the proposed merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company;

•	The risk that the merger may not be completed despite the parties’ efforts or that completion may be unduly delayed, even if the requisite approval is obtained from Overland’s shareholders, and the risk that one or more of such shareholders might seek to enjoin the merger;

•	The fact that the voting agreements and certain provisions of the merger agreement may have the effect of discouraging alternative acquisition transactions involving Overland, including: (1) the restrictions on Overland’s ability to solicit proposals for alternative transactions; (2) the requirement that the Overland board of directors submit the merger agreement to the Overland shareholders for adoption in certain circumstances, even if it withdraws its recommendation for the merger; and (3) the requirement that Overland pay a termination fee of $3.5 million to Sphere 3D in certain circumstances following the termination of the merger agreement;

•	The risk that changes in the regulatory, competitive or technological landscape may adversely affect the business benefits anticipated to result from the proposed merger;

•	The fact that, although the merger is intended to qualify as a reorganization for U.S. federal income tax purposes, the ultimate tax treatment of the merger is not certain and depends on the application of complex U.S. federal income tax rules and there is no authority directly on point dealing with relevant issues; and

•	The other risks described in the sections entitled “Risk Factors” beginning on page 27 and “Cautionary Statement Concerning Forward-Looking Information” beginning on page 43.

The Overland board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the merger were outweighed by the potential benefits that it expected Overland and the Overland shareholders would achieve as a result of the merger.

The special committee of the Overland board of directors and the Overland board of directors itself also took into account the fact that Roth’s opinion addressed only the fairness, from a financial point of view, of the value of the consideration to be paid to the Overland shareholders and did not address the value of the Sphere 3D’s common shares or strategic considerations or the other reasons the Overland board of directors supported the transaction discussed above.

This discussion of the information and factors considered by the Overland board of directors includes the principal positive and negative factors considered by the board of directors, but is not intended to be exhaustive and may not include all of the factors considered. The Overland board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger agreement and the merger are advisable and in the best interests of Overland and its shareholders. Rather, the Overland board of directors viewed its position and recommendation as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Overland board of directors may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the board of directors of Overland and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Information” in this proxy statement/prospectus, beginning on page 43.

Certain Overland Prospective Financial Information

Overland does not as a matter of course make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and Overland is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of Overland in connection with the merger, Overland’s management prepared and provided to Sphere 3D, as well as to Roth in connection with its evaluation of the fairness of the merger consideration, non-public, internal financial forecasts and projections regarding Overland’s projected future operations for the 2014 through 2015 fiscal years. Overland management did not prepare or provide forecasts for Overland for the second two quarters of the 2015 calendar year to Sphere 3D or Roth. Overland has included below a summary of these forecasts for the purpose of providing shareholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes. These forecasts were also considered by the Overland board of directors for purposes of evaluating the merger.

Overland’s management prepared projections of Overland’s revenue for the 2014 calendar year (approximately $105.4 million). Certain estimates of Overland’s revenue for the 2015 calendar year (approximately $105.4 million) were based on management’s projections of Overland’s revenue for the first two quarters of the 2015 calendar year (approximately $31.1 million and $32.9 million, respectively) and publicly available analyst estimates (not provided by Overland) for the second two quarters of the 2015 calendar year (each $32.0 million). Overland’s management prepared projections of Overland’s EBITDA for the 2014 calendar year (approximately negative $5.0 million). Certain estimates of Overland’s EBITDA for the 2015 calendar year (approximately $9.7 million) were based on management’s projections of Overland’s EBITDA for the first two quarters of the 2015 calendar year (approximately $1.8 million and $3.0 million, respectively) and publicly available analyst estimates (not provided by Overland) for the second two quarters of the 2015 calendar year (each $2.4 million).

The Overland internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, rules relating to future oriented financial information under securities laws or generally accepted accounting principles in the United States. Moss Adams LLP has not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, Moss Adams LLP does not express an opinion or any other form of assurance with respect thereto. The Moss Adams LLP reports included in this proxy statement/prospectus relate only to Overland’s historical financial information. They do not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but because these internal financial forecasts were provided by Overland to Sphere 3D and Roth.

These internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to Overland’s businesses) that are inherently subjective and uncertain and are beyond the control of Overland’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Overland’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the “Risk Factors” section of Overland’s Annual Report on Form 10-K for the year ended June 30, 2014. These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results included above will be realized.

The inclusion of a summary of these internal financial forecasts in this proxy statement/prospectus should not be regarded as an indication that any of Overland, Sphere 3D or their respective affiliates, advisors or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. None of Overland, Sphere 3D or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. Overland does not intend to make publicly available any update or other revision to these internal financial forecasts. None of Overland or its affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding Overland’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. Overland has made no representation to Sphere 3D, in the merger agreement or otherwise, concerning these internal financial forecasts. These forecasts do not give effect to the merger. Overland urges all shareholders to review Overland’s most recent SEC filings for a description of Overland’s reported financial results.

Opinion of Roth, the Special Committee’s Financial Advisor

Pursuant to an engagement letter dated May 12, 2014, the special committee of Overland’s board retained Roth to provide an opinion to the special committee as to whether, as of the date of the opinion, the per share consideration to be received by shareholders of Overland (other than the Excluded Holders) in their capacity as such pursuant to the merger agreement was fair, from a financial point of view, to such holders.

On May 15, 2014, Roth rendered its oral opinion, subsequently confirmed in writing, to the special committee that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the per share consideration to be received by the shareholders of Overland (other than the Excluded Holders) in their capacity as such pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Roth’s written opinion, dated May 15, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Roth in rendering its opinion, is attached to this proxy statement/prospectus as Annex D and is incorporated by reference herein. The summary of the Roth opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Shareholders of Overland are urged to read the opinion carefully and in its entirety. The opinion addresses only the fairness of the per share consideration, from a financial point of view, to the shareholders of Overland (other the Excluded Holders) in their capacity as such pursuant to the merger agreement, as of the date of the opinion, and does not address the relative merits of the merger as compared to any alternative business strategies or transactions that might exist for Overland, Overland’s underlying business decision to proceed with the merger or the effects of any other transaction in which Overland will or might engage. Roth’s opinion was directed to the special committee in connection with its consideration of the merger and was not intended to be, and does not constitute, an opinion or recommendation to any shareholder as to how such shareholder should vote with respect to the merger, any related matter or any other transactions.

In arriving at its opinion, Roth:

•	reviewed and analyzed the financial terms of the draft merger agreement provided to Roth on May 15, 2014 (the “Latest Draft Agreement”);

•	reviewed certain internal financial statements and other financial and operating data concerning Overland prepared by the management of Overland;

•	reviewed certain financial projections for Overland prepared by the management of Overland (the “Forecasts”);

•	compared selected market valuation metrics of certain publicly-traded companies with those same metrics for Overland;

•	compared the financial terms, to the extent publicly available, of certain comparable acquisition transactions with those same metrics implied by the merger;

•	compared the financial performance of Overland with that of certain other publicly-traded companies Roth deemed comparable with Overland and its securities;

•	participated in certain discussions with management of Overland and Sphere 3D, and with representatives of the special committee and its legal advisor, including, without limitation, discussions with Overland with respect to Overland’s capital requirements and the bridge loan to be provided by Sphere 3D to Overland in connection with execution of the merger agreement; and

•	performed such other analyses, reviewed such other information and considered such other factors as Roth deemed appropriate.

For its opinion, Roth did not independently verify any of the foregoing information, and assumed and relied upon such information being accurate and complete in all material respects, and further relied upon the assurances of management of Overland that they were not aware of any facts that would make any of the information reviewed by Roth inaccurate, incomplete or misleading in any material respect. Roth assumed, upon the direction of the management of Overland, that the Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Overland as to the future financial performance of Overland. Roth was not provided with, and did not have access to, customary information about, and customary access to management of Sphere 3D. Accordingly, Roth assumed, at Overland’s direction, that (i) the published estimates of third party research analysts were a reasonable basis upon which to evaluate the future financial performance of Sphere 3D, (ii) Sphere 3D will perform substantially in accordance with such estimates and (iii) the value of the per share merger consideration to be received by the shareholders of Overland in their capacity as such pursuant to the merger agreement is the product of the Exchange Ratio and the closing price of Sphere 3D common shares on May 14, 2014 (which product equals $4.43). Roth was not engaged to assess the achievability of any projections or the assumptions on which they were based, and expresses no view as to such projections or assumptions. In addition, Roth does not assume any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, of Overland or Sphere 3D, nor was Roth furnished with any such valuation or appraisal, nor did Roth made any physical inspection of the properties or assets of Overland or Sphere 3D. Roth did not evaluate the solvency or creditworthiness of Overland or Sphere 3D under any applicable law relating to bankruptcy, insolvency, fraudulent transfer or similar matters. Roth expresses no opinion regarding the liquidation value of Overland, Sphere 3D or any other entity. Roth did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Overland, Sphere 3D or any of their affiliates is a party or may be subject, and at the direction of the special committee and with its consent, the Roth opinion makes no assumption concerning, and does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

Roth assumed, at the special committee’s direction, that the merger will be consummated in accordance with the terms set forth in the Latest Draft Agreement and any related documents (collectively, the “Transaction Documents”) without waiver, modification or amendment of any material term, and in compliance with applicable federal, state and local statutes, rules, regulations and ordinances, that such Transaction Documents are enforceable against each of the parties thereto in accordance with their respective terms, that the representations and warranties of each party in the Transaction Documents are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under the Transaction Documents and that all conditions to the consummation of the merger will be satisfied without waiver thereof. Additionally, Roth assumed, at the special committee’s direction, that all necessary governmental, regulatory and other approvals, consents, releases and waivers required for the merger will be obtained and that in the course of obtaining any of the foregoing, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on Overland or Sphere 3D or on the contemplated benefits of the merger. Roth further assumed, at the Special Committee’s direction, that the Transaction Documents when signed will conform to the last drafts of the Transaction Documents provided to Roth in all respects material to its analysis (which assumption proved to be valid).

Roth’s opinion addresses only the fairness, from a financial point of view, to the shareholders of Overland (other than the Excluded Holders) of the per share consideration to be received by such holders in their capacity as such pursuant to the merger agreement, and no opinion or view is expressed with respect to any other consideration paid or received in connection with the merger or any other transaction by the holders of any class of securities, creditors or other constituencies of any party. Roth’s opinion does not in any manner address any term, condition, aspect or implication of the merger or the merger agreement (other than the consideration to be received by the shareholders of Overland in their capacity as such pursuant to the merger agreement to the extent expressly specified herein), including, without limitation, the form or structure of the merger, the timing or other terms or conditions related to the merger, any distributions to the shareholders or other security holders of Overland, or any other transaction, agreement, arrangement or understanding referenced in the merger agreement or related to the merger, the merger agreement or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to any compensation to any officers, directors or employees of any party to the merger or any related transaction, or any class of such persons. Roth was not requested to, and did not, participate in the negotiation of the terms of the merger, nor was Roth requested to, and did not, provide any advice or services in connection with the merger other than the delivery of this opinion. Roth expresses no view or opinion as to any such matters. In addition, Roth was not requested to, and did not, solicit indications of interest or proposals from third parties. The issuance of Roth’s opinion was approved by a committee of the Board of Overland authorized to approve opinions of this nature.

Summary of Material Financial Analysis

The following is a summary of the material financial analyses performed by Roth and reviewed by the special committee in connection with Roth’s opinion relating to the merger and does not purport to be a complete description of the financial analyses performed by Roth. The rendering of an opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Roth or of its presentation to the special committee on May 15, 2014. The order of analyses described below does not represent the relative importance or weight given to those analyses by Roth. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Roth’s financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Roth’s financial analyses.

In performing its analyses, Roth made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Overland or any other parties to the merger agreement. Roth does not assume any responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below.

Selected Publicly Traded Comparable Companies. In order to assess how the public market values shares of publicly traded companies similar to Overland, Roth reviewed and compared certain financial information relating to Overland with selected companies, which, in the exercise of its professional judgment and based on its knowledge of the industry, Roth deemed relevant to Overland. Although none of the selected companies is identical to Overland, Roth selected these companies because they had publicly traded equity securities and were deemed to be similar to Overland in one or more respects including the nature of their business, size, financial performance, geographic concentration and listing jurisdiction. The selected comparable companies were:

U.S.-Listed Computer Storage Device and Computer Peripheral Equipment Companies

•      Qualstar Corporation

•      Imation Corp.

•      Falconstor Software, Inc.

•      Dot Hill Systems Corp.

•      Emulex Corporation

•      Quantum Corporation

•      QLogic Corporation

•      Netgear Inc.

•      NetApp, Inc.

•      Seagate Technology plc

For Overland and each of the selected companies, Roth calculated and compared various financial multiples and ratios of Overland and the selected comparable companies based on each respective company’s public filings for historical information (as well as a fully diluted shares outstanding figure of 18,495,865 for Overland as of May 12, 2014 provided to Roth by Overland management) and third-party research estimates from Capital IQ for forecasted information.

In its review of the selected companies, Roth considered, among other things, (i) market capitalizations (computed using closing stock prices as of May 14, 2014), (ii) enterprise values (market capitalization plus net debt) (“EV”), (iii) EV as a multiple of estimated revenue for fiscal year 2014 and fiscal year 2015, (iv) EV as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for fiscal year 2014 and fiscal year 2015, and (v) price as a multiple of estimated earnings for fiscal year 2015. The results of these analyses are summarized in the following tables:

	Minimum	25th Percentile	Median	75th Percentile	Maximum	Company at $4.43 per share[1]
EV to Revenue for 2014	0.1x	0.7x	0.8x	1.2x	1.3x	0.8x
EV to Revenue for 2015	0.1x	0.7x	0.8x	1.1x	1.3x	0.7x

EV to EBITDA for 2014	4.4x	4.7x	5.4x	6.3x	6.9x	not meaningful (“NM”)[2]
EV to EBITDA for 2015	3.9x	4.4x	5.2x	5.3x	6.6x	8.9x

Price-to-Earnings for 2015	10.0x	12.7x	15.4x	16.2x	17.0x	NM

1	Based on Overland implied enterprise value of $86.4 million (equal to (A) the implied equity value of $81.9 million (itself equal to the product of (i) the minimum exchange ratio provided for by the Merger Agreement of 0.510594 multiplied by (ii) the $8.68 per share closing price of Sphere 3D on May 14, 2014 multiplied by (iii) the fully diluted outstanding share figure for Overland) plus (B) $4.5 million of debt and assuming zero cash, all as provided to Roth by Overland management).
2	Multiples over 50x were determined to be not meaningful.

Company	2014 EV/Rev	2014 EV/EBITDA	2015 EV/REV	2015 EV/EBITDA	2015 P/E
Qualstar Corp.	0.4x	9.8x	NA	NA	NA
Imation Corp.	0.1x	NM	0.1x	NM	NM
Falconstor Software Inc.	NA	NA	NA	NA	NA
Dot Hill Systems Corp.	0.7x	NA	0.6x	5.0x	NA
Emulex Corporation	0.9x	4.6x	0.9x	4.3x	NM
Quantum Corporation	0.7x	NA	NA	NA	NA
QLogic Corp.	1.2x	4.7x	1.1x	4.0x	NA
Netgear Inc.	0.7x	5.9x	0.6x	5.3x	15.8x
NetApp, Inc.	1.2x	5.0x	1.1x	5.1x	16.5x
Seagate Technology	1.3x	6.3x	1.3x	6.4x	9.7x

Roth noted that although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to Overland’s business. Accordingly, Roth’s comparison of selected companies to Overland and analyses of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and Overland.

Selected Comparable Transaction Analysis. Roth reviewed and compared the purchase prices and financial multiples paid in selected other transactions primarily in the computer storage devices and computer peripheral equipment sectors from July 22, 2009 to present that Roth, in the exercise of its professional judgment, determined to be relevant. The following table sets forth the selected transactions analyzed and the enterprise value in the transaction as a multiple of last twelve months (“LTM”) revenue and LTM EBITDA and the transaction price as a multiple of LTM earnings:

Transaction	EV/LTM Revenue	EC/LTM EBITDA	P/LTM E
Xyratex Ltd./Seagate Technology	0.3x	14.1x	—	[1]
Tandberg Data/Overland Storage	0.6x	—	—
LaCie SA/Seagate Technology	0.4x	7.1x	—
Intermec, Inc./Honeywell	0.8x	22.3x	—
STEC, Inc./HGST, Inc.	1.5x	—	—
Lite-On Information Technology/Lite-On Technology	0.3x	4.0x	11.5x
Proware Technology Corp./Unifosa Corp.	0.8x	NM	NM
LaCie SA/Seagate Singapore	0.4x	4.2x	11.3x
LaCie/Seagate Technology	0.3x	3.4x	10.1x
Teac Corporation/ONKYO Corporation	0.4x	—	—
Lite-On Information Technology	0.2x	2.0x	8.2x
BlueArc Corporation / Hitachi Data Systems	7.5x	—	—
The Engenio Storage Group/NetApp, Inc.	0.7x	—	—
Isilon Systems, Inc./EMC Corporation	13.7x	NM	—
Data Domain, Inc./EMC Corporation	8.6x	NM	NM

1	Indicates that the applicable metric had a negative value.

For each of the selected transactions, Roth calculated and compared the resulting enterprise value in the transaction as a multiple of last twelve months (“LTM”) revenue and LTM EBITDA and the transaction price as a multiple of LTM earnings. Such multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. The results of these analyses are summarized in the following table:

	Minimum	25th Percentile	Median	75th Percentile	Maximum	Company at $4.43 per share[2]
EV to LTM Revenue	0.2x	0.4x	0.6x	1.1x	13.7x	0.8x
EV to LTM EBITDA	2.0x	3.7x	4.2x	10.6x	22.3x	NM
Price to LTM Earnings	8.2x	9.6x	10.7x	11.4x	11.5x	NM

2	Based on Overland implied enterprise value of $86.4 million (equal to (A) the implied equity value of $81.9 million (itself equal to the product of (i) the minimum exchange ratio provided for by the Merger Agreement of 0.510594 multiplied by (ii) the $8.68 per share closing price of Sphere 3D on May 14, 2014 multiplied by (iii) the fully diluted outstanding share figure for Overland) plus (B) $4.5 million of debt and assuming zero cash, all as provided to Roth by Overland management).

Illustrative Premium Paid Analysis. Roth reviewed the premium paid in transactions involving computer storage device, computer peripheral equipment and computer communications equipment space companies that have been subject to a change of control from May 12, 2009 to the present and where the transaction size is greater than $10 million. The selected transactions analyzed and the target stock premiums for 1 day, 1 week, and 1 month prior are set out in the following table.

Closed Date	Target/Issuer	Buyer/Investors	Transaction Value ($M)	Target Stock Premium - 1 Day Prior (%)	Target Stock Premium - 1 Week Prior (%)	Target Stock Premium - 1 Month Prior (%)
03/31/14	Xyratex Ltd.	Seagate Technology	$375.2	26.8	28.0	30.3
02/19/14	Performance Technologies Inc.	Sonus Networks, Inc.	$53.4	25.8	20.2	39.4
01/09/14	Resource Generation Limited	Noble Resources	$14.4	7.9	0.0	7.9
09/17/13	Intermec, Inc.	Honeywell	$710.7	25.3	31.4	35.9
09/12/13	STEC, Inc.	HGST, Inc.	$341.4	90.8	99.1	93.0
06/26/13	Technical Electron Co., Ltd	Daiwa Lease Co.	$10.7	88.7	77.8	70.9
03/28/13	Acme Packet, Inc.	Oracle Corporation	$2,045.3	22.2	22.0	22.2
03/25/13	Lite-On Information Technology	Lite-On Technology Corp.	$602.4	24.1	26.5	31.3
01/11/13	SBM Co., Ltd	True Triumph	$22.2	96.2	121.0	76.9
10/18/12	LaCie SA	Seagate Singapore	$47.4	34.7	4.06	45.6
10/01/12	Psion PLC	Motorola Solutions	$197.6	45.5	55.8	60.0
08/24/12	Network Equipment Technologies	Sonus Networks, Inc.	$75.6	13.5	22.7	33.7
08/03/12	LaCie SA	Seagate	$125.8	21.3	26.6	31.1
02/29/12	Teac Corporation	ONKYO Corporation	$13.0	(21.4)	15.3	23.5
02/15/12	Blue Coat Systems Inc.	Thoma Bravo, LLC	$1,258.3	47.7	44.9	75.1
12/20/11	Showa Information Systems	Canon Marketing Japan	$48.1	90.5	92.3	823
10/07/11	silex technology, Inc.	Murata Machinery, Ltd.	$47.8	73.1	73.1	78.5
1/28/11	LaserCard Corporation	Assa Abloy, Inc.	$78.8	37.7	39.8	35.3
12/17/10	Isilon Systems, Inc.	EMC Corporation	$2,505.7	28.8	24.0	22.1
09/24/10	3PAR, Inc.	Hewlett-Packard	$2,320.1	82.9	83.3	247.4
07/23/10	SonicWALL L.L.C.	Thoma Bravo, LLC	$720.3	31.9	29.2	12.1
04/12/10	3Com Corporation	Hewlett-Packard	$3,400.7	46.0	50.5	38.6
03/23/10	Avaplas Ltd.	Cal-Comp Electronics	$12.9	122.2	100.0	66.7
02/24/10	Franklin Electronic Publishers	—	$12.6	138.1	131.5	204.9
12/11/09	Avocent Corporation	Emerson Electric Co.	$1,304.0	21.8	18.4	45.4
09/25/09	Delta Networks, Inc.	Delta Networks	$132.7	43.8	43.8	61.8
07/22/09	Data Domain, Inc.	EMC Corporation	$2,741.8	31.5	37.8	94.1
05/28/09	Gemalto NV	Bpifrance Participations SA	$226.2	5.3	0.3	2.0

For each transaction, Roth calculated the premium per share paid by the buyer or investor by comparing the announced transaction value per share to the target company’s closing stock price one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and one month prior to the announcement of the transaction. The results of these transaction premium analyses are summarized below:

	Selected Transactions Premium Paid
	1 Day Prior	1 Week Prior	1 Month Prior
Minimum	(21.4)%	0.0%	2.0%
25th Percentile	23.6%	23.6%	30.8%
Median	33.3%	38.8%	42.4%
75th Percentile	75.6%	74.3%	75.6%
Maximum	138.1%	131.5%	247.4%
Overland’s implied premium based on $4.43 offer price	52.7%	57.6%	13.0%

    General.

The summary set forth above does not contain a complete description of the analyses performed by Roth, but does summarize the material analyses performed by Roth in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Roth believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Roth opinion. In arriving at its opinion, Roth considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Roth made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Roth’s view of the actual value of Overland.

As described above, Roth’s opinion was only one of many factors considered by Overland’s special committee and the board of directors in making its determination to approve the merger. Roth was not requested to, and did not solicit any expressions of interest from any other parties with respect to any business combination with Overland.

Roth’s opinion is based on financial, economic, monetary and other conditions and circumstances as in effect on, and the information made available to it as of, the date of the opinion. Although subsequent developments may affect the opinion, Roth does not have any obligation to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring after the date thereof, and Roth expressly disclaims any responsibility to do so.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Roth and its affiliates have in the past provided, are currently providing, and may continue in the future to provide investment banking and other financial services to Overland and Sphere 3D for which Roth and its affiliates have received and would expect to receive compensation (including compensation from Overland that has been earned but not yet paid), including serving as issuer agent, underwriter, and/or financial advisor on public or private capital raises and/or mergers and acquisitions for Overland (for which services fees of approximately $995,000 have become payable by Overland to Roth in the past two years, of which approximately $607,000 have been paid to Roth, in each case inclusive of the $225,000 fee in connection with the Roth opinion in connection with the Merger) and serving as the Principal American Liaison for Sphere 3D on the OTCQX (for which services it has been paid fees of approximately $40,000 in the past two years). Roth is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. Roth may, in the future, provide investment banking and other financial services to entities that are affiliated with Overland, or other parties to the merger agreement, for which Roth would expect to receive compensation. In the ordinary course of business, Roth and its affiliates may acquire, hold or sell, for itself and its affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Overland and the other parties to the merger agreement, and, accordingly, may at any time hold a long or a short position in such securities.

Roth is acting as financial advisor to the special committee solely to render the opinion and was paid a fee of $225,000 for Roth’s services in connection with the rendering of the opinion. In addition, Overland has agreed to indemnify Roth for certain liabilities and other items arising out Roth’s engagement and to reimburse Roth for certain expenses in connection with its services.

Board of Directors and Management After the Merger

Upon completion of the merger, the Sphere 3D board of directors will be comprised of seven members. In addition to five individuals serving on the Sphere 3D board of directors at the effective time of the merger, upon the closing of the merger two additional board members to be designated by Overland will be appointed to the Sphere 3D board of directors. In accordance with the provisions of the OBCA and the Sphere 3D Bylaws, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

In addition, Mr. Peter Tassiopoulos, current Chief Executive Officer of Sphere 3D shall become the President and Vice Chairman of Sphere 3D; Mr. Eric Kelly, current President and Chief Executive Officer of Overland will be appointed as the Chief Executive Officer of Sphere 3D and remain as Chairman of the Board of Sphere 3D; Mr. Kurt Kalbfleisch, current Senior Vice President and Chief Financial Officer of Overland will be appointed as the Chief Financial Officer of Sphere 3D; and, it is anticipated, that the senior management teams from both organizations shall continue in their existing capacity.

The directors of Overland will resign as of the effective time of the merger. Information about Messrs. Tassiopoulos, Kelly and Kalbfleisch and the current Sphere 3D directors and executive officers can be found in the documents listed under the heading “Where You Can Find More Information beginning on page 215 and “Sphere 3D’s Business—Directors and Officers” on page 152.

Treatment of Overland Restricted Stock Units and Options

Restricted Stock Units

Accelerating Units. Any Overland RSUs that are outstanding at the Effective Time of the Merger and that, in accordance with their existing terms, provide for vesting, in whole or in part, upon a change in control (the “accelerated restricted stock units”) will vest at the level provided for under the terms of the applicable award immediately prior to the Effective Time. If the accelerated restricted stock units represent 50% or more of all Overland RSUs then outstanding then no additional RSUs will accelerate and vest. If, however, the accelerated restricted stock units represent less than 50% of all Overland RSUs then outstanding then additional RSUs will be deemed accelerated and vested (the “deemed accelerated restricted stock units”) immediately prior to the Effective Time of the Merger such that the total number of RSUs that vest immediately prior to the Effective Time of the Merger shall equal 50% of all Overland RSUs then outstanding. Based on the number of issued and outstanding Overland RSUs as of October 6, 2014, at the effective time of the Merger there would be 930,000 RSUs that would be accelerated restricted stock units and no Overland RSUs that would be deemed accelerated restricted stock units for a total of 930,000 Overland RSUs that would accelerate at the effective time of the Merger. At the closing, the Overland common shares issued in exchange for the accelerated restricted stock units and deemed accelerated restricted stock units, if any, will be exchanged for Sphere 3D common shares at the Exchange Ratio.

Continuing Units. Any portion of an Overland restricted stock unit award that is outstanding and unvested immediately prior to the closing of the merger (after giving effect to any accelerated vesting of the award in connection with the merger as described above) (the “continuing restricted stock unit awards”) will be converted into an award to acquire Sphere 3D common shares, on the same vesting and other terms and conditions as were applicable to the award prior to the merger. The number of common shares of the combined company subject to the award following the merger will be determined by multiplying the number of shares of Overland common stock underlying the continuing restricted stock unit award by the Exchange Ratio. Assuming the merger occurs on                     ,                     , restricted stock units will be converted into awards to acquire an aggregate of                      Sphere 3D common shares.

Stock Options

At the Effective Time, each outstanding Overland option will be converted into an option to acquire common shares of the combined company, on the same terms and conditions as were applicable to the stock option prior to the merger, except that the number of shares subject to the option and the exercise price of the option will be adjusted as described below. The number of common shares subject to the option following the merger will be determined by multiplying the number of shares of Overland common stock subject to the Overland stock option by the Exchange Ratio, and the per share exercise price of the option will be determined

by dividing the per share exercise price of the Overland stock option by the Exchange Ratio. Assuming the merger occurs on              and that no options are exercised prior to the merger, an aggregate of              options to acquire Overland common shares, including stock options held by Overland’s executive officers and non-employee directors, will be converted into options to acquire an aggregate of              Sphere 3D common shares, of which options will be unvested.

Stock Appreciation Rights

All outstanding awards of stock appreciation rights with respect to Overland common shares will be cancelled at the effective time of the merger.

Financial Interest of Sphere 3D Directors and Officers in the Merger

Please see those interests of Eric Kelly described in the following section.

Financial Interest of Overland Directors and Officers in the Merger

When considering the recommendation of Overland’s board of directors, you should be aware that certain of Overland’s executive officers and directors have interests in the merger other than their interests as Overland shareholders generally, pursuant to individual agreements with certain officers and directors. These interests are different from your interests as an Overland shareholder, however, the members of Overland’s board of directors have taken these additional interests into consideration. In addition, certain members of Overland’s board will serve on the board of Sphere 3D following the merger, including Mr. Kelly, who will continue to serve as Chairman of Sphere 3D, and Eric Kelly and Kurt Kalbfleisch will serve as Chief Executive Officer and Chief Financial Officer of Sphere 3D, respectively, following the merger.

The table below shows, for each of Overland’s directors and executive officers who beneficially own Overland stock, the number of shares of stock held by such person:

Name	Number of Shares of Overland Common Stock Beneficially Owned(3)	Percent of Overland Class(1)	Value of Such Stock in Merger(2)
Eric Kelly,	402,114	2.26%	$1,218,405
President and Chief Executive Officer

Joseph A. De Perio,	15,745	0.09%	$47,707
Director

Robert A. Degan,	24,233	0.14%	$73,426
Director

Vivekanand Mahadevan,	6,200	0.04%	$18,786
Director

Scott McClendon,	197,916	1.12%	$599,685
Director and Executive Chairperson of the Board

Nils Hoff,	15,000	0.09%	$45,450
Director

Randall Gast,	97,447	0.55%	$295,264
Chief Operating Officer

Kurt Kalbleisch,	123,198	0.70%	$373,290
Senior Vice President and Chief Financial Officer

(1)	As of October 6, 2014.

(2)	Based on the merger consideration to be issued in the merger and the closing sale price of $6.53 for Sphere 3D common shares on the NASDAQ Global Market on October 6, 2014.
(3)	The share totals include shares of common stock currently owned and shares acquirable within 60 days. Does not include issued and outstanding awards of stock appreciation rights which will terminate on the effective date of the merger.

A “change in control” for purposes of the individual award agreements, employment agreements, and Overland plans discussed below is deemed to occur if, among other things, Overland consummates a merger with or into any person. The closing of the merger with Merger Sub will trigger a change in control for purposes of these agreements and plans.

Each of Overland’s non-employee directors holds stock options to acquire Overland shares. Pursuant to their award agreements under Overland’s equity compensation plans, any stock options issued to the non-employee directors in their capacity as non-employee directors and that remain unvested as of the date of a change in control of Overland will become fully vested and exercisable as of the date of the change in control. As of October 6, 2014, Overland’s non-employee directors did not hold any unvested stock options to purchase Overland shares.

As of October 6, 2014, Nils Hoff held 45,000 RSUs, none of which shall accelerate and become fully vested as of the change of control. No other non-employee directors of Overland hold any unvested RSUs of Overland.

Employment, Severance and Change in Control Agreements

The following discussion describes the different contractual arrangements and other rights of Overland’s executive officers that could be triggered in connection with a change of control and, with respect to double trigger arrangements, in the event that a termination of the executive’s employment were to occur in connection with a change of control.

Eric L. Kelly. Overland entered into an employment agreement with Mr. Kelly, Overland’s President and Chief Executive Officer, on June 24, 2009, which was amended and restated on June 29, 2011 (the “Kelly Agreement”). Pursuant to the Kelly Agreement, Mr. Kelly is entitled to a base salary of $400,000. Mr. Kelly is eligible to receive an annual bonus upon the achievement of financial and management objectives reasonably established by our Board of Directors or an authorized committee of Overland’s Board of Directors. His annual bonus target is 100% of the greater of $400,000 or his base salary as of the end of the applicable fiscal quarter or year in which the bonus is earned, and he has the opportunity to earn an annual bonus of up to 150% of the target bonus. If Overland terminates Mr. Kelly’s employment without cause or he resigns for good reason, or if he dies or becomes disabled, before the end of a fiscal quarter or year, he will be eligible to receive a prorated amount of the target bonus for the fiscal quarter or year in which his employment terminates. For purposes of the Kelly Agreement, the terms “cause” and “good reason” are defined in the agreement, and a termination of employment by us without cause includes a termination by us at the end of the term then in effect. To the extent that any travel, lodging, or auto expense reimbursements are taxable to Mr. Kelly, Overland will provide him with a tax restoration payment so that he will be put in the same after-tax position as if such reimbursements had not been subject to tax. The Kelly Agreement has a three-year term and automatically renews for additional one-year terms. Overland may unilaterally modify Mr. Kelly’s cash compensation at any time, subject to Mr. Kelly’s right to terminate his employment for good reason.

The Kelly Agreement also provides that if Overland terminates Mr. Kelly’s employment without cause or if Mr. Kelly resigns from employment for good reason, then Overland will be obligated to pay him an aggregate severance payment equal to the sum of (i) 150% of the greater of his base salary then in effect or his original base salary, (ii) a portion of his target bonus prorated based on the number of days he was employed during the period on which the target bonus is based, (iii) an amount equal to the premiums he would be required to pay to continue health insurance coverage under Overland’s insurance plans for himself and his eligible dependents under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for 18 months following the date of his termination, and (iv) an amount necessary for him to continue life, accident, medical and dental insurance benefits for himself and his eligible dependents in amounts substantially similar to those which he received immediately prior to the date of his termination for a period of 18 months following his termination (reduced by the amount of any reimbursement for COBRA premiums as described in clause (iii) above). The severance payment will be made in equal monthly installments over 18 months in accordance with our regular payroll practices. In addition, Mr. Kelly will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards that would otherwise have vested during the 12-month period following his termination. In the case of vested stock options, he will be permitted to exercise such options in whole or in part at any time within one year of the date of his termination, subject to earlier termination upon the expiration of the maximum term of the applicable options under the applicable plan or upon a change in control. The severance benefits described above are contingent upon Mr. Kelly providing Overland with a general release of all claims.

In addition, Overland entered into a retention agreement with Mr. Kelly on June 24, 2009, which provides that he will receive a lump sum severance payment if, within 60 days before or two years following a change of control of Overland, his employment is terminated by Overland without cause or he resigns for good reason (as such terms are defined in the agreement). The severance payment will equal 150% of the sum of Mr. Kelly’s base salary at the time of the consummation of the change of control or termination date or $400,000, whichever is higher, plus any annual target bonus. The retention agreement provides that (i) if Mr. Kelly elects to continue insurance coverage as provided by COBRA, Overland will reimburse him for an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 18 months following the date of his termination, and (ii) Overland will reimburse him for an amount necessary for him to continue life, accident, medical and dental insurance benefits for himself and his eligible dependents in amounts substantially similar to those which he received immediately prior to the date of his termination for a period of 18 months following his termination (reduced by the amount of any reimbursements for COBRA premiums as described in clause (i) above). Overland is required to reimburse Mr. Kelly for the estimated costs of these benefits in one lump sum payment on his termination date. In addition, Mr. Kelly will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards. In the case of vested stock options, he will be permitted to exercise such options in whole or in part at any time within one year of the date of his termination, subject to earlier termination upon the expiration of the maximum term of the applicable options under the applicable plan or upon a change of control. If any portion of any payment under the retention agreement would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the Internal Revenue Code if such reduction would result in a greater benefit for Mr. Kelly on an after-tax basis. The consideration payable to Mr. Kelly under the retention agreement is contingent upon him providing us a general release of claims.

Kurt L. Kalbfleisch. Overland entered into an employment and severance agreement with Mr. Kalbfleisch, our Senior Vice President of Finance, Chief Financial Officer and Corporate Secretary on September 29, 2009, which was amended and restated on June 29, 2011 (the “Kalbfleisch Agreement”). Pursuant to the Kalbfleisch Agreement, Mr. Kalbfleisch earned a base salary of $266,000 effective as of May 2011. In November 2013, Mr. Kalbfleisch’s base salary increased to $300,000. If Overland terminates Mr. Kalbfleisch’s employment without cause or he resigns his employment for good reason before the end of a fiscal quarter or year, he will be eligible to receive a prorated amount of the target bonus for the fiscal quarter or year in which his employment terminates. For purposes of the Kalbfleisch Agreement, the terms “cause” and “good reason” are defined in the agreement, and a termination of employment by Overland without cause includes a termination by Overland at the end of the term then in effect. The Kalbfleisch Agreement has a three-year term and automatically renews for additional one-year terms. Overland may unilaterally modify Mr. Kalbfleisch’s cash compensation at any time, subject to Mr. Kalbfleisch’s right to terminate his employment for good reason.

The Kalbfleisch Agreement also provides that if Overland terminates Mr. Kalbfleisch’s employment without cause or if Mr. Kalbfleisch resigns from employment for good reason, Overland will be obligated to pay him an aggregate severance payment equal to the sum of (i) the greater of his annual base salary then in effect or his original base salary of $266,000, (ii) a portion of any target bonus prorated based on the number of days he was employed during the period on which the target bonus is based, (iii) an amount equal to the premiums he would be required to pay to continue health insurance coverage under our insurance plans for himself and his eligible dependents under COBRA for 12 months following the date of his termination, and (iv) an amount necessary for him to continue life, accident, medical and dental insurance benefits for himself and his eligible dependents in amounts substantially similar to those which he received immediately prior to the date of his termination for a period of 12 months following his termination (reduced by the amount of any reimbursement for COBRA premiums as described in clause (iii) above). The severance payment will be made in equal monthly installments over the 12 months following termination of employment. In addition, Mr. Kalbfleisch will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards that would otherwise have vested during the 12-month period following his termination. In the case of vested stock options, he will be permitted to exercise such options in whole or in part at any time within one year of the date of his termination, subject to earlier termination upon the expiration of the maximum term of the applicable options under the applicable plan or upon a change in control. If such a termination of employment occurs within two years following a change in control of Overland, then the severance benefits will generally be the same as described above except that the cash severance will be paid in a single lump sum on the sixtieth day after termination of employment and Mr. Kalbfleisch will be entitled to accelerated vesting for any unvested portion of his then outstanding stock options and any other equity-based awards. If any payment under the Kalbfleisch Agreement would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the Internal Revenue Code if such reduction would result in a greater benefit for Mr. Kalbfleisch on an after-tax basis. The severance benefits described above are contingent upon Mr. Kalbfleisch providing us with a general release of all claims.

Overland entered into an offer letter with Randall T. Gast, our Chief Operating Officer, dated July 31, 2012. The letter provides that Mr. Gast is an at-will employee and his employment may be terminated by Overland for any reason, with or without notice. His initial annual base salary under the letter is $240,000, and his target annual bonus is 50% of his base salary. Mr. Gast’s offer letter provides that if his employment is terminated by Overland without cause or by him for good reason (as defined in the offer letter), he is eligible to receive severance benefits consisting of six months of continued payment of his base salary, a pro-rated portion of his target bonus for the year of termination and payment by Overland of twelve months of COBRA premiums. If such a termination occurs within two years after a change of control of Overland, he will be entitled to a lump sum payment equal to twelve months of his base salary (as opposed to six months) and the other benefits described above. These severance benefits are contingent upon Mr. Gast providing a general release of claims to Overland.

As noted above under “Treatment of Overland Restricted Stock Units and Options,” under the terms of the merger, a portion of the outstanding and unvested Overland restricted stock unit awards will automatically accelerate and vest in connection with the merger.

Golden Parachute Compensation

The following table sets forth the estimated amounts of “golden parachute” compensation (for purposes of Item 402(t) of Regulation S-K) that each of Overland’s named executive officers could receive in connection with the merger. Under the original terms of their award agreements, outstanding restricted stock units granted to Messrs. Kelly and Kalbfleisch in May 2014 will fully vest upon a change in control of Overland. However, effective upon and subject to the closing of the merger, these awards will be amended to limit the number of units that will vest in connection with the merger. The maximum number of units that may vest immediately prior to the closing of the merger will be a number of units with a value equal to a dollar amount specified in the amendment ($2,750,000 with respect to Mr. Kelly’s award and $1,250,000 with respect to Mr. Kalbfleisch’s award), such number of units to be determined based on the per-share price for Overland’s common stock paid in the merger. The restricted stock units subject to these awards which do not vest immediately prior to closing will continue to be subject to the existing vesting schedule. However, should the executive officer’s employment be terminated by Overland without cause or by the executive for good reason subsequent to the merger, or if a change in control of Sphere 3D occurs following the merger, the unvested portion of the executive’s May 2014 award will vest in full. While we do not expect that the named executive officers’ employment will terminate in connection with the merger, amounts in the table assume, where applicable (and except as expressly noted), that the named executive officer’s employment is terminated in circumstances that would trigger the right to receive severance benefits and accelerated vesting in connection with a change in control of Overland under the agreements described above (a “qualifying termination”), and that such a qualifying termination of the executive’s employment occurred on October 6, 2014. The actual amounts that would be paid upon a named executive officer’s termination of employment can be determined only at the time of such executive’s separation from Overland. As a result, the actual amounts received by a named executive officer may differ in material respects from the amounts set forth below.

Name	Cash Severance ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Total ($)
Eric L. Kelly	1,200,000	2,346,500	18,407	—	3,564,907
Kurt L. Kalbfleisch	429,699	1,010,800	12,467	—	1,452,966
Randall T. Gast	206,466	709,961	12,436	—	928,863

(1)	The amounts reported in this column represent the potential cash severance payments that would be made to the named executive officer assuming a qualifying termination of the executive’s employment in connection with the merger. We do not, however, expect the named executive officers’ employment to be terminated in connection with the merger.
(2)	The amounts reported in this column reflect the value of each executive’s outstanding RSUs as of October 6, 2014 that would vest in connection with the merger. These amounts were calculated based on the closing price of Overland’s common stock on October 6, 2014, which was $3.61 per share.
(3)	The amounts reported in this column represent the estimated cost to provide the health and welfare benefits described above (including reimbursement of COBRA premiums for the applicable period) to the executive following a qualifying termination in connection with the merger.

Effect of the Merger on Overland’s Notes and Warrants

Warrants. At the effective time of the merger, each outstanding Overland warrant will be deemed to be exchanged for a substitute warrant that will entitle its holder to acquire, in lieu of one Overland share, a number of Sphere 3D common shares equal to the Exchange Ratio, upon exercise in accordance with the terms of the original Overland warrant. The per share exercise price for the Sphere 3D shares issuable upon exercise of an assumed Overland warrant shall be equal (rounded up to the nearest whole cent) to the per-share exercise price of the Overland warrant immediately prior to the Effective Time divided by the Exchange Ratio. In the event a holder of the warrants exercises its warrants and receives Overland common shares pursuant to the terms of the warrant prior to the effective time of the merger, those shares will be treated in the merger like all other Overland common shares.

Convertible Notes. At the effective time of the merger, each outstanding convertible promissory note of Overland will be assumed by Sphere 3D. In addition, Sphere 3D will issue to the Cyrus Funds additional Sphere 3D shares equal to 5% of the aggregate principal amount of the convertible promissory notes held by the Cyrus Funds immediately prior to the Effective Time.

Effect of the Merger on Sphere 3D’s Note to Overland

In connection with the merger agreement, Sphere 3D has agreed to loan Overland up to $10 million (the “Financing”) pursuant to a promissory note issued to Sphere 3D by Overland (the “Note”) dated May 15, 2014 as amended and restated on September 8, 2014. The Note is subordinated to certain existing indebtedness of Overland and is secured by inventory of Overland and common shares of Sphere 3D owned by Overland. To date, Sphere 3D has advanced $7.75 million under the Financing. Immediately prior to closing, the shares of Sphere 3D that are held by Overland will be transferred to Sphere 3D as payment against the Financing. Any remaining portion of Overland’s obligations to Sphere 3D under the Financing will remain outstanding following the completion of the merger without adjustment to the Exchange Ratio. Overland has agreed to repay $2.5 million owed to Sphere 3D under the Financing with the proceeds of the $7.5 million of loans made to Overland by the Cyrus Funds on October 13, 2014. In connection, Sphere 3D has agreed to guarantee the repayment by Overland of $2.5 million of the $7.5 million of loans made to Overland by the Cyrus Funds on October 13, 2014.

Effect of the Merger on Overland Shares Owned by Sphere 3D

As of the record date, Sphere 3D held 42,644 Overland shares. At the Effective Time, these shares shall convert into Sphere 3D shares in accordance with the Exchange Ratio and immediately be cancelled.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

General

The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the merger and the ownership and disposition of Sphere 3D common shares to U.S. holders (as defined below) of Overland common stock. This discussion does not address the U.S. federal income tax consequences of transactions taking place prior or subsequent to, or concurrently with, the merger, whether or not in connection with the merger. This discussion is based on the Code, applicable Treasury regulations, judicial authority, and administrative rulings, and the Canada-U.S. Tax Treaty, all as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect.

This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. holder as a result of the merger or as a result of the ownership and disposition of Sphere 3D common shares. This discussion does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences to the U.S. holder, including specific tax consequences to a U.S. holder under an applicable tax treaty. Accordingly, this discussion is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. holder. In addition, this discussion does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the merger or the ownership and disposition of Sphere 3D common shares.

This discussion addresses only U.S. holders (as defined below) who hold their Overland common stock, and, after the Effective Time, their Sphere 3D common shares, as a capital asset within the meaning of Section 1221 of the Code. It does not address U.S. holders subject to special tax rules, such as:

•	banks, financial institutions, underwriters, or insurance companies;

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	U.S. expatriates or former long-term residents of the United States;

•	entities or arrangements that are treated as partnerships for U.S. federal income tax purposes and investors in such partnerships;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	S corporations;

•	U.S. holders subject to the alternative minimum tax;

•	U.S. holders whose “functional currency” is not the U.S. dollar;

•	U.S. holders who received Overland common stock, or, after the merger, Sphere 3D common shares, through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan;

•	U.S. holders who own (directly, indirectly or through attribution) 5% or more by vote or value of the outstanding Overland common stock, or, after the merger, of the outstanding Sphere 3D common shares; or

•	U.S. holders holding Overland common stock, or, after the merger, Sphere 3D common shares, as part of a straddle, synthetic security, hedge, conversion transaction or other integrated investment.

U.S. holders that are subject to special provisions under the Code, including U.S. holders described immediately above, should consult their tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the merger and the ownership and disposition of Sphere 3D common shares.

As used in this discussion, a “U.S. holder” means a holder of Overland common stock or, after the merger, Sphere 3D common shares who is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof, (iii) a trust that (A) is subject to the primary jurisdiction of a court within the United States and the control of one or more U.S. persons with respect to all of its substantial decisions or (B) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person, or (iv) an estate that is subject to U.S. federal income tax on its income, regardless of source.

Please consult your own tax advisor as to the specific tax consequences of the merger and the ownership and disposition of Sphere 3D common shares, including the applicable U.S. federal, state, local and foreign tax consequences to you of the merger and the ownership and disposition of Sphere 3D common shares.

It is a condition to the completion of the merger that Overland and Sphere 3D each receive an opinion from its respective counsel that, for U.S. federal income tax purposes, (i) the merger should qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) no gain should be recognized by U.S. holders upon the exchange of Overland common stock for Sphere 3D common shares in the merger (other than by a U.S. holder who is a “five-percent transferee shareholder” within the meaning of the rules under Treasury regulations Section 1.367(a)-3(c) and who does not file the agreement with the U.S. Internal Revenue Service, or the IRS, as described in Treasury regulations Section 1.367(a)-3(c)(l)(iii)(B)). Each counsel’s opinion will be based on qualifications, representations and covenants noted in the opinion (including representations and covenants regarding the absence of changes in existing facts and that the merger will be completed in accordance with the terms and conditions of the merger agreement and as described in this proxy statement/prospectus and on factual representations contained in officer’s certificates of Overland and Sphere 3D. After Overland shareholder approval is obtained, neither Overland nor Sphere 3D may waive the receipt of its counsel’s opinion as a condition to the completion of the merger, unless this document is recirculated in order to resolicit shareholder approval. None of the tax opinions or this summary are binding on the IRS or the courts. In addition, neither Sphere 3D nor Overland intends to request a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger and, as a result, there can be no assurance that the IRS will not disagree with any of the conclusions described below. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, or the failure of any factual representation to be true, correct and complete in all material respects, or the breach of any of the covenants, may adversely affect the accuracy of the statements and conclusions described in this summary.

Pursuant to the merger agreement, in the event Sphere 3D and Overland determine that the merger may not qualify as a reorganization within the meaning of Section 368(a) of the Code, Sphere 3D and Overland will cooperate in restructuring the merger to cause the acquisition of Overland to qualify as a reorganization under Section 368(a). Under such provision, Sphere 3D and Overland may structure the acquisition as follows: (a) Merger Sub merges with and into Overland (the “first merger”) and (b) Overland merges with and into a newly formed wholly-owned subsidiary of Sphere 3D (“Merger Sub 2”) with Merger Sub 2 surviving as a wholly-owned subsidiary of Sphere 3D (the “final merger”). The first merger and the final merger should qualify as a single integrated transaction for United States federal income tax purposes and for purposes of this discussion, the term “merger” shall include both the first merger and the final merger.

Material U.S. Federal Income Tax Consequences of the Merger

Dorsey & Whitney LLP, tax counsel to Sphere 3D, and O’Melveny & Myers LLP, tax counsel to Overland, are each of the opinion that for U.S. federal income tax purposes, (i) the merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) no gain should be recognized by U.S. holders upon the exchange of Overland common stock for Sphere 3D common shares in the merger (other than by a U.S. holder who is a “five-percent transferee shareholder” within the meaning of the rules under Treasury regulations Section 1.367(a)-3(c) and who does not file the agreement with the IRS as described in Treasury regulations Section 1.367(a)-3(c)(l)(iii)(B)). This non-recognition treatment is not certain, however, and there is risk that U.S. holders will be required to recognize gain (but not loss) in the merger because non-recognition treatment depends on the application of complex rules under Section 367(a) of the Code and there is no authority directly on point dealing with relevant issues. If the merger qualifies as a reorganization under Section 368(a) of the Code and Section 367(a) of the Code does not apply, then:

•	A U.S. holder of Overland common stock will not recognize income, gain or loss upon the U.S. holder’s receipt of Sphere 3D common shares in exchange for the U.S. holder’s Overland common stock in the merger, except with respect to cash that is received instead of a fractional share of Sphere 3D common shares;

•	The aggregate tax basis of the Sphere 3D common shares received by a U.S. holder in the merger, including the basis allocable to any fractional share for which cash is ultimately received, will be the same as the aggregate tax basis of the Overland common stock surrendered in exchange therefor; and

•	The holding period for Sphere 3D common shares that a U.S. holder receives in the merger will include the holding period of the Overland common stock surrendered in exchange therefor.

If a U.S. holder acquired different blocks of Overland common stock at different times and at different prices, the U.S. holder’s tax basis and holding period in the Sphere 3D common shares received will be determined by reference to each block of Overland common stock surrendered.

If a U.S. holder receives cash instead of a fractional share of Sphere 3D common shares, the U.S. holder will generally be treated as having received the fractional share pursuant to the merger and then as having sold that fractional share of Sphere 3D common shares for cash. As a result, a U.S. holder will generally recognize gain or loss equal to the difference, if any, between the amount of cash received and the tax basis allocated to the fractional share of Sphere 3D common shares. Gain or loss recognized with respect to cash received in lieu of a fractional share of Sphere 3D common shares will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

If the merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code as a result of the application of Section 367(a) of the Code, then a U.S. holder of Overland common stock would recognize taxable gain or loss on the merger equal to the difference, if any, between the fair market value of the Sphere 3D common shares received in the merger and the U.S. holder’s tax basis in the Overland common stock surrendered in the merger. Such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the U.S. holder’s holding period for the U.S. holder’s Overland common stock is greater than one year. Long-term capital gain of non-corporate stockholders is subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Five Percent Transferee Shareholders

Even if the merger is afforded non-recognition treatment, a U.S. holder who is a five-percent transferee shareholder, as defined in the applicable Treasury regulations under Section 367(a) of the Code, with respect to Sphere 3D after the merger will qualify for non-recognition treatment as described in this proxy statement/prospectus only if the U.S. holder files a “gain recognition agreement,” as defined in the regulations, with the IRS. Any U.S. holder of Overland common stock who will be a five-percent transferee shareholder with respect to Sphere 3D after the merger is urged to consult with his or her tax advisor concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with that filing.

Dissenting U.S. Holders

A U.S. holder who exercises dissenters’ rights and is paid in cash for all of the U.S. holder’s Overland common stock will generally recognize gain or loss equal to the difference, if any, between the amount of cash received and the U.S. holder’s tax basis in the Overland common stock. Gain or loss recognized with respect to cash received pursuant to the exercise of dissenters’ rights will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the Overland common stock is greater than one year. The deductibility of capital losses is subject to limitations.

Reporting Requirements

A U.S. holder who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Sphere 3D common shares in the merger will be required to attach a statement to the U.S. holder’s U.S. federal income tax return for the taxable year in which the merger is completed that contains the information set forth in Section 1.368-3(b) of the Treasury regulations. The statement attached by the U.S. holder must include the fair market value of, and the U.S. holder’s tax basis in, the Overland common stock surrendered in the merger. A “significant holder” generally is a holder of Overland common stock who, immediately before the merger, owned at least 5% by vote or value of the total outstanding stock of Overland.

Material U.S. Federal Income Tax Consequences of Owning Sphere 3D Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. holder that receives a distribution, including a constructive distribution, with respect to Sphere 3D common shares will be required to include the amount of the distribution in gross income as a dividend (without reduction for any foreign income tax withheld from the distribution) to the extent of the current or accumulated “earnings and profits” of Sphere 3D, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Sphere 3D, the distribution will be treated first as a tax-free return of capital to the extent of a U.S. holder’s tax basis in the Sphere 3D common shares and thereafter as a gain from the sale or exchange of the Sphere 3D common shares (see “Sale or Other Taxable Disposition of Sphere 3D Common Shares” below). However, Sphere 3D may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S.

holder may have to assume that any distribution by Sphere 3D with respect to its common stock will constitute ordinary dividend income. Dividends received on Sphere 3D common shares by corporate U.S. holders generally will not be eligible for the “dividends received deduction.”

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Canada-U.S. Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Sphere 3D common shares, which is listed on the NASDAQ, is considered readily tradable on an established securities market in the United States. There can be no assurance that the Sphere 3D common shares will be considered readily tradable on an established securities market in future years. Sphere 3D will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company, or “PFIC,” for the taxable year in which it pays a dividend or for the preceding taxable year. See “Passive Foreign Investment Company Rules” below.

The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Sphere 3D Common Shares

A U.S. holder will recognize gain or loss on the sale or other taxable disposition of Sphere 3D common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the U.S. holder’s tax basis in the Sphere 3D common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, the Sphere 3D common shares has been held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

PFIC Status of Sphere 3D

If Sphere 3D were to constitute a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. holder’s holding period, then potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. holder as a result of the ownership and disposition of Sphere 3D common shares. Sphere 3D believes that it was classified as a PFIC during the tax year ended December 31, 2013. However, based on current business plans and financial expectations, Sphere 3D expects that it will not be a PFIC for its current tax year ending December 31, 2014 and for the foreseeable future. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of the corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this summary. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Sphere 3D (or any subsidiary of Sphere 3D) concerning its PFIC status. Each U.S. holder should consult its own tax advisors regarding the PFIC status of Sphere 3D and any subsidiary of Sphere 3D.

In any year in which Sphere 3D is classified as a PFIC, a U.S. holder will be required to file an annual report with the IRS containing the information required by Treasury regulations and/or other IRS guidance. In addition to penalties, a failure to satisfy these reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. holders should consult their own tax advisors regarding the requirements of filing these information returns under these rules, including the requirement to file an IRS Form 8621.

Sphere 3D generally will be a PFIC if, for any tax year, (a) 75% or more of the gross income of Sphere 3D is passive income (the “Income Test”) or (b) 50% or more of the value of Sphere 3D’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of those assets (the “Asset Test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if Sphere 3D owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Sphere 3D will be treated as if it (a) held a proportionate share of the assets of the other corporation and (b) received directly a proportionate share of the income of the other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by Sphere 3D from “related persons” (as defined in Section 954(d)(3) of the Code), to the extent those items are properly allocable to the income of the related person that is not passive income.

Under applicable attribution rules, if Sphere 3D is a PFIC, U.S. holders will generally be deemed to own their proportionate share of Sphere 3D’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by Sphere 3D or another Subsidiary PFIC, both as if the U.S. holders directly held the shares of the Subsidiary PFIC. In addition, U.S. holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Sphere 3D common shares. Accordingly, U.S. holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Sphere 3D common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If Sphere 3D is a PFIC for any tax year during which a U.S. holder owns Sphere 3D common shares, the U.S. federal income tax consequences to the U.S. holder of the ownership and disposition of Sphere 3D common shares will depend on whether and when the U.S. holder makes an election to treat Sphere 3D and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Sphere 3D common shares and (b) any “excess distribution” received on the Sphere 3D common shares. A distribution generally will be an “excess distribution” to the extent that the distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. holder’s holding period for the Sphere 3D common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Sphere 3D common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Sphere 3D common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Sphere 3D common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if the tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If Sphere 3D is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Sphere 3D common shares, Sphere 3D will continue to be treated as a PFIC with respect to the Non-Electing U.S. Holder, regardless of whether Sphere 3D ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if the Sphere 3D common shares were sold on the last day of the last tax year for which Sphere 3D was a PFIC.

QEF Election

A U.S. holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Sphere 3D common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Sphere 3D common shares. A U.S. holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on the U.S. holder’s pro rata share of (a) the net capital gain of Sphere 3D, which will be taxed as long-term capital gain to the U.S. holder, and (b) the ordinary earnings of Sphere 3D, which will be taxed as ordinary income to the U.S. holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Sphere 3D is a PFIC, regardless of whether such amounts are actually distributed to the U.S. holder by Sphere 3D. However, for any tax year in which Sphere 3D is a PFIC and has no net income or gain, U.S. holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. holder that made a QEF Election has an income inclusion, the U.S. holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If the U.S. holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. holder that makes a timely and effective QEF Election with respect to Sphere 3D generally (a) may receive a tax-free distribution from Sphere 3D to the extent that the distribution represents “earnings and profits” of Sphere 3D that were previously included in income by the U.S. holder because of the QEF Election and (b) will adjust the U.S. holder’s tax basis in the Sphere 3D common shares to reflect the amount included in income or allowed as a tax-free distribution because of the QEF Election. In addition, a U.S. holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Sphere 3D common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether the QEF Election is timely. A QEF Election will be treated as “timely” if the QEF Election is made for the first year in the U.S. holder’s holding period for the Sphere 3D common shares in which Sphere 3D was a PFIC. A U.S. holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time the U.S. holder files a U.S. federal income tax return for such year. If a U.S. holder does not make a timely and effective QEF Election for the first year in the U.S. holder’s holding period for the Sphere 3D common shares, the U.S. holder may still be able to make a timely and effective QEF Election in a subsequent year if the U.S. holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Sphere 3D common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which the QEF Election is timely made and to all subsequent tax years, unless the QEF Election is invalidated or terminated or the IRS consents to revocation of the QEF Election. If a U.S. holder makes a QEF Election and, in a subsequent tax year, Sphere 3D ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Sphere 3D is not a PFIC. Accordingly, if Sphere 3D becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. holder will be subject to the QEF rules described above during any subsequent tax year in which Sphere 3D qualifies as a PFIC.

Sphere 3D will use commercially reasonable efforts to make available to U.S. holders, upon their written request: (a) information as to its status as a PFIC and the PFIC status of any subsidiary in which Sphere 3D owns more than 50% of such subsidiary’s total aggregate voting power, and (b) for each year in which Sphere 3D is a PFIC, the information and documentation that a U.S. holder making a QEF Election with respect to Sphere 3D and any more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. Sphere 3D may elect to provide such information on its website. Because Sphere 3D may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, U.S. holders should be aware that there can be no assurance that Sphere 3D will satisfy record keeping requirements that apply to a QEF, or that Sphere 3D will supply U.S. holders with information that the U.S. holders are required to report under the QEF rules, in the event that a subsidiary of Sphere 3D is a PFIC and a U.S. holder wishes to make a QEF Election with respect to any such Subsidiary PFIC. With respect to Subsidiary PFICs for which Sphere 3D does not obtain the required information, U.S. holders will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. Each U.S. holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to Sphere 3D and any Subsidiary PFIC.

A U.S. holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if Sphere 3D does not provide the required information with regard to Sphere 3D or any of its Subsidiary PFICs, U.S. holders will not be able to make a QEF Election for the entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. holder may make a Mark-to-Market Election only if the Sphere 3D common shares are marketable stock. The Sphere 3D common shares generally will be “marketable stock” if the Sphere 3D common shares is regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) the foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which the foreign exchange is located, together with the rules of the foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of the foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, the stock generally will be “regularly traded” for any calendar year during which the stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Sphere 3D believes that its common stock was “regularly traded” in each of the first two calendar quarters of 2014. However, there can be no assurance that Sphere 3D common shares will be “regularly traded” in subsequent calendar quarters. U.S. holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. holder that makes a Mark-to-Market Election with respect to its Sphere 3D common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Sphere 3D common shares. However, if a U.S. holder does not make a Mark-to-Market Election beginning in the first tax year of the U.S. holder’s holding period for the Sphere 3D common shares for which Sphere 3D is a PFIC or the U.S. holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Sphere 3D common shares.

A U.S. holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Sphere 3D is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Sphere 3D common shares, as of the close of such tax year over (b) the U.S. holder’s adjusted tax basis in the Sphere 3D common shares. A U.S. holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) the U.S. holder’s adjusted tax basis in the Sphere 3D common shares, over (b) the fair market value of the Sphere 3D common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. holder that makes a Mark-to-Market Election generally also will adjust the U.S. holder’s tax basis in the Sphere 3D common shares to reflect the amount included in gross income or allowed as a deduction because of the Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Sphere 3D common shares, a U.S. holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury regulations.

A U.S. holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which the Mark-to-Market Election is made and to each subsequent tax year, unless the Sphere 3D common shares cease to be “marketable stock” or the IRS consents to revocation of the election. Each U.S. holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. holder may be eligible to make a Mark-to-Market Election with respect to the Sphere 3D common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. holder is treated as owning, because that stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury regulations that, subject to certain exceptions, would cause a U.S. holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Sphere 3D common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. holder may vary based on the manner in which Sphere 3D common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. holder if Sphere 3D is a PFIC, regardless of whether the U.S. holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. holder that uses Sphere 3D common shares as security for a loan will, except as may be provided in Treasury regulations, be treated as having made a taxable disposition of the Sphere 3D common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC. In addition, special rules apply with respect to PFICs under the 3.8% Medicare surtax.

The PFIC rules are complex, and each U.S. holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of Sphere 3D common shares.

Additional Considerations

Foreign Tax Credit

A U.S. holder that pays (whether directly or through withholding) Canadian income tax in connection with the merger or in connection with the ownership or disposition of Sphere 3D common shares may be entitled, at the election of the U.S. holder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a U.S. holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that the U.S. holder’s “foreign source” taxable income bears to the U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Sphere 3D common shares that are treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. holder in connection with the ownership of Sphere 3D common shares, or on the sale, exchange or other taxable disposition of Sphere 3D common shares, or any Canadian dollars received instead of a fractional share of Sphere 3D common shares or as a result of U.S. holders exercising dissenters’ rights under the merger, generally will be equal to the U.S. dollar value of the Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether the Canadian dollars are converted into U.S. dollars at that time). A U.S. holder that receives Canadian dollars and converts the Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes.

Taxable dividends with respect to Sphere 3D common shares that are paid in Canadian dollars will be included in the gross income of a U.S. holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. holders should consult with their own tax advisors regarding the effect, if any, of this tax on their disposition of Overland common stock in the merger or ownership and disposition of Sphere 3D common shares.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. holders may be subject to these reporting requirements unless their shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the United States or by a U.S. payor or U.S. middleman of (a) distributions on Sphere 3D common shares, (b) proceeds arising from the sale or other taxable disposition of Sphere 3D common shares, or (c) cash payments received instead of fractional Sphere 3D common shares in the merger may be subject to information reporting and backup withholding tax, currently at the rate of 28%. A U.S. holder generally will not be subject to backup withholding, however, if the U.S. holder (a) furnishes a correct taxpayer identification number, certifies, under penalties of perjury, that the U.S. holder is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules or, (b) provides proof that it is otherwise exempt from backup withholding. Backup withholding is not an additional U.S. federal tax. Any amounts withheld under the backup withholding tax rules generally will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided the U.S. holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

Certain Canadian Federal Income Tax Considerations

Under the merger, holders of Overland common shares will receive common shares of Sphere 3D. The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) of the ownership and disposition of the Sphere 3D common shares generally applicable to a holder who, for the purposes of the Tax Act and at all relevant times: (i) beneficially owns Sphere 3D common shares as capital property; (ii) deals at arm’s length with, and is not affiliated with, Sphere 3D; (iii) is not (and is not deemed to be) resident in Canada; and (iv) will not use or hold (and will not be deemed to use or hold) the Sphere 3D common shares in, or in the course of, carrying on a business or part of a business in Canada (a “Non-Canadian Holder”). The Sphere 3D common shares will generally be considered to be capital property for this purpose unless either the Non-Canadian Holder holds (or will hold) such common shares in the course of carrying on a business, or the holder has acquired (or will acquire) such common shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Non-Canadian Holder that is a “registered non-resident insurer” or an “authorized foreign bank,” both within the meaning of the Tax Act. Any such Non-Canadian Holder should consult its own tax advisor.

This summary is based upon the current provisions of the Tax Act and an understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

This summary does not discuss the Canadian federal income tax considerations applicable to holders of Overland convertible securities that will receive warrants to acquire Sphere 3D common shares, options to acquire shares of the combined company or awards to acquire common shares of the combined company, or equivalents, under the merger. Such holders should consult their own tax advisors with respect to the consequences to them of holding such securities having regard to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular person. Accordingly, Overland shareholders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of the Sphere 3D common shares.

Dividends on Sphere 3D Common Shares

Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on dividends on Sphere 3D common shares paid or credited, or deemed to be paid or credited, to a Non-Canadian Holder. The rate of withholding tax applicable to a dividend paid on Sphere 3D common shares to a Non-Canadian Holder who is a resident of the U.S. for purposes of the Canada-U.S. Income Tax Convention (the “Convention”), beneficially owns the dividend and qualifies for the benefits of the Convention will generally be reduced to 15% or, if the Non-Canadian Holder is a company that owns at least 10% of the voting stock of the combined company, to 5%. Not all persons who are residents of the U.S. for purposes of the Convention will qualify for the benefits of the Convention. Non-Canadian Holders who are resident of the U.S. are advised to consult their tax advisors in this regard. The rate of withholding tax on dividends is also reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

Dispositions of Sphere 3D Common Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Canadian Holder on a disposition of Sphere 3D common shares unless the common shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Canadian Holder at the time of disposition and the holder is not entitled to relief under the applicable income tax treaty or convention. The Sphere 3D common shares will generally not constitute taxable Canadian property of a Non-Canadian Holder at a particular time provided that: (i) the common shares are listed at that time on a designated stock exchange (which currently includes the TSXV); (ii) at no time during the 60 month period that ends at that particular time (a) were 25% or more of the issued shares of any class or series of the capital stock of Sphere 3D owned by or belonged to any combination of the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm’s length, (for the purposes of the Tax Act) and partnerships in which the Non-Canadian Holder or a non-arm’s length person holds an interest directly or indirectly through a partnership, and (b) was more than 50% of the fair market value of the common shares derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act) or options in respect of, interests in or civil law rights in any such property (whether or not such property exists); and (iii) the common shares are not otherwise deemed under the Tax Act to be taxable Canadian property. Non-Canadian Holders for whom the Sphere 3D common shares are, or may be, taxable Canadian property should consult their own tax advisors.

Accounting Treatment of the Merger

The merger will be accounted for by applying the acquisition method, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the constituent company issuing its equity interest in the business combination, the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on existing Sphere 3D shareholders owning approximately 71.3% of the fully diluted common shares of the combined company, Sphere 3D being the entity issuing its equity interests in the merger, the larger representation by Sphere 3D on the board of directors and the fact that none of the other considerations noted above provides a strong indication to the contrary, Sphere 3D is the acquirer of Overland for accounting purposes.

This means that Sphere 3D will allocate the transaction consideration to the fair value of Overland’s assets and liabilities at the acquisition date, with any excess of the transaction consideration over fair value being recorded as goodwill.

Regulatory Approvals Required for the Merger and Other Regulatory Matters

The completion of the merger is conditioned upon the receipt of all required antitrust clearances, consents and approvals. Although neither Overland nor Sphere 3D are required, in the United States or elsewhere, to make pre-merger notification filings or to await the expiration of any statutory waiting periods prior to completing the merger, prior to the completion of the merger, and even after completion of the merger, the Federal Trade Commission, the Department of Justice, a state attorney general, or an antitrust enforcement authority in another country could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Moreover, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Private parties or individual states may also bring legal actions under the antitrust laws. Neither Overland nor Sphere 3D believe that the completion of the merger will result in a violation of any applicable U.S. or foreign antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, what the result will be. See the sections of this proxy statement/prospectus entitled “The Agreement and Plan of Merger—Conditions to Obligations to Complete the Merger” beginning on page 113 for certain conditions to the merger.

Sphere 3D’s Status as a Foreign Private Issuer under the United States Securities Exchange Act of 1934

Sphere 3D is considered a “foreign private issuer” under the rules of the SEC. Sphere 3D is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Sphere 3D is required to file its annual report Form 20-F with the SEC within four months of its fiscal year end, or Form 40-F, if applicable, with the SEC at the time it files its annual information form with the applicable Canadian Securities Regulatory authorities. In addition, Sphere 3D must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Sphere 3D in Canada or filed with the TSXV, or regarding information distributed or required to be distributed by Sphere 3D to its shareholders.

Moreover, Sphere 3D is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Sphere 3D is not required to file financial statements prepared in accordance with U.S. generally accepted accounting principles and is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Sphere 3D’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Sphere 3D common shares. If Sphere 3D loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. Sphere 3D does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of Sphere 3D are generally required to disclose their trading in Sphere 3D shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.

Sphere 3D expects that, upon completion of the merger, it will continue to be considered a “foreign private issuer” under the rules of the SEC.

Exchange of Shares in the Merger

At or prior to the effective time of the merger, an exchange agent will be appointed to handle the exchange of Overland shares for Sphere 3D shares. Overland shares will be automatically converted into the right to receive Sphere 3D common shares without the need for any action by the holders of Overland shares.

As promptly as practicable after the effective time of the merger, the exchange agent will send to each Overland shareholder of record a letter of transmittal. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to any certificates shall pass, only upon proper delivery of such certificates to the exchange agent. The letter of transmittal will be accompanied by instructions. Overland shareholders should not return stock certificates with the enclosed proxy card.

After the effective time of the merger, Overland shares will no longer be outstanding, will be automatically cancelled and will cease to exist and be delisted from the NASDAQ and deregistered under the Exchange Act, and each certificate, if any, that previously represented Overland shares will represent only the right to receive the merger consideration as described above. Until holders of Overland shares have surrendered such shares to the exchange agent for exchange, those holders will not receive the merger consideration or any dividends or distributions on Sphere 3D shares into which their Overland shares have been converted with a record date after the effective time of the merger.

Overland shareholders will not receive any fractional Sphere 3D common shares pursuant to the merger. Instead of any fractional shares, Overland shareholders who otherwise would have received a fraction of a Sphere 3D common share will receive an amount in cash equal to such fractional amount multiplied by the closing trading price of the Sphere 3D shares on the TSXV or such other stock exchange where the Sphere 3D common shares principally trades on the second trading day immediately preceding the closing date.

Sphere 3D shareholders need not take any action with respect to their share certificates.

Listing of Sphere 3D Common Shares

It is a condition to the completion of the merger that the Sphere 3D common shares issuable in the merger or after the merger in respect of Overland equity awards be approved for listing on the NASDAQ and TSXV, subject, in the case of the TSXV, to the making of certain prescribed filings as soon as possible following the completion of the merger. As of the date of this proxy statement, the listing of such shares on the TSXV has been conditionally approved. A Listing of Additional Shares notification will be provided to the NASDAQ in accordance with the requirements of the NASDAQ Listing Rules

Dissenter’s Rights

If the merger agreement and the merger are approved by the required vote of Overland shareholders and the merger agreement is not abandoned or terminated, Overland shareholders who voted against the merger may, by complying with Sections 1300 through 1313 of the CGCL, generally be entitled to dissenters’ rights as described therein.

To exercise dissenters’ rights, an Overland shareholder must comply with all of the procedures required by California law. Under California law, no dissenters’ rights are available for shares, such as Overland’s, listed on the NASDAQ Capital Market, (i) except where there exists any restriction on transfer imposed by Overland or by any law or regulation, or (ii) except where the holder of shares is required to accept for the shares anything other than: (a) shares of any other corporation, which shares are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 of the California Corporate Securities Law of 1968 (the “CCSL”); (b) cash in lieu of fractional shares; or (c) any combination of the shares and cash in lieu of fractional shares described in the foregoing clauses (a) and (b).

As Sphere 3D’s common shares are listed on the NASDAQ Global Market, Sphere 3D’s common shares are considered listed on a national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 of the CCSL. As a result, exception (a) in the preceding paragraph shall apply, and Overland shareholders will not have the right to have Overland purchase their Overland shares at the fair market value determined under Chapter 13 of the CGCL unless their shares are subject to a restriction on transfer imposed by Overland or by any law or regulation.

We have included a copy of CGCL—Chapter 13—Dissenters’ Rights as Annex C to this document. If an Overland shareholder has a beneficial interest in Overland shares that are held of record in the name of another person, such as a trustee or nominee, and such shareholder desires to perfect any dissenters’ rights such beneficial shareholder may have, such beneficial shareholder must act promptly to cause the holder of record timely and properly to follow the steps summarized below. DISSENTERS’ RIGHTS CANNOT BE VALIDLY EXERCISED BY PERSONS OTHER THAN SHAREHOLDERS OF RECORD REGARDLESS OF THE BENEFICIAL OWNERSHIP OF THE SHARES.

The following discussion is not a complete statement of California law relating to dissenters’ rights, and is qualified in its entirety by reference to Sections 1300 through 1313 of the CGCL, a copy of which is attached to this document as Annex C and incorporated herein by reference. ANY OVERLAND SHAREHOLDER WHO WISHES TO EXERCISE DISSENTERS’ RIGHTS OR WHO WISHES TO PRESERVE HIS OR HER RIGHT TO DO SO SHOULD REVIEW THIS SECTION AND ANNEX C (SECTIONS 1300 THROUGH 1313 OF THE CGCL) CAREFULLY, SHOULD CONSULT HIS OR HER LEGAL ADVISOR (SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS) AND SHOULD VOTE “AGAINST” THE APPROVAL OF THE MERGER. IF YOU DECIDE TO EXERCISE YOUR DISSENTERS’ RIGHTS AND HAVE ALREADY SUBMITTED YOUR SHARE CERTIFICATES, YOU MUST NOTIFY                 , AS THE EXCHANGE AGENT, AND YOUR SHARE CERTIFICATES WILL BE RETURNED TO YOU. IF YOU FAIL TO MAKE A PROPER ELECTION OR PERFECT THE STATUS OF YOUR DISSENTING SHARES, YOU WILL LOSE YOUR DISSENTERS’ RIGHTS ON SUCH SHARES.

Overland shares must satisfy each of the following requirements to be perfected as dissenting shares under California law:

•	The Overland shares must have been outstanding on , 2014, the Record Date.

•	The Overland shares must have been voted “AGAINST” the merger proposal. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal. Therefore, an Overland shareholder who votes by proxy and who wishes to exercise dissenters’ rights must vote “AGAINST” the merger proposal.

•	The holder of such Overland share must make a written demand no later than the date of the Special Meeting that Overland purchase the Overland shares at fair market value (as described below).

•	The holder of such Overland shares must submit share certificates for endorsement (as described below).

A VOTE IN FAVOR OF THE MERGER BY AN OVERLAND SHAREHOLDER WILL RESULT IN A WAIVER OF SUCH HOLDER’S RIGHT TO DISSENTERS’ RIGHTS.

A vote against the merger does not in and of itself constitute a demand for appraisal under California law.

Pursuant to Sections 1300 through 1313 of the CGCL, holders of dissenting shares may require Overland to purchase their dissenting shares at a price equal to the fair market value of such shares determined as of the day before the first announcement of the terms of the merger, excluding any appreciation or depreciation as a consequence of the proposed merger, but adjusted for any stock split, reverse stock split or stock dividend that becomes effective thereafter.

Within ten days following approval of the principal terms of the merger agreement and approval of the merger by the Overland shareholders, Overland is required to mail to each holder of dissenting shares a notice of the approval of the principal terms of the merger agreement and approval of the merger accompanied by a copy of Sections 1300 through 1304 of the CGCL, a statement of the price determined by Overland to represent the fair market value of dissenting shares (which will constitute an offer by Overland to purchase such dissenting shares at such stated price), and a brief description of the procedure to be followed if the holders of dissenting shares desire to exercise their dissenters’ rights.

By no later than the Special Meeting, a dissenting shareholder must demand that Overland purchase such shareholder’s dissenting shares in a statement setting forth the number and class of dissenting shares held of record that the dissenting shareholder demands that Overland purchase, and a statement of what the dissenting shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger. The statement of fair market value in such demand by the dissenting shareholder constitutes an offer by the dissenting shareholder to sell the dissenting shares at such price. Such holder must also, within 30 days after the date on which notice of the approval of the principal terms of the merger agreement and approval of the merger by Overland shareholders is mailed to the holders of dissenting shares, submit to Overland or its transfer agent certificates representing any dissenting shares that the dissenting shareholder demands Overland purchase, so that such dissenting shares may either be stamped or endorsed with the statement that the shares are dissenting shares or exchanged for certificates of appropriate denomination so stamped or endorsed.

If the shares are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners.

An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a shareholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise dissenters’ rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In this case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. SHAREHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS AND WHO WISH TO EXERCISE DISSENTERS’ RIGHTS ARE URGED TO CONSULT WITH THEIR BROKERS TO DETERMINE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY SUCH NOMINEE.

An Overland shareholder who elects to exercise dissenters’ rights pursuant to Sections 1300 through 1313 of the CGCL should deliver a written demand no later than the date of the Special Meeting to:

OVERLAND STORAGE, INC.

9112 SPECTRUM CENTER BOULEVARD

SAN DIEGO, CALIFORNIA 92123

ATTENTION: SECRETARY

If upon the surrender of the certificates representing the dissenting shares, Overland and a dissenting shareholder agree upon the price to be paid for the dissenting shares and agree that such shares are dissenting shares, then the agreed price is required by law to be paid to the holder of the dissenting shares within the later of 30 days after the date of such agreement or 30 days after any statutory or contractual conditions to the consummation of the merger are satisfied or waived. The holders of dissenting shares are entitled to interest thereon at the legal rate on judgments from the date of the merger agreement.

If Overland and a dissenting shareholder disagree as to the fair market value for such dissenting shares or disagree as to whether such shares are entitled to be classified as dissenting shares, such holder has the right to bring an action in the California superior court located in the proper county, within six months after the date on which the notice of the approval of the principal terms of the merger agreement and approval of the merger by Overland shareholders is mailed, to resolve such dispute. In such action, the court will determine whether the Overland shares held by such shareholder are dissenting shares, the fair market value of such Overland shares, or both. The CGCL provides, among other things, that a dissenting shareholder may not withdraw the demand for payment of the fair market value of dissenting shares unless Overland consents to such request for withdrawal.

As the Sphere 3D common shares to be issued to the Overland shareholders at the closing of the merger are listed on the NASDAQ Global Market, Overland shareholders will not have the right to have Overland purchase their Overland shares at the fair market value determined under Chapter 13 of the CGCL unless their shares are subject to a restriction on transfer imposed by Overland or by any law or regulation.

If an Overland shareholder fails to perfect his, her or its dissenting rights or effectively withdraws or loses such rights, such holder’s Overland shares will thereupon be deemed to have been canceled and converted as set forth in the merger agreement at the effective time of the merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY CHAPTER 13 OF THE CGCL FOR PERFECTING DISSENTERS’ RIGHTS MAY RESULT IN THE LOSS OF DISSENTERS’ RIGHTS, IN WHICH EVENT YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION WITH RESPECT TO YOUR DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF CHAPTER 13 OF THE CGCL, IF YOU ARE AN OVERLAND SHAREHOLDER AND ARE CONSIDERING EXERCISING YOUR DISSENTERS’ RIGHTS UNDER THE CGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Subject to the provisions of Chapter 13 of the CGCL, Overland shareholders who have exercised their dissenters’ rights will not have the right at law or in equity to challenge the validity of the merger or to have the merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the merger had been legally voted in favor of the merger. In addition, if an Overland shareholder initiates any action to challenge the validity of the merger or to have it set aside or rescinded, the shareholder thereafter shall have no right to demand payment for his or her shares as a holder of dissenting shares.

Except as expressly limited in Chapter 13 of the CGCL, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined.

Restrictions on Sales of Shares by Certain Affiliates

The Sphere 3D common shares to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any Overland shareholder who may be deemed to be an “affiliate” of Overland or Sphere 3D. Persons who may be deemed to be affiliates include Overland directors or executive officers who become directors or executive officers of the combined company after the merger, as well as principal shareholders of Overland prior to the merger.

Persons who may be deemed to be affiliates of Overland or Sphere 3D may not sell any of the Sphere 3D common shares received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act of 1933 covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act of 1933; or

•	any other applicable exemption under the Securities Act of 1933.

The sale of Sphere 3D common shares received pursuant to the merger will be free from restriction under applicable Canadian securities legislation on the first trade of such Sphere 3D common shares provided that (1) Sphere 3D is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the sale; (2) such sale is not a control distribution, (3) no unusual effort is made to prepare the market or to create a demand for the Sphere 3D common shares, (4) no extraordinary commission or consideration is paid to a person or company in respect of such sale and (5) if the selling security holder is an insider or officer of Sphere 3D, the selling security holder has no reasonable grounds to believe that Sphere 3D is in default of Canadian securities legislation.

Litigation Related to the Merger

On May 19, 2014, a shareholder of Overland filed a purported class action complaint in Superior Court for San Diego County, California, captioned Hintz v. Overland Storage, Inc., et al., Case No. 37-2014-00016017-CU-SL-CTL, on behalf of himself and all other Overland shareholders against Overland, its directors, Sphere 3D and Merger Sub. The complaint alleges that the individual defendants, aided and abetted by Sphere 3D and Merger Sub, knowingly or recklessly breached their fiduciary duties, including their duties of care, loyalty, good faith, candor and independence, owed to shareholders in connection with the proposed merger of Overland with Sphere 3D, and that certain defendants are engaging in self-dealing and obtaining for themselves personal benefits. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the merger to the extent already implemented, and compensatory damages.

On May 19, 2014, a shareholder of Overland filed a purported class action complaint in Superior Court for San Diego County, California, captioned Greenberg v. Overland Storage, Inc., et al., Case No. 37-2014-00016060-CU-SL-CTL, on behalf of himself and all other Overland shareholders against Overland, its directors, Sphere 3D, Merger Sub and Cyrus Capital. The complaint alleges that the individual defendants, aided and abetted by Overland, Sphere 3D, Merger Sub and Cyrus Capital, knowingly or recklessly breached their fiduciary duties of loyalty, good faith and independence in connection with the proposed merger of Overland with Sphere 3D. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the merger to the extent already implemented, and compensatory damages.

On May 30, 2014, two shareholders of Overland filed a purported class action complaint in Superior Court for San Diego County, California, captioned Paulson and Deitenberg v. Daniel J. Bordessa, et al., Case No. 37-2014-00017505-CU-SL-CTL, on behalf of themselves and all other Overland shareholders against Overland, its directors, Sphere 3D, Merger Sub and Cyrus Capital. The complaint alleges that the individual defendants, aided and abetted by Overland, Sphere 3D, Merger Sub and Cyrus Capital, knowingly and recklessly and in bad faith breached their fiduciary duties of care, loyalty, good faith and independence in connection with the proposed merger of Overland with Sphere 3D. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the merger to the extent already implemented, and compensatory damages.

On June 17, 2014, a shareholder of Overland filed a purported class action complaint in Superior Court for San Diego County, California, captioned Eleanor P. Hughes v. Overland Storage, Inc., Case No. 37-2014-00019635-CU-BT-CTL on behalf of herself and all other Overland shareholders against Overland, its directors, Sphere 3D, Merger Sub, and Cyrus Capital. The complaint alleges that the individual defendants, aided and abetted by Sphere 3D, Merger Sub and Cyrus Capital, knowingly or recklessly breached their fiduciary duties, including their duties of care, loyalty, good faith, candor and independence, owed to shareholders in connection with the proposed merger of Overland with Sphere 3D, and that certain defendants are engaging in self-dealing and obtaining for themselves personal benefits. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the merger to the extent already implemented, and compensatory damages.

These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholders Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL (the “Consolidated Action”). On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleges breaches of fiduciary duties and conflicts of interest against Overland’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Overland’s shareholders under the terms of the merger agreement. The lawsuit alleges that the other defendants aided and abetted the purported breaches of fiduciary duties by Overland’s directors. The relief sought includes an injunction prohibiting the consummation of the proposed merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys’ fees and costs.

On October 13, 2014, the plaintiffs and the Company Defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Consolidated Action and Merger Actions. The Memorandum of Understanding provides, among other things, that additional disclosures would be made concerning the analysis performed by Overland’s financial advisor relating to the proposed merger, Overland’s management projections, and the circumstances leading up to the proposed merger. Such additional disclosures are contained in this proxy statement/prospectus.

While Overland believes that the lawsuits are without merit, and Overland specifically denies the allegations made in the lawsuits and maintains that it and the other defendants committed no wrongdoing whatsoever, to permit the timely consummation of the proposed merger, and without admitting the validity of any allegations made in the lawsuits, Overland concluded that it is desirable that the Consolidated Action and Merger Actions be resolved. The proposed settlement of the Consolidated Action and Merger Actions, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the defendants relating to the proposed merger and the allegations in the Consolidated Action and Merger Actions. There can be no assurance that the settlement will be finalized or that the Superior Court will approve the settlement.

THE BOARD OF DIRECTORS OF OVERLAND UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL. PROXIES RECEIVED BY OVERLAND’S BOARD OF DIRECTORS WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY IN THEIR PROXIES A CONTRARY CHOICE.

THE AGREEMENT AND PLAN OF MERGER

The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement and the amendment to the merger agreement are attached to this proxy statement/prospectus as Annex A and are incorporated by reference into this proxy statement/prospectus, and we encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The merger agreement is included in this proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Overland or Sphere 3D. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties were made solely for the benefit of the other parties to the merger agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in the merger agreement by disclosures that were made to the other party in connection with the negotiation of the merger agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement.

Overland and Sphere 3D each acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 215.

This summary is qualified in its entirety by reference to the merger agreement and the amendment to the merger agreement are copies of which are included as Annex A to this proxy statement/prospectus.

The Merger

The merger agreement provides for the merger of Merger Sub, a wholly-owned subsidiary of Sphere 3D, with and into Overland. Overland will survive the merger as a wholly-owned subsidiary of Sphere 3D.

Completion and Effectiveness of the Merger

Overland and Sphere 3D will complete the merger when all of the conditions to completion of the merger contained in the merger agreement, which are described in the section entitled “The Agreement and Plan of Merger—Conditions to Obligations to Complete the Merger” beginning on page 113, are satisfied or waived, including approval of the principal terms of the merger agreement and approval of the merger by the shareholders of Overland. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of California.

Sphere 3D and Overland are working to complete the merger as quickly as possible. Because completion of the merger is subject to certain conditions that are beyond the companies’ control, exact timing cannot be predicted, although absent any unanticipated delay, the merger is expected to close during late third quarter or early fourth quarter of calendar year 2014.

Effect on Capital Stock

Exchange of Shares

At the Effective Time, each Overland share outstanding, other than dissenting shares, will be canceled and extinguished and automatically converted into the right to receive a fraction of a fully paid and nonassessable Sphere 3D common share equal to the Exchange Ratio. The “Exchange Ratio” shall mean 0.46385 plus the quotient obtained by dividing (x) the number of Sphere 3D common shares held by Overland immediately prior to the Effective Time by (y) 18,495,865.20 plus the quotient obtained by dividing (A) (i) 105% of the principal amount of any indebtedness of Overland to the Cyrus Funds (designated in U.S. dollars) repaid by Overland on or after the date hereof and prior to the Effective Time divided by (ii) 8.675 by (B) 18,495,865.20.

The initial Exchange Ratio agreed by the parties as of May 15, 2014 was determined based on an agreed valuation of Overland‘s business of approximately $81.9 million (the “Overland Valuation”). The Overland Valuation was arrived at by (i) deducting approximately $10.1 million, representing 105% of the aggregate principal amount of Overland’s outstanding debt payable to the Cyrus Funds (the “Cyrus Debt”), from (ii) the enterprise value of approximately $91.2 million which the parties agreed was attributable to Overland’s business. The calculation of 105% of the principal amount of the Cyrus Debt was used because as part of their consent to the Merger and the entry into the Merger Agreement by Overland, the Cyrus Funds will receive an additional payment equal to 5% of the principal balance of Cyrus Debt assumed by Sphere 3D, payable in Sphere 3D shares.

In order to calculate the exchange ratio of Sphere 3D common shares for each share of Overland common stock, the number of Sphere 3D common shares issuable in satisfaction of the Merger Consideration was estimated by dividing the Overland Valuation by the $8.675 closing price (as quoted on the TSXV and converted to US dollars based on the noon exchange rate published by the Bank of Canada at that date) of Sphere 3D common shares on the date of the Merger Agreement. The initial Exchange Ratio agreed by the parties as of May 15, 2015 of 0.510594 Sphere 3D common shares for each share of Overland common stock was then determined by dividing the number of Sphere 3D common shares estimated to be issuable in satisfaction of the Merger Consideration by the number of shares of Overland common stock expected to be outstanding on the date of the closing of the Merger. In determining the Exchange Ratio the parties divided (i) the 9,443,882 common shares of Sphere 3D estimated to represent the Merger Consideration, by (ii) the 18,495,865 Overland Shares expected to be outstanding on the date of the closing of the Merger. The expected number of Overland Shares was determined by adding (a) 17,506,192 common shares of Overland issued and outstanding at the date of the Merger Agreement, plus (b) 989,673 outstanding Overland restricted stock units (representing 50% of the number of restricted stock units of Overland expected to be outstanding at the closing of the Merger) which were unvested at the time of the Merger Agreement but which would either (i) vest in accordance with their terms prior to the Merger or (ii) be amended in accordance with the Merger Agreement such that they would vest immediately prior to the closing of the Merger.

The Merger Agreement provides that the Exchange Ratio shall be adjusted to (x) proportionally increase the Merger Consideration to reflect an increase in valuation of Overland which would occur as a result of any repayment of Cyrus Debt after the date of the Merger Agreement and prior to the closing of the Merger (i.e., debt that would not therefore be assumed by Sphere 3D), and (y) proportionally increase the Merger Consideration as a result of the retention of any common shares of Sphere 3D which were held by Overland (the “Shares”) at the closing of the Merger. The latter adjustment is intended to reflect value received by Sphere 3D from the return of Sphere 3D issued and outstanding common stock and is calculated using the following portion of the formula: “the quotient obtained by dividing (x) the number of common shares of Sphere 3D held by Overland immediately prior to the closing of the merger by (y) 18,495,865.20.” The number of shares of Sphere 3D held by Overland is divided by the Overland Shares expected to be outstanding on the date of the Merger in order to generate a fraction representing the number of such shares allocable to each Overland shareholder.

The former adjustment (relating to the increase in valuation of Overland which would occur as a result of any repayment of Cyrus Debt after the date of the Merger Agreement and prior to the Merger) is calculated using the following portion of the formula: “the quotient obtained by dividing (A) (i)105% of the principal amount of any indebtedness of Overland to the Cyrus Funds repaid by Overland on or after the date of the merger agreement and prior to the closing of the merger divided by (ii) 8.675 by (B) 18,495,865.20.”

The principal amount of such Cyrus Debt is multiplied by 105% in clause (A)(i) to account for the shares that would otherwise be issuable to the Cyrus Funds in connection with the assumption of such Cyrus Debt by Sphere 3D. The modified principal amount of such Cyrus Debt is then divided by $8.675 (representing the closing price of Sphere 3D common shares on the date of the Merger Agreement) in clause (A)(ii) in order to determine the number of Sphere 3D shares that would be attributable to the modified principal amount of the Cyrus Debt. Finally, this number of attributable Sphere 3D shares is divided by the Overland Shares expected to be outstanding on the date of the Merger in clause (B) in order to generate a fraction representing the number of such shares allocable to each Overland shareholder.

The Exchange Ratio was reduced in the amendment to the merger agreement from 0.510594 to 0.46385 based on the assumption by Sphere 3D of an additional $7.5 million of debt of Overland at the closing of the Merger, valued at the closing share price of the Sphere 3D Common Shares on the date of the Merger Agreement. As such, the number of common shares estimated to be the Merger Consideration was reduced to 8,579,310.

The Exchange Ratio will also be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Sphere 3D common shares or Overland common shares), reorganization, recapitalization, reclassification or other like change with respect to Sphere 3D common shares or Overland common shares having a record date on or after the date hereof and prior to the Effective Time.

After the merger, Sphere 3D shareholders will continue to own their existing Sphere 3D common shares. Accordingly, Sphere 3D shareholders will hold the same number of Sphere 3D common shares that they held immediately prior to the merger. However, because Sphere 3D will be issuing new Sphere 3D common shares to Overland shareholders in the merger, each outstanding Sphere 3D common share immediately prior to the merger will represent a smaller percentage of the total number of Sphere 3D common shares outstanding after the merger. It is expected that Sphere 3D shareholders before the merger will hold approximately 71.3% of the total Sphere 3D common shares outstanding upon completion of the merger.

Warrants

At the Effective Time, and in accordance with the terms of each warrant to purchase shares of Overland common shares that are issued and outstanding immediately prior to the Effective Time, Sphere 3D will issue a replacement warrant to each holder thereof providing that such replacement warrant will be exercisable for a number of Sphere 3D common shares equal to the product of (x) the aggregate number of shares of Overland common shares issuable in respect of such warrants immediately prior to the effective time multiplied by (y) the Exchange Ratio. The per share exercise price for the Sphere 3D shares issuable upon exercise of an assumed Overland warrant shall be equal (rounded up to the nearest whole cent) to the per-share exercise price of the Overland warrant immediately prior to the Effective Time divided by the Exchange Ratio.

Treatment of Overland Stock Options and Assumption of Overland Stock Option Plans

At the Effective Time, each then outstanding option to purchase Overland shares (an “Overland Option”), whether or not vested or exercisable at the Effective Time, shall be assumed by Sphere 3D and shall be converted into an option with respect to a number of Sphere 3D common shares (rounded down to the nearest whole share) equal to the product of the number of Overland shares subject to such Overland Option immediately prior to the Effective Time multiplied by the Exchange Ratio. The per-share exercise price for the Sphere 3D common shares issuable upon exercise of an assumed Overland Option shall be equal (rounded up to the nearest whole cent) to the per-share exercise price of the Overland Option immediately prior to the Effective Time divided by the Exchange Ratio. Except as provided above, each assumed Overland Option shall be subject to the same terms and conditions

(including expiration date, vesting and exercise provisions) as were applicable to the award immediately prior to the Effective Time. As soon as practicable after the Effective Time, Sphere 3D shall deliver to the holder of each Overland Option that is so assumed appropriate notices setting forth the number of Sphere 3D common subject to such assumed award and the exercise price of the assumed award, each as adjusted as described above.

Treatment of Overland Restricted Stock Units and Stock Appreciation Rights

Restricted Stock Units

At the Effective Time, each then outstanding award of Overland restricted stock units (“RSUs”), whether or not vested at the Effective Time, shall be assumed by Sphere 3D and shall be converted into the right to receive a number of Sphere 3D common shares (rounded down to the nearest whole share) equal to the product of the number of Overland shares subject to such Overland RSU award immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that any accelerated restricted stock units will vest at the level provided for under the terms of the applicable award immediately prior to the Effective Time. If the accelerated restricted stock units represent 50% or more of all Overland restricted stock unit awards then outstanding then no additional restricted stock units will accelerate and vest. If, however, the accelerated restricted stock units represent less than 50% of all Overland restricted stock unit awards then outstanding then the deemed accelerated restricted stock units will be deemed accelerated and vested immediately prior to the Effective Time of the Merger such that the total number of restricted stock units that vest immediately prior to the Effective Time of the Merger shall equal 50% of all Overland restricted stock unit awards then outstanding. Except as provided above, the assumed Overland RSUs shall be subject to the same terms and conditions (including vesting provisions) as were applicable to the award immediately prior to the Effective Time. As soon as practicable after the Effective Time, Sphere 3D shall deliver to the holder of each Overland RSU that is so assumed appropriate notices setting forth the number of Sphere 3D common shares subject to such assumed award, as adjusted as described above.

Stock Appreciation Rights

At the Effective Time, Overland shall terminate all outstanding awards of Overland stock appreciation rights outstanding, which termination shall be conditioned upon closing of the merger.

Assumption of Equity Plans

Sphere 3D has agreed to assume all of Overland’s obligations under its stock plans and the applicable Overland award agreements with respect to the Overland awards that will be assumed by Sphere 3D as described above. Sphere 3D has agreed to take all corporate action necessary to reserve for issuance a sufficient number Sphere 3D common shares for delivery upon exercise or settlement of the Overland stock options and Overland RSUs assumed, as described above. As soon as reasonably practicable after the completion of the merger (and in any event not more than 30 business days after the closing of the merger, subject to the availability of Form S-8 for use by Sphere 3D), Sphere 3D has agreed to file a registration statement on Form S-8 covering the Sphere 3D common shares subject to Overland stock options and Overland RSUs.

Overland Employee Stock Purchase Plan

The rights of participants in the Overland Employee Stock Purchase Plan (the “ESPP”) with respect to any “offering period” under the plan that is in progress immediately prior to the Effective Time will be determined by treating the last business day immediately prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. After the date of the merger agreement, no new participants are permitted to enroll in the ESPP, no participant may increase the rate of his or her participation in the ESPP from the level in effect on the date of the merger agreement, and no new offering or purchase period may commence under the ESPP. The ESPP will terminate at the Effective Time.

Fractional Shares

Sphere 3D will not issue any fractional common shares in connection with the merger. Instead, each holder of Overland shares who would otherwise be entitled to receive a fraction of a common share of Sphere 3D will receive cash, without interest, equal to the product of: (i) such fraction, multiplied by (ii) the closing trading price of the Sphere 3D common shares on the TSXV or such other stock exchange where the Sphere 3D common shares principally trade on the second trading day immediately preceding the closing date of the merger.

Exchange Procedures

Prior to the Effective Time, Sphere 3D shall appoint an exchange agent (the “Exchange Agent”). As of the Effective Time, Sphere 3D shall deposit the merger consideration into an exchange fund held by the Exchange Agent, in order to hold the merger consideration to be paid to Overland shareholders in connection with the merger. The exchange fund will consist of share certificates representing common shares of Sphere 3D and cash to be issued in lieu of fractional common shares of Sphere 3D, and, if required pursuant to the merger agreement, any dividends or other distributions on Sphere 3D common shares with a record date occurring after the completion of the merger.

Promptly after the effective time of the merger, the Exchange Agent will mail to each record holder of Overland common shares a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for certificates representing the common shares of Sphere 3D issuable to each such holder pursuant to the merger.

Upon proper surrender of an Overland share certificate, in accordance with the Exchange Agent’s instructions, the holder of such Overland share certificate will receive (1) a certificate representing the common shares of Sphere 3D issuable to such holder pursuant to the merger, (2) cash in lieu of any fractional common share of Sphere 3D issuable to such holder, and (3) dividends or other distributions, if any, to which such holder is entitled under the terms of the merger agreement. The surrendered certificates representing Overland shares will be canceled. After the Effective Time, each certificate representing Overland shares that have not been surrendered will represent only the right to receive common shares of Sphere 3D issuable pursuant to the merger and cash in lieu of any fractional common share of Sphere 3D to which the holder of any such certificate is entitled. After the effective time of the merger, Overland will not register any transfers of Overland common shares on its share transfer books.

Holders of Overland common shares should not send in their Overland share certificates until they receive a letter of transmittal from Sphere 3D with instructions for the surrender of Overland share certificates.

Distributions with Respect to Unexchanged Shares

Holders of Overland common shares are not entitled to receive any dividends or other distributions on Sphere 3D common shares until the merger is completed. After the merger is completed, holders of Overland common shares will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole common shares of Sphere 3D that they are entitled to receive upon exchange of their Overland common shares. Such holders will not be entitled to receive these dividends or distributions, however, until they surrender their Overland common share certificates to Sphere 3D in accordance with Sphere 3D’s instructions.

Lost, Stolen and Destroyed Certificates

If an Overland share certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving any merger consideration and, if required by Sphere 3D, may also have to provide an indemnity bond prior to receiving any merger consideration.

Dissenting Shares

In the event that the applicable requirements of Section 1300(b) of the CGCL have been satisfied, Overland shares which were outstanding on the date for the determination of shareholders entitled to vote on the merger and which were voted against the merger and the holders of which have demanded that Overland purchase such shares at their fair market value in accordance with Section 1301 of the CGCL and have submitted such shares for endorsement in accordance with Section 1302 of CGCL and have not otherwise failed to perfect or shall not have effectively withdrawn or lost their rights to require such shares to be purchased for cash under the CGCL (collectively, “Dissenting Shares”), shall not be converted into or represent the right to receive any Sphere 3D common shares but, instead, the holders thereof shall be entitled to have their shares purchased by Sphere 3D for cash at the fair market value of such Dissenting Shares as agreed upon or determined in accordance with the provisions of Section 1300 et seq. of the CGCL.

Representations and Warranties

The merger agreement contains general representations and warranties made by each of Sphere 3D and Merger Sub on the one hand, and Overland on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects, and expire at the Effective Time. The representations and warranties of each of Sphere 3D and Overland have been made solely for the benefit of the other party and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk between the parties; may have been modified by the disclosure schedules attached to the merger agreement; are subject to the materiality standard described in the merger agreement, which may differ from what may be viewed as material by you; and were made only as of the date of the merger agreement or another date as is specified in the merger agreement.

Overland made a number of representations and warranties to Sphere 3D in the merger agreement, including representations and warranties relating to the following matters:

•	Corporate organization, qualifications to do business and corporate standing;

•	Corporate authorization to enter into and carry out the obligations contained in the merger agreement;

•	Capital structure and the absence of restrictions or encumbrances with respect to the capital stock of Overland and its subsidiaries;

•	Absence of required consents;

•	Delivery of SEC filings to Sphere 3D;

•	Absence of certain changes and events between July 1, 2013 and through May 15, 2014;

•	SEC documents and financial statements;

•	Absence of conflicts with, or violations of, organizational documents and other agreements or obligations;

•	Tax matters;

•	Title to properties;

•	Adequacy of certificates, authorities and permits necessary to conduct business;

•	Collective bargaining agreements and other labor matters;

•	Intellectual property;

•	Environmental matters;

•	Litigation;

•	Financial statements;

•	Insurance;

•	Compliance with NASDAQ listing requirements;

•	Brokers and finders’ fees payable in connection with the merger;

•	Opinion of financial advisor;

•	Absence of questionable or illicit payments made by Overland or its subsidiaries;

•	Board approval of the merger agreement and recommendation of merger;

•	Proxy statement compliance and accuracy;

•	Internal controls and disclosure controls compliance;

•	Related party transactions;

•	No requirement to be registered as an “investment company,” within the meaning of the Investment Company Act of 1940;

•	Compliance with applicable laws; and

•	Acknowledgement by Sphere 3D of absence of any additional representations or warranties.

Sphere 3D and Merger Sub each made a number of representations and warranties to Overland in the merger agreement, including representations and warranties relating to the following subject matters:

•	Corporate organization, qualifications to do business and corporate standing;

•	Corporate authorization to enter into and carry out the obligations contained in the merger agreement;

•	Capital structure and the absence of restrictions or encumbrances with respect to the capital stock of Sphere 3D and its subsidiaries;

•	Valid issuance and absence of liens with respect to Sphere 3D’s common shares;

•	Absence of required consents except for those specifically listed in the merger agreement;

•	Timely filing and delivery of all reports, registrations, schedules, forms, statements and other documents;

•	Absence of certain changes and events between December 31, 2013 and through May 15, 2014;

•	Absence of conflicts with, or violations of, organizational documents and other agreements or obligations;

•	Tax matters;

•	Title to properties;

•	Adequacy of certificates, authorities and permits necessary to conduct business;

•	Collective bargaining agreements and other labor matters;

•	Intellectual property;

•	Environmental matters;

•	Litigation;

•	Financial statements;

•	Insurance;

•	Compliance with TSXV and OTCQX listing requirements;

•	Brokers and finders’ fees payable in connection with the merger;

•	Opinion of financial advisor;

•	Absence of questionable or illicit payments made by Sphere 3D or its subsidiaries;

•	Exchange Act compliance of this Form F-4;

•	Internal controls and disclosure controls compliance;

•	Related party transactions;

•	No requirement to be registered as an “investment company,” within the meaning of the Investment Company Act of 1940;

•	Compliance with applicable laws; and

•	Acknowledgement by Overland of absence of any additional representations or warranties.

Overland’s Conduct of Business Before Completion of the Merger

Under the merger agreement, Overland has agreed, until the completion of the merger, except under certain circumstances or as consented to in writing by Sphere 3D (which consent will not be unreasonably withheld, delayed or conditioned), to:

•	Conduct its business in the ordinary course consistent with past practice; and

•	Use commercially reasonable efforts to preserve its business organization and goodwill, keep available the services of its officers, employees and consultants and maintain reasonably satisfactory relationships with third parties; and

•	Notify Sphere 3D of any material governmental or third party complaint, investigations or hearings.

In addition, Overland has agreed, until the completion of the merger, except as described above, that it will not (and will not permit its subsidiaries to):

•	Adopt any change in its organizational documents;

•	Make any acquisition or lease of another corporation or any assets other than those used in the ordinary course of business;

•	Sell, lease, mortgage or otherwise encumber or dispose of any material properties, assets or stock, other than those specifically listed in the merger agreement;

•	Pay dividends or make any distributions on shares of its capital stock;

•	Issue, reclassify or repurchase shares of its capital stock;

•	Enter into any contract or agreement that restraints Overland or its subsidiaries from competing in any significant geographic area;

•	Incur any indebtedness except for those specifically listed in the merger agreement;

•	Make material changes in compensation to directors and officers, subject to certain limited exceptions;

•	Change accounting methods in any material respect;

•	Change its insurance policies, or shall at least use commercially reasonable efforts to keep in force its insurance policies;

•	Adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

•	Engage in any transaction with any of its affiliates;

•	Effectuate a “plant closing” or “mass layoff,” as defined in the Worker Adjustment and Retraining Notification Act of 1988;

•	Take any commercially unreasonable action that would prevent or impede the merger from qualifying as a Section 368(a) reorganization;

•	Agree or commit to do any of the foregoing; or

•	Take any action that would result in a breach of any representation or warranty of Overland or its subsidiaries hereunder.

Sphere 3D’s Conduct of Business Before Completion of the Merger

Under the merger agreement Sphere 3D has agreed, until the completion of the merger, except under certain circumstances or as consented to in writing by Overland (which consent will not be unreasonably withheld, delayed or conditioned), to:

•	Conduct its business in the ordinary course consistent with past practice; and

•	Use commercially reasonable efforts to preserve its business organization and goodwill, keep available the services of its officers, employees and consultants and maintain reasonably satisfactory relationships with third parties; and

•	Notify Overland of any material governmental or third party complaint, investigations or hearings.

In addition, Sphere 3D has also agreed, until the completion of the merger, except as described above, that it will not (and will not permit its subsidiaries to):

•	Adopt any change in its articles of incorporation or bylaws;

•	Make any acquisition or lease of another corporation or any assets other than those used in the ordinary course of business;

•	Sell, lease, mortgage or otherwise encumber or dispose of any material properties, assets or stock, other than those specifically listed in the merger agreement;

•	Pay dividends or make any distributions on its securities;

•	Issue, reclassify or repurchase any of its equity securities;

•	Enter into any contract or agreement that restraints Sphere 3D or its subsidiaries from competing in any significant geographic area;

•	Incur any indebtedness except for those involving current credit arrangements or current material contracts;

•	Make material changes in employee benefits, subject to certain limited exceptions;

•	Change accounting methods in any material respect;

•	Change its insurance policies, or shall at least use commercially reasonable efforts to keep in force its insurance policies;

•	Adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

•	Engage in any transaction with any of its affiliates that would not be at arm’s length;

•	Take any commercially unreasonable action that would prevent or impede the merger from qualifying as a Section 368(a) reorganization;

•	Agree or commit to do any of the foregoing; or

•	Take any action that would result in a breach of any representation or warranty of Sphere 3D or its subsidiaries hereunder.

Overland Is Prohibited From Soliciting Other Offers

Upon receiving an Alternative Transaction Proposal (as defined below), unless providing Sphere 3D adequate notice of such proposal and Overland’s intention to consider such proposal, Overland shall not, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly, or indirectly, (i) solicit, initiate or intentionally encourage (including by way of furnishing any information), or take any other action intended to facilitate, induce or encourage any inquiries with respect to, or the making, submission or announcement of, any Alternative Transaction (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any individual or entity any information with respect to, any, or any possible, Alternative Transaction (except to disclose the existence of the provisions of this paragraph), (iii) approve, endorse or recommend any Alternative Transaction, or (iv) prior to termination, if any, of the merger agreement, enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any possible or proposed Alternative Transaction. Overland will immediately cease, and will cause its officers, directors and employees and any investment banker, financial adviser, attorney, accountant or other representative retained by it to cease, any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any possible or proposed Alternative Transaction, and will use its reasonable best efforts to enforce (and not waive any provisions of) any confidentiality and standstill agreement (or any similar agreement) relating to any such possible or proposed Alternative Transaction.

For purposes of this proxy statement/prospectus, “Alternative Transaction” shall mean any of the following transactions:

•	Any transaction or series of related transactions with one or more third parties involving:

•	Any purchase from Overland or acquisition by any individual, entity, or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 25% interest in the total outstanding voting securities of Overland or any tender offer or exchange offer that if consummated would result in any entity, individual, or group beneficially owning 25% or more of the total outstanding voting securities of Overland or any merger, consolidation or business combination involving Overland as a whole, or

•	Any sale, lease, exchange, transfer, license, acquisition or disposition of more than 25% of the assets of Overland (including equity securities of any subsidiary of such party) on a consolidated basis,

•	Any liquidation or dissolution of such party;

An “Alternative Transaction Proposal” shall mean any unsolicited, bona fide offer or proposal relating to an Alternative Transaction not resulting from a breach of the provisions of the merger agreement involving solicitation of offers.

Obligation of Overland Board of Directors with Respect to Its Recommendation and Holding of a Shareholder Meeting

Overland shall, as promptly as practicable after receiving notice from Sphere 3D that the Form F-4 has been declared effective under the Securities Act, take all action necessary in accordance with applicable law and the

Overland Articles and Overland Bylaws duly to give notice of, convene and hold a meeting of its shareholders to be held as promptly as practicable to consider the approval of the merger agreement and the merger (the “Overland Shareholders’ Meeting”). Overland will use commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of the merger agreement and the merger and will take all other action reasonably necessary or advisable to secure the vote of its shareholders required by the rules of the NASDAQ or applicable law to obtain such approvals. Notwithstanding anything to the contrary contained in the merger agreement, Overland may adjourn or postpone the Overland Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to this proxy statement/prospectus is provided to its shareholders in advance of a vote on the approval of the merger agreement and the merger, or, if, as of the time for which the Overland Shareholders’ Meeting, is originally scheduled, there are insufficient Overland shares, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Overland shall use commercially reasonable efforts such that the Overland Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with Overland’s Shareholders’ Meeting are solicited in compliance with applicable law, the rules of the NASDAQ, the Overland Articles, and the Overland Bylaws. Notwithstanding anything contained herein to the contrary, Overland shall not be required to hold the Overland Shareholders’ Meeting if the merger agreement is terminated before the meeting is held.

Regulatory Matters

The merger is not subject to pre-merger notification under any U.S. or foreign antitrust laws, however it may be reviewed by the Antitrust Division and the FTC under the HSR Act, and by foreign antitrust authorities, as well as by the SEC under the Securities Act and Exchange Act, and by foreign governmental authorities, including Canadian securities regulatory authorities and the TSXV.

Commercially Reasonable Efforts to Complete the Merger

Under the terms of the merger agreement, each of Sphere 3D and Overland has agreed to use its commercially reasonable efforts to take all actions, and to assist and cooperate with the other party in doing all things necessary, proper or advisable to complete the merger in the most expeditious manner practicable, including:

•	Taking all acts necessary to cause the conditions to the closing to be satisfied as promptly as practicable;

•	Obtaining all necessary actions or nonactions, waivers, consents, clearances and approvals from governmental authorities and third parties and making all necessary registrations and filings;

•	Keeping the other party reasonably apprised of the status of the matters relating to completion of the transactions contemplated hereby and work cooperatively to obtain all required approvals, consents or clearances; and

•	Take all action necessary to ensure that no state takeover statute or similar regulation becomes applicable and, if any state takeover statute or similar statute or regulation becomes applicable to the merger agreement or any transaction contemplated by the merger agreement, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by the merger agreement.

Access to Information

Under the merger agreement, Overland agrees to, and will cause each of its subsidiaries to, afford to Sphere 3D, and its officers, employees, accountants, counsel, agents and other representatives reasonable access to all of the properties, personnel, books and records of Overland and its subsidiaries (including tax returns filed and those in preparation, workpapers and other items relating to taxes) and all information concerning the business, properties and personnel of Overland and its subsidiaries as Sphere 3D may reasonably request (any such access will be conducted under the supervision of personnel of Overland and in a manner that does not interfere with the normal operations of Overland).

Notwithstanding the obligations described above, Overland is not required to disclose any information that, in its sole and absolute discretion, it is not legally permitted to disclose or the disclosure of which would contravene any applicable law or binding order (including any antitrust law) or the disclosure of which would be reasonably likely to cause the loss of any attorney-client or other legal privilege.

Governance

Sphere 3D shall take all necessary action to cause, effective at the Effective Time, Eric L. Kelly, Peter Tassiopoulos, and Kurt L. Kalbfleisch to be the Chief Executive Officer, President, and Chief Financial Officer of Sphere 3D, respectively. In addition, Sphere 3D shall take all necessary action to cause, effective at the Effective Time, the board of directors of Sphere 3D to consist of seven members, two of whom shall be determined by Overland prior to the Effective Time, and one (1) of whom shall be Eric L. Kelly (who is an existing member of the Sphere 3D board of directors). In order to ensure that the majority of the board of Sphere 3D post-merger is independent under applicable securities law requirements, one or both of Mario Biasini and Jason Meretsky, being current directors of Sphere 3D, have agreed to step down from the board of Sphere 3D, if required.

Director and Officer Indemnification and Insurance

From and after the Effective Time, Sphere 3D shall, and shall cause Overland (as existing after the merger, the “Surviving Company”) to, indemnify, defend and hold harmless, and shall itself indemnify, defend and hold harmless as if it were the Surviving Company, in each case, to the fullest extent permitted by applicable law, the present and former officers, directors and agents (each an “Indemnified Party”) of the Surviving Company against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions occurring in connection with the merger agreement and the transactions contemplated hereby) including amounts paid in settlement or compromise with the approval of Sphere 3D (which approval shall not be unreasonably withheld or delayed). Sphere 3D and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the Indemnified Parties, as provided in the CGCL and the certificate of incorporation and bylaws of the Surviving Company will contain provisions with respect to exculpation, indemnification and the advancement of expenses that are at least as favorable to the Indemnified Parties as those contained in the Overland Articles and Overland Bylaws as in effect on the date hereof, which provisions will not, except as required by law, be amended or modified until expiration of the applicable statute of limitations in any manner that would adversely affect the rights thereunder of the Indemnified Parties. Without limiting the generality of the preceding sentence, in the event that any Indemnified Party becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this paragraph after the Effective Time, Sphere 3D shall, or shall cause the Surviving Corporation to, to the fullest extent permitted by law, promptly advance to such Indemnified Party his or her legal or other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Party of an undertaking to reimburse all amounts so advanced in the event of a non-appealable determination of a court of competent jurisdiction that such Indemnified Party is not entitled thereto. For at least six years after the Effective Time, Sphere 3D will cause the Surviving Corporation to, and Surviving Corporation will, without any lapse in coverage, provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by Overland’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the merger agreement date; provided, that, the Surviving Corporation shall not be obligated to expend annual premiums during such period in excess of 200% of the per annum rate of the aggregate annual premium paid by Overland for such insurance on the merger agreement date, provided that if the annual premium for such insurance shall exceed such 200% in any year, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided further, that in the event Sphere 3D shall, directly or indirectly, sell all or substantially all of the assets or capital stock of the Surviving Corporation, prior to such sale, Sphere 3D shall either assume such obligation or cause a subsidiary of Sphere 3D having a net worth substantially equivalent to, or in excess of the net worth of, the Surviving Corporation immediately prior to such sale, to assume such obligation. Sphere 3D shall cause the Surviving Corporation to reimburse all expenses, including reasonable attorney’s fees, incurred by any individual or entity to enforce the obligations of Sphere 3D and Surviving Corporation under this paragraph.

Employee Benefits

Under the terms of the merger agreement, Sphere 3D has agreed to maintain for one year after the closing date of the merger a salary for each employee of Overland who continues employment with Sphere 3D that is not less than the employee’s salary immediate prior to the closing date of the merger and benefit plans that are substantially comparable in the aggregate to those currently provided to the employee under Overland’s benefit plans.

Directorship

Upon completion of the merger, the Sphere 3D board of directors will be comprised of seven members. In addition to five individuals serving on the Sphere 3D board of directors at the effective time of the merger or Sphere 3D nominees, which will include Mr. Kelly and Mr. Tassiopoulos, the current Chief Executive Officer of Sphere 3D, upon the closing of the merger, two additional board members to be designated by Overland will be appointed to the Sphere 3D board of directors.

Conditions to Obligations to Complete the Merger

The respective obligations of Sphere 3D and Merger Sub, on the one hand, and Overland, on the other, to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions:

•	The approval of the principal terms of the merger agreement and approval of the merger by the holders of a majority of the outstanding shares of common stock of Overland will have been obtained;

•	All filings with, and all consents, approvals and authorizations of, any governmental authority required to be made or obtained by a party to consummate the merger will have been made or obtained, other than those that would not have a material adverse effect on Overland or Sphere 3D;

•	No judgment, order, decree, statute, law, ordinance, rule or regulation will have been enacted or deemed applicable to the transactions contemplated by this agreement that prohibit, materially restrict, or makes illegal the consummation of the transactions;

•	No action or proceeding will have been instated by any governmental authority challenging the consummation, enforceability, or legality of the merger or any material provision of the merger agreement;

•	The Form F-4 will have become effective;

•	Sphere 3D’s common shares issuable pursuant to the merger agreement will have been approved for listing on the TSXV and on the NASDAQ; and

•	Sphere 3D will have received final acceptance of the TSXV in respect of those transactions contemplated by the merger agreement.

In addition, the respective obligations of Sphere 3D and Merger Sub to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

•	The representations and warranties of Overland will have been true and correct (without giving any effect to any qualification as to materiality or material adverse effect contained in any specific representation or warranty) as of the closing date of the merger as if made at and as of that time, except where the failure of same to be true and correct would not have a material adverse effect on Overland, except for those representations and warranties specifically listed in the merger agreement;

•	Overland will have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by it before completion of the merger;

•	No material adverse change will have occurred since the date of the merger agreement with respect to Overland;

•	Sphere 3D will have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Overland;

•	Sphere 3D will have received an opinion of Dorsey & Whitney LLP to the effect that the merger should qualify for the intended tax treatment; and

•	Overland’s indebtedness to the Cyrus Funds will have been assigned or assumed by Sphere 3D by the Effective Time.

In addition, the respective obligations of Overland to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

•	The representations and warranties will have been true and correct (without giving any effect to any qualification as to materiality or material adverse effect contained in any specific representation or warranty) as of the closing date of the merger as if made at and as of that time, except where the failure of same to be true and correct would not have a material adverse effect on Sphere 3D or Merger Sub, except for those representations and warranties specifically listed in the merger agreement;

•	Sphere 3D and Merger Sub will have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by it before completion of the merger;

•	No material adverse change will have occurred since the date of the merger agreement with respect to Sphere 3D and Merger Sub;

•	Overland will have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Sphere 3D;

•	Overland will have received an opinion of O’Melveny & Myers LLP to the effect that the merger should qualify for the intended tax treatment;

•	The date of the closing and the Effective Time will not be prior to August 1, 2014; and

•	All necessary steps will have been taken by Sphere 3D to effectuate the governance matters contemplated by Exhibit A in the merger agreement.

Definition of Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect on either Sphere 3D or Overland means any change, effect, event, occurrence or state of facts, which is materially adverse to the business, properties, assets, condition (financial or otherwise) or results of operations of Sphere 3D and any of its subsidiaries, taken as a whole or Overland and any of its subsidiaries, taken as a whole, as the case may be. However, under the terms of the merger agreement, none of the following will be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will or could be, a material adverse effect:

•	Any change in law, GAAP with respect to Overland, or IFRS with respect to Sphere 3D, or the accounting rules and regulations of the SEC or the Canadian securities regulatory authorities;

•	Any change in the market price or trading volume of Sphere 3D common shares or Overland common stock;

•	Any change, effect, event, occurrence or state of facts exclusively relating to any acts of terrorism, sabotage, military action or war;

•	Any change in or relating to the United States or Canadian economy or United States or Canadian financial, credit or securities markets in general;

•	Any change in or relating to the industry in which such party operates or the markets for any of such party’s products or services in general; or

•	The filing of any shareholder class action, derivative or similar litigation arising from an alleged breach of fiduciary duty or misrepresentation in public disclosure relating to the merger agreement.

Termination; Termination Fees

Termination

The merger agreement may be terminated in accordance with its terms at any time prior to the Effective Time, whether before or after the approval of the principal terms of the merger agreement and approval of the merger by Overland shareholders:

•	By mutual written consent of the boards of directors of Sphere 3D and Overland;

•	By written notice of either Sphere 3D or Overland:

•	if the merger is not consummated by December 31, 2014, except that the right to terminate under such circumstances will not be available to any party if such failure of the merger to be completed is the result of a breach of the merger agreement by such party or the failure of any representation or warranty of such party contained in the merger agreement to be true and correct;

•	if a governmental authority issues an order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree or ruling or action is final and nonappealable; or

•	if Overland shareholders fail to approve the merger at the shareholders’ meeting, unless if the failure is caused by a breach of the merger agreement by Overland;

•	By Sphere 3D, upon a breach of any covenant or agreement on the part of Overland or if any representation or warranty of Overland fails to be true, in either case such that the conditions to Sphere 3D’s obligations to complete the merger would not then be satisfied and such breach is not capable of being cured by Overland within 30 calendar days after its receipt of written notice from Sphere 3D;

•	By Overland, upon a breach of any covenant or agreement on the part of Sphere 3D or if any representation or warranty of Sphere 3D fails to be true, in either case such that the conditions to Overland’s obligations to complete the merger would not then be satisfied and such breach is not capable of being cured by Sphere 3D within 30 calendar days after its receipt of written notice from Overland;

•

By Sphere 3D, if Overland effects a change of recommendation, fails to publicly reaffirm the recommendation of its board of directors to its shareholders to approve the merger, fails to publicly state that the merger and the merger agreement are in the best interest of its shareholders within ten business days after Sphere 3D requests in writing that such action be taken or fails to publicly announce, within ten business days after a tender offer or exchange offer, a statement disclosing that its board of directors recommends rejection of such tender or exchange offer; or

•	By Overland, in the event that it effects a change of recommendation in connection with a determination that an alternative transaction is superior in accordance with the terms of the merger agreement and, prior to such termination, pays the termination fee.

Termination Fee

Under the terms of the merger agreement, Overland must pay Sphere 3D a termination fee equal to $3.5 million in the event that:

•	The merger agreement is terminated by Overland or Sphere 3D for the merger not being completed by December 31, 2014 or if the Overland shareholder approval is not obtained at the Overland shareholders’ meeting;

•	Following the date of the merger agreement and prior to such termination, any individual or entity shall have made to Overland or its shareholders, or publicly announced, a proposal, offer or indication of interest relating to any Alternative Transaction with respect to Overland; and

•	Within 12 months following the termination of the merger agreement:

•	an Alternative Transaction is consummated by Overland; or

•	Overland enters into an agreement, arrangement or binding understanding providing for an Alternative Transaction of Overland and such Alternative Transaction shall ultimately be consummated.

Miscellaneous

Amendment and Waiver

The merger agreement may be amended by Sphere 3D, Overland and Merger Sub, only by an instrument in writing signed on behalf of each of the parties and duly approved by or on behalf of each of their respective boards of directors, at any time before or after Overland shareholders’ approval; provided, however, that notwithstanding the foregoing, after Overland’s shareholders have approved the principal terms of the merger agreement and approved the merger, the merger agreement may not be amended without approval by the shareholders of Overland.

Expenses Generally

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, provided, that Overland and Sphere 3D pays one-half of the total costs associated with the printing and mailing of this proxy statement to Overland’s shareholders, whether or not the merger is consummated. However, upon termination of the merger agreement under certain circumstances, Overland may be obligated to pay Sphere 3D a termination fee of $3.5 million.

AGREEMENTS ENTERED INTO IN CONNECTION WITH THE MERGER AGREEMENT

Voting Agreements

As a condition and inducement to Sphere 3D’s willingness to enter into the merger agreement, dated May 15, 2014, Sphere 3D has entered into voting agreements with each of the beneficial owners of Overland’s common shares listed in the table below. The following is a summary of the terms of the voting agreements only and may not contain all of the information that is important to you. A copy of the form of voting agreement is attached to this proxy statement/prospectus as Annex B and is incorporated by reference herein.

According to the terms of the voting agreements, each named shareholder has agreed to vote, and has granted Sphere 3D an irrevocable proxy to vote such party’s beneficially owned shares, in favor of the merger and approval of the merger agreement, and against (i) any competing transaction, (ii) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Overland under the merger agreement or of the applicable shareholder under the voting agreement and (iii) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of Sphere 3D’s, Overland’s or Merger Sub’s conditions under the merger agreement or change in any manner the voting rights of any class of Overland common shares (including any amendments to Overland’s articles of incorporation or bylaws). Furthermore, each shareholder party to a voting agreement agrees that such shareholder will not, and will not permit any entity under the shareholder’s control to, deposit any of his/her/its Overland common shares in a voting trust, grant any proxies with respect to such shares or subject any of such shares to any arrangement with respect to the voting of such shares other than agreements entered into with Sphere 3D.

Subject to certain exceptions described in the voting agreements, each such shareholder has made representations and warranties to Sphere 3D regarding, among other things, such party’s power and authority to enter into the voting agreement and deliver the proxy, such party’s unencumbered beneficial ownership of the Overland Common Shares subject to the voting agreements, and such party’s full voting power and full power of disposition with respect to such common shares.

The voting agreements will terminate at the earlier to occur of (a) the valid termination of the merger agreement pursuant to its terms, (b) the effective time of the merger, (c) the shareholder becomes aware that Sphere 3D has committed fraud or made a fraudulent or negligent misrepresentation in the Merger Agreement for the purposes of inducing the shareholder to enter into the voting agreement (d) such date and time designated by Sphere 3D in a written notice to shareholder, (e) by written agreement of the Sphere 3D and the shareholder or (f) January 31, 2015.

As of October 6, 2014, the shareholders listed below who are party to a voting agreement together beneficially owned 11,421,851 Overland common shares, or approximately 65% of the voting power of Overland’s common shares.

Parties to the Voting Agreements	Number of Overland Common Shares
FBC Holdings S.ár.l., an entity owned by the Cyrus Funds	9,430,526
Cyrus Opportunities Master Fund II, Ltd.	868,130
Crescent 1, L.P., a Cyrus Fund	324,611
CRS Master Fund, L.P., a Cyrus Fund	281,221
Cyrus Select Opportunities Master Fund, Ltd., a Cyrus Fund	143,561
Kurt Kalbfleisch	123,198
Scott McClendon	189,426
Robert Degan	24,233
Joseph De Perio	15,745
Nils Hoff	15,000
Vivekanand Mahadevan	6,200

INDEBTEDNESS OF THE COMBINED COMPANY FOLLOWING THE MERGER

The following indebtedness of Overland shall be assumed by Sphere 3D at the Effective Time:

Credit Facilities

In August 2011, Overland entered into a loan and security agreement, or credit facility, which allows for revolving cash borrowings up to $8.0 million. The proceeds of this credit facility may be used to fund Overland’s working capital and to fund its general business requirements. The obligations under the credit facility are secured by substantially all of the assets of Overland other than 65% of the stock of Overland’s foreign subsidiaries, which are pledged under Overland’s convertible notes. Borrowings under the credit facility bear interest at the prime rate (as defined in the credit facility) plus a margin of either 1.00% or 1.25%, depending on Overland’s liquidity coverage ratio. Overland is also obligated to pay other customary facility fees and arrangement fees for a credit facility of this size and type. In August 2013, the credit facility was amended to extend the scheduled maturity date to August 7, 2015 and add a separate line of credit in the amount of $750,000 for letters of credit, foreign exchange contracts, and cash management. In March 2014, the credit facility was amended to provide for a $3.0 million sublimit for advances to one of Overland’s subsidiaries. Borrowings under the sublimit bear interest at the prime rate (as defined in the credit facility) plus a margin of either 2.00% or 2.25%, depending on Overland’s net cash. At June 30, 2014, the interest rates on the credit facility and the sublimit were 4.5% and 5.5%, respectively. No payments are due within the next 12 months.

The credit facility requires Overland to comply with a liquidity coverage ratio and contains customary covenants, including covenants that limit or restrict Overland’s and its subsidiaries’ ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. The credit facility specifies customary events of default (some of which are subject to applicable grace or cure periods) including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. Upon the occurrence of an event of default under the credit facility, the lender may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and payable and deduct such amounts from Overland’s lockbox account on deposit with the bank. At June 30, 2014, Overland was in compliance with all covenants of the credit facility.

At June 30, 2014, Overland had $5.4 million outstanding on its credit facility, and a remaining external borrowing capacity, subject to certain limitations of accounts receivable, of up to $2.6 million. While the credit facility amount of $5.4 million is recorded as long-term debt, it is a revolving line of credit and borrowings and payments are presented on a net basis in the condensed consolidated statements of cash flows.

Secured Financing

On October 13, 2014, Overland entered into a Loan and Security Agreement (the “Loan Agreement”) with FBC Holdings S.à r.l., (the “Lender”), the majority shareholder of Overland and an affiliate of the Cyrus Funds. Pursuant to the Loan Agreement, the Lender loaned to Overland $7.5 million (the “Loan”). The net proceeds of the Loan shall be used by Overland (i) to repay $2.5 million of Overland’s outstanding obligations to Sphere 3D under the Amended & Restated Promissory Note dated September 8, 2014 issued by Overland to Sphere 3D (the “Sphere Repayment”) and (ii) for working capital and general corporate purposes.

The Loan is scheduled to mature on the second (2nd) anniversary of the closing of the funding date of the Loan; provided, however, that if the closing of the Merger does not occur prior to January 12, 2015 (ninety (90) days after the funding of the Loan by the Lender), Overland shall be required to pay the Loan in full on such date, together with all accrued and unpaid interest thereon.

The obligations under the Loan (a) are secured by a second priority lien on substantially all assets of Overland, other than (i) Overland’s intellectual property that is subject to any pending litigation as of the date hereof and (b) are secured by a first priority lien on 65% of the stock of Overland’s directly owned foreign subsidiaries (the “Foreign Subsidiaries”). No later than December 31, 2014, Overland is required to (i) enter into stock pledge agreements with respect to 65% of the stock of each Foreign Subsidiary governed by the local law of the jurisdiction of formation of each Foreign Subsidiary and (ii) cause Tandberg Data Holdings S.à r.l. to grant a first priority security interest in its intellectual property as collateral for the Loan unless granting the security interest would result in a material adverse tax impact for Overland or any of its subsidiaries.

Outstanding principal under the Loan will bear interest at 8.0% simple interest per annum, payable semi-annually in arrears on the last day of June and December of each year. Overland has the option to pay accrued and outstanding interest (a) entirely in cash, (b) with respect to interest payable after December 31, 2014, in kind by increasing the principal amount of the Loan by an amount equal to the accrued interest or (c) with respect to interest payable after the consummation of the Merger, common shares of Sphere 3D so long as the issuer thereof remains a Foreign Private Issuer (as such term is defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended) as of the date of such issuance; provided that Overland may not pay interest in stock at a price per share lower than $6.50 (as adjusted for stock splits, stock dividends, subdivisions, combinations, reclassifications, recapitalizations and the like) and in the event of a share price lower than such amount, Overland shall have the option to pay interest in a combination of stock and cash so long as the number of shares that Overland may issue shall not exceed the quotient obtained by dividing the interest payable at such time by $6.50 with any remaining interest being payable in cash.

In connection with the Sphere Repayment, Sphere 3D has agreed with the Lender to guaranty $2.5 million in principal amount of the Loan, which would be payable by Sphere 3D in common shares of Sphere 3D if the closing of the Merger does not occur prior to January 12, 2015 (ninety (90) days after the funding of the Loan by the Lender). If Sphere 3D is required to issue such shares because the closing of the Merger has not occurred prior to January 12, 2015, Sphere 3D will have subrogation rights against Overland for the repayment of the $2.5 million principal amount of the Loan paid to the Lender by Sphere 3D.

The Loan Agreement contains customary covenants, including covenants that limit or restrict Overland’s ability to incur liens, incur indebtedness, sell assets, or make certain restricted payments. Upon the occurrence of an event of default under the Loan Agreement, the Lender may declare all amounts outstanding to be immediately due and payable. The Loan Agreement specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other materials indebtedness, bankruptcy and insolvency defaults and material judgment defaults.

Overland has agreed to reimburse the Lender for expenses of up to $50,000 for negotiating and documenting the Loan Agreement and all expenses of the Lender of up to $30,000 incurred after entering into the Loan Agreement. Overland has also agreed to indemnify the Lender in a manner customary for financings of this type. Overland has additionally agreed to transfer 25,000 shares of Sphere common stock owned by Overland to the holders of the existing convertible notes issued by Overland (all of which are affiliates of the Lender) as a fee for waiving the debt and lien restrictions under such convertible notes.

Convertible Notes

In February 2013, Overland entered into a note purchase agreement (the “NPA”) with the purchasers party thereto (the “Purchasers”), including the Cyrus Funds, which was amended in March 2013. Overland sold to the Purchasers convertible promissory notes (the “Initial Notes”) of Overland in an aggregate original principal amount of $13.25 million. On November 1, 2013, Overland amended and restated the NPA and agreed to sell additional convertible promissory notes (the “Additional Notes” and, together with the Initial Notes, the “Notes”) to the Cyrus Funds. Overland issued the Additional Notes in amounts of $3.0 million, $2.0 million, and $2.0 million on November 12, 2013, December 24, 2013, and January 21, 2014, respectively.

The Initial Notes are scheduled to mature in February 2017. The Additional Notes are scheduled to mature four years from date of issuance. Debt issuance costs of $0.3 million have been included in other assets and will be amortized over the term of the Notes. The Notes bear interest at a rate of 8% per annum, payable semi-annually.

On November 8, 2013, Overland issued 1,649,579 shares of common stock to the Purchasers in satisfaction of approximately $10.7 million of the Initial Notes. After such issuance approximately $2.5 million of Initial Notes remained outstanding, all of which were held by the Cyrus Funds. In January 2014, Overland completed the acquisition of Tandberg.

At March 31, 2014, the Notes’ principal balance was $9.5 million and has been recorded as long-term debt. No payments of principal are due within the next 12 months. Prior to July 2015, Overland shall have the option to pay interest on the Notes in the form of cash or additional Overland common shares.

Through July 2015, Overland may, subject to certain limitations, pay interest in cash or in shares of common stock at its option. Subsequent to July 2015, if at any time the Cyrus Funds hold 20% or more of the then outstanding common stock, the Cyrus Funds (and not Overland) will have the option to determine whether the applicable interest payment payable to the Cyrus Funds during such time is payable in cash or shares of common stock. The number of shares of common stock that may be issued as payment of interest on the Notes will be determined by dividing the amount of interest due to the holders of the Notes by the volume weighted average of the closing prices of one share of common stock as reported on the NASDAQ Capital Market for the 20 consecutive trading days up to and including the trading day on the third trading day prior to the valuation date, using the interest payment due date as the valuation date; provided Overland may not pay interest in shares of common stock at a price per share lower than, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50 (in each case as adjusted from time to time for items such as stock splits, combinations, reclassifications, or recapitalizations). In the event of a share price lower than, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50, Overland has the option to pay interest in a combination of shares of common stock and cash so long as the number of shares of common stock that Overland issues does not exceed the quotient obtained by dividing the interest payable at such time by, in the case of the Initial Notes, $4.90, and in the case of the Additional Notes, $4.50, and the difference between the amount of the interest paid in shares and the average closing price of the shares of common stock, determined as described above, will be payable in cash.

During the first nine months of fiscal 2014, Overland issued an aggregate of 104,285 shares of common stock with a weighted average issuance price of $4.86 per share to the holders of its outstanding convertible notes as payment of interest on such notes

The Cyrus Funds may elect to convert all or a portion of the outstanding principal amount of the Notes into shares of common stock (subject to certain limitations) in an amount equal to the principal amount of the Notes being converted divided by, in the case of the Initial Notes, $6.50, and in the case of the Additional Notes, $5.00, in each case subject to adjustment as set forth in the NPA, such as stock splits.

Overland may, at its option, convert the outstanding Initial Notes or Additional Notes, as applicable, into shares of common stock (subject to certain limitations) on the first trading day immediately following the date that the closing bid price of the common stock exceeds, in the case of the Initial Notes, $13.00, and in the case of the Additional Notes, $7.50, for 10 consecutive trading days.

If certain conditions are met with respect to ongoing litigation, Overland has an option to repay a portion of the Initial Notes prior to the maturity date.

The obligations under the Notes are secured by a pledge of 65% of Overland’s stock in each of its foreign subsidiaries.

The NPA contains customary covenants, including covenants that limit or restrict Overland’s ability to incur liens, incur indebtedness, or make certain restricted payments. Upon the occurrence of an event of default under the NPA, the Cyrus Funds may declare all amounts outstanding to be immediately due and payable. The NPA specifies a number of events of default (some of which are subject to applicable grace or cure periods) including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. In the event of default, the interest rate shall automatically increase to 11%. Overland has also granted certain registration rights to the Cyrus Funds. At October 6, 2014, Overland was in compliance with all covenants contained in the NPA and the Notes.

PROPOSAL TWO—COMPENSATION OF NAMED EXECUTIVE OFFICERS

As required by Item 402(t) of Regulation S-K and Section 14A(b) of the Exchange Act, Overland is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on the “golden parachute” compensation that may become payable to its named executive officers in connection with the completion of the merger.

Overland believes that the compensation that may become payable to its named executive officers in connection with the completion of the merger is reasonable and demonstrates that its executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment of their interests with the long-term interests of Overland’s shareholders. This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Overland’s named executive officers in connection with the completion of the merger. In addition, this vote is separate and independent from the vote of Overland shareholders on the merger agreement and the adjournment proposal. Overland’s board of directors asks that Overland shareholders vote “FOR” the following resolution:

“RESOLVED, that the ‘golden parachute’ compensation that may become payable to the named executive officers named in this proxy statement in connection with the completion of the merger is approved.”

This vote is advisory and, therefore, it will not be binding on Overland, nor will it overrule any prior decision or require the board of directors of Overland (or any committee thereof) to take any action. The proposal will be approved if the votes cast “FOR” the proposal exceed the votes cast “AGAINST” the proposal.

More information regarding the compensation that may become payable to Overland’s named executive officers in connection with the completion of the merger is set forth in the section captioned “Proposal One—The Merger—Financial Interest of Overland Directors and Officers in the Merger” beginning on page 77.

Recommendation of the Overland Board of Directors

THE OVERLAND BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE OVERLAND SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE “GOLDEN PARACHUTE” COMPENSATION THAT MAY BECOME PAYABLE TO OVERLAND’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

PROPOSAL THREE—APPROVAL OF THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES

Overland may ask its shareholders to vote on a proposal to grant discretionary authority to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the adjournment to approve the merger as set forth in this proxy statement/prospectus. Overland does not currently intend to propose adjournment at the Special Meeting if there are sufficient votes to approve the merger. The approval of a majority of the votes cast is required to approve the adjournment of the Special Meeting for the purpose of soliciting additional proxies. If the Overland shareholders approve this proposal, Overland may adjourn the Special Meeting and use the additional time to solicit additional proxies, including proxies from Overland shareholders who have previously voted against the merger.

If our shareholders do not approve this proposal to grant discretionary authority to adjourn the Special Meeting:

•	Overland may not be able to consummate the merger on the terms set forth in the merger agreement, and Sphere 3D may have the right to terminate the merger agreement.

•	Overland’s business would continue to incur significant operating losses, which would require Overland to seek additional capital in the form of debt or equity, which it may not able to secure. If Overland is unable to secure such financing, it may need to implement additional cost reduction efforts across its operations, which could materially harm Overland’s business, results of operations and future prospects.

THE BOARD OF DIRECTORS OF OVERLAND UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL. PROXIES RECEIVED BY OVERLAND’S BOARD OF DIRECTORS WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY IN THEIR PROXIES A CONTRARY CHOICE.

INFORMATION ABOUT THE COMPANIES

Sphere 3D Corporation

Sphere 3D Corporation is a virtualization technology solution provider. Sphere 3D’s Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D also supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI.

Sphere 3D was incorporated under the OBCA on May 2, 2007 and is listed on the TSXV, under the trading symbol “ANY” and on the NASDAQ Global Market, under the trading symbol “ANY”. The principal executive office of Sphere 3D is located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1, Canada, and Sphere 3D’s telephone number is (416) 749-5999. Sphere 3D’s website is www.Sphere3d.com.

S3D Acquisition Company

Merger Sub is a newly formed California corporation and a wholly owned subsidiary of Sphere 3D. Merger Sub was formed solely for the purpose of effecting the proposed merger with Overland and has not carried on any activities other than in connection with the proposed merger. The address and telephone number for Merger Sub’s principal executive office is the same as for Sphere 3D.

Overland Storage, Inc.

Overland was incorporated in September 1980 and provides data protection solutions designed for backup and recovery to ensure business continuity. Overland has a portfolio of disk-based data protection solutions, including NAS and SAN products and solutions, as well as tape automation systems, including tape and virtual tape library systems, designed for small and medium business computing environments.

Overland’s common shares are traded on the NASDAQ Capital Market under the symbol “OVRL.” The principal executive office of Overland is located at 9112 Spectrum Center Boulevard, San Diego, CA 92123, and Overland’s phone number is 1.800.729.8725 (toll free) or 1.858.571.5555. Overland’s website is www.Overlandstorage.com.

Additional information about Overland and its subsidiaries is included in documents referred to in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 215.

OVERLAND’S BUSINESS

Business.

This proxy statement/prospectus contains certain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and Overland’s actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: Overland’s anticipated closing of the merger with Sphere 3D; Overland’s ability to successfully integrate the businesses of Tandberg with Overland’s other businesses; Overland’s ability to maintain and increase sales volumes of Overland’s products; Overland’s ability to continue to aggressively control costs and operating expenses; Overland’s ability to achieve the intended cost savings and maintain quality with Overland’s manufacturing partner; Overland’s ability to generate cash from operations; the ability of Overland’s suppliers to provide an adequate supply of components for Overland’s products at prices consistent with historical prices; Overland’s ability to raise outside capital and to repay its debt as it comes due; Overland’s ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Overland’s competitors; Overland’s ability to maintain strong relationships with branded channel partners; Overland’s ability to maintain the listing of Overland’s common stock on the NASDAQ Capital Market; customers’, suppliers’, and creditors’ perceptions of Overland’s continued viability; rescheduling or cancellation of customer orders; loss of a major customer; Overland’s ability to enforce Overland’s intellectual property rights and protect Overland’s intellectual property (including the outcome of its ongoing patent litigation); general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions. In evaluating such statements Overland urges you to specifically consider various factors identified in this proxy statement/prospectus, including the matters set forth under the heading “Risk Factors” starting on page 27 of this proxy statement/prospectus, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this proxy statement/prospectus and Overland undertakes no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this proxy statement/prospectus. Actual events or results may differ materially from such statements. Share and per share amounts herein have been adjusted to give effect to the April 9, 2014 one-for-five reverse stock split.

Overview

Overland is a trusted global provider of unified data management and data protection solutions across the data lifecycle. Overland provides an integrated range of technologies and services for primary, nearline, offline, and archival data storage. Overland’s solutions consolidate and protect data for easy and cost-effective management of different tiers of information whether the distributed data is local or global based. In May 2014, Overland announced that it entered into a definitive agreement for a proposed merger with Sphere 3D, which is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings, allowing the combined company to address the growing virtualization and cloud markets.

Overland develops and delivers a comprehensive solution set of award-winning products and services for storing data throughout the organization and during the entire data lifecycle. Overland’s SnapScale® clustered network attached storage (“NAS”) products allow customers to scale-out in capacity and performance as their storage needs grow. Overland’s SnapServer® products are unified NAS servers that integrate into businesses requiring simple, expandable block and file storage. Overland’s SnapSAN® products are storage area network (“SAN”) arrays designed to ensure primary and secondary data is accessible and protected regardless of its location. Overland’s SnapScale®, SnapServer®, and SnapSAN® solutions are available with backup, replication, and mirroring software in highly scalable configurations. These solutions provide simplified disk-based data protection and maximum flexibility to protect mission critical data for both continuous local backup and remote disaster recovery. Overland’s NEO Series®, StorageLoader® and StorageLibrary® tape library solutions are designed to meet the need for cost-effective, reliable data storage for long-term archiving and data storage compliance requirements, offering a wide range of capacity, performance and feature sets.

In January 2014, Overland completed its acquisition of Tandberg which added a range of RDX® products including RDX QuikStor®, RDX QuikStation® and RDX® media, as well as additional tape automation solutions. Overland’s RDX QuikStor® and QuikStation® removable media-based storage systems offer reliable and convenient storage for backup, archive, data interchange and disaster recovery.

Overland’s approach emphasizes long-term investment protection for Overland’s customers and reduces the complexities and ongoing costs associated with storage management. Moreover, most of Overland’s products are designed with a scalable architecture which enables companies to purchase additional storage as needed, on a just-in-time basis, and make it available instantly without downtime.

End users of Overland’s products include small and medium enterprises (“SMEs”), small and medium businesses (“SMBs”), distributed enterprise companies such as divisions and operating units of large multi-national corporations, governmental organizations, and educational institutions. Overland’s products are used in a broad range of industries including financial services, video surveillance, healthcare, retail, manufacturing, telecommunications, broadcasting, research and development, and many others.

Overland sell its solutions worldwide in the Americas, Europe, the Middle East and Africa (“EMEA”) and the Asia Pacific (“APAC”) region. Overland generate sales of Overland’s branded products through a worldwide channel, which consists of commercial distributors, direct market resellers (“DMRs”) and value-added resellers (“VARs”).

Overland was incorporated in California in 1980 as Overland Data, Inc., and changed Overland’s name to Overland Storage, Inc. in 2002. Overland’s headquarters is located at 9112 Spectrum Center Boulevard, San Diego, California 92123, and its telephone number is (858) 571-5555.

Overland’s Direction and Strategy

In today’s business environment, Overland believes that improving productivity and effectively managing digital assets, while controlling operating expenses, has become one of the top priorities for organizations worldwide. At the same time, Overland believes that the cost and complexity of managing vital information has risen exponentially. As a result of these opposing forces, Overland believes that many companies find themselves lacking the essential resources and expertise required to adequately manage information across their businesses and they continue to spend a significant portion of their time and money tying isolated islands of data together. Without an effective alternative to mitigate the cost and complexity of traditional approaches, their data simply cannot be effectively shared and sufficiently protected. Overland provides solutions designed to deliver enterprise features with the simplicity that allows organizations to reduce the cost of managing and protecting their information. Overland’s comprehensive data storage and protection solutions are designed to enable IT managers to easily and cost effectively share and preserve critical and non-critical data across their organizations and to provide continuous access, replication for disaster recovery, and reduced backup windows for improved business continuity. Overland’s direction is to extend its current products beyond the data center and distributed enterprise into cloud capabilities and mobile devices.

In May 2014, Overland announced that Overland entered into a definitive agreement for a proposed merger with Sphere 3D, which is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings, allowing the combined company to address the growing virtualization and cloud markets upon the consummation of the proposed merger.

Overland’s Products and Services

Overland’s data management and data protection solutions provide SMEs, SMBs, distributed enterprises and branch offices with disk-based systems for primary or nearline storage, and backup and recovery. For long-term data storage requirements, Overland offers automated tape backup and archive solutions.

Data Management Software

Overland’s GuardianOS® storage-optimized platform is designed for SnapServer® NAS devices and delivers simplified data management and consolidation throughout distributed IT environments by combining cross-platform file sharing with block-level data access on a single device. The flexibility and scalability of GuardianOS® reduces the total cost of ownership of storage infrastructures. In addition to a unified storage architecture, the GuardianOS® platform offers scalability through features such as DynamicRAID®, centralized storage management, and a comprehensive suite of data protection tools. Beginning in August 2014, for customers who have the need to synchronize large data sets over geographically dispersed systems, Overland include Overland’s BitTorrent Sync™ functionality as part of Overland’s GuardianOS® software.

Overland’s Snap Enterprise Data Replicator® (“Snap EDR”) provides multi-directional, WAN-optimized replication for SnapServer® systems. With Snap EDR, administrators can automatically replicate data between multiple SnapServer systems for data distribution, data consolidation, and disaster recovery.

Overland’s AccuGuard® is a powerful windows-based backup and recovery data protection software designed to be used with Overland’s RDX QuikStor® and QuikStation® removable-disk solutions. AccuGuard® is an easy-to-deploy solution that protects Windows servers and desktops on physical machines and in virtual environments. AccuGuard® delivers reliable, automated backup and recovery utilizing a powerful deduplication engine.

Disk Systems

SnapSAN® Storage Area Network Solutions

Overland’s SnapSAN® products provide block-based primary storage for virtual server environments and low latency applications. Systems can be managed through intuitive management interfaces that employ guided wizards to facilitate easy installation and administration. Overland’s SnapSAN® products also offer a powerful set of features including thin provisioning, mirroring for high availability, replication and snapshots for data protection.

•	The SnapSAN® S3000 is a 2U storage array with options for 1Gb or 10Gb iSCSI, Fibre Channel, or SAS host connections, designed for midrange businesses and offers thin provisioning, volume cloning, synchronous and asynchronous remote replication, snapshots and disk spin down for reduced power consumption. The SnapSAN® S3000 can scale up to 384TB using the SnapSAN® Expansions.

•	The SnapSAN® S5000 is a 2U storage array with options for 1Gb or 10Gb iSCSI, Fibre Channel, or SAS host connections, designed for the enterprise and offers the same features as the SnapSAN® S3000 as well as SSD integration for caching and policy-based tiering, performance analysis, and tuning and compliance tools. The SnapSAN® S5000 can scale up to 384TB using the SnapSAN® Expansions.

SnapScale® Clustered Network Attached Storage Solutions

Overland’s SnapScale X2® and SnapScale X4™ products are clustered NAS solutions that enable organizations with rapid or unpredictable data growth to scale capacity and performance without adding management complexity. SnapScale® eliminates islands of storage, which enables scaling without having to predict capacity in advance. SnapScale® writes data across multiple nodes and drives simultaneously for instant protection and high availability. Overland’s SnapScale® products are designed for high performance, high scalability, and are available for the storage and archiving of unstructured data.

•	The SnapScale X2® is a 2U rackmount, which can be configured with up to 12 Nearline SAS hard drives for a minimum capacity of 24TB per node, and can scale out to 512PB with 2-way or 3-way redundancy.

•	The SnapScale X4™ is a high-density 4U rackmount, which can be configured with up to 36 Nearline SAS hard drives for a minimum capacity of 72TB per node, and can scale out to 512PB with 2-way or 3-way redundancy.

SnapServer® Network Attached Storage Solutions

Overland’s SnapServer® solutions are an ideal platform for primary or nearline storage, and deliver stability and best-in-class integration with Windows, UNIX/Linux, and Macintosh environments. For virtual servers and database applications, the SnapServer® family supports iSCSI block-level access with Microsoft VSS and VDS integration to simplify Windows management. For data protection, the SnapServer® family offers RAID replication, and snapshots for point-in-time data recovery. The SnapServer DX Series™ products support DynamicRAID® and traditional RAID levels 0, 1, 5, 6, and 10.

•	The SnapServer® DX1 is a 1U server that can be configured with up to four SATA II drives, and can scale to 120 terabytes of storage capacity by adding SnapExpansion enclosures.

•	The SnapServer® DX2 is a 2U server that can be configured with up to 12 SATA II drives, and can scale to 288 terabytes of storage capacity by adding up to seven SnapExpansion enclosures.

RDX® Removable Disk Solutions

Overland’s RDX® removable disk media are shock resistant to accommodate accidental falls from the rack, desktop or during transport. The media can also be secured with cartridge encryption for additional levels of security. Overland offer two types of RDX® media; media with hard drives inside the cartridge and media with solid-state disks inside. Hard drive RDX® media is designed to provide easy-to-use and reliable data protection, while solid-state disk RDX® media is designed for customers who are operating in environments that need extreme speed and durability in a portable storage device. RDX® removable media are available in several different capacity points, ranging from 64GB to 2TB per cartridge.

•	The RDX QuikStor® removable-media storage system combines the portability and reliability of tape-based backup with the speed and simplicity of hard disk drives in order to deliver reliable and convenient storage for backup, archive, data interchange and disaster recovery. RDX QuikStor® drives utilize either hard disk drives or SSD drives, with either SATA or USB 3.0 connectivity, and provide up to 2TB of data storage.

•	The RDX QuikStation® is a network-attached removable disk array designed to provide a platform for data protection and off-site disaster recovery for SMB environments. The RDX QuikStation® can appear to a host as a tape library, a virtual RDX drive, a stand-alone tape drive, generic disk drives or a combination of disk and tape, offering users versatility and expanded compatibility.

Tape Automation Systems

NEO® Tape-Based Backup and Long-Term Archive Solutions

Overland’s NEO Series® Tape Libraries and Autoloaders are designed for small and medium businesses looking for simple, cost-effective data protection, as well as for complex enterprise environments with stringent performance and data availability requirements. Overland provide a complete range of high capacity, high performance, flexible tape-based solutions for data backup, recovery and archive. When combined with Overland’s SnapServer® systems, its NEO Series® products create a complete disk-to-disk-to-tape solution with a variety of storage capacity options. The NEO® tape solutions are designed to utilize the latest linear tape-open (“LTO”) technologies, and can accommodate up to 24 tape drives and 1,000 cartridges for maximum efficiency and data protection.

•	The NEO® S Series provides affordable tape backup for small and medium businesses. The NEO® S libraries are available in compact rack-mount configurations with either SAS or FC connectivity. The NEO® 100s is a 1U, 9-cartridge, single-drive autoloader that provides up to 56TB of storage capacity. The NEO® 200s is a 2U tape library that supports up to 24 cartridge slots and two tape drives, and delivers up to 150TB of storage capacity. The NEO® 400s is a 4U tape library that supports up to 48 cartridge slots and four tape drives, with a maximum storage capacity of 300TB.

•	The NEO® E Series provides scalable, high capacity, enterprise-class tape automation that is ideal for large businesses. The NEO® E systems incorporate the latest LTO technologies as well as redundant robotics, partitioning capability, mail slot access, and SAS and FC connectivity. The NEO® 2000e is a 5U tape library that supports up to 30 cartridge slots and two tape drives per module. The NEO® 4000e is a 10U tape library that supports up to 60 cartridge slots and four tape drives. The NEO® 2000e and NEO® 4000e modules can be combined to provide a maximum capacity of up to 240 cartridge slots and 16 tape drives. The NEO® 8000e is a 43U tape library that supports up to 500 cartridge slots and 12 tape drives in a single module, scalable up to 1,000 cartridge slots and 24 tape drives.

StorageLoader® and StorageLibrary® Tape-Based Backup Solutions

•	The StorageLoader® Autoloader is available in a 1U form factor, and provides access to eight data cartridges and a single tape drive, delivering up to 50TB of storage capacity.

•	The StorageLibrary® T24 is a 2U form factor, available in both 12-cartridge and 24-cartridge configurations, and supports up to two LTO tape drives.

•	The StorageLibrary® T40+ is a scalable 4U tape library offering up to 40 slots and 4 tape drives in a single module, with the ability to scale to as many as 151 cartridges and 16 tape drives.

Customers

Overland’s solution-focused product offerings are designed specifically for SMEs, SMBs, and distributed enterprises. Overland sells its products through its worldwide distributor and reseller network. A significant portion of Overland’s net revenue is derived from with a limited number of customers. In fiscal 2014 and 2013, the percentage of Overland’s net revenue that was derived from its top five customers was 30.5% and 35.7%, respectively.

All of Overland’s products and services are designed and manufactured to address enterprise customer requirements and reliability standards. The following provides additional detail on Overland’s channels:

•	Distribution channel—Overland’s primary distribution partners in North America include Promark Technology, Ingram Micro Inc., and Synnex Corporation. Overland has over 50 distribution partners throughout Europe and Asia. Overland sells through a two-tier distribution model where distributors sell Overland’s products to system integrators, VARs or DMRs, who in turn sell to end users. Overland supports these distribution partners through Overland’s dedicated field sales force and field engineers. In fiscal 2014, no distribution partner accounted for more than 10% of net revenue. In fiscal 2013, one distribution partner accounted for more than 10% of net revenue.

•	Reseller channel—Overland’s worldwide reseller channel includes systems integrators, VARs and DMRs. Overland’s resellers frequently package Overland’s products as part of a complete data processing system or with other storage devices to deliver a complete storage subsystem. Overland’s resellers also recommend Overland’s products as replacement solutions when backup systems are upgraded or bundle Overland’s products with storage management software specific to the end user’s system. Overland supports the reseller channel through Overland’s dedicated field sales representatives, field engineers and technical support organizations.

Overland divides its worldwide sales into three geographical regions:

•	the Americas, consisting of United States, Canada and Latin America;

•	EMEA, consisting of Europe, the Middle East and Africa; and

•	APAC, consisting of Asia Pacific countries.

Sales to customers outside of the United States represent a significant portion of Overland’s sales and international sales are subject to various risks and uncertainties. Sales generated by Overland’s European channel generally show seasonal slowing during Overland’s first fiscal quarter (July through September), reflecting the summer holiday period in Europe.

The following table, which includes Overland’s acquisition of Tandberg beginning in January 2014, sets forth net revenue by geographic area (in thousands):

	Fiscal Year
	2014	2013
Americas	$24,138	$24,148
Europe, Middle East, Africa	32,070	19,516
Asia Pacific	9,484	4,356

Net revenue	$65,692	$48,020

Sales to customers inside the United States comprised $20.8 million and $23.0 million of Americas net revenue during fiscal 2014 and 2013, respectively. Sales to customers in Germany accounted for $11.3 million and $3.6 million of EMEA net revenue during fiscal 2014 and 2013, respectively. Sales to customers inside France accounted for $6.9 million and $5.7 million of EMEA net revenue during fiscal 2014 and 2013, respectively. No other foreign country had customers that accounted for 10% or more of Overland’s net revenue in fiscal 2014 or fiscal 2013.

Overland provides a full range of marketing materials for Overland’s branded products, including training videos, webinars, product specific literature and application notes. Overland also offers lead generation opportunities and market development funds to key channel partners. Overland’s sales management and field engineering personnel provide support to channel partners and visit potential customer sites to demonstrate the technical advantages of Overland’s products. Overland maintain press relations in the United States and Europe, and Overland participates in national and regional trade shows worldwide.

Customer Service and Support

Customer service and support are key elements of Overland’s strategy and critical components of Overland’s commitment to making enterprise-class support and services available to companies of all sizes. Overland’s technical support staff is trained to assist Overland’s customers with deployment and compatibility for any combination of hardware platforms, operating systems and backup, data interchange and storage management software. Overland’s application engineers assist with more complex customer issues. Overland maintains global toll-free service and support phone lines and Overland also provides self-service and support through its website support portal and email.

Overland’s service offerings provide for on-site service and installation options, round-the-clock phone access to solution experts, and proof of concept and architectural design offerings. Overland is able to provide comprehensive technical assistance on a global scale.

The following details the range of potential warranties Overland currently offers on Overland’s products:

•	one-year and three-year advanced parts replacement;

•	one-year and three-year on-site by next business day service;

•	upgrades to four-hour response for next business day on-site service; and

•	upgrades to 24x7 response for next business day on-site service.

Research and Development

Overland incurred research and development costs of $6.2 million and $6.5 million in fiscal 2014 and 2013, representing 9.4% and 13.6% of net revenue, respectively. In fiscal 2014, Overland continued to augment Overland’s product lines by expanding Overland’s hardware platforms, adding feature enhancements to Overland’s software, and by completing the acquisition of Tandberg. Noteworthy product releases for fiscal 2014 included the SnapScale X4™ clustered NAS platform with 36-drive high density storage nodes, new versions of RAINcloud®OS with additional features including iSCSI support, user and group quotas, VMware certification and enhanced performance. In January 2014, Overland acquired Tandberg which added a range of RDX® products including RDX QuikStor®, RDX QuikStation® and RDX® media, as well as additional tape automation solutions. Overland’s plans for fiscal 2015 include enhancements across all of Overland’s product lines. Particular areas of focus are the introduction of the next generation NAS and Scale-out NAS products, enhanced RDX® product offerings, cloud capabilities and enterprise storage software.

Manufacturing and Suppliers

Overland performs product assembly, integration and testing at its manufacturing facilities in San Diego, California; and Guangzhou, China. Overland purchases disk drives, tape drives, chassis, printed circuit boards, integrated circuits, and other major components from outside suppliers. Overland carefully selects suppliers based on their ability to provide quality parts and components which meet technical specifications and volume requirements. Overland actively monitors these suppliers but Overland is subject to substantial risks associated with the performance of its suppliers. For certain components, Overland qualifies only a single source, which magnifies the risk of shortages and decreases its ability to negotiate with that supplier.

Backlog

Overland manufactures its products based on a combination of Overland’s forecast of customer demand and specific order requirements. Orders are generally placed by customers on an as-needed basis. A substantial portion of Overland’s products are sold on the basis of standard purchase orders that are cancelable prior to shipment without penalty. Overland ship most of the backlog that Overland accumulate during any particular fiscal quarter in the same quarter in which the backlog initially occurs. Therefore, Overland’s backlog generally grows during the initial part of each fiscal quarter and shrinks during the latter part of the quarter to reach its lowest levels at the end of that same quarter, by which time shipments have occurred. As a result, Overland’s backlog as of the end of any fiscal quarter is not expected to be material and is not a predictor of future sales.

Competition

The worldwide storage market is highly competitive. Competitors vary in size from small start-ups to large multi-national corporations which may have substantially greater financial, research and development and marketing resources. Overland’s primary disk-based platform competitors are EMC Corporation (both branded EMC and Iomega division), NetGear, Inc., NetApp, Inc., Hewlett-Packard Company (“HP”), International Business Machines Corporation (“IBM”), and Dell Inc. (“Dell”). Key competitive factors in these markets include performance, functionality, scalability, availability, interoperability, connectivity, time to market enhancements, and total value of ownership. Barriers to entry for disk-based backup products are low. In the tape automation market, Overland believes its primary competitors are Dell, HP, Spectra Logic, and Quantum Corporation. Key competitive factors include product features, reliability, durability, scalability, and price. Barriers to entry in tape automation are relatively high.

The markets for all of Overland’s products are characterized by significant price competition and Overland anticipates that its products will continue to face price pressure.

Proprietary Rights

General—Overland presently holds 74 United States patents and Overland has 17 United States patents pending. In general, these patents have a 20-year term from the first effective filing date for each patent. The patents that are material to Overland’s business will begin to expire in November 2015. Overland also holds a number of foreign patents and patent applications for certain of Overland’s products and technologies. These rights, however, may not prevent competitors from developing products substantially equivalent or superior to Overland’s products. In addition, Overland’s present and future patents may be challenged, invalidated or circumvented, reducing or eliminating Overland’s proprietary protection. Overland continues to be diligent about maintaining its patent portfolio and monitoring potential infringement of its patents.

Employees

As of June 30, 2014, Overland had 482 full-time employees and 5 part-time employees, including 109 in sales and marketing, 34 in research and development, 301 in manufacturing and operations and 43 in finance, information systems, human resources and other management. There are no collective bargaining contracts covering any of the employees and Overland believes that its relationship with Overland’s employees is good.

Financial Information about Segments and Geographic Areas

Overland operates its business in one reportable segment. For information about Overland’s net revenue by product, and net revenue and long-lived assets broken down by geographic area, see Overland’s consolidated financial statements and refer to “Information about Products and Services” and “Information about Geographic Areas”.

Recent Developments

•	In May 2014, Overland announced that it entered into a definitive agreement for a proposed merger with Sphere 3D. Pursuant to the terms of the merger agreement, upon the consummation of the merger, Overland would become a wholly owned subsidiary of Sphere 3D. The merger is expected to close in the second quarter of fiscal 2015.

•	In June 2014, Overland won “Tape-Based Product of the Year” at the 2014 Storage Awards for Overland’s NEO® 8000e tape library.

•	In July 2014, Overland settled all claims in Overland’s patent infringement litigation filed against BDT Media Automation GmbH (“BDT”). In connection with the settlement, Overland entered into a patent cross-license agreement with BDT.

•	In August 2014, Overland announced its collaboration with BitTorrent, Inc. to embed BitTorrent Sync™ within Overland’s SnapServer® NAS product line. This solution delivers an integrated, secure private cloud mobility solution, and synchronizes files between geographically-dispersed mobile devices, tablets, desktop clients, and networked storage systems with no transfer limits or subscription fees.

•	In August 2014, Overland launched the V3 hyper-converged virtual desktop appliances to address the rapidly-growing virtualization and cloud markets. Developed in partnership with Sphere 3D, the V3 appliances are the first in a series of planned turn-key solutions that will expand Overland’s product portfolio. The “purpose-built” V3 appliance delivers an easy-to-deploy virtual desktop solution with simplified management tools and lower total cost of ownership.

•	In August 2014, Overland announced the availability of its GuardianOS® 7.6 release software in a new desktop form factor NAS platform. With a small desktop footprint, the SnapServer XSD 40™ is the newest member of Overland’s scalable SnapServer® Series of NAS servers, and with SnapServer Manager™, makes it easy for customers with small or remote offices to easily manage and protect their data from a central console.

Additional Information

Overland’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available on Overland’s website at http://www.overlandstorage.com, free of charge, as soon as reasonably practicable after Overland electronically files such reports with, or furnish those reports to, the Securities and Exchange Commission. The contents of Overland’s website are not a part of this proxy statement/prospectus.

Properties.

Overland’s headquarters is located in San Diego, California, where it leases a 51,000 square foot facility in a light industrial complex. The lease expires in March 2019. This facility houses manufacturing, repair services, research and development, technical support, and administrative functions.

Overland leases a 86,900 square foot facility in Guangzhou, China. This lease expires in July 2016. This facility houses manufacturing and repair services. Overland owns a 25,600 square foot facility in Dortmund, Germany. This facility houses sales and marketing, repair services, technical support, and administrative functions. Overland leases a 20,777 square foot facility in San Jose, California. The lease expires in May 2017 and can be renewed for one additional five-year period. The San Jose facility houses research and development, technical support, sales and marketing, and administrative functions. Overland leases other sales offices and research and development facilities throughout the U.S. and internationally.

Legal Proceedings.

Overland is from time to time involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Overland does not believe any such legal proceedings or claims will have, individually or in the aggregate, a material adverse effect on Overland’s business, liquidity, results of operations, or financial position. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm Overland’s business.

Proposed Merger

In May 2014, Overland announced that it had signed an agreement and plan of merger with Sphere 3D. Since the merger was announced, four separate putative shareholder class action lawsuits were filed against Overland, all of its directors, Merger Sub, and Sphere 3D (the “Company Defendants”) in the California Superior Court in and for the County of San Diego (the “Merger Actions”). Three of the lawsuits also named as a defendant Cyrus Capital Partners, the investment manager of the Cyrus Funds, which own the majority of Overland shares. On June 25, 2014, the Superior Court entered an order providing for the consolidation of all cases relating to Overland’s decision to enter into the merger agreement with Sphere 3D. These cases have been consolidated before a single judge and are referred to as In re Overland Storage Inc., Shareholders Litigation, Lead Case No. 37-2014-00016017-CU-SL-CTL (the “Consolidated Action”). On July 30, 2014, the plaintiffs filed their consolidated amended complaint. The lawsuit alleges breaches of fiduciary duties and conflicts of interest against Overland’s directors relating to the merger process, the terms of the merger agreement, and the consideration to be received by Overland’s shareholders under the terms of the merger agreement. The lawsuit alleges that the other defendants aided and abetted the purported breaches of fiduciary duties by Overland’s directors. The relief sought includes an injunction prohibiting the consummation of the proposed merger, rescission of the merger to the extent already implemented or rescissory damages, damages, and an award of attorneys’ fees and costs.

On October 13, 2014, the plaintiffs and the Company Defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Consolidated Action and Merger Actions. The Memorandum of Understanding provides, among other things, that additional disclosures would be made concerning the analysis performed by Overland’s financial advisor relating to the proposed merger, Overland’s management projections, and the circumstances leading up to the proposed merger. Such additional disclosures are contained in this proxy statement/prospectus.

While Overland believes that the lawsuits are without merit, and Overland specifically denies the allegations made in the lawsuits and maintains that it and the other defendants committed no wrongdoing whatsoever, to permit the timely consummation of the proposed merger, and without admitting the validity of any allegations made in the lawsuits, Overland concluded that it is desirable that the Consolidated Action and Merger Actions be resolved. The proposed settlement of the Consolidated Action and Merger Actions, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the defendants relating to the proposed merger and the allegations in the Consolidated Action and Merger Actions. There can be no assurance that the settlement will be finalized or that the Superior Court will approve the settlement.

Patent Infringement

In August 2010, Overland filed a patent infringement lawsuit in the United States District Court for the Southern District of California against BDT AG, BDT Products, Inc., and BDT-Solutions GmbH. In October 2010, Overland filed an amended complaint for patent infringement in that court naming the following defendants: BDT AG; BDT Products, Inc.; BDT-Solutions GmbH & Co. KG; BDT Automation Technology (Zhuhai FTZ) Co., Ltd.; BDT de México, S. de R.L. de C.V.; IBM; and Dell. The lawsuit claimed infringement of two of Overland’s U.S. Patents; Nos. 6,328,766 and 6,353,581.

In November 2011, Overland entered into a multi-year settlement and cross-licensing agreement with IBM pursuant to which Overland released all claims Overland had against IBM and Dell in connection with the patent infringement lawsuits Overland had filed.

In July 2014, Overland entered into a settlement and cross-license agreement with BDT pursuant to which Overland released all claims it had against BDT. In connection with the settlement, Overland also dismissed its patent infringement claims filed against PivotStor, LLC, a BDT customer based in Irvine, California, which was pending in the United States District Court for the Southern District of California.

In June 2012, Overland filed patent infringement lawsuits in the United States District Court for the Southern District of California against Spectra Logic Corporation (“Spectra Logic”), based in Boulder, Colorado; and Qualstar Corporation, based in Simi Valley, California. In the Spectra Logic case, Overland claimed infringement of U.S. Patent Nos. 6,328,766 and 6,353,581. In the Qualstar case, Overland claimed infringement of U.S. Patent No. 6,328,766.

In June 2013, Spectra Logic filed a Petition for Inter Partes Review of the claims of U.S. Patent No. 6,328,766 with the United States Patent and Trademark Office. The petition has been assigned Case No. IPR2013-00357. In December 2013, the United States Patent and Trademark Office initiated an inter partes review proceeding involving U.S. Patent No. 6,328,766. The inter partes review proceeding is ongoing.

In January 2014 and February 2014, the District Court for the Southern District of California stayed Overland’s litigation against Qualstar and Spectra Logic, respectively, pending the results of the inter partes review filed by Spectra Logic. Overland is continuing to pursue Overland’s claims against Spectra Logic and Qualstar.

In May 2013, Safe Storage LLC (“Safe Storage”), a Delaware limited liability company, filed a complaint against us in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,978,346 by Overland’s products. Safe Storage is seeking monetary damages from us and injunctive relief.

Patent Litigation Funding Agreement

In December 2010, Overland entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against us in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that Overland’s January 2014 acquisition of Tandberg entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore the Company’s refusal to make the payment constitutes a breach of the Funding Agreement by us. The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees. Overland believes the lawsuit to be without merit and intend to vigorously defend against the action.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward- looking statements are not guarantees of performance and Overland’s actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: Overland’s anticipated closing of the merger with Sphere 3D; Overland’s ability to successfully integrate the businesses of Tandberg Data with Overland’s other businesses; Overland’s ability to maintain and increase sales volumes of Overland’s products; Overland’s ability to continue to aggressively control costs and operating expenses; Overland’s ability to achieve the intended cost savings and maintain quality with Overland’s manufacturing partner; Overland’s ability to generate cash from operations; the ability of Overland’s suppliers to provide an adequate supply of components for Overland’s products at prices consistent with historical prices; Overland’s ability to raise outside capital and to repay Overland’s debt as it comes due; Overland’s ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Overland’s competitors; Overland’s ability to maintain strong relationships with branded channel partners; Overland’s ability to maintain the listing of Overland’s common stock on the NASDAQ Capital Market; customers’, suppliers’, and creditors’ perceptions of Overland’s continued viability; rescheduling or cancellation of customer orders; loss of a major customer; Overland’s ability to enforce Overland’s intellectual property rights and protect Overland’s intellectual property (including the outcome of Overland’s ongoing patent litigation); general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions. In evaluating such statements Overland urges you to specifically consider various factors identified in this proxy statement/prospectus, including the matters set forth under the heading “Risk Factors” beginning on page 27, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and Overland undertakes no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements. Share and per share amounts herein have been adjusted to give effect to the April 9, 2014 one-for-five reverse stock split.

Overland is a trusted global provider of unified data management and data protection solutions across the data lifecycle. Overland provides an integrated range of technologies and services for primary, nearline, offline, and archival data storage. Overland’s solutions consolidate and protect data for easy and cost-effective management of different tiers of information whether the distributed data is local or global based. In May 2014, Overland announced that Overland entered into a definitive agreement for a proposed merger with Sphere 3D, which is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings, allowing the combined company to address the growing virtualization and cloud markets upon the consummation of the merger.

Overland develops and deliver a comprehensive solution set of award-winning products and services for storing data throughout the organization and during the entire data lifecycle. Overland’s SnapScale® clustered NAS products allow customers to scale-out in capacity and performance as their storage needs grow. Overland’s SnapServer® products are unified NAS servers that integrate into businesses requiring simple, expandable block and file storage. Overland’s SnapSAN® products are SAN arrays designed to ensure primary and secondary data is accessible and protected regardless of its location. Overland’s SnapScale®, SnapServer®, and SnapSAN® solutions are available with backup, replication, and mirroring software in highly scalable configurations. These solutions provide simplified disk-based data protection and maximum flexibility to protect mission critical data for both continuous local backup and remote disaster recovery. Overland’s NEO Series®, StorageLoader®, and StorageLibrary® tape library solutions are designed to meet the need for cost-effective, reliable data storage for long-term archiving and data storage compliance requirements, offering a wide range of capacity, performance and feature sets.

In January 2014, Overland completed its acquisition of Tandberg which added a range of RDX® products including RDX QuikStor®, RDX QuikStation® and RDX® media, as well as additional tape automation solutions. Overland’s RDX QuikStor® and QuikStation® removable media-based storage systems offer reliable and convenient storage for backup, archive, data interchange and disaster recovery.

Overland’s approach emphasizes long-term investment protection for its customers and reduces the complexities and ongoing costs associated with storage management. Moreover, most of Overland’s products are designed with a scalable architecture which enables companies to purchase additional storage as needed, on a just-in-time basis, and make it available instantly without downtime.

End users of Overland’s products include SMEs and SMBs, distributed enterprise companies such as divisions and operating units of large multi-national corporations, governmental organizations, and educational institutions. Overland’s products are used in a broad range of industries including financial services, video surveillance, healthcare, retail, manufacturing, telecommunications, broadcasting, research and development, and many others.

See “Part I, Item 1. Business” of this report for more information about Overland’s business, products and operations.

Overview

This overview discusses matters on which Overland’s management primarily focuses in evaluating Overland’s financial position and operating performance.

Generation of revenue. Overland generates the majority of its revenue from sales of its data protection products. The balance of Overland’s revenue is provided by selling maintenance contracts and rendering related services. The majority of Overland’s sales are generated from sales of its branded products through a worldwide channel, which includes systems integrators and VARs.

Overland reported net revenue of $65.7 million for fiscal 2014, compared with $48.0 million for fiscal 2013. Overland incurred a net loss of $22.9 million, or $1.99 per share, for fiscal 2014 compared with a net loss of $19.6 million, or $3.41 per share, for fiscal 2013.

Acquisition. In January 2014, Overland completed its acquisition of Tandberg, a privately held global leader of data storage and data protection solutions in exchange for shares of Overland’s common stock, and Tandberg became a wholly-owned subsidiary of Overland. Overland’s financial position and operating performance include the financial position of Tandberg and operating performance from and after January 21, 2014.

Liquidity and capital resources. At June 30, 2014, Overland had a cash balance of $4.3 million, compared to $8.8 million at June 30, 2013. In fiscal 2014, Overland incurred a net loss of $22.9 million. At June 30, 2014, Overland had a balance of $19.9 million recorded as long-term debt of which $14.5 million was owed to a related party. At June 30, 2014, Overland’s credit facility had a remaining external borrowing capacity of up to $2.6 million. Cash management and preservation continue to be a top priority. Overland expects to incur negative operating cash flows during the continued period of integration for Overland’s acquisition completed in January 2014 as Overland works to combine the entities and to improve operational efficiencies.

Management of Overland has projected that cash on hand, Overland’s short-term investment (the common shares of Sphere 3D Overland own), available borrowings under Overland’s credit facility, and other sources of funding will be sufficient to allow us to continue operations for the next 12 months. Significant changes from Overland’s current forecasts, including, but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, (iv) changes to the historical timing of collecting accounts receivable, and/or (v) Overland’s inability to liquidate Overland’s short-term investment could have a material adverse impact on Overland’s ability to access the level of funding necessary to continue Overland’s operations at current levels. If any of these events occur or if Overland is not able to secure additional funding (including from Sphere 3D), Overland may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm Overland’s business, results of operations and future prospects, and/or prevent us from consummating the proposed merger with Sphere 3D. Overland may seek debt, equity or equity-based financing (such as convertible debt) when market conditions and the merger agreement with Sphere 3D permit.

As of June 30, 2014, Overland had working capital of $11.8 million, reflecting increases in current assets and current liabilities of $16.4 million and $11.4 million, respectively, during fiscal 2014. The increase in current assets and current liabilities as a whole, is related to Overland’s acquisition completed in January 2014. The increase in current assets is primarily attributable to (i) a $7.5 million increase in accounts receivable, a (ii) a $5.2 million increase in inventory, and a $7.8 million increase in Overland’s short-term investment in Sphere 3D, offset by a $4.6 million decrease in cash. The increase in current liabilities is primarily attributable to (i) a $7.7 million increase in accounts payable and accrued liabilities, (ii) a $1.9 million increase in other current liabilities, and (iii) a $1.4 million increase in accrued payroll and employee compensation related to an increase in average year-to-date headcount from Overland’s acquisition in January 2014.

Recent Developments

•	In May 2014, Overland announced that it entered into a definitive agreement for a proposed merger with Sphere 3D. Pursuant to the terms of the merger agreement, upon the consummation of the merger, Overland would become a wholly owned subsidiary of Sphere 3D. The merger is expected to close in the second quarter of fiscal 2015.

•	In June 2014, Overland won “Tape-Based Product of the Year” at the 2014 Storage Awards for Overland’s NEO® 8000e tape library.

•	In July 2014, Overland settled all claims in its patent infringement litigation filed against BDT. In connection with the settlement, Overland entered into a patent cross-license agreement with BDT.

•	In August 2014, Overland announced its collaboration with BitTorrent, Inc. to embed BitTorrent Sync™ within Overland’s SnapServer® NAS product line. This solution delivers an integrated, secure private cloud mobility solution, and synchronizes files between geographically-dispersed mobile devices, tablets, desktop clients, and networked storage systems with no transfer limits or subscription fees.

•	In August 2014, Overland launched the V3 hyper-converged virtual desktop appliances to address the rapidly-growing virtualization and cloud markets. Developed in partnership with Sphere 3D, the V3 appliances are the first in a series of planned turn-key solutions that will expand Overland’s product portfolio. The “purpose-built” V3 appliance delivers an easy-to-deploy virtual desktop solution with simplified management tools and lower total cost of ownership.

•	In August 2014, Overland announced the availability of Overland’s GuardianOS® 7.6 release software in a new desktop form factor NAS platform. With a small desktop footprint, the SnapServer XSD 40™ is the newest member of Overland’s scalable SnapServer® Series of NAS servers, and with SnapServer Manager™, makes it easy for customers with small or remote offices to easily manage and protect their data from a central console.

•	In October 2014, Overland entered into the Loan Agreement with Lender. Pursuant to the Loan Agreement, the Lender loaned to Overland $7.5 million. The net proceeds of the Loan shall be used by Overland (i) to make the Sphere Repayment and (ii) for working capital and general corporate purposes.

Critical Accounting Policies and Estimates

Overland’s discussion and analysis of its financial position and results of operations are based upon Overland’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements requires that Overland makes estimates and judgments that affect the reported amounts of assets, liabilities, net revenue and expenses, and related disclosure of contingent liabilities. Overland reviews its estimates on an ongoing basis. Overland bases its estimates on historical experience and on various assumptions that Overland believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those policies that, in Overland’s management’s view, are most important in the portrayal of Overland’s financial condition and results of operations. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. The footnotes to Overland’s consolidated financial statements also include disclosure of significant accounting policies. Overland believes the critical accounting policies below to be critical to the judgments, estimates and assumptions used in the preparation of the consolidated financial statements.

Revenue Recognition

Overland recognizes revenue from sales of products when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales (excluding sales to distributors) is recognized upon shipment of products to Overland’s customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under Overland’s warranty policy.

Generally, title and risk of loss transfer to the customer when the product leaves Overland’s dock, except for Overland’s Tandberg subsidiary, where title and risk of loss generally transfer to the customer when the product arrives at the customer’s location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because Overland is unable to estimate its exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn sold to the ultimate customer by the distributor. For products in which software is more than an incidental component, Overland recognizes revenue in accordance with current authoritative guidance for software revenue recognition.

Inventory Valuation

Overland records inventories at the lower of cost or market. Overland assesses the value of its inventories periodically based upon numerous factors including, among others, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, Overland writes-down its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value. If actual market conditions are less favorable than Overland projects, it may need to record additional inventory adjustments and adverse purchase commitments.

Goodwill and Purchased Intangible Assets

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is measured and tested for impairment on an annual basis or more frequently if Overland believes indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability, or a sustained decline in Overland’s market capitalization.

Purchased intangible assets are amortized on a straight-line basis over their economic lives of three to ten years for developed technology, and 15 years for customer relationships as Overland believes this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. When the carrying value is not considered recoverable, an impairment loss for the amount by which the carrying value of an intangible asset exceeds its fair value is recognized, with an offsetting reduction in the carrying value of the related intangible asset. If Overland’s future results are significantly different than forecasted, Overland may be required to further evaluate its intangible assets for recoverability and such analysis could result in an impairment charge in a future period.

Warranty Obligations

For return-to-factory and on-site warranties, Overland accrues for warranty costs at the time revenue is recognized based on contractual rights and on the historical rate of claims and costs to provide warranty services. If Overland experiences an increase in warranty claims above historical experience or Overland’s costs to provide warranty services increase, Overland may be required to increase Overland’s warranty accrual. Any such unforeseen increases may have an adverse impact on Overland’s gross margins in the periods in which they occur. Similarly, if Overland experiences a decrease in warranty claims or Overland’s costs to provide services decline, Overland may be required to decrease Overland’s warranty accrual, which may have a favorable impact on Overland’s gross margins in the periods in which they occur.

Warrants

Overland has warrants to purchase common stock that are issued and outstanding and have been classified as equity. The terms of these warrants, in particular their anti-dilution provisions, are evaluated on an on-going basis to determine whether equity classification remains appropriate. If these warrants were classified as a liability obligation, then the warrants would be adjusted to fair value at each reporting period with the fair market value adjustments being recorded to earnings.

Results of Operations

The following table sets forth certain financial data as a percentage of net revenue:

	Fiscal Year
	2014	2013
Net revenue	100.0%	100.0%
Cost of revenue	69.1	65.0

Gross profit	30.9	35.0
Operating expenses:
Sales and marketing	28.0	36.6
Research and development	9.4	13.6
General and administrative	29.9	24.1

	67.3	74.3
Loss from operations	(36.4)	(39.3)
Other income (expense), net	(2.3)	(1.2)

Loss before income taxes	(38.7)	(40.5)
Provision for income taxes	(3.9)	0.3

Net loss	(34.8)%	(40.8)%

A summary of the sales mix by product follows:

	Fiscal Year
	2014	2013
Disk systems	37.0%	20.0%
Tape automation systems	21.6	35.0
Tape drives and media	15.0	5.1
Service	26.4	39.9

	100.0%	100.0%

Fiscal 2014 compared with Fiscal 2013

Net Revenue. Net revenue increased to $65.7 million during fiscal 2014 from $48.0 million during fiscal 2013, an increase of $17.7 million, or 36.9%. The increase in net revenue, is related to Overland’s acquisition completed in January 2014, which contributed $25.5 million in net revenue in fiscal 2014. The increase from Overland’s acquisition was partially offset by a $3.5 million decrease in revenue from Overland’s branded products, primarily as a result of decreased sales volumes of Overland’s products sold in the Americas and EMEA regions, and a $3.5 million decrease in service revenue. OEM revenue represented approximately 15.0% of net revenue in fiscal 2014 compared to 12.2% of net revenue fiscal 2013.

Product Revenue

Net product revenue increased to $48.4 million during fiscal 2014 from $28.8 million during fiscal 2013. The increase of approximately $19.6 million, or 68.1%, resulted from Overland’s acquisition that was completed in January 2014, which contributed $23.8 million of product revenue in fiscal 2014. The increase from Overland’s acquisition was offset by a decrease in revenue from Overland’s branded products due to a decrease in sales of Overland’s tape automation systems of $4.2 million.

Service Revenue

Net service revenue decreased to $17.3 million during fiscal 2014 from $19.2 million during fiscal 2013. The decrease of approximately $1.9 million, or 9.9%, was primarily due to decreased service revenue from extended service contracts primarily related to lower tape automation system sales in EMEA and the Americas regions, offset by $1.7 million of service revenue generated by Overland’s acquisition that was completed in January 2014.

Gross Profit. Overall gross profit increased to $20.3 million during fiscal 2014 compared to $16.8 million during fiscal 2013. Gross margin decreased to 30.9% during fiscal 2014 from 35.0% during fiscal 2013. The decrease in overall gross margin was primarily due to a 13.6% decrease in Overland’s service revenue as a percentage of net revenue, whereby service revenue typically has a higher gross margin than product revenue. The change to the net revenue mix was primarily related to Overland’s acquisition completed in January 2014.

Product Revenue

Gross profit on product revenue during fiscal 2014 was $10.2 million compared to $3.9 million during fiscal 2013. The increase of $6.3 million, or 162%, was primarily due increase sales volumes related to Overland’s acquisition completed in January 2014. Gross margin on Overland’s products was 21.1% for fiscal 2014 compared to 13.5% for fiscal 2013 due to higher margins for the sale of products Overland acquired through its acquisition that was completed in January 2014.

Service Revenue

Gross profit on service revenue during fiscal 2014 was $10.1 million compared to $12.9 million during fiscal 2013. The decrease of $2.8 million, or 21.7%, was primarily due to a decrease in extended service contracts related to a decrease in product sales. Gross margin on service revenue was 58.4% for fiscal 2014 compared to 67.3% for fiscal 2013 due to allocation of fixed costs over a smaller revenue base.

Sales and Marketing Expense. Sales and marketing expense in fiscal 2014 increased to $18.4 million from $17.6 million during fiscal 2013. The increase of $0.8 million, or 4.5%, was primarily a result of an increase of $2.2 million in employee and related expenses associated with an increase in Overland’s average headcount after Overland’s acquisition completed in January 2014; offset by a decrease of $0.7 million in share-based compensation expense, and a decrease of $0.5 million in public relations and advertising expense.

Research and Development Expense. Research and development expense in fiscal 2014 decreased to $6.2 million from $6.5 million during fiscal 2013. The decrease of $0.3 million, or 4.6%, was primarily a result of a decrease in outside contractors as well as a decrease in employee and related expenses associated with a decrease in Overland’s average headcount.

General and Administrative Expense. General and administrative expense in fiscal 2014 increased to $19.7 million from $11.6 million during fiscal 2013. The increase of $8.1 million, or 69.8%, was primarily a result of a $3.4 million increase in legal and advisory expenses primarily related to the completion and integration of Overland’s acquisition in January 2014 and Overland’s proposed merger with Sphere 3D announced in May 2014, a $2.8 million increase in employee related expenses primarily associated with an increase in headcount, and a $1.8 million increase in outside contractor expenses, each primarily related to the completion and integration of Overland’s acquisition in January 2014.

Interest Expense. Overland incurred interest expense of $1.2 million and $0.6 million during fiscal 2014 and 2013, respectively. The increase was primarily related to interest expense for the convertible notes Overland sold in fiscal 2014.

Other Income (Expense), Net. During fiscal 2014, Overland incurred $0.3 million of other income (expense), net, compared with $13,000 of expense during fiscal 2013. In fiscal 2014, other income (expense), net primarily related to realized foreign currency losses.

Provision for Income Taxes. During fiscal 2014, Overland recognized income tax benefit of $2.6 million compared to a tax expense of $0.2 million in fiscal 2013. In fiscal 2014, the tax benefit primarily related to unrealized gains on Overland’s related party short-term investment, which will adjust as the unrealized gains change or when the unrealized gains are realized. In fiscal 2013, the tax expense primarily related to taxes for Overland’s foreign subsidiaries.

Liquidity and Capital Resources

At June 30, 2014, Overland had a cash balance of $4.3 million, compared to $8.8 million at June 30, 2013. In fiscal 2014, Overland incurred a net loss of $22.9 million. At June 30, 2014, Overland had a balance of $19.9 million recorded as long-term debt of which $14.5 million was owed to a related party. At June 30, 2014, Overland’s credit facility had a remaining external borrowing capacity of up to $2.6 million. Cash management and preservation continue to be a top priority. Overland expects to incur negative operating cash flows during the continued period of integration for Overland’s acquisition completed in January 2014 as Overland works to combine the entities and to improve operational efficiencies.

As of June 30, 2014, Overland had working capital of $11.8 million, reflecting decreases in current assets and current liabilities of $16.4 million and $11.4 million, respectively, during fiscal 2014. The increase in current assets and current liabilities as a whole, is related to Overland’s acquisition completed in January 2014. The increase in current assets is primarily attributable to (i) a $7.5 million increase in accounts receivable, a (ii) a $5.2 million increase in inventory, and a $7.8 million increase in Overland’s short-term investment in Sphere 3D, offset by a $4.6 million decrease in cash. The increase in current liabilities is primarily attributable to (i) a $7.7 million increase in accounts payable and accrued liabilities, (ii) a $1.9 million increase in other current liabilities, and (iii) a $1.4 million increase in accrued payroll and employee compensation related to an increase in average year-to-date headcount from Overland’s acquisition in January 2014.

Overland’s management has projected that cash on hand, Overland’s short-term investment (the common shares of Sphere 3D Overland own), available borrowings under Overland’s credit facility, and other sources of funding will be sufficient to allow us to continue operations for the next 12 months. Significant changes from Overland’s current forecasts, including, but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, (iv) changes to the historical timing of collecting accounts receivable, and/or (v) Overland’s inability to liquidate Overland’s short-term investment could have a material adverse impact on Overland’s ability to access the level of funding necessary to continue Overland’s operations at current levels. If any of these events occur or if Overland is not able to secure additional funding (including from Sphere 3D), Overland may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm Overland’s business, results of operations and future prospects, and/or prevent us from consummating the proposed merger with Sphere 3D. Overland may seek debt, equity or equity-based financing (such as convertible debt) when market conditions and the merger agreement with Sphere 3D permit.

As a result of Overland’s recurring losses from operations and negative cash flows, the report from Overland’s independent registered public accounting firm regarding Overland’s consolidated financial statements for the year ended June 30, 2014 includes an explanatory paragraph expressing substantial doubt about Overland’s ability to continue as a going concern.

During fiscal 2014, Overland used cash in operating activities of $19.0 million, compared to $14.0 million in fiscal 2013. The use of cash during fiscal 2014 was primarily a result of Overland’s net loss of $22.9 million offset by $4.4 million in non-cash items, which were primarily share-based compensation, deferred tax benefit, depreciation and amortization. In addition, Overland had decreases in inventory and deferred revenue.

Overland generated cash in investing activities of $0.9 million during fiscal 2014, compared to cash used in investing activities of $1.0 million in fiscal 2013. In fiscal 2014, Overland assumed $1.7 million of cash and $0.4 million of restricted cash (no longer restricted at the end of fiscal 2014) from Overland’s acquisition completed in January 2014, offset by $0.3 million of intangible assets purchased related to a technology license agreement. During both fiscal 2014 and 2013, capital expenditures totaled $1.0 million. In fiscal 2014, such expenditures were primarily associated with the implementation of a new enterprise resource planning system. In fiscal 2013, such expenditures were associated with machinery and equipment to support quality assurance, as well as computer equipment and software associated with the replacement of Overland’s enterprise resource planning system.

Overland generated cash from Overland’s financing activities of $13.5 million during fiscal 2014, compared to $13.3 million during fiscal 2013. During fiscal 2014, Overland received $7.0 million from the sale of Overland’s convertible notes, $5.0 million from a note payable with a related party, and $1.9 million from net proceeds from Overland’s credit facility; offset by $0.5 million paid for taxes for net settlement of restricted stock units. During fiscal 2013, Overland received $13.25 million (net proceeds of approximately $13.0 million) from the sale of Overland’s convertible notes, $1.0 million from the issuance of common stock; offset by $0.8 million paid for taxes for net settlement of restricted stock units.

Off-Balance Sheet Arrangements

During the ordinary course of business, Overland provides standby letters of credit to third parties as required for certain transactions initiated by us. As of June 30, 2014, Overland had standby letters of credit of $0.7 million that were not recorded on Overland’s consolidated balance sheets.

Contractual Obligations

The following schedule summarizes Overland’s contractual obligations to make future payments at June 30, 2014 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt—related party, including interest(1)	$18,139	$1,025	$4,502	$12,612	$—
Credit facility	5,407	—	5,407	—	—
Operating lease obligations(2)	7,948	2,690	3,637	1,601	20
Purchase obligations(3)	2,461	2,461	—	—	—

Total contractual obligations	$33,955	$6,176	$13,546	$14,213	$20

Other commercial commitments:
Letters of credit	$662	$662	$—	$—	$—

(1)	Long-term debt includes Overland’s related party notes. Interest payments have been calculated using the amortization profile of the debt outstanding at June 30, 2014, taking into account the fixed rate paid at Overland’s fiscal year end.
(2)	Represents contractual lease obligations under non-cancelable operating leases.
(3)	Represents purchase orders for inventory and non-inventory items entered into prior to June 30, 2014, with purchase dates extending beyond July 1, 2014. Some of these purchase obligations may be canceled.

Inflation

Inflation has not had a significant impact on Overland’s operations during the periods presented. Historically, Overland have been able to pass on to Overland’s customers increases in raw material prices caused by inflation. If at any time Overland cannot pass on such increases, Overland’s margins could suffer.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Quantitative and Qualitative Disclosures about Market Risk.

Market risk represents the risk of loss that may impact Overland’s financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. Overland is exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to Overland’s normal operating and funding activities. Historically, Overland has not used derivative instruments or engaged in hedging activities.

Foreign Currency Risk. Overland conducts business on a global basis and essentially all of Overland’s products sold in international markets are denominated in U.S. dollars. Historically, export sales have represented a significant portion of Overland’s sales and are expected to continue to represent a significant portion of sales. Overland’s wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. The effect of exchange rate fluctuations on Overland’s results of operations resulted in a loss of $353,000 and $19,000 for fiscal 2014 and fiscal 2013, respectively.

SPHERE 3D’S BUSINESS

Corporate Structure

Sphere 3D was incorporated on May 2, 2007 under OBCA as “T.B. Mining Ventures Inc.” (“T.B. Mining”). On December 21, 2012, Sphere 3D completed a transaction, whereby a subsidiary of T.B. Mining acquired 100% of the operating business of Sphere 3D Inc. and the former shareholders of Sphere 3D Inc. acquired control of T.B. Mining through a reverse takeover. In connection with the reverse takeover, T.B. Mining changed its name to “Sphere 3D Corporation”.

Prior to the reverse takeover of T.B. Mining, Sphere 3D, Inc. (“S3D Inc.”) was a privately owned Canadian company. During the first quarter of 2012, the board of directors of S3D Inc. determined that it would be in the best interest of S3D Inc. to seek a public listing in order to more readily access capital and to attract skilled employees, in each case for the purpose of achieving the company’s business plan. Management then explored various options available for achieving a public listing in Canada and determined that a “qualifying transaction” with a “capital pool company” listed on the TSXV would be the most advantageous. S3D Inc. initially became a publicly reporting company in Canada by way of a “qualifying transaction” with T.B. Mining, a “capital pool company” established pursuant to the rules of the TSXV. Following the transaction, T.B. Mining changed its name to Sphere 3D Corporation and S3D Inc. became a wholly-owned subsidiary of Sphere 3D Corporation.

The capital pool company program is a unique two-stage listing process offered by the TSXV. In stage one a capital pool company is listed on the TSXV by way of an initial public offering. In stage two, the capital pool company acquires an asset or completes a transaction with a privately owned business which results in the listing of the acquired business on the TSXV. This is a widely used and accepted “going public” structure for Canadian companies and is highly regulated by the TSXV and Canadian provincial securities regulators.

Inter-corporate Relationships

The following chart illustrates the structure of Sphere 3D and its subsidiaries as at the date hereof (including the jurisdiction of incorporation):

General Development of Sphere 3D’s Business

Sphere 3D is a technology company that delivers an application virtualization platform aimed at extending the life of software indefinitely. Sphere 3D’s technology enhances the user experience of both legacy and current applications and empowers users to gain access to these applications from devices of their choosing.

Over the last five years, Sphere 3D has designed a proprietary platform, namely Glassware 2.0™, for the delivery of applications from a server-based computing architecture.

Through the creation of Glassware 2.0, software is made available from a central location irrespective of the device that is accessing the software. Legacy software can be run using Glassware even if the operating system and the machine upon which it is run on is no longer sold or supported. Software publishers, who invest millions of dollars to write software code, can be assured that their software can be utilized for as long as it is required. With Glassware 2.0, new software released by publishers will be driven by new feature sets rather than the next release of the original operating system (“OS”) upon which the software was written.

Sphere 3D has taken a unique approach in that it has built its technology platform without the use of a hypervisor and instead has designed its own microvisor. This required Sphere 3D to design Glassware 2.0 without resort to layers of OS programming code. With the removal of the OS, Glassware 2.0 did not connect to hardware so additional code was written to access that hardware directly. Glassware 2.0 has a series of different emulators within its design so that any device can access a wide array of applications that sit on top of Glassware 2.0. This process is fundamentally different from other software that approximates the feature sets which management believes results in a quantum leap in functionality and a significant decrease in cost.

One of the additional benefits of this approach is the ability to deliver multiple application sessions on either a single server or through clusters of servers without the requirement to deliver complete virtual desktop Infrastructure technology. Through Glassware 2.0™, the process for “porting” and “publishing” applications is streamlined to the point that it is practically automated, requiring very little administration input.

Sphere 3D’s technology eliminates the complexity associated with planning, implementation, licensing and support of virtualization and Cloud migration while expanding the ecosystem of applications available to users. Additionally, Glassware 2.0™ architecture and unique “application only” virtualization, coupled with complementary software and hardware designs from its recent acquisition of the VDI technology of V3 Systems (as described below), enables Sphere 3D and its partners to deliver flexibility within the industry and a wide array of deployment options.

Since inception, Sphere 3D has invested the majority of its capital in the design, development and testing of its technology, with the majority of employees and financial resources allocated to such functions. In 2013, Sphere 3D started to transition its focus from entirely a research and design organization to a commercial enterprise through an increased investment in sales and marketing resources.

Description of the Business

All of Sphere 3D’s product development, sales, and marketing operations were conducted from its offices in Mississauga, Ontario, Canada, and since March 2014, also from its offices in Salt Lake City, Utah, United States. All sales and assets of Sphere 3D have been in Canada. Sphere 3D’s operations are limited to a single industry segment, being the development, and sale of Sphere 3D’s “Glassware 2.0™” virtualization platform that allows for the ubiquitous access to third party software on any Cloud connected device, independent of the user’s operating system or the local device’s hardware limitations.

Pursuant to the JOBS Act, Sphere 3D is classified as an “emerging growth company. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, Sphere 3D’s auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period. Sphere 3D is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies.

Pursuant to the JOBS Act, Sphere 3D will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which Sphere 3D has total annual gross revenues of US$1,000,000,000 or more;

•	the last day of the fiscal year of Sphere 3D following the fifth anniversary of the date of the first sale of common equity securities of Sphere 3D pursuant to an effective registration statement under the Securities Act, such as this joint proxy statement/prospectus;

•	the date on which Sphere 3D has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or

•	the date on which Sphere 3D is deemed to be a ‘large accelerated filer’.

Corporate Highlights

During 2013, Sphere 3D expanded the management team to coincide with the anticipated commercial roll-out of its products. Peter Tassiopoulos joined as CEO on March 4, 2013 and was subsequently appointed to the board of directors of Sphere 3D on March 7, 2014. Eric Kelly, a seasoned technology veteran, also joined the Sphere 3D board as Chairman on July 15, 2013.

On October 31, 2013, the Sphere 3D common shares commenced trading on the OTCQX under the ticker symbol “SPIHF” until it was subsequently listed on the NASDAQ Global Market on July 8, 2014. Roth previously served as Sphere 3D’s Principal American Liaison on OTCQX, responsible for providing professional guidance on OTCQX requirements.

On November 12, 2013, Sphere 3D completed a private placement financing of 1,250,000 units (“November 2013 Units”) of Sphere 3D at a price of C$3.35 per unit for gross proceeds of approximately $4.2 million to Sphere 3D (the “November 2013 Offering”). Each November 2013 Unit is comprised of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “November 2013 Warrant”). Each November 2013 Warrant entitles the holder thereof to acquire one Common Share at a price of C$4.50 per share at any time on or before November 12, 2015.

Additionally, Sphere 3D was recognized as a member of the TSX Venture 50®. The TSX Venture 50® are the top 10 companies listed on the TSX Venture Exchange, in each of five major industry sectors—mining, oil & gas, technology & life sciences, diversified industries and clean technology—based on a ranking formula with equal weighting given to return on investment, market cap growth, trading volume and analyst coverage. All data was as of December 31, 2013.

Key Subsequent Events Since December 31, 2013

Purchase of VDI Technology

On March 21, 2014, Sphere 3D completed the acquisition of certain VDI technology, including patents, trademarks and certain other intellectual property. Included in the asset purchase was the Desktop Cloud Orchestrator™ software, which allows administrators to manage local, Cloud hosted, or hybrid virtual desktop deployments, and the design of the V3 appliances, a series of purpose-built, compact, efficient and easy-to-manage servers.

On closing, the purchase price for the acquired VDI technology assets was C$11,829,505, which was paid by way of cash in the amount of $4.0 million and by the issuance of 1,089,867 Sphere 3D common shares. In addition, Sphere 3D will pay an earn-out, based on the achievement of certain milestones in revenue and gross margin related to the VDI technology, of up to an additional $5.0 million, which will be payable at the discretion of Sphere 3D in cash or common shares (up to a maximum of 1,051,414 common shares) to be priced at a 20-day weighted average price calculated at the time(s) the earn-out is realized. The earn-out is based on a sliding scale of revenue of the VDI technology (subject to minimum margin realization), subject to a maximum payment of $5.0 million upon earn-out revenue of $12.5 million.

Convertible Debenture Offering

On March 21, 2014, Sphere 3D issued a 8% senior secured convertible debenture (the “Convertible Debenture”) in the aggregate principal amount of $5,000,000. The maturity date for the Convertible Debenture is March 21, 2018. The Convertible Debenture is convertible into common shares, at any time at the option of the holder, at a conversion price of $7.50 per share.

In accordance with the terms of the Convertible Debenture, Sphere 3D may, at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay interest by issuing and delivering to the holder of the Convertible Debenture that number of common shares obtained by dividing the aggregate amount of the interest owing by the current market price of the common shares on the interest payment date. Sphere 3D has elected to satisfy the interest obligation for the period of March 21, 2014 to June 30, 2014 in the amount of C$118,926 by the issuance of 10,894 Sphere 3D common shares.

Sphere 3D may, at any time prior to the close of business on March 21, 2015, repay the Convertible Debenture, in whole or in part, on not less than ten business days’ notice at an amount equal to 120% of the aggregate of principal and interest being repaid. At any time after the close of business on March 21, 2015 and prior to the close of business on March 21, 2016, Sphere 3D may repay the Convertible Debenture, in whole or in part, on not less than ten business days’ notice at an amount equal to 125% of the aggregate of principal and interest being repaid. In addition, Sphere 3D has the right, at any time that the weighted average price per Common Share for ten consecutive trading days has exceeded $11.25, to require the Convertible Debenture be converted into common shares.

The obligations of Sphere 3D under the Convertible Debenture are secured by a general security interest over all of the assets of Sphere 3D.

NASDAQ Listing

On April 14, 2014, Sphere 3D filed an application with NASDAQ OMX Group to list the common shares on the NASDAQ Global Market. On June 27, 2014, NASDAQ’s Listing Qualifications Department, approved Sphere 3D’s application to list the common shares and the common shares commenced trading on the NASDAQ on July 8, 2014 under the symbol “ANY”. Upon commencement of trading on the NASDAQ, the Sphere 3D common shares have ceased to be quoted on the OTCQX. The Sphere 3D common shares will continue to trade on the TSXV.

Proposed Acquisition of Overland Storage, Inc.

On May 15, 2014, Sphere 3D entered into the merger agreement pursuant to which Sphere 3D agreed to acquire Overland by way of a merger between Merger Sub and Overland, as described elsewhere in this proxy statement/prospectus.

Special Warrant Offering

On June 5, 2014, Sphere 3D closed a private placement financing of 1,176,500 special warrants (the “Special Warrants”) of Sphere 3D at a price of C$8.50 per Special Warrant, resulting in gross proceeds of $10,000,250 to Sphere 3D (the “Special Warrant Offering”). Each Special Warrant entitles the holder thereof to receive (subject to adjustment in certain circumstances and the Penalty Provision, as applicable), without the payment of any additional consideration, one unit (a “Special Warrant Unit”) of Sphere 3D comprised of one Sphere 3D common share and one-half of one Sphere 3D common share purchase warrant (each whole warrant, a “Special Warrant Unit Warrant”). Each Special Warrant is exercisable at any time on or after the closing date of the Special Warrant Offering until, and all unexercised Special Warrants will be deemed to be exercised with no further action on the part of the holder, at 4:59 p.m. (Toronto time) on the date (the “Special Warrant Deemed Exercise Date”) that is the earlier of: (i) the third business day following the date on which a receipt (the “Final Receipt”) for a (final) short form prospectus (the “Prospectus”) qualifying the distribution of the common shares and Special Warrant Unit Warrants comprising the Special Warrant Units has been issued by the Ontario Securities Commission, as principal regulator, on its own behalf and on behalf of the applicable securities commissions or securities regulatory authorities (the “Qualification Date”); and (ii) October 6, 2014. Each Special Warrant Unit Warrant will entitle the holder thereof to acquire (subject to adjustment in certain circumstances, as applicable), one Sphere 3D common share at a price of C$11.50 per share at any time before 5:00 p.m. (Toronto time) on June 5, 2016.

Sphere 3D had agreed to use its best efforts to prepare and file a Prospectus and obtain a Final Receipt on or prior to July 31, 2014 (the “Penalty Deadline”). Further, Sphere 3D agreed that if the Qualification Date had not occurred on or prior to the Penalty Deadline, each outstanding Special Warrant entitles the holder thereof to receive (subject to adjustment in certain circumstances, as applicable) upon due exercise or deemed exercise, without payment of any additional consideration, 1.05 Special Warrant Units (in lieu of one Special Warrant Unit) comprised of 1.05 common shares and 0.525 Special Warrant Unit Warrants (the “Penalty Provision”).

Sphere 3D was unable to meet the Qualification Date on or prior to the Penalty Deadline and each holder of Special Warrants received the Special Warrant Units on October 6, 2014 as described above. Upon due exercise or deemed exercise of the Special Warrant Units, Sphere 3D issued 1,235,325 Common Shares and 617,662 Special Warrant Unit Warrants on October 6, 2014.

Filing of SEC Form 40-F

On June 27, 2014, Sphere 3D announced that is had filed with the SEC a registration statement on Form 40-F to register the Sphere 3D common shares under Section 12 of the Exchange Act which was declared effective on July 7, 2014. The Form 40-F entitles eligible Canadian issuers to register securities with the SEC pursuant to Section 12 of the Exchange Act.

Future Developments

Sphere 3D intends to continue to build its organization with a focus on revenue generation, marketing and a continuation of its aggressive technology innovation cycle.

Sphere 3D’s core focus of providing access to fully functional software applications on otherwise incompatible devices has expanded to include the availability of enhanced performance on compatible devices.

Sphere 3D plans to increasingly market targeted services to enterprise level customers, to provide secure, fully functioning access to third party legacy software and/or operating systems without the requirement to rewrite them to the Cloud. Additionally, Sphere 3D will consider other possible strategic acquisitions that may enhance its technology offering and market position.

To support its marketing strategy, Sphere 3D intends to continue to increase its service delivery capacity within the scalable model it has already established, and add selective technology functionality to its platform to enhance specific vertical and/or client offerings.

With the announcement of the merger agreement, Sphere 3D and Overland have accelerated their efforts to develop an integrated application virtualization and data storage platform, as well as a VDI solution, which have already been installed at select strategic customers and partners. The application virtualization platform allows native third party applications to be delivered in the Cloud or on premise on a multitude of endpoint devices independent of their operating system. It is expected that the combined businesses will accelerate Sphere 3D’s go to market strategy and allow it to leverage Overland’s robust third party reseller and OEM distribution model.

Business Highlights

Sphere 3D invested considerable resources in fiscal 2013 to ensure its Glassware 2.0™ platform is ready for commercialization and for the operational demands associated with the launch of new products. Sphere 3D commenced testing outside of the lab or otherwise controlled environments in late 2012 and completed the first “alpha” testing of its technology for consumer use.

The initial application was launched through a third party, with no reference to Sphere 3D at the time, for internal testing and to gather much needed user feedback, demographic information, use cases, testing of load balancing and validating the installation process. The client side technology utilized for this alpha testing was a demo version deployed specifically for the purpose of testing certain proprietary libraries and communication protocols but was not the proprietary client technology utilized today. After completing the alpha testing phase, Sphere 3D removed the application from Apple Inc.’s (“Apple”) iTunes App Store. One positive consequence of the testing phase was that it provided a proof of concept for Corel, with whom Sphere 3D subsequently entered into an agreement as an early adopter.

Corel

On May 8, 2013, Sphere 3D entered into an agreement with Corel Corporation (“Corel”) to be a Value Added Reseller (VAR) and Distributor for Corel® Office and Corel® PDF Fusion™. The agreement enables Sphere 3D to electronically distribute these software titles to end users in one of the following formats: a standard desktop version, a virtual desktop instance or a mobile software version powered by Glassware 2.0™.

On September 16, 2013, Sphere 3D announced that it would launch a public beta version of a Glassware 2.0™ enabled version of Corel® Office for iPad users in October 2013 and would tie a promotion to the launch. After applying for a public beta version to be included in the Apple iTunes App Store in October 2013, Sphere 3D was advised that Apple had instituted a policy that precludes any software publisher from listing beta software versions for distribution through the Apple iTunes App Store or making reference to beta within the application description. In order to complete the testing of the application, Sphere 3D required an alternative to the Apple iTunes App Store for distribution of its application. Sphere 3D acquired an Apple enterprise license, which allowed for the provisioning directly from Company servers and conducted a successful beta program by distributing through its own license with a beta group supplied by Corel in late 2013. Given the success of the beta program, Corel and Sphere 3D expanded their relationship to include additional Corel software titles, as well as expanding the scope beyond that of a VAR and distribution agreement.

On April 8, 2014, Corel introduced WordPerfect X7™ along with an iPad companion product offering on a limited availability and trial basis. As of the end of June 2014, Sphere 3D and Corel had entered into negotiations for a commercial version of the WordPerfect X7 companion product for release later in calendar 2014.

Overland

On July 15, 2013, Sphere 3D announced that it had entered into a supply agreement (the “Supply Agreement”) which enables Sphere 3D to purchase certain Cloud infrastructure equipment from Overland, and a technology licensing agreement (the “Technology Licensing Agreement”) which grants Overland licensing rights for use of Sphere 3D’s intellectual property for the enterprise and business market.

Pursuant to the Technology Licensing Agreement, Overland paid Sphere 3D an upfront fee in cash and stock in the aggregate amount of $500,000, which will be recognized over a 6 month period in fiscal 2014, and agreed to pay a royalty on future sales of licensed Sphere 3D technology. Additionally, Overland agreed that Sphere 3D can sell jointly developed products through additional channels available to Sphere 3D.

Pursuant to the Supply Agreement, Sphere 3D agreed to issue $1.5 million of Sphere 3D common shares to Overland, as partial payment for the purchase of Cloud infrastructure equipment. During the first three years of the Supply Agreement, up to one-half of the cost of any such purchases will be paid by way of Sphere 3D common shares, with the balance to be paid in cash. The Sphere 3D common shares will be issued in three equal annual amounts, with the first payment having been made on signing and the second on the first anniversary. Such common shares are subject to a four month and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

Sphere 3D regarded Overland as a key partner and has to date expended substantial financial resources and effort to develop a number of combined products whereby Glassware 2.0TM software is embedded within Overland products.

The first of these products was an Overland SnapServer DX2 storage device which was upgraded to perform as a standalone drop-in appliance for application virtualization. This product was demonstrated at Sphere 3D’s Annual Shareholders Meeting held on September 16, 2013 and was subsequently deployed with beta customers later that year.

On January 21, 2014, Overland completed the acquisition of Tandberg, a privately held data storage company headquartered in Dortmund, Germany. Through Overland’s acquisition of Tandberg, Sphere 3D was able to secure additional distribution capabilities globally. Tandberg markets its solutions through a global channel of more than 16,000 qualified resellers, distributors and OEM manufacturers.

Sales and Marketing

Sphere 3D intends to focus the majority of sales efforts through an indirect sales channel in order to achieve the greatest possible impact with the least possible start-up costs. This indirect channel includes licensees, resellers, ISVs, OEMs and systems integrators. Sphere 3D has established a business relationship with Overland and through such relationship access to distributers, resellers, ISVs and OEMs.

Sphere 3D’s software is delivered through both a software-as-a-service (“SaaS”) model, with maintenance to end-user customers included and under a perpetual license; if software is sold as a perpetual license, Sphere 3D will require end-user customers to purchase maintenance contracts when they purchase software.

In establishing prices for Sphere 3D’s products, Sphere 3D considers the value of the products and solutions in comparison to other industry virtualization and hardware solutions and strives to deliver the lowest total cost of ownership where possible.

Sphere 3D intends to invest throughout 2014 on communicating the benefits of Glassware 2.0™ while training company licensees, resellers, ISVs and OEMs as well as educating the media and industry analysts about the unique value proposition associated with deploying Sphere 3D’s technology as a virtualization platform.

During fiscal 2013, Sphere 3D shifted its focus to deliver any consumer centric solutions through a Business-to-Business-to-Consumer (B2B2C) approach. This strategic shift is primarily in response to demand from software publishers for application virtualization, the operational and financial efficiencies gained through this approach, and the requirement to focus resources on the considerable Business and Enterprise market opportunities currently available to Sphere 3D.

Competitive Conditions

Management believes that the Sphere 3D’s Glassware 2.0™ proprietary virtualization platform design and architecture is unique and innovative, such that any measurable competition is limited to somewhat similar technologies within the device and software emulation and virtualization market place.

While some of our competitors appear to have similar product offerings, management believes that Sphere 3D’s products represent a significant advance in terms of functionality and usability.

Proprietary Protection

Sphere 3D has designed and maintains its virtualization platform. Sphere 3D will be relying on a combination of patents, trademarks, trade secret and copyright laws, as well as contractual restrictions, to protect the proprietary aspects of its products and services. Although every effort is made to protect Sphere 3D’s intellectual property, these legal protections may only afford limited protection. Sphere 3D intends to continue to selectively pursue patenting of further technology developed in the future.

Sphere 3D may continue to file for patents regarding aspects of its platform, services and delivery method at a later date depending on the costs and timing associated with such filings. Sphere 3D may make investments to further strengthen its copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavours. Sphere 3D seeks to limit disclosure of its intellectual property by requiring employees, consultants, and partners with access to its proprietary platform and information to execute confidentiality agreements and non-competition agreements and by restricting access to Sphere 3D proprietary information. Due to rapid technological change, Sphere 3D believes that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establish and maintain an industry and technology advantage than other available legal protections.

Despite Sphere 3D’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use information that Sphere 3D regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce Sphere 3D’s intellectual property rights, to protect Sphere 3D’s trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Sphere 3D’s business, operating results and financial condition. There can be no assurance that Sphere 3D’s means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by Sphere 3D to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

Employees

Sphere 3D had 31 employees and key contractors, in research and development, sales and administration at October 6, 2014.

Directors and Officers

The following table sets out, as of the date hereof, for each of the directors and executive officers of Sphere 3D, the person’s name, municipality of residence, positions with Sphere 3D (i.e., directorship) and principal occupation during the five preceding years. The term of office for each of the directors will expire at the time of the next annual meeting of the shareholders of Sphere 3D.

As of October 6, 2014, the directors and executive officers of Sphere 3D collectively beneficially own, directly or indirectly, or exercise control and direction over 4,404,762 Sphere 3D common shares representing, in the aggregate approximately 14.5% of the issued and outstanding Sphere 3D common shares, calculated on a fully diluted basis.

Name, Position and Province/State and Country of Residence	Director Since(1)	Principal Occupation During the Five Preceding Years
Peter Ashkin(2), (3), (4), (5) Director California, USA	January 16, 2012	Managing Partner, Baker, Cook and Constable LLC (formerly Peter Ashkin Consulting)

Mario Biasini President and Director Ontario, Canada	October 21, 2009	President, Sphere 3D

Glenn M. Bowman(2), (3), (4), (5) Director Ontario, Canada	January 16, 2012	Managing Director, CCC Investment Banking Former Managing Partner, Capital Canada Limited

Eric L. Kelly(2), (3), (4), (5) Director and Chairman California, USA	July 15, 2013	President and Chief Executive Officer, Overland

Jason D. Meretsky(4), (6) Director Ontario, Canada	January 16, 2012	Partner, Meretsky Law Firm

Peter Tassiopoulos Chief Executive Officer and Director Ontario, Canada	March 7, 2014	Chief Executive Officer, Sphere 3D Former Independent Consultant

T. Scott Worthington Chief Financial Officer Ontario, Canada	N/A	Chief Financial Officer, Sphere 3D

(1)	Includes period as Director of the predecessor company, Sphere 3D Inc.
(2)	Independent director.
(3)	Member of Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of the Nominating and Governance Committee.
(6)	Effective April 10, 2014, Mr. Meretsky ceased to be a member of the Audit Committee and the Nominating and Governance Committee.

Biographies

The following is a biography of each of the directors and officers of Sphere 3D.

Peter Ashkin, Director

Mr. Ashkin is a current member of the Board and also serves as the Chairman of its Compensation Committee. Mr. Ashkin is Managing Partner of Baker, Cook and Constable, LLC, a venture capital firm that focuses on investing in, and operating high-tech start-up companies. Mr. Ashkin is President of Peter Ashkin Consulting, based in Paso Robles, California, a consulting agency that focuses on high-tech start-up companies. Previously, Mr. Ashkin served as President of the Technology Group for CanWest Mediaworks (2004 – 2006), at that time, Canada’s largest media company, with multiple locations across Canada consisting of newspapers, broadcast television and cable. Prior to CanWest, Mr. Ashkin served as President of Product Strategy for AOL (America Online) (2001 – 2004), at that time, the world’s largest Internet provider. Mr. Ashkin also served as Senior Vice President and Chief Technology Officer of Gateway Computer (1998 – 2001) and prior thereto a number of senior and executive management positions at both Toshiba Corporation and Apple.

Mario Biasini, President and Director

Mr. Biasini has been a director of Sphere 3D since he co-founded the business in October 2009 and also serves as its President. Mr. Biasini is also the founder and President of Promotion Depot Inc., a private company in the graphic arts, lithographic printing, digital reproductions and promotional product industry. Founded in 2003, Promotion Depot is an innovative printing and promotion specialties company that has worked with Fortune 500 companies in Canada and the U.S., including LG Electronics, Samsung, I Travel 2000, Novartis Consumer Health, Dairy Queen and Mentos. Mr. Biasini has over 20 years of operations management and industry contacts.

Glenn M. Bowman, Director

Mr. Bowman is a current member of the Board and serves as the Chairman of the Audit Committee. Mr. Bowman, FCPA, FCA, is Managing Director with CCC Investment Banking, a provider of investment banking services to predominantly mid-market companies. Mr. Bowman was formerly the Managing Partner of Capital Canada Limited from 2003 to 2014; a provider of investment banking services to predominantly mid-market companies, since 2003. Mr. Bowman is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. He served on the Accounting Standards Board of the Canadian Institute of Chartered Accountants from 2002 to 2006. Mr. Bowman’s responsibilities at Capital Canada included investment banking, financial advisory work (including fairness opinions and business and securities valuations), and financial restructuring services. Prior to joining Capital Canada, Mr. Bowman was the President and Director of investment bank Houlihan Lokey Howard & Zukin Canada where he was responsible for managing the Canadian operations, including new business and staff development (1996 – 2003). Mr. Bowman has extensive experience in a wide range of topics including mergers and acquisitions, private placements of debt and equity and preparation and assessment of financial forecasts. Mr. Bowman currently serves on the board of directors of Rockcliff Resources Inc. (TSXV: RCR), a Canadian resource exploration company, and a member of its audit committee (since 2010) and as a member of the board of directors of WireIE Holdings International Inc. (privately held), a global provider of IP based broadband wireless network solutions. Mr. Bowman previously served as Chairman of Alliance Financing Group Inc. (renamed Stream Ventures Inc.).

Eric L. Kelly, Chairman and Director

Mr. Kelly is a current member of the Board and serves as its Chairman, since July 2013. Mr. Kelly has served as Chief Executive Officer of Overland (NASDAQ: OVRL) since January 2009, President and Chief Executive Officer of Overland since January 2010 and has been a member of Overland’s board of directors since November 2007. Mr. Kelly currently serves on the U.S. Department of Commerce’s Manufacturing Council, and the White House’s Advance Manufacturing Partnership, where he offers advice and counsel to the Obama Administration on strategies and policy recommendations on ways to promote and advance U.S. manufacturing. He also participates on advisory boards for the University of San Francisco and San Francisco State University. From April 2007 to January 2009, Mr. Kelly served as President of Silicon Valley Management Partners Inc., a management consulting and M&A advisory firm, which he co-founded in April 2007. Mr. Kelly has spent over 30 years in computer technology developing distinct operational, marketing and sales expertise. His previous corporate affiliations include Adaptec Inc., Maxtor Corp., Dell Computer Corp., Diamond Multimedia, Conner Peripherals and IBM. Mr. Kelly earned an M.B.A. from San Francisco State University and a B.S. in Business from San Jose State University.

Jason D. Meretsky, Director

Mr. Meretsky is a current member of the Board and previously served as its Chairman until July 2013. Since 2009, Mr. Meretsky has practiced corporate and securities law at his own firm, Meretsky Law Firm, as well as participated in various other entrepreneurial pursuits. Previously, he served as Executive Vice President, Corporate Development of Avid Life Media Inc., a Canadian based online media company (2008 – 2009) and Vice President and General Counsel of Enghouse Systems Limited (TSX: ESL), a public enterprise technology company (2004-2008). Prior thereto, Mr. Meretsky practiced corporate and securities law as a partner with Goodman and Carr LLP, a Toronto based full-service law firm. Mr. Meretsky previously served on the board of directors of CECO Environmental Corp. (NASDAQ: CECE) (2010 – 2013), BioSign Technologies Inc. (TSXV: BIO) (2011 – 2013), LiveReel Media Corporation (OTCBB: LVRLF) (2010 – 2013) and Homeserve Technologies Inc. (2003 – 2011). Mr. Meretsky completed the Joint J.D./M.B.A Program from the Schulich School of Business at York University and from Osgoode Hall Law School and is a member in good standing of the Law Society of Upper Canada.

Peter Tassiopoulos, Chief Executive Officer and Director

Mr. Tassiopoulos is a current member of the Board and has served as the Chief Executive Officer of Sphere 3D since March 4, 2013. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as a successful track record leading early-stage technology companies. He has been actively involved as a business consultant over the past 10 years, including acting as Chief Operating Officer and then Chief Executive Officer of BioSign Technologies Inc. (TSXV: BIO) from September 2009 to April 2011 and Chief Executive Officer of IgeaCare Systems Inc. from February 2003 to December 2008.

T. Scott Worthington, Chief Financial Officer

Mr. Worthington, CPA, CA has over 30 years’ of experience in finance and administration at the Chief Financial Officer level. Mr. Worthington’s CFO level experience includes three companies, Dell Computer Corporation in Canada (1988-1996), WaveRider Communications (1996-2006) and NetShelter Media Communications (2008-2010), which have been listed as members of the fastest growing companies in Canada. In addition to his experience in finance and administration, Mr. Worthington has been the head of Human Resources, for some or all of the time at each of these companies, been the head of Investor Relations and Information Technology at WaveRider, and led the design and upgrade of financial systems and product delivery at Dell in Canada. His roles have provided him with experience in public and private company financial reporting, in both Canada and the United States, and he has held lead positions in a number of private and public financings, acquisitions and mergers.

Summary Compensation Table

The following table contains a summary of the compensation, in Canadian dollars, paid to Sphere 3D’s executive officers for the most recently completed fiscal year ended December 31, 2013.

Name and Principal Position	Year	Salary (C$)(1)	Share- based awards (C$)	Option- based awards(2) (C$)	Non-equity incentive plan compensation (C$)	All other compensation(3) (C$)	Total compensation (C$)
Peter Tassiopoulos(4)	2013	150,000	Nil	129,611	Nil	180,000	459,611
Chief Executive Officer	2012	Nil	Nil	Nil	Nil	Nil	Nil
	2011	Nil	Nil	Nil	Nil	Nil	Nil

Mario Biasini(5)	2013	110,000	Nil	27,778	Nil	Nil	137,778
President and former	2012	137,292	Nil	Nil	Nil	Nil	137,292
Chief Executive Officer	2011	112,383	Nil	Nil	Nil	Nil	112,383

T. Scott Worthington(6)	2013	120,000	Nil	27,778	Nil	30,000	177,778
Chief Financial Officer	2012	111,250	Nil	78,300	Nil	Nil	189,250
	2011	34,808	Nil	Nil	Nil	Nil	34,808

John Morelli(7)	2013	150,000	Nil	55,556	Nil	75,000	280,556
Chief Technology Officer	2012	150,000	Nil	Nil	Nil	Nil	150,000
	2011	100,833	Nil	Nil	Nil	53,110	153,943

Notes:

(1)	Salary includes payments that may have been made as consulting fees.
(2)	The fair value of the options issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% and (IV) an expected life of 3 years.
(3)	Represents annual bonus payments.
(4)	Mr. Tassiopoulos became Chief Executive Officer of Sphere 3D as of March 4, 2013. Mr. Tassiopoulos is entitled to receive a base salary, benefits and a performance bonus payable upon the achievement of certain goals and corporate objectives. See “Termination and Change of Control Benefits”.
(5)	Mr. Biasini served as the Chief Executive Officer of Sphere 3D from October 2010 to March 2013 and has been President since October 2010.
(6)	Mr. Worthington became Chief Financial Officer of Sphere 3D on December 1, 2011. From August 2011 to December 1, 2011, Mr. Worthington was a consultant to the Corporation.
(7)	Mr. Morelli is a consultant to Sphere 3D and also served as the Corporation’s Chief Technology Officer for the period January 2011 to March 7, 2014, when he also resigned as an officer and director of the Corporation in order to focus his time on technology development activities.

See “Employment and Consulting Agreements” for a description of the material terms of the employment and consulting agreements with Sphere 3D’s officers.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards held by Executive Officers

The following table sets forth the options granted to the NEOs to purchase securities of Sphere 3D outstanding at the end of the most recently completed financial year ended December 31, 2013.

Name	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options(1) (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)
Peter Tassiopoulos	100,000	0.85	March 4, 2023	571,000	25,000	142,750
	100,000	2.68	September 16, 2023	388,000	75,000	291,000

Mario Biasini	25,000	2.68	September 16, 2023	97,000	18,750	72,750

T. Scott Worthington	150,000	0.85	January 16, 2022	856,500	—	—
	100,000	0.85	September 9, 2022	571,000	66,667	380,669
	25,000	2.68	September 16, 2023	97,000	18,750	72,750

John Morelli(2)	50,000	2.68	September 16, 2023	194,000	37,500	145,500

Notes:

(1)	Based on closing share price of C$6.56 on the TSXV as at December 31, 2013.
(2)	John Morelli ceased being an officer of Sphere 3D on March 7, 2014.

Incentive Plan Awards—Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2013.

Name	Option-based awards – value vested during the year(1) (C$)	Share-based awards – value vested during the year (C$)	Non-equity incentive plan compensation – value earned during the year (C$)
Peter Tassiopoulos	286,250	Nil	Nil
Mario Biasini	19,688	Nil	Nil
T. Scott Worthington	73,354	Nil	Nil
John Morelli(2)	39,375	Nil	Nil

Note:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date.
(2)	John Morelli ceased being an officer of Sphere 3D on March 7, 2014.

Employment and Consulting Agreements

Pursuant to a consulting services contract dated March 1, 2013, Sphere 3D retained the services of Peter Tassiopoulos as Chief Executive Officer. Mr. Tassiopoulos is eligible for performance bonuses, at the sole discretion of the Sphere 3D board of directors”), and financial bonuses at market rates in the event Sphere 3D completes future non-brokered financings or other capital transactions, up to and including full divestiture of Sphere 3D or its assets, on a sliding scale of 1% to 5% of the transaction value, payable in cash. In the event of termination of Mr. Tassiopoulos’ retainer without cause or for good reason, Mr. Tassiopoulos is entitled to a lump sum payment equal to 6 months’ of his retainer (excluding bonus) if such termination is within the first twelve months of his retainer, and if it is thereafter, then two additional months of retainer for each additional completed year of his retainer, to a maximum of 18 months and any unpaid expenses incurred to the date of termination. Effective July 1, 2014, Mr. Tassiopoulos became an employee of Sphere 3D and will enter into a definitive agreement on substantially similar terms, subject to adjustment of annual salary as determined by Sphere 3D’s Compensation Committee.

Pursuant to an employment contract dated December 1, 2011, as amended on February 1, 2012, between Sphere 3D and Scott Worthington, Mr. Worthington is entitled to receive a base salary of C$150,000, plus benefits and a performance bonus payable upon the achievement of certain goals and corporate objectives. During certain periods in calendar 2013, Mr. Worthington agreed to waive a portion of his base salary and to work a reduced workweek until Sphere 3D reached a stronger level of operations and financial position to warrant Mr. Worthington’s full-time involvement. In the event of termination of Mr. Worthington’s employment without cause or for good reason, Mr. Worthington is entitled to receive a lump sum payment equal to 6 months’ base salary, plus one additional month of base salary for each completed one year of employment, to a maximum of 12 months, any accrued but unused vacation pay under the Employment Standards Act (Ontario), and any unpaid expenses incurred to the date of termination. Effective July 1, 2014, Mr. Worthington’s employment agreement will be amended to modify his severance entitlement in the event of termination without cause or for good reason to provide for an additional two months of base salary for each completed one year of employment to a maximum of 12 months.

Pursuant to a consulting services contract dated January 1, 2012, as amended on September 1, 2012, Sphere 3D retained the services of John Morelli as Chief Technology Officer. Mr. Morelli is entitled to receive a monthly payment of C$12,500 and is eligible for financial bonuses at the discretion of the Board. Mr. Morelli is not entitled to any further compensation if Sphere 3D elects to terminate these consulting arrangements. On March 7, 2014, Mr. Morelli resigned as a director and officer of the Corporation and assumed the role of Vice-President of Research and Development to focus on development activities.

Sphere 3D has not entered into an employment or other management contract with Mr. Biasini.

Pension Plan Benefits

Sphere 3D does not have a pension plan or deferred compensation plan. In January 2012, a 401(k) savings plan was established for Sphere 3D employees located in the United States.

Termination and Change of Control Benefits

Other than described above under “Employment and Consulting Agreements,” Sphere 3D does not have written contracts with any of its executive officers respecting the resignation, retirement or other termination of employment resulting from a change of control.

Director Compensation

The following table sets forth compensation information for the year ended December 31, 2013 for the directors that are not NEOs:

Name	Fees Earned(1) (C$)	Share-based awards (C$)	Option-based awards(2) (C$)	Non-equity incentive plan compensation (C$)	Total (C$)
Eric Kelly(3), (4)	Nil	Nil	242,778	Nil	242,778
Peter Ashkin(4)	20,000	Nil	32,444	Nil	52,444
Glenn Bowman(4)	20,000	Nil	32,444	Nil	52,444
Jason Meretsky(4)	20,000	Nil	32,444	Nil	52,444

Notes:

(1)	For the period from January to August 2013, Sphere 3D accrued, but did not pay, Messrs. Ashkin, Bowman and Meretsky, being non-management directors, the sum of $2,500 per month, which is payable in cash or, at the option of Sphere 3D, in shares. At the September 16, 2013 meeting of the Sphere 3D board of directors, the independent directors waived any further accruals and have deferred the payment of the accrued fees. Given the early nature of the business, the Board felt it appropriate to conserve cash and to more closely align the non-management directors’ interests with that of the shareholders by granting options by way of compensation for services.
(2)	The fair value of the options issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% and (IV) an expected life of 3 years.
(3)	On July 15, 2013, Mr. Kelly, the Chairman of the Board, was awarded stock options to purchase 850,000 Sphere 3D common shares at an exercise price of C$0.65 per share, which option grant was ratified by the shareholders of Sphere 3D on September 16, 2013.
(4)	On September 16, 2013, Mr. Ashkin, Mr. Bowman, Mr. Kelly and Mr. Meretsky, being non-management directors, were each awarded stock options to purchase 25,000 Sphere 3D common shares at an exercise price of C$2.68 per share.

Stock Option Plan

The purpose of the Second Amended and Restated Option Plan (the “Option Plan”) is to attract and motivate the directors, officers and employees of Sphere 3D (and any of its subsidiaries), employees of any management corporation and consultants to Sphere 3D (collectively, the “Optionees”) and thereby advance Sphere 3D’s interests by providing them an opportunity to acquire an equity interest in Sphere 3D through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board may grant options to Optionees in consideration of them providing their services to Sphere 3D or a subsidiary. The number of Sphere 3D common shares subject to each option is determined by the Sphere 3D board within the guidelines established by the Option Plan. The options enable the Optionees to purchase Sphere 3D common shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving Sphere 3D notice and payment of the exercise price for the number of Sphere 3D common shares to be acquired.

The Option Plan authorizes the Sphere 3D board to grant stock options to the Optionees on the following terms:

•	Eligible participants are full-time and part-time employees, officers and directors of, or consultants to, Sphere 3D or its affiliates, which may be designated from time to time by the directors of Sphere 3D.

•	The fixed maximum percentage of Sphere 3D common shares issuable under the Plan is 4,650,000, being approximately 20% of the issued and outstanding Sphere 3D common shares as of the record date of the last shareholders’ annual and special meeting of shareholders.

•	The Board determines the exercise price of each option at the time the option is granted, provided that such price is not lower than the closing price of the Sphere 3D common shares on the TSXV or another stock exchange where the majority of the trading volume and value of Shares occurs (the “Exchange”) on the business day immediately preceding the relevant date.

•	Unless otherwise determined by the Sphere 3D board, each option becomes exercisable as to 33 1⁄3% on a cumulative basis, at the end of each of the first, second and third year anniversary following the date of grant.

•	The period of time during which a particular option may be exercised is determined by the Sphere 3D board, subject to any employment contract or consulting contract, provided that no such option term shall exceed 10 years.

•	Options may terminate prior to expiry of the option term in the following circumstances: (i) on the death, disability or retirement of an optionee, options vested as at the date of such event are immediately exercisable until the earlier of 180 days from such date and expiry of the option term; and (ii) if an optionee ceases to be a director, officer, employee and consultant of Sphere 3D for any reason other than death, disability or retirement, including receipt of notice from Sphere 3D of the termination of his, her or its employment contract or consulting contract, options vested as at the date termination are exercisable until the earlier of 90 days following such date (which date may be extended by the Sphere 3D board to a date that is 12 months following such date) and expiry of the option term.

•	In the event of (i) Sphere 3D accepting an offer to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or in the event that holders of greater than 50% of Sphere 3D’s outstanding common shares accept an offer made to all or substantially all of the holders of the Sphere 3D common shares to purchase in excess of 50.1% of the current issued and outstanding Sphere 3D common shares, or (ii) Sphere 3D accepts an offer to sell all or substantially all of its property and assets so that Sphere 3D shall cease to operate as an active business, then at the discretion of the Sphere 3D board, at the time of grant or at any time thereafter, all unvested options shall, without any further action on behalf of Sphere 3D be automatically vested and may be exercised within a specified period thereafter.

•	Options and rights related thereto held by an optionee are not to be assignable or transferable except on the death of the optionee.

•	The Sphere 3D board may from time to time in its absolute discretion amend, modify and change the provisions of the Option Plan or any options granted pursuant to the Option Plan, provided that any amendment, modification or change to the provisions of the Plan or any options granted pursuant to the Plan shall not adversely alter or impair any option previously granted and be subject to regulatory approvals, including, where applicable, the approval of the Exchange in various circumstances as more particularly set forth in the Option Plan.

•	The Sphere 3D board may discontinue the Option Plan at any time without consent of the participants under the Option Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.

As at October 6, 2014, there were an aggregate of 3,345,000 options to purchase Sphere 3D common shares outstanding.

Repricing of Stock Options

Sphere 3D did not make any downward repricing of stock options or stock appreciation rights during the year.

MARKET PRICE AND DIVIDEND INFORMATION

Comparative Per Share Market Information

Overland’s common shares are listed and traded on the NASDAQ Capital Market under the symbol “OVRL.” Sphere 3D’s common shares are listed and traded on the TSXV and on the NASDAQ Global Market under the symbol “ANY”. Sphere 3D commenced its quotation on the OTCQX on October 31, 2013 and began trading on to the NASDAQ Global Market on July 8, 2014. The following table sets forth, for the calendar quarters indicated, the high and low sales price per share of Overland common shares and the high and low sales price per common share of Sphere 3D, in each case as reported on the NASDAQ Global Market or the OTCQX, as applicable, and the TSXV. In addition, the table also sets forth the quarterly cash dividends per share declared by Overland with respect to its common shares and by Sphere 3D with respect to its common shares. On the Overland record date (            ,            ), there were              Overland common shares outstanding and              Sphere 3D common shares outstanding.

	Overland
	High	Low	Dividends Declared
2012
First Quarter	$14.00	$9.55	$—
Second Quarter	$11.95	$5.90	$—
Third Quarter	$11.60	$8.00	$—
Fourth Quarter	$8.80	$4.55	$—

2013
First Quarter	$6.65	$4.55	$—
Second Quarter	$6.70	$4.90	$—
Third Quarter	$6.40	$4.60	$—
Fourth Quarter	$6.10	$3.95	$—

2014
First Quarter	$5.80	$3.75	$—
Second Quarter	$5.24	$2.63	$—
Third Quarter	$4.88	$2.95	$—
Fourth Quarter (To October 6)	$3.61	$3.12	$—

	Sphere 3D OTCQX/NASDAQ Global Market (US Dollars)					Sphere 3D TSXV (Canadian Dollars)
	High		Low		Dividends Declared	High	Low	Dividends Declared
2012
First Quarter	$	N/A	$	N/A	$—	$1.12	$1.12	$—
Second Quarter	$	N/A	$	N/A	$—	$1.12	1.12	$—
Third Quarter	$	N/A	$	N/A	$—	$1.12	$1.12	$—
Fourth Quarter	$	N/A	$	N/A	$—	$1.12	$0.74	$—

2013
First Quarter	$	N/A	$	N/A	$—	0.90	0.41	$—
Second Quarter	$	N/A	$	N/A	$—	0.73	0.41	$—
Third Quarter	$	N/A	$	N/A	$—	3.00	0.45	$—
Fourth Quarter		$6.34		$3.77	$—	6.80	2.59	$—

2014
First Quarter		$7.93		$5.23	$—	8.85	5.40	$—
Second Quarter		$10.50		$5.89	$—	$11.19	$7.52	$—
Third Quarter		$11.46		$6.01	$—	$11.20	$6.57	$—
Fourth Quarter (To October 6)		$7.19		$6.12	$—	$7.65	$6.89	$—

The following table sets forth, for the three most recent calendar years and the six most recent calendar months, the high and low sales price per common share of Sphere 3D as reported on the NASDAQ Global Market or the OTCQX, as applicable, and the TSXV.

	Sphere 3D OTCQX/NASDAQ Global Market				Sphere 3D TSXV (Canadian Dollars)
	High		Low		High	Low
Annual
Jan 1, 2104 – October 6, 2014		$11.46		$5.23	$11.20	$5.40
2013		$6.34		$3.77	$6.80	$0.41
2012	$	N/A	$	N/A	$1.12	$0.74

Last Six Months
August		$7.95		$6.01	$8.46	$6.57
July		$11.46		$6.26	$11.20	$6.81
June		$10.50		$7.00	$11.19	$7.52
May		$8.88		$7.56	$9.74	$8.26
April		$8.76		$5.89	$9.69	$6.46
March		$7.93		$6.26	$8.85	$6.74

Number of Holders of Common Stock and Number of Shares Outstanding

As of October 6, 2014, there were 46 shareholders of record of Sphere 3D’s common shares who held an aggregate of 24,878,805 Sphere 3D common shares.

As of October 6, 2014, there were 51 shareholders of record of Overland common shares who held an aggregate of 17,586,556 Overland common shares.

SPHERE 3D’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of Sphere 3D’s results of operations should be read together with Sphere 3D’s audited consolidated financial statements for the year ended December 31, 2013 and Sphere 3D’s unaudited consolidated financial statements for the three and six months ended June 30, 2014 and the related notes, which appear elsewhere in this document. The following discussion contains forward-looking statements that reflect Sphere 3D’s current plans, estimates and beliefs and involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Information” beginning on page 43. Sphere 3D’s actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this document, including in the section entitled “Risk Factors” starting on page 27.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is organized as follows:

•	Overview. A discussion of Sphere 3D’s business, reporting segments, and overall analysis of financial and other highlights affecting Sphere 3D to provide context for the remainder of MD&A.

•	Critical Accounting Policies and Estimates. A discussion of accounting policies and estimates that Sphere 3D believes are important to understanding the assumptions and judgments incorporated in Sphere 3D’s reported financial results.

•	Results of Operations. An analysis of financial results comparing (i) interim periods of 2014 and 2013, (ii) full year 2013 to 2012 and (iii) full year 2012 to 2011.

•	Liquidity and Capital Resources. An analysis of changes in Sphere 3D’s balance sheets and cash flows, and a discussion of Sphere 3D’s financial condition and liquidity.

•	Contractual and Other Obligations and Off-Balance Sheet Arrangements. Overview of contractual obligations and off-balance sheet arrangements.

Sphere 3D intends the discussion of Sphere 3D’s financial condition and results of operations that follows to provide information that will assist in understanding Sphere 3D’s Consolidated Financial Statements, the changes in certain key items in those financial statements from period-to-period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect Sphere 3D’s Consolidated Financial Statements. That discussion should be read in conjunction with Sphere 3D’s Consolidated Financial Statements and the related notes that appear elsewhere in this document.

Overview

Sphere 3D has designed a proprietary platform, Glassware 2.0™, for the delivery of applications from a server-based computing architecture. On March 21, 2014, Sphere 3D completed the acquisition of certain VDI technology, including patents, trademarks and certain other intellectual property, including the rights to Desktop Cloud Orchestrator™ software, which allows administrators to manage local, Cloud hosted, or hybrid virtual desktop deployments, and the design of the V3 appliances, a series of purpose-built, compact, efficient and easy-to-manage servers.

Through the creation of Glassware 2.0, software is made available from a central location irrespective of the device that is accessing the software. Legacy software can be run using Glassware 2.0 even if the operating system or the machine upon which it was designed to run is no longer sold or supported. With Glassware 2.0, new software released by publishers will be driven by new feature sets rather than the next release of the original OS for which the software was written. Sphere 3D’s technology eliminates the complexity associated with planning, implementation, licensing and support of virtualization and Cloud migration while expanding the scope of applications available to users. The Glassware 2.0™ architecture and unique “application only” virtualization, coupled with complementary software and hardware designs from its recent VDI technology acquisition, enables Sphere 3D and its partners to deliver a wide array of deployment options.

On May 16th, 2014, Sphere 3D announced that it had entered into a definitive agreement to acquire Overland. Overland is a trusted global provider of unified data management and data protection solutions designed to enable small and medium enterprises, distributed enterprises, and small and medium businesses to anticipate and respond to data storage requirements.

Direction and Strategy

In May 2014, Sphere 3D and Overland announced that they had entered into a definitive agreement for a proposed merger, which is intended to bring together next generation technologies for virtualization and cloud, coupled with end-to-end scalable storage offerings, allowing the combined company to address the growing virtualization and cloud markets upon the consummation of the proposed merger.

In today’s business environment, Sphere 3D and Overland believe that improving productivity and effectively managing digital assets, while controlling operating expenses, has become one of the top priorities for organizations worldwide. At the same time, Sphere 3D and Overland believe that the cost and complexity of managing vital information has risen exponentially. As a result of these opposing forces, Sphere 3D and Overland believe that many companies find themselves lacking the essential resources and expertise required to adequately manage information across their businesses and they continue to spend a significant portion of their time and money tying isolated islands of data together. Without an effective alternative to mitigate the cost and complexity of traditional approaches, their data simply cannot be effectively shared and sufficiently protected.

Combined, Sphere 3D and Overland provide solutions designed to deliver enterprise features with the simplicity that allows organizations to reduce the cost of managing and protecting their information. Overland’s comprehensive data storage and protection solutions are designed to enable IT managers to easily and cost effectively share and preserve critical and non-critical data across their organizations and to provide continuous access, replication for disaster recovery, and reduced backup windows for improved business continuity. Sphere 3D’s Glassware 2.0 virtualization solution will enable mobile device users the full functionality of any software program or application on any device, anywhere, eliminating the application limitations, data management and security problems for enterprises created by the BYOD (Bring Your Own Device) phenomenon. Our direction is to extend our current products beyond the data center and distributed enterprise into cloud capabilities and mobile devices.

Sphere 3D and Overland have been working in tandem to develop an integrated application virtualization and data storage platform, as well as a virtual desktop infrastructure (VDI) solutions, which are already installed at select strategic customers and partners. The application virtualization platform allows native third party applications to be delivered in the cloud or on premise on a multitude of endpoint devices independent of their operating system. Through the combination, Sphere 3D will have greater financial and operational scale, and a large and well established worldwide distribution network and tier one OEM partnerships.

Sphere 3D intends to focus the majority of sales efforts through an indirect sales channel in order to achieve the greatest possible impact with the least possible start-up costs. This indirect channel includes licensees, resellers, ISVs, OEMs and systems integrators. Sphere 3D has established a business relationships with Overland and through them access to distributers, resellers, ISVs and OEMs.

Sphere 3D’s software is delivered through both a SaaS model, with maintenance to end-user customers included and under a user license; if software is sold as a user license, Sphere 3D will require end-user customers to purchase maintenance contracts when they purchase software.

In establishing prices for Sphere 3D’s products, Sphere 3D considers the value of the products and solutions in comparison to other industry virtualization and hardware solutions and strives to deliver the lowest total cost of ownership where possible.

Sphere 3D intends to invest throughout 2014 on communicating the benefits of Glassware 2.0™ while training Sphere 3D licensees, resellers, ISVs and OEMs as well as educating the media and industry analysts about the unique value proposition associated with deploying Sphere 3D’s technology as a virtualization platform.

During fiscal 2013, Sphere 3D shifted its focus to deliver any consumer centric solutions through a Business-to-Business-to-Consumer (B2B2C) approach. This strategic shift is primarily in response to demand from software publishers for application virtualization, the operational and financial efficiencies gained through this approach, and the requirement to focus resources on the considerable Business and Enterprise market opportunities currently available to Sphere 3D.

Sphere 3D will be pursuing, from the outset, a plan to market its products throughout Canada, the United States and abroad. The plan will place significant demands upon managerial, financial and human resources and there is no guarantee that Sphere 3D’s efforts will be successful. Sphere 3D’s ability to manage future growth will depend in large part upon a number of factors, including the ability of Sphere 3D to rapidly:

•	build or leverage, as applicable, a network of channel partners to create an expanding presence in the evolving marketplace for Sphere 3D’s products and services;

•	build a sales team to keep end-users and channel partners informed regarding the technical features, issues and key selling points of its products and services;

•	attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

•	develop support capacity for end-users as sales increase, so that Sphere 3D can provide post-sales support without diverting resources from product development efforts; and

•	expand Sphere 3D’s internal management and financial controls significantly, so that it can maintain control over its operations and provide support to other functional areas as the number of personnel and size increases.

Critical Accounting Policies and Estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements are revenue recognition, capitalization and amortization of intangible assets, impairment of assets, costs of share-based payments and contingent liabilities.

a)	Revenue recognition

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under Sphere 3D’s warranty policy. Generally, title and risk of loss transfer to the customer when the product leaves the Sphere 3D’s dock. Recognition of revenue requires management to make significant judgments regarding timing of revenue recognition, allocation of fees earned to deliverables, collectability of fees and interpretations of customer contracts.

b)	Investment in technology and other intangible assets

Assets related to investment in technology require management to make significant judgments about the fair value of such investments, based on assessment of impairment based on future cash flows, useful lives and other factors that may impact recoverability of those assets. Management reviews these assets each reporting date for indication of any impairment.

i)	Patents

Costs to obtain patents are capitalized and are amortized to operations on a straight-line basis over the underlying term of the patents, which is 20 years, commencing upon the registration of the patent.

ii)	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process and is amortized over a period of four years from commencement of commercial use.

iii)	Research and Development Costs

Research costs are charged to income when incurred.

Development costs are capitalized as intangible assets when Sphere 3D can demonstrate that the technical feasibility of the project has been established; Sphere 3D intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and Sphere 3D can reliably measure the expenditure attributable to the intangible asset during its development. As of July, 2013, Sphere 3D has met the requirements for deferral of these expenses and has commenced capitalization of development costs incurred relating to its investment in technology. Amortization commenced with the successful commercial production or use of the product or process and are being amortized over a period of four years from commencement of commercial use.

iv)	Impairment

The recoverability of the investment in technology is dependent on the future realization of cash flows from amounts spent.

The carrying amounts of Sphere 3D’s non-financial assets, other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets referred to as a cash generating unit (CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less cost to disposal.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from sales.

c)	Share-based payments

The grant date fair value of options awarded to employees, directors, and service providers is measured using the Black-Scholes option pricing model and recognized in the statement of comprehensive loss, with corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Accounting for options and share-based payments requires management to make judgments regarding fair value of goods exchanged, estimated option lives, forfeiture rates, and rates of return.

d)	Contingent Earn out liability

Sphere 3D shall pay an earn-out, based on achieving certain milestones in revenue and gross margin, related to the VDI technology, of up to U.S. $5.0 million. The Earn-Out is based on a sliding scale of revenue of the VDI technology (subject to minimum margin realization), subject to a maximum payment of U.S. $5.0 million upon earn-out revenue of U.S. $12.5 million. The Earn-Out was valued on a discounted cash flow basis using a discount rate of 35%.

Results of Operations (in thousands except per share information)

Periods Ended June 30, 2014 and 2013

	Three Months ended June 30,		Six Months ended June 30,
In thousands of Canadian Dollars (except loss per share)	2014 (unaudited)	2013 (unaudited)	2014 (unaudited)	2013 (unaudited)
Revenue	$1,751	$—	$2,757	$—
Net comprehensive loss for the period	(3,013)	(564)	(3,397)	(1,210)
Loss per share	$(0.13)	$(0.04)	$(0.15)	$(0.08)

As at (in thousands of Canadian Dollars)

	June 30 2014 (unaudited)	December 31 2013 (audited)
Current assets	$11,831	$6,839
Non-current assets	23,754	2,057

Total assets	$35,585	$8,896

Current liabilities	$5,917	$983
Non-current liabilities	5,534	—

Total liabilities	$11,451	$983

Total equity	$24,134	$7,913

Sphere 3D has not declared any dividends since its incorporation. Sphere 3D does not anticipate paying cash dividends in the foreseeable future on its Sphere 3D Shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors of Sphere 3D and will depend upon Sphere 3D’s financial condition, results of operations, capital requirements and such other factors as the board of directors of Sphere 3D deems relevant.

Revenue by Product:

The proportion of the total revenue attributable to each product is outlined in the following table:

	Three Months ended June 30,		Six Months ended June 30,
In thousands of Canadian Dollars	2014 (unaudited)	2013 (unaudited)	2014 (unaudited)	2013 (unaudited)
Hardware and Software	$1,315	$—	$1,936	$—
License fees	277	—	565	—
Service and Support	159	—	256	—

Total	$1,751	$—	$2,757	$—

The Second Quarter of Fiscal 2014 compared to the Second Quarter of 2013

Revenue

Revenue in the three months ended June 30, 2014 was $1,751 compared to $Nil in the quarter ended June 30, 2013. With first sales of Sphere 3D’s Glassware 2.0 technology, V3 appliances and DCO software in the first quarter of 2014, Sphere 3D has moved from a development stage enterprise into full commercialization. This has provided revenue from hardware, software, licensing and service and support. Management expects the revenue contribution from Hardware, Software and Services and Support to continue to growth as Sphere 3D continues its inroads in the Health, Education and Government sectors.

Cost of Goods Sold

Cost of goods sold for the three months ended June 30, 2014 was $841, providing a gross profit of $910 and gross margin of 52%, compared to $Nil for the three months ended June 30, 2013. This increase was due to costs of sales of the initial revenue from Glassware 2.0 technology, V3 appliances and DCO software. Management of Sphere 3D expects that gross margins will fluctuate as it continues to introduce its products in various markets and takes an aggressive approach to pricing as part of its short term growth strategy.

Expenses

Salaries and consulting for the three months ended June 30, 2014 were $800, compared to $366 for the three months ended June 30, 2013. The increase in expenses, was the result of Sphere 3D expanding its sales, marketing and support staff throughout fiscal 2013 and early 2014. Sphere 3D expects to add additional staff in sales, marketing and research & development during the remainder of fiscal 2014.

Stock based compensation for the three months ended June 30, 2014 was $850, compared to $27 for the three months ended June 30, 2013. The increase in expenses, was the result of Sphere 3D issuing stock options as part of its ongoing hiring and staff retention processes.

General and administrative expenses were $545 for the three months ended June 30, 2014 compared to $120 for the three months ended June 30, 2013. General and administrative expenses increased significantly in the second quarter of 2014 as Sphere 3D accelerated its roll-out of new products and added a sales and support office in the United States.

Amortization of intangibles was $1,147 for the three months ended June 30, 2014 compared to $1 for the three months ended June 30, 2013. Amortization of the acquired and developed technology commenced upon the release of Glassware 2.0, V3 Appliances and DCO software products for sale at the end of the first quarter of 2014 and will continue through the expected useful life.

Amortization of property and equipment for the three months ended June 30, 2014 was $85, compared to $49 for the three months ended June 30, 2013. This increase was due to additions of property and equipment primarily as a result of facilities and operations expansion. Sphere 3D expects to continue growing its capital asset base resulting in continued growth in amortization.

Financing expenses were $139, for the three months ended June 30, 2014 compared to $1 for the three months ended June 30, 2013. Financing expenses included both realized and unrealized foreign exchange and holding gains along with interest costs and derivative liability costs, which increased significantly due to the debenture financing entered into by Sphere 3D on March 21, 2014.

Merger agreement costs for the three ended June 30, 2014 were $355, compared to $Nil for the three months ended June 30, 2013. The costs related to the announced plan of merger with Overland and include legal, accounting and other costs that are expensed as incurred under IFRS requirements.

The First Six Months of Fiscal 2014 compared to the First Six Months of Fiscal 2013

Revenue

Revenue in the six months ended June 30, 2014 was $2,757 compared to $Nil in the six months ended June 30, 2013. With first sales of Sphere 3D’s Glassware 2.0 technology, V3 appliances and DCO software in the first quarter of 2014, Sphere 3D has moved from a development stage enterprise into full commercialization. This has provided revenue from hardware, software, licensing and service and support. Management of Sphere 3D expects the revenue contribution from hardware, software and services and support to continue to growth as Sphere 3D continues its inroads in the Health, Education and Government sectors.

Cost of Goods Sold

Cost of goods sold for the six months ended June 30, 2014 was $1,274, providing a gross profit of $1,482 and a gross margin of 54%, compared to cost of goods sold of $Nil for the six months ended June 30, 2013. Management of Sphere 3D expects that gross margins will fluctuate as it continues to introduce its products in various markets and takes an aggressive approach to pricing as part of its short term growth strategy.

Expenses

Salaries and consulting for the six months ended June 30, 2014 were $1,077, compared to $741, for the six months ended June 30, 2013. The increase in expenses, was the result of Sphere 3D expanding its sales, marketing and support staff throughout fiscal 2013 and early 2014. Sphere 3D expects to add additional staff in sales, marketing and research & development during the remainder of fiscal 2014.

Stock based compensation for the six months ended June 30, 2014 was $1,185, compared to $47, for the six months ended June 30, 2013. The increase in expenses, was the result of Sphere 3D issuing stock options as part of its ongoing hiring and staff retention processes.

General and administrative expenses were $798, for the six months ended June 30, 2014 compared to $324, for the six months ended June 30, 2013. General and administrative expenses increased significantly in the second quarter of 2014 as Sphere 3D accelerated it roll-out of new products and added a sales and support office in the United States.

Amortization of intangibles was $1,148, for the six months ended June 30, 2014 compared to $2 for the six months ended June 30, 2013. Amortization of the acquired and developed technology commenced upon the release of Glassware 2.0, V3 Appliances and DCO software products for sale at the end of the first quarter of 2014 and will continue through the expected useful life.

Amortization of property and equipment for the six months ended June 30, 2014 was $165 respectively, compared to $96 for the six months ended June 30, 2013. This increase was due to additions of property and equipment primarily as a result of facilities and operations expansion. Sphere 3D expects to continue growing its capital asset base resulting in continued growth in amortization.

Financing expenses were $151, for the six months ended June 30, 2014 compared to $Nil for the six months ended June 30, 2013. Financing expenses included both realized and unrealized foreign exchange and holding gains along with interest costs and derivative liability costs, which increased significantly due to the debenture financing entered into by Sphere 3D on March 21, 2014.

Merger agreement costs for the six months ended June 30, 2014 were $355, compared to $Nil for the six months ended June 30, 2013. The costs related to the announced plan of merger with Overland Storage, Inc. and include legal, accounting and other costs that are expensed as incurred under IFRS requirements.

Years Ended December 31, 2013, 2012 and 2011

The table below sets out certain selected financial information regarding the consolidated operations of Sphere 3D for the periods indicated. The selected financial information has been prepared in accordance with IFRS. This information is taken from and should be read in conjunction with Sphere 3D’s financial statements and related notes:

		Year ended
In thousands of Canadian Dollars (except loss per share)	December 31 2013 (audited)	December 31 2012 (audited)	December 31 2011 (audited)
Revenue	$—	$409	$261

Net comprehensive loss for the period	(2,378)	(2,461)	(1,048)

Loss per share	$(0.14)	$(0.21)	$(0.11)

AS AT (In thousands of Canadian Dollars)	December 31 2013 (audited)	December 31 2012 (audited)	December 31 2011 (audited)
Current assets	$6,839	$2,032	$700
Non-current assets	2,057	1,179	1,082

Total assets	$8,896	$3,211	$1,782

Current liabilities	$983	$303	$391

Total equity	$7,913	$2,908	$1,391

Sphere 3D has not declared any dividends since its incorporation. Sphere 3D does not anticipate paying cash dividends in the foreseeable future on its Sphere 3D Shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors of Sphere 3D and will depend upon Sphere 3D’s financial condition, results of operations, capital requirements and such other factors as the board of directors of Sphere 3D deems relevant.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

Revenue

For the year ended December 31, 2013 Sphere 3D recorded no revenue. The majority of the revenue achieved in the year ended December 31, 2012, $409, related to custom designed interactive kiosks. The design, development and manufacture of these kiosks provided Sphere 3D with the ability to test out several components of its technology. The custom design interactive kiosks were a special project and Sphere 3D has no intentions of making them available going forward, as such they are not expected to generate future revenues.

Cost of Goods Sold

During the year ended December 31, 2013, Sphere 3D incurred cost of goods sold and general operating costs of $2,337 compared to $2,852 during the years ended December 31, 2012. The decline in total expenses, in 2013, was mainly the result of three factors:

1.	Completion of the custom kiosk project in 2012 eliminated cost of sales in 2013

2.	Sphere 3D incurred an one time charge of $383 in 2012 as a result of its reverse takeover of TB Mining Ventures Inc., and

3.	With completion of certain contracts and financings, Sphere 3D commenced deferral of development costs effective July 1, 2013.

Cost of goods sold for the year ended December 31, 2013 were $Nil compared to $357 or 87.14% of revenue for the year ended December 31, 2012. The costs in the year ended December 31, 2012 relate to manufacture and sale of the custom built interactive kiosks.

Expenses

Salaries and consulting fees for the year ended December 31, 2013 were $1,434 compared to $1,180 for the year ended December 31, 2012. Sphere 3D expanded its staff throughout fiscal 2013 and expects to add additional staff in sales, marketing and research & development during fiscal 2014.

Professional fees were $143 for the year ended December 31, 2013 compared to $381 for the years ended December 31, 2012. Professional fees, mainly relate to legal and audit fees, which were significantly higher in 2012 due to the reverse takeover of T.B. Mining Ventures and the financings leading up to that transaction.

General and administrative expenses were $284 for the year ended December 31, 2013 compared to $292 for the year ended December 31, 2012. The general and administrative expenses during fiscal 2013 and 2012 were required to support Sphere 3D’s growth.

As of July 1, 2013, Sphere 3D met the IFRS requirements for the deferral of development expenses and capitalized $953 in development costs for the six months and year end December 31, 2013 compared to $25 for the year ended December 31, 2012. Research and development costs for the six months ended June 30, 2013 and for the year ended December 31, 2012 were at a comparable level to the amount incurred after July 1, 2013 but were expensed during those periods.

Non-capitalized equipment and supplies, used in the development of Sphere 3D’s technology, which were recorded as expensed technology development costs, were $29 and $42 for the years ended December 31, 2013 and 2012 respectively. As noted above, effective July 1, 2013, Sphere 3D began deferring all development costs, including non-capitalized equipment and supplies, payroll and other compensation costs and development related overheads.

Regulatory costs for the year ended December 31, 2013 were $222 compared to $42 for the year ended December 31, 2012. Sphere 3D became a reporting issuer on December 27, 2012, with the reverse takeover of T.B. Mining Ventures. As a result, fiscal 2013 was the first full year of regulatory fees. In addition, during the year incurred listing and maintenance fees for its quotation on the OTCQX.

As a result of the reverse takeover of T.B. Mining Ventures in 2012, Sphere 3D incurred a one-time filing fee of $383. This expense was calculated based on the value of the shares issued to shareholders of T.B. Mining Ventures at the time of the reverse takeover less the fair value of the net assets of T.B. Mining Ventures.

Year ended December 31, 2012 compared to the year ended December 31, 2011

On December 31, 2010, Sphere 3D acquired its virtualization and emulation software technology, in a non-arm’s length transaction. Prior to that time, Sphere 3D was inactive. Sphere 3D spent most of fiscal 2012 and 2011 focused on the development of its technology and platform, which resulted in limited revenues during this period.

Revenue

The majority of the revenue achieved, $409 in the year ended December 31, 2012 and $261 in the year ended December 31, 2011, related to custom designed interactive kiosks. The design, development and manufacture of these kiosks provided Sphere 3D with the ability to test out several components of its technology. The custom design interactive kiosks were a special project and are not expected to generate future revenues.

Cost of Goods Sold

During the year ended December 31, 2012, Sphere 3D incurred cost of goods sold and general operating costs of $2,852 compared to $1,309 incurred during the year ended December 31, 2011.

Cost of goods sold for the year ended December 31, 2012 were $357 or 87.14% of revenue compared to $127 or 48.67% of revenue for the year ended December 31, 2011. These costs relate to initial manufacture and sale of the custom built interactive kiosks. The year ended 2012 included significantly more costs related to the low margin installation and delivery portion of the project.

Expenses

Salaries and consulting fees for the year ended December 31, 2012 were $1,180 compared to $562 for the year ended December 31, 2011. Sphere 3D expanded its staff throughout fiscal 2012 and expects to add additional staff in sales, marketing and research & development during fiscal 2013.

Professional fees were $381 for the year ended December 31, 2012 compared to $282 for the year ended December 31, 2011. Professional fees, mainly relate to legal and audit fees, which were incurred to complete the reverse takeover of T.B. Mining Ventures and the financings leading up to that transaction.

General and administrative expenses were $292 for the year ended December 31, 2012 compared to $194 for the year ended December 31, 2011. The increases in general and administrative expenses during fiscal 2011 were required to support Sphere 3D’s growth.

Research and development costs were $42 for the year ended December 31, 2012 compared to $81 for the year ended December 31, 2011. These costs are for non-capitalized equipment and supplies used for the development of Sphere 3D’s technology. Sphere 3D expects to increase its spending on development during fiscal 2014.

As a result of the reverse takeover of T.B. Mining Ventures in 2012, Sphere 3D incurred an one- time filing fee of $383. This expense was calculated based on the value of the shares issued to shareholders of T.B. Mining Ventures at the time of the reverse takeover less the fair value of the net assets of T.B. Mining Ventures. The transaction, also, resulted in higher regulatory fees for the year ended December 31, 2012, as Sphere 3D achieved regulatory approval from the TSXV for the transaction.

Liquidity and Capital Resources

At June 30, 2014, Sphere 3D had cash of $8,783 and working capital of $5,914 compared to cash of $5,551 and working capital of $5,856 as at December 31, 2013.

Sphere 3D’s cash position increased during the six months ended June 30, 2014 by $3,232 compared to a decrease of $1,140 for the six months ended June 30, 2013.

Operating activities during the six months ended June 30, 2014 required cash of $2,297, after adjustments for non-cash items and changes in other working capital balances, compared to $1,040 during the six months ended June 30, 2013. The increase in use was mainly related to an increase in net working capital assets as cost of goods sold and accounts receivable increased.

Investing activities during the six months ended June 30, 2014 required cash of $11,093, compared to $100 in 2012. Cash used in investing activities related to the acquisition and investment of $1,028 in technology and $4,618 for the acquisition of intangible assets, the acquisition of $315 in property and equipment to support Sphere 3D’s ongoing development work and $5,335 of loans made to support Overland’s working capital requirements as the merger arrangement is completed.

Financing activities generated cash of $16,622 during the six months ended June 30, 2014 compared to $235 for the six months ended June 30, 2013. Financing activities included cash of $9,115 from the sale of special warrants in June 2014, which converted to Common Shares and Warrants of Sphere 3D on October 6, 2014, cash of $5,597 from the closing of the 4 year 8% debenture financing on March 21, 2014 and the ongoing exercise of options and warrants. Sphere 3D expects that it will continue to receive cash from warrant exercises through the remainder of the year.

At June 30, 2014, Sphere 3D had cash of $8,783 and working capital of $5,914. Based on current operating plans and projections, management believes that Sphere 3D has sufficient cash to fund is operations for the next 12 months. However, if Sphere 3D is unable to meet its operating plans due to incorrect assumptions or the occurrence of certain events set forth in the Section entitled “Risk Factors”, beginning on page 27, Sphere 3D may be required to raise additional capital in order to continue operations. If required, there can be no assurances that Sphere 3D will be successful in obtaining such capital. Failure to raise financing, if needed, could result in Sphere 3D having to discontinue its operations.

Contractual Obligations as of June 30, 2014

On March 21, 2014, Sphere 3D issued a senior secured convertible debenture for USD$5,000,000. Simple interest is payable, in cash or stock, at Sphere 3D’s discretion, semi-annually at an annual rate of 8%. The note is convertible into common shares of Sphere 3D, at any time, at the option of the holders, at a conversion rate of USD$7.50 per share.

Sphere 3D entered into a five year lease, for a 6,000 square foot; free standing building, on May 1, 2011. In addition to the minimum lease payments, Sphere 3D is required to pay operating costs estimated at $27 per year.

Contractual Obligation	Payments Due by Period (In thousands of Canadian Dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Convertible debt	$7,389	$448	$896	$6,045	$—
Office Lease	$108.5	$58	$50.5	$—	$—

Off-Balance Sheet Arrangements

None.

INDEX TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION PREPARED FROM THE CONSOLIDATED FINANCIAL STATEMENTS OF

SPHERE 3D CORPORATION AND OVERLAND STORAGE, INC.

Sphere 3D Corporation

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in thousands)

As of June 30, 2014

	Historical						Pro Forma
	Sphere 3D in IFRS CAD	Sphere 3D in IFRS USD	Adjustments	Notes	Sphere 3D in US GAAP USD	Overland in US GAAP USD	Adjustments in US GAAP USD	Notes	Combined in US GAAP USD
Assets
Current Assets:
Cash and cash equivalents	$8,783	$8,231			$8,231	$4,262	$7,500	3j.	$19,993
Short-term investment—related party	—	—			—	7,814	(2,814)	3b.	—
							(5,000)	3b.
Investments	358	336			336	—	(207)	3a.4	129
Accounts receivable, net	1,710	1,603			1,603	14,171	(597)	3c.	15,177
Inventories	158	148			148	15,525	(23)	3c.	15,650
Other current assets	822	770			770	2,419	(242)	3c.	2,947

Total current assets	11,831	11,088			11,088	44,191	(1,383)		53,896
Property and equipment, net	537	503			503	5,799	(101)	3c.	6,201
Goodwill and trade name	—	—			—	19,044	—		19,044
Unallocated purchase price representing	—	—			—	—	49,331	3a.1	15,186
goodwill and/or intangible assets							(187,434)	3a.2
							153,769	3a.2
							(171)	3a.3
							244	3a.4
							(549)	3a.5
							(4)	3a.6
Intangible assets	17,881	16,758			16,758	23,784	(511)	3c.	40,031
Other assets	5,335	5,000			5,000	1,121	(5,000)	3b.	1,121

Total assets	$35,584	$33,349			$33,349	$93,939	$8,191		$135,479

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$791	$744			$744	$11,159	$(541)	3c.	$11,358
							(4)	3a.6
Contingent liability	3,891	3,647			3,647	—	—		3,647
Accrued liabilities	1,030	965			965	13,327	(171)	3a.3	13,547
							(25)	3c.
							(549)	3a.5
Deferred revenue	204	191			191	7,941	—		8,132

Total current liabilities	5,916	5,547			5,547	32,427	(1,290)		36,684
Long-term debt	—	—			—	5,406	—		5,406
Convertible debenture	5,044	4,724	$276	6a.	5,000	—	(5,000)	3d.	—
Long-term debt—related party	—	—			—	14,528	5,000	3d.	22,028
							(5,000)	3b.
							7,500	3j.
Derivative liability	490	459	(459)	6a.	—	—	—		—
Deferred revenue	—	—			—	3,371	—		3,371
Other long-term liabilities	—	—			—	1,413	(242)	3c.	1,171

Total liabilities	11,450	10,730	(183)		10,547	57,145	968		68,660
Shareholders’ equity:
Preferred stock	—	—			—	—	—		—
Common stock	21,535	20,183	11,137	6b.	31,320	187,434	49,331	3a.1	80,651
							(187,434)	3a.2
Treasury stock							(5,000)	3b.	(5,242)
							(242)	3i.
Other equity	11,883	11,137	(11,137)	6b.	—	—	—		—
Accumulated other comprehensive gain (loss)	—	1			1	4,654	(4,726)	3b.	(71)
Accumulated deficit	(9,284)	(8,702)	183		(8,519)	(155,294)	153,769	3a.2	(8,519)
							37	3a.4
							5,000	3b.
							(666)	3c.
							(2,846)	3b.

Shareholders’ equity	24,134	22,619	183		22,802	36,794	7,223		66,819

Total liabilities and equity	$35,584	$33,349	$—		$33,349	$93,939	$8,191		$135,479

Sphere 3D Corporation

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except per share data)

For the Six Months Ended June 30, 2014

	Historical					Pro Forma
	Sphere 3D in IFRS CAD	Sphere 3D in IFRS USD	Sphere 3D in US GAAP USD	Overland in US GAAP (with pro forma adjustments) USD		Adjustments in US GAAP USD	Notes	Combined in US GAAP USD
Net revenues
Product revenue	$2,756	$2,513	$2,513	$37,582		$(1,219)	3c.	$38,876
Service revenue	—	—	—	8,971		—		8,971

	2,756	2,513	2,513	46,553		(1,219)		47,847
Cost of product revenue	1,275	1,162	1,162	29,052		(330)	3c.	29,884
Cost of service revenue	—	—	—	4,119		—		4,119

Gross profit	1,481	1,351	1,351	13,382		(889)		13,844

Operating expenses:
Sales and marketing	840	766	766	11,912		—		12,678
Research and development	—	—	—	3,692		—		3,692
General and administrative	3,887	3,544	3,544	13,054		(804)	3e.	15,768
						(26)	3c.

	4,727	4,310	4,310	28,658		(830)		32,138

Loss from operations	(3,246)	(2,959)	(2,959)	(15,276)		(59)		(18,294)
Interest income	28	26	26	—		(25)	3c.	1
Interest expense	(146)	(133)	(133)	(641)		25	3c.	(949)
						(200)	3k.
Other income (expense), net	(33)	(30)	(30)	(142)		(42)	3f.	(214)

(Loss) before income taxes	(3,397)	(3,096)	(3,096)	(16,059)		(301)		(19,456)
Provision (benefit) for income taxes	—	—	—	(2,059)		2,047	3g.	(12)

Net loss	$(3,397)	$(3,096)	$(3,096)	$(14,000)		$(2,348)		$(19,444)

Net loss per share:
Basic and diluted	$(0.15)	$(0.14)	$(0.14)	$(0.80)				$(0.64)
Shares used in computing net loss per share:
Basic and diluted	22,527	22,527	22,527	17,473	3h.		4.	30,362

Sphere 3D Corporation

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except per share data)

For the Year Ended December 31, 2013

	Historical					Pro Forma
	Sphere 3D in IFRS CAD	Sphere 3D in IFRS USD	Sphere 3D in US GAAP USD	Overland in US GAAP (with pro forma adjustments) USD		Adjustments in US GAAP USD	Notes	Combined in US GAAP USD
Net revenues
Product revenue	$—	$—	$—	$81,200		$(197)	3c.	$81,003
Service revenue	—	—	—	22,248		—		22,248
Royalty revenue	—	—	—	1,075		—		1,075

	—	—	—	104,523		(197)		104,326
Cost of product revenue	—	—	—	67,254		(99)	3c.	67,155
Cost of service revenue	—	—	—	8,777		—		8,777

Gross profit	—	—	—	28,492		(98)		28,394

Operating expenses:
Sales and marketing	195	189	189	29,254		—		29,443
Research and development	519	504	504	9,471		—		9,975
General and administrative	1,623	1,576	1,576	20,886		143	3l.	22,593
						(12)	3c.

	2,337	2,269	2,269	59,611		131		62,011

Loss from operations	(2,337)	(2,269)	(2,269)	(31,119)		(229)		(33,617)
Interest income	4	4	4	—		—		4
Interest expense	(3)	(3)	(3)	(1,314)		(400)	3k.	(1,717)
Other income (expense), net	(42)	(40)	(40)	(276)		36	3f.	(280)

(Loss) before income taxes	(2,378)	(2,308)	(2,308)	(32,709)		(593)		(35,610)
Provision (benefit) for income taxes	—	—	—	(771)		560	3g.	(211)

Net loss	$(2,378)	$(2,308)	$(2,308)	$(31,938)		$(1,153)		$(35,399)

Net loss per share:
Basic and diluted	$(0.14)	$(0.13)	$(0.13)	$(1.88)				$(1.38)
Shares used in computing net loss per share:
Basic and diluted	17,331	17,331	17,331	17,005	3h.		4.	25,579

SPHERE 3D CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Expressed in U.S. Dollars)

(Unaudited)

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial information of Sphere 3D Corporation (“Sphere 3D”) have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“U.S. GAAP”) from information derived from the historical consolidated financial statements and notes thereto of Sphere 3D, historical consolidated financial statements and notes thereto of Overland Storage, Inc. (“Overland”) and historical consolidated financial statements and notes thereto, of Tandberg Data Holdings S.à r.l. (“Tandberg”).

The unaudited pro forma condensed combined financial information has been prepared by the management of Sphere 3D in connection with Sphere 3D’s proposed acquisition (the “Acquisition”) of Overland and give effect to the prior acquisition of Tandberg by Overland on January 21, 2014.

The unaudited pro forma condensed combined balance sheet has been prepared as if the Acquisition had occurred on June 30, 2014. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the six month period ended June 30, 2014 have been prepared as if the Acquisition had occurred on January 1, 2013 and the acquisition of Tandberg by Overland had occurred on January 1, 2013. The unaudited pro forma condensed combined financial information has been prepared in accordance with U.S. GAAP, which differs in certain respects from Sphere 3D’s accounting policies as disclosed in Sphere 3D’s December 31, 2013 audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements of Overland and Tandberg are prepared in accordance with U.S. GAAP.

The historical financial statements have been adjusted in the pro forma financial statements to give effect to events that are (1) directly attributable to the pro forma events, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined statements of operations do not reflect any non-recurring charges directly related to the pro forma events that may be incurred upon completion of the transactions. Further, because the tax rate used for these pro forma financial statements is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to completion of the pro forma events, and no adjustment has been made to the unaudited pro forma condensed combined financial information as it relates to limitations on the ability to utilize deferred tax assets, such as those related to net operating losses and tax credit carryforwards, as a result of the pro forma events.

The unaudited pro forma condensed combined financial information is prepared and presented in U.S. dollars (“USD”) as, after completion of the Acquisition, the consolidated financial statements of the combined company will adopt a functional currency of USD as the reporting currency. In accordance with ASC 830-20-30, Foreign Currency Matters, the historical consolidated financial statements of Sphere 3D, which are presented in Canadian dollars (“CAD”), are translated from CAD to USD at the exchange rate in effect as at June 30, 2014 in the unaudited pro forma condensed combined balance sheet and at the average exchange rate in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2013 and the six month period ended June 30, 2014. When the Acquisition is completed, the actual results from translation of the value of Sphere 3D’s assets and liabilities based on the current exchange rate on the actual closing date could be materially different.

SPHERE 3D CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Expressed in U.S. Dollars)

(Unaudited)

1.	BASIS OF PRESENTATION (continued)

After completion of the Acquisition, the consolidated financial statements of the consolidated entity will be prepared and presented in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information of Sphere 3D has been prepared from and includes:

(a)	The unaudited pro forma condensed combined balance sheet as at June 30, 2014, combines (i) the unaudited consolidated balance sheet of Sphere 3D as at June 30, 2014, prepared in accordance with IFRS as issued by the IASB as contained in Sphere 3D’s Report of Foreign Private Issuer on Form 6-K and then converted to USD and U.S. GAAP for the purpose of the unaudited pro forma condensed combined financial information and (ii) the audited consolidated balance sheet of Overland as at June 30, 2014 prepared in accordance with U.S. GAAP for the fiscal years ended June 30, 2014 and 2013.

(b)	The unaudited pro forma condensed combined statement of operations for the six month period ended June 30, 2014 combines (i) the unaudited consolidated statement of comprehensive loss of Sphere 3D for the six months period ended June 30, 2014 prepared in accordance with IFRS as issued by the IASB, as contained in Sphere 3D’s Report of Foreign Private Issuer on Form 6-K, and then converted to USD and U.S. GAAP for the purpose of the unaudited pro forma condensed combined financial information and (ii) the unaudited interim condensed consolidated statement of operations of Overland for the six month period ended June 30, 2014 prepared in accordance with U.S. GAAP as derived from Overland’s audited consolidated financial statements for the year ended June 30, 2014 and the unaudited financial statements for the six-month period ended December 31, 2013, as well as the other information contained in this proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations (with pro forma adjustments) for the six months ended June 30, 2014 reflects the activity and financial results of Tandberg prior to the acquisition of Tandberg by Overland for the period from January 1, 2014 to January 21, 2014, the presentation of which is included elsewhere in this proxy statement/prospectus. The activity and financial results of Tandberg after the acquisition of Tandberg by Overland are reflected in Overland’s unaudited historical consolidated financial statements for the six month period ended June 30, 2014 prepared in accordance with U.S. GAAP as derived from Overland’s audited consolidated financial statements for the year ended June 30, 2014 and the unaudited financial statements for the six-month period ended December 31, 2013. The unaudited pro forma condensed combined statement of operations (with pro forma adjustments) should be read in conjunction with the unaudited pro forma condensed combined financial information prepared from the consolidated financial statements of Overland and the consolidated financial statements of Tandberg, included elsewhere in this proxy statement/prospectus.

(c)

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 combines (i) the audited consolidated statement of comprehensive loss of Sphere 3D for the year ended December 31, 2013 prepared in accordance with IFRS as contained in Sphere 3D’s annual report on Form 40-F and then converted to USD and U.S. GAAP for the purpose of the unaudited pro forma condensed combined financial information; with (ii) the historical consolidated financial information of Overland, with pro forma adjustments for the year ended December 31, 2013, derived from (A) the audited consolidated financial statements for the year ended June 30, 2013 as contained in Overland’s Annual Report on Form 10-K for the year ended June 30, 2014, plus (B) the historical consolidated financial information in the unaudited financial

SPHERE 3D CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Expressed in U.S. Dollars)

(Unaudited)

1.	BASIS OF PRESENTATION (continued)

statements for the six-month periods ended December 31, 2013 and 2012 contained in Overland’s Quarterly Report on Form 10-Q for the three and six month periods ended December 31, 2013 less (C) the historical consolidated financial Information contained in the unaudited interim financial statements for the six-month period ended December 31, 2012 contained in Overland’s Quarterly Report on Form 10-Q for the three and six month periods ended December 31, 2013; and (iii) the audited financial statements of Tandberg for the year ended December 31, 2013 contained in Overland’s Current Report on Form 8-K filed July 23, 2014.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and notes included therein of Sphere 3D, Overland and Tandberg, as referred to above and included elsewhere in this proxy statement/prospectus. Further review may identify additional differences between the accounting policies of the Sphere 3D and Overland that, when conformed, could have a material impact on the financial statements of the combined company. At this time, Tandberg, Overland and the Sphere 3D are not aware of any accounting policy differences that would have a material impact on the unaudited pro forma condensed combined financial information of the combined company that are not reflected in the pro forma adjustments.

In April 2014, Overland filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of Overland’s capital stock. All share and per share data information included in this proxy statement/prospectus reflect the reverse stock split.

The Acquisition reflected in the unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, under U.S. GAAP. Sphere 3D is considered the legal and accounting acquirer. Under the acquisition method, the total estimated consideration is calculated as described in Note 2 to the unaudited pro forma condensed combined financial information. In accordance with the accounting guidance for business combinations, the assets acquired and liabilities assumed will be measured at their estimated fair value. The acquisition method of accounting takes into account the total consideration transferred to Overland’s assets and liabilities based on their historical amounts as no valuation has occurred at this time to determine their respective fair values.

It is Sphere 3D’s management’s opinion that the unaudited pro forma condensed combined financial information includes all adjustments necessary for the fair presentation of the transactions described herein. These unaudited pro forma condensed combined financial information has been presented for informational purposes only and are not intended to reflect the results of operations or the financial position of Sphere 3D which would have actually resulted had the transactions been effected on the dates indicated. Furthermore, the unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that may be obtained in the future. Actual amounts recorded upon completion of the transactions will differ from those recorded in the unaudited pro forma condensed combined financial information and the differences may be material.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or enhancements that the combined company may achieve as a result of the Acquisition or for liabilities resulting from integration planning. However, liabilities ultimately may be recorded for severance, relocation or retention costs in subsequent periods related to employees of both companies, as

SPHERE 3D CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Expressed in U.S. Dollars)

(Unaudited)

1.	BASIS OF PRESENTATION (continued)

well as the costs of vacating certain leased facilities of either company or other costs associated with exiting or transferring activities between the companies. The ultimate recognition of such costs and liabilities would affect amounts in the unaudited pro forma condensed combined financial information, and such costs and liabilities could be material. Further, the unaudited pro forma condensed combined financial information does not reflect any regulatory actions that may impact the unaudited pro forma condensed combined financial information when the acquisition is completed.

2.	ACQUISITION OF OVERLAND STORAGE, INC.

On May 15, 2014, Sphere 3D and its wholly-owned subsidiary S3D Acquisition Company signed an Agreement and Plan of Merger (the “Agreement”) with Overland as amended on October 13, 2014, whereby Sphere 3D agreed to acquire 100% of the issued and outstanding shares of Overland in consideration for 0.46385 (“Exchange Ratio”) of a Sphere 3D common share for each Overland common share issued and outstanding (the “Merger Consideration”), subject to various adjustments. In addition, Overland warrants, stock options and restricted stock units (“RSUs”) will be exchanged and replaced for Sphere 3D warrants, options and RSUs.

At the closing of the Acquisition, each then outstanding award of Overland RSUs, whether or not vested at the closing of the Acquisition, shall be assumed by Sphere 3D and shall be converted into the right to receive a number of Sphere 3D common shares equal to the product of the number of Overland shares subject to such Overland RSU award immediately prior to the closing of the Acquisition multiplied by the Exchange Ratio, provided that 50% of the Overland RSUs that are outstanding and unvested immediately prior to the closing of the Acquisition shall vest in Overland shares immediately prior to the closing of the Acquisition and the remaining 50% of the Overland RSUs shall be assumed by Sphere 3D as provided above. Except as provided above, the assumed Overland RSUs shall be subject to the same terms and conditions (including vesting provisions) as were applicable to the award immediately prior to the closing of the Acquisition. For purposes of the unaudited pro forma condensed combined financial information at June 30, 2014, Overland’s outstanding RSUs of 781,693 immediately prior to completion of the Acquisition will convert into 362,588 Sphere 3D RSUs.

At the closing of the Acquisition, each Overland stock option will be converted into an adjusted Sphere 3D stock option to acquire a number of shares of Sphere 3D common stock, determined by multiplying the number of shares of Overland common stock subject to the Overland stock option by the Exchange Ratio of a Sphere 3D common share for each Overland common share. The exercise price per share of Sphere 3D common stock subject to the adjusted Sphere 3D stock option is equal to the per share exercise price of Overland stock option divided by the Exchange Ratio. For purposes of the unaudited pro forma condensed combined financial information at June 30, 2014, Overland’s outstanding stock options of 258,464 immediately prior to completion of the Acquisition will convert into 120,189 Sphere 3D stock options.

At the closing of the Acquisition, Overland warrants will be exchanged and replaced for Sphere 3D warrants exercisable upon the same terms and conditions as under the applicable agreement, except that each replacement warrant shall be exercisable for the Exchange Ratio of a Sphere 3D common share.

The aggregate amount of the total estimated consideration is $49,331,000, calculated by taking the issuance of 8,579,310 Sphere 3D common shares valued at USD$5.75 which is the closing price of Sphere 3D common shares as at October 13, 2014. The total value of the consideration will fluctuate with the market price of Sphere 3D’s common stock until the Acquisition is completed.

SPHERE 3D CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Expressed in U.S. Dollars)

(Unaudited)

2.	ACQUISITION OF OVERLAND STORAGE, INC.—(Continued)

The adjustments reflect the acquisition method of accounting, which takes into account the total consideration transferred to Overland’s assets and liabilities based on their historical amounts as no valuation has occurred at this time to determine their respective fair values (in thousands):

Calculation of consideration is based upon approximately 8,579 shares of common stock of Sphere 3D valued as of October 13, 2014 at $5.75 per share. Included in this amount are $2,400 of equity awards for which vesting will accelerate upon consummation of the Acquisition. The value of the shares of common stock of Sphere 3D to be issued to the Overland shareholders pursuant to the Agreement will be determined based on the trading price of Sphere 3D’s common stock at the date of the closing of the Acquisition.	$49,331
Common stock of Overland	(187,434)
Accumulated deficit of Overland	153,769
Stock appreciation rights adjustment	(171)
Original book value of Overland shares held by Sphere 3D	244
Direct, incremental costs of the acquisition of Tandberg which are reflected in the historical financial statements	(553)

Adjustment to Goodwill	$15,186

A final determination, which is expected to be finalized within one year from the date of acquisition, of fair values may differ materially from the preliminary estimates and will include management’s final valuation of the fair values of assets acquired and liabilities assumed. This final valuation will be based on the actual net assets of Overland that exists as of the date of the completion of the Acquisition. The final valuation will change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed consolidated financial information.

3)	PRO FORMA ADJUSTMENTS (IN THOUSANDS)

The adjustments reflect the acquisition method of accounting, which takes into account the total consideration transferred to Overland’s assets and liabilities based on their historical amounts as no valuation has occurred at this time to determine their respective fair values.

SPHERE 3D CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Expressed in U.S. Dollars)

(Unaudited)

3)	PRO FORMA ADJUSTMENTS (IN THOUSANDS) (continued)

a.	The preliminary estimated consideration transferred, assets acquired and liabilities assumed are recorded as follows:

1.	Calculation of consideration is based upon approximately 8,579 shares of common stock of Sphere 3D valued as of October 13, 2014 at $5.75 per share. Included in this amount are $2,400 of equity awards for which vesting will accelerate upon consummation of the Acquisition. The value of the shares of common stock of Sphere 3D to be issued to the Overland shareholders pursuant to the Agreement will be determined based on the trading price of Sphere 3D’s common stock at the date of the closing of the Acquisition.	$49,331
2.	Common stock of Overland	(187,434)
	Accumulated deficit of Overland	153,769
3.	Stock appreciation rights adjustment in accordance with the Merger Agreement	(171)
4.	Original book value of Overland shares held by Sphere 3D	244
5.	Direct, incremental costs of the Merger of Overland which are reflected in the historical financial statements (accrued liabilities)	(549)
6.	Direct, incremental costs of the Merger of Overland which are reflected in the historical financial statements (accounts payable)	(4)

Adjustment to Goodwill		$15,186

b.	The adjustment reflects the elimination of the unrealized gain of $7,314, net of tax, $2,607, and cost basis of $500 of Sphere 3D common shares held by Overland. The adjustment also reflects the payment of the waiver fee of $143 and the repayment of the promissory note, held by Sphere 3D and issued by Overland in the amount of $5,000, in Sphere 3D shares prior to the close of the merger. Based upon share price of Sphere 3D common shares at June 30, 2014, 492,194 shares were used to settle the related party promissory note.

c.	The adjustment reflects the elimination of intra entity transactions.

d.	The adjustment reflects the reclassification of the historical convertible debenture notes of Sphere 3D held by FBC Holdings S.a.r.l., a wholly-owned subsidiary of Cyrus Capital Partners L.P. to long-term related party debt.

e.	The adjustment removes the direct, incremental costs of the acquisition which are reflected in the historical financial statements.

f.	The adjustment removes the unrealized (gain) loss on the investment in common shares of Overland by Sphere 3D.

g.	The adjustment removes the deferred tax benefit as a result of the intra-period effect of the unrealized gain on the investment of common shares of Sphere 3D held by Overland.

h.

In April 2014, Overland filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of the

SPHERE 3D CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Expressed in U.S. Dollars)

(Unaudited)

3)	PRO FORMA ADJUSTMENTS (IN THOUSANDS)—(Continued)

Company’s capital stock. All share and per share data information included in this proxy statement/prospectus reflect the reverse stock split.

i.	The adjustment reflects equity interests as treasury stock.

j.	The adjustment reflects the loan and security agreement of $7,500 between Overland and FBC Holdings S.à r.l.

k.	The adjustment reflects interest expense at 8% on the loan and security agreement of $7,500 between Overland and FBC Holdings S.à r.l.

l.	The adjustment reflects the expense associated with the waiver of debt and lien covenants in connection with the loan and security agreement of $7,500 between Overland and FBC Holdings S.à r.l.

4.     PRO FORMA LOSS PER SHARE

The unaudited pro forma condensed combined basic and diluted loss per share for the six month period ended June 30, 2014 and the year ended December 31, 2013 are based on the weighted average number of common shares outstanding of Sphere 3D, as adjusted for the shares to be issued on closing of the Acquisition, less the weighted average number of shares of Sphere 3D held by Overland (in thousands, except per share data):

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Weighted average outstanding shares for the period	22,527	17,331
Treasury shares	(744)	(331)
Shares to be issued to Overland shareholders	8,579	8,579

Weighted average number of common shares outstanding	30,362	25,579

Pro Forma net loss for the period	$(19,444)	$(35,399)

Pro forma basic and diluted loss per share	$(0.64)	$(1.38)

SPHERE 3D CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Expressed in U.S. Dollars)

(Unaudited)

5.     SHARE CAPITAL

Share capital as at June 30, 2014 in the unaudited pro forma condensed combined balance sheet is comprised of the following (in thousands, except per share data):

	Number of Shares	Common Shares Amount	Treasury Stock
Authorized
Unlimited common shares
Issued
Balance at June 30, 2014	23,414	$31,320	—
Shares of Sphere 3D held by Overland or repurchased	(744)	—	$(5,242)
Shares to issue to Overland shareholders	8,579	49,331	—

	31,249	$80,651	$(5,242)

6.     INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Sphere 3D currently files its financial statements using IFRS and will adopt U.S. GAAP immediately following the completion of the Acquisition and will file audited U.S. GAAP financial statements on Form 6-K. The differences between IFRS and U.S. GAAP for Sphere 3D are separately included in the unaudited pro forma condensed combined financial information. The differences are not material so Sphere 3D and Overland presented the pro forma in U.S. GAAP without the prior filing of U.S. GAAP Sphere 3D financial statements by Sphere 3D. Sphere 3D and Overland believe the presentation of pro forma information in U.S. GAAP is more meaningful for investors of both companies. The following entries have been recorded in the unaudited pro forma condensed combined balance sheet as at June 30, 2014:

a.	The adjustment reflects the adjustment to the accounting from IFRS to U.S. GAAP for the derivative liability.

b.	The adjustment reflects equity instruments as a component of common stock.

INDEX TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION PREPARED FROM THE CONSOLIDATED FINANCIAL STATEMENTS OF OVERLAND STORAGE, INC. AND TANDBERG DATA HOLDINGS S.A R.L.

Overland Storage, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except per share data)

For the six months ended June 30, 2014

	Historical		Pro Forma
	Overland in US GAAP USD	Tandberg January 1, 2014- January 21, 2014 in US GAAP USD	Adjustments in US GAAP USD	Notes	Combined in US GAAP USD
Net revenues
Product revenue	$35,627	$1,955	$—		$37,582
Service revenue	8,823	148	—		8,971

	44,450	2,103	—		46,553
Cost of product revenue	27,438	1,614	—		29,052
Cost of service revenue	3,932	187	—		4,119

Gross profit	13,080	302	—		13,382

Operating expenses:
Sales and marketing	11,370	542	—		11,912
Research and development	3,528	164	—		3,692
General and administrative	13,537	412	(895)	2a.	13,054

	28,435	1,118	(895)		28,658

Loss from operations	(15,355)	(816)	895		(15,276)
Interest expense (related party)	—	(262)	262	2b.	—
Interest expense	(609)	(32)	—		(641)
Other income (expense), net	(119)	(23)	—		(142)

(Loss) before income taxes	(16,083)	(1,133)	1,157		(16,059)
Provision (benefit) for income taxes	(2,065)	6			(2,059)

Net loss	($14,018)	($1,139)	$1,157		($14,000)

Net loss per share:
Basic and diluted	($0.80)				($0.80)

Shares used in computing net loss per share:
Basic and diluted	17,521		9,431	2e.	17,473

Overland Storage, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except per share data)

For the Year Ended December 31, 2013

	Historical		Pro Forma
	Overland in US GAAP USD	Tandberg in US GAAP USD	Adjustments in US GAAP USD	Notes	Combined in US GAAP USD
Net revenues
Product revenue	$27,142	$55,997	$(1,939)	2c.	$81,200
Service revenue	17,810	4,438	—		22,248
Royalty revenue	—	1,075	—		1,075

	44,952	61,510	(1,939)		104,523
Cost of product revenue	23,292	41,830	1,310	2c.	67,254
			822	2d.
Cost of service revenue	6,165	2,612	—		8,777
Cost of royalty revenue	—	822	(822)	2d.

Gross profit	15,495	16,246	(3,249)		28,492

Operating expenses:
Sales and marketing	16,136	13,118	—		29,254
Research and development	5,995	3,476	—		9,471
General and administrative	12,059	13,181	(4,354)	2a.	20,886

	34,190	29,775	(4,354)		59,611

Loss from operations	(18,695)	(13,529)	1,105		(31,119)
Interest expense (related party)	—	(4,849)	4,849	2b.	—
Interest expense	(1,089)	(225)	—		(1,314)
Other income (expense), net	(80)	(196)	—		(276)

(Loss) before income taxes	(19,864)	(18,799)	5,954		(32,709)
Provision (benefit) for income taxes	(447)	(324)	—		(771)

Net loss	$(19,417)	$(18,475)	$5,954		$(31,938)

Net loss per share:
Basic and diluted	$(3.08)				$(1.88)

Shares used in computing net loss per share:
Basic and diluted	6,303		9,431	2e.	17,005

Overland Storage, Inc.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed combined financial statements give effect to the acquisition of Tandberg by Overland (collectively, the “pro forma events”). On January 21, 2014, Overland acquired Tandberg, a privately held provider of data storage and data protection solutions, for a purchase price of approximately $49.0 million, which was paid in shares of Overland’s common stock. The shareholders of Tandberg received 9,430,526 shares of Overland’s common stock at $5.20 per share.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only. The pro forma information is not necessarily indicative of what the combined company’s condensed financial position or results of operations actually would have been had the pro forma events occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based on the information available at the time of the preparation of this proxy statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 is presented as if the pro forma events had occurred on January 1, 2013. The historical consolidated financial statements of Overland for the year ended December 31, 2013 were derived from the audited consolidated financial statements for the year ended June 30, 2013; the unaudited financial statements for the six-month periods ended December 31, 2013 and 2012; and the audited financial statements of Tandberg for the year ended December 31, 2013. The unaudited pro forma condensed combined statement of operations for the six month periods ended June 30, 2014 includes the period from January 1, 2014 to January 21, 2014, which reflects the activity and financial results of Tandberg prior to the acquisition by Overland. The activity and financial results of Tandberg after the acquisition are reflected in Overland’s unaudited historical consolidated financial statements for the six month period ended June 30, 2014 prepared in accordance with U.S. GAAP as derived from Overland’s audited consolidated financial statements for the year ended June 30, 2014 and the unaudited financial statements for the six-month period ended December 31, 2013.

The historical financial statements have been adjusted in the pro forma financial statements to give effect to events that are (1) directly attributable to the pro forma events, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined statements of operations do not reflect any non-recurring charges directly related to the pro forma events that may be incurred upon completion of the transactions. Further, because the tax rate used for these pro forma financial statements is an estimated statutory tax rate, it will likely vary from the actual effective rate in periods subsequent to completion of the pro forma events, and no adjustment has been made to the unaudited pro forma condensed combined financial information as it relates to limitations on the ability to utilize deferred tax assets, such as those related to net operating losses and tax credit carryforwards, as a result of the pro forma events.

In April 2014, Overland filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of the Company’s capital stock. All share and per share data information included in this joint proxy statement/prospectus reflect the reverse stock split.

The unaudited pro forma condensed combined financial data should be read in conjunction with the historical consolidated financial statements and notes thereto of Tandberg, the historical consolidated financial statements and notes thereto of Overland, which are included in Overland’s Annual Report on

Overland Storage, Inc.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

1.	BASIS OF PRESENTATION (continued)

Form 10-K for the fiscal year ended June 30, 2014 and Overland’s Quarterly Reports on Forms 10-Q for the six month periods ended December 31, 2013 and December 31, 2012 as well as the other information contained in this proxy statement/prospectus. Further review may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company. At this time, Tandberg, Overland and the Company are not aware of any accounting policy differences that would have a material impact on the unaudited pro forma condensed combined financial statements of the combined company that are not reflected in the pro forma adjustments.

The Acquisition was treated as a business combination for accounting purposes; Overland was the accounting acquirer and Tandberg was the accounting acquiree based on a number of factors including, but not limited to, an evaluation of both quantitative and qualitative factors including the voting rights agreement and composition of management. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations.

The unaudited pro forma condensed combined financial statements do not include any adjustments for the anticipated benefits from cost savings or synergies of Tandberg and Overland operating as a combined company or for liabilities resulting from integration planning. However, liabilities ultimately may be recorded for severance, relocation or retention costs in subsequent periods related to employees of both companies, as well as the costs of vacating certain leased facilities of either company or other costs associated with exiting or transferring activities between the companies. The ultimate recognition of such costs and liabilities would affect amounts in the unaudited pro forma condensed combined financial statements, and such costs and liabilities could be material.

2.	PRO FORMA ADJUSTMENT (IN THOUSANDS)

a.	The adjustment removes the direct, incremental costs of the acquisition which are reflected in the historical financial statements.

b.	The adjustment removes the historical interest expense related to the debt of Tandberg that was settled prior to the acquisition date.

c.	The adjustment conforms the accounting policy of Tandberg to the existing policy of Overland related to certain sales. The adjustment reflects the additional deferral of product sales and cost of sales to distribution customers that are subject to certain rights of return, stock rotation privileges, and price protection to be recognized until the related products are sold to the ultimate customer by the distributor.

d.	The adjustment conforms the presentation of costs of royalty to the policy of Overland.

e.	Reflects the weighted-average outstanding shares of approximately 9,431 issued in connection with the acquisition of Tandberg. In April 2014, Overland filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of the State of California effecting a one-for-five reverse split of the Company’s capital stock. All share and per share data information included in this joint proxy statement/prospectus reflect the reverse stock split.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Except as described below, since the beginning of Sphere 3D’s preceding three financial years, Sphere 3D has had no related party transaction or loan, nor does Sphere 3D have any presently proposed related party transaction other than the merger, involving any person who will serve as a director or an executive officer of Sphere 3D following the completion of the merger. Sphere 3D has issued convertible debentures to the Cyrus Funds as described in “Proposal One-Background of the Merger”, beginning on page 51.

The Cyrus Funds agreed to waive certain covenants prohibiting certain change in control transactions and the incurrence of indebtedness by Overland in the note purchase agreement between the Cyrus Funds and Overland in connection with the entry into the merger agreement and the issuance of notes to Sphere 3D by Overland. The waiver regarding change in control transactions is limited to the proposed merger with Sphere 3D and the waiver relating to the incurrence of indebtedness is limited to the up to $10 million loan from Sphere 3D. In exchange for this waiver, the Cyrus Funds will receive an additional payment equal to five percent (5%) of the principal amount outstanding under the Notes and the NPA, which payment shall be made in Sphere 3D shares.

Upon completion of the merger, the Sphere 3D board of directors will be comprised of seven members. In addition to the five individuals serving on the Sphere 3D board of directors at the effective time of the merger, which will include Eric Kelly, upon the closing of the merger, two additional board members to be designated by Overland will be appointed to the Sphere 3D board of directors. In addition, Eric Kelly, current President and Chief Executive Officer of Overland shall be appointed as the Chief Executive Officer of Sphere 3D, Peter Tassiopoulos, current Chief Executive Officer of Sphere 3D shall be appointed President of Sphere 3D, and Kurt Kalbfleisch, current Senior Vice President and Chief Financial Officer of Overland shall be appointed as the Chief Financial Officer of Sphere 3D at the closing of the merger. The directors of Overland will resign as of the Effective Time.

On July 18, 2014, in accordance with the terms of the supply agreement, Sphere 3D issued 52,801 Sphere 3D common shares with a value of approximately $500,000 (at a deemed issue price of C$9.47 per share) to Overland. The shares are subject to a restriction on their sale for a period of 4 months and one day from July 18, 2014.

On October 13, 2014, Overland entered into the Loan Agreement with the Lender, the majority shareholder of Overland and an affiliate of the Cyrus Funds. Pursuant to the Loan Agreement, the Lender loaned to Overland $7.5 million. The net proceeds of the Loan shall be used by Overland (i) to repay $2.5 million of Overland’s outstanding obligations to Sphere 3D under the Amended & Restated Promissory Note dated September 8, 2014 issued by Overland to Sphere 3D and (ii) for working capital and general corporate purposes.

In connection with the Sphere Repayment, Sphere 3D has agreed with the Lender to guaranty $2.5 million in principal amount of the Loan, which would be payable by Sphere 3D in common shares of Sphere 3D if the closing of the Merger does not occur prior to January 12, 2015 (ninety (90) days after the funding of the Loan by the Lender). If Sphere 3D is required to issue such shares because the closing of the Merger has not occurred prior to January 12, 2015, Sphere 3D will have subrogation rights against Overland for the repayment of the $2.5 million principal amount of the Loan paid to the Lender by Sphere 3D. Sphere 3D has further agreed that immediately after the closing of the Merger, Sphere 3D shall assume the obligations under the Loan and issue common shares of Sphere 3D to the Lender in repayment of an outstanding principal amount of the Loan equal to $2.5 million.

Overland has additionally agreed to transfer 25,000 shares of Sphere common stock owned by Overland to the holders of the existing convertible notes issued by Overland (all of which are affiliates of the Lender) as a fee for waiving the debt and lien restrictions under such convertible notes.

COMPARISON OF RIGHTS OF OVERLAND SHAREHOLDERS AND SPHERE 3D SHAREHOLDERS

If the merger is completed, shareholders of Overland will become shareholders of Sphere 3D. The rights of Overland shareholders are currently governed by the CGCL and the Overland Articles and Overland Bylaws. The rights of Sphere 3D shareholders are currently governed by the OBCA and the Sphere 3D Articles and Sphere 3D Bylaws.

This section of the proxy statement/prospectus describes the material differences between the rights of Overland shareholders and Sphere 3D shareholders. This section does not include a complete description of all differences among the rights of Overland shareholders and Sphere 3D shareholders, nor does it include a complete description of the specific rights of these persons.

The following summary is qualified in its entirety by reference to, and you are urged to read carefully, the relevant provisions of the CGCL and the OBCA, as well as the Overland Articles, Overland Bylaws, Sphere 3D Articles, and the Sphere 3D Bylaws (combined, the “Governing Documents”). This summary does not reflect securities laws and regulations and any of the rules of the NASDAQ or TSXV that may apply to Overland or Sphere 3D in connection with the merger. Copies of the Governing Documents of Overland are filed as exhibits to the reports of Overland filed with the SEC and are available at www.edgar.com. Copies of the Governing Documents of Sphere 3D are available at www.sedar.com and as attached hereto as exhibits. See “Where You Can Find More Information” beginning on page 215.

Outstanding Capital Stock	Overland has outstanding one class of common stock. Holders of Overland common shares are entitled to all of the respective rights and obligations provided to common shareholders under California law, the Overland Articles, and the Overland Bylaws.	Sphere 3D has outstanding only one class of shares, designated as common shares. Holders of Sphere 3D common shares are entitled to all of the respective rights and obligations provided to shareholders under the OBCA, the Sphere 3D Articles, and the Sphere 3D Bylaws.

Authorized Capital Stock

The authorized capital stock of Overland consists of (i) 125,000,000 shares of common stock, no par value, and (ii) 1,000,000 preferred shares.

Under the Overland Articles, Overland’s board of directors has the authority to issue one or more series of preferred stock with designations, voting powers, preferences and rights, and any qualifications, restrictions or limitations thereof, as the board of directors may determine.

As of October 6, 2014, there were (i) 17,586,556 Overland common shares outstanding and (ii) no preferred shares outstanding.

The authorized share capital of Sphere 3D consists of only one class of shares, designated as common shares.

Under the Sphere 3D Articles, Sphere 3D’s board of directors has the authority to issue an unlimited number of common shares

As of October 6, 2014, there were approximately 24,878,805 Sphere 3D common shares outstanding.

Voting Rights

Each holder of Overland common shares is entitled to receive notice of and attend all meetings of Overland shareholders and shall have one vote for each common share held at all meetings of Overland shareholders that such shareholders are entitle to vote. Also see “The Special Meeting of Overland Shareholders—Overland Record Date; Shares Entitled to Vote” beginning on page 45.

The Overland Bylaws provide that any action that may be taken at any annual or shareholder meeting, except for the election of directors, may be taken without a meeting and prior notice if authorized by a number of shareholders not less than the number required to authorize such action at a meeting in which all shareholders are present.

Each holder of Sphere 3D common shares is entitled to receive notice of and attend all meetings of Sphere 3D shareholders and shall have one vote for each common share held at all meetings of Sphere 3D shareholders.

Dividend Rights

Under Section 500 of the CGCL, Overland may distribute dividends to its shareholders if:

•     the amount of Overland ’s retained earnings immediately prior to the distribution equals or exceeds the sum of amount of the distribution plus the preferential dividend arrears amount; or

•     immediately after the distribution, the value of Overland’s assets would equal or exceed the sum of its total liabilities plus the preferential rights amount.

The Overland Articles do not provide for any restrictions on dividends.

Under the Sphere 3D Articles, dividends may be declared at the discretion of the board of directors. In accordance with the OBCA, Sphere 3D may not pay dividends if there are reasonable grounds for believing that (1) Sphere 3D is or, after the payment would be, unable to pay its liabilities as they become due or (2) the realizable value of Sphere 3D’s assets would thereby, be less than the aggregate of its liabilities and its stated capital of all classes.

Size of the Board of Directors	The Overland Bylaws provide that the Overland board of directors will consist of not less than 6 nor more than 7 directors, with the current number of directors being 7.	The OBCA provides that a board of directors of an OBCA corporation that is an offering corporation, which includes a corporation such as Sphere 3D whose securities have been at any time listed and posted for trading on a recognized stock exchange such as the TSXV, must have no fewer than three directors, at least one-third of whom are not officers or employees of the corporation or its affiliates.

The Sphere 3D Articles provide that Sphere 3D’s board of directors must be compromised of a minimum of one director and a maximum of ten directors. The OBCA provides that any amendment to increase or decrease this minimum or maximum number of directors requires the approval of shareholders of Sphere 3D by “special resolution.”

A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution.

Sphere 3D’s board of directors currently has six members. Pursuant to the terms of the merger agreement, the combined company’s board of directors will comprise seven directors. See “Proposal One—The Merger—Board of Directors and Management After the Merger” beginning on page 75.

Classification of the Board of Directors	The Overland Articles and Overland Bylaws do not classify the Overland board of directors into separate classes with staggered terms.	The OBCA provides that directors may be elected for a term of up to three years, and that staggered terms are permissible; however, the Sphere 3D Bylaws provide that a director’s term of office shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director’s election or appointment or until such director’s successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

Election of Directors

The Overland Bylaws provide that in the election of directors, unless otherwise authorized, shareholders may not cumulate votes (i.e., cast for any candidate a number of votes greater than the number of shareholder’s shares). Candidates receiving a plurality of votes will be elected as directors as long as quorum requirements are met.

The Overland Bylaws provide that, in an uncontested election, each director will be elected by the vote of the majority of votes cast with respect to that director’s election, and that, in a contested election (i.e., an election in which the number of nominees exceeds the number of directors to be elected), each director will be elected by a plurality of votes cast. For purposes of the election of directors, a majority of the votes cast means that the number of votes cast “for” a director’s election exceeds 50% of the number of votes cast with respect to that director’s election (excluding abstentions).

The OBCA provide that directors will be elected by ordinary resolution of shareholders present in person or represented by proxy at the meeting and entitled to vote.

Pursuant to the OBCA, at least 25% of the directors of an OBCA corporation must be resident Canadians, but where an OBCA corporation has less than four directors, at least one director must be a resident Canadian.

Removal of Directors

Sections 302, 303, and 304 of the CGCL provide that Overland directors may be removed:

•    by the board of directors, if a director has been declared of unsound mind by an order of court or convicted of a felony;

Under the OBCA, unless the articles of a corporation provide for cumulative voting (which is not the case for Sphere 3D), shareholders of the corporation may, by a majority of the votes cast at a meeting, remove any director or directors from office.

•    by the shareholders, if approved by the affirmative vote of a majority of the Overland outstanding shares entitled to vote, with or without cause (with exceptions as set forth in Section 303(a)(1) of the CGCL); or

•    by a court, if holders of at least 10% of the Overland outstanding shares sue to remove any director for fraudulent or dishonest acts or gross abuse of authority or discretion with reference to Overland.

Filling of Vacancies on the Board of Directors	Under the CGCL, a majority of the directors in office can fill any vacancy or newly created directorship. The Overland Bylaws provide that vacancies in the board of directors may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. A vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order, however, may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum), or by the unanimous written consent of all shares entitled to vote. Each director so elected will hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified.

The OBCA generally allows a vacancy on the board of directors to be filled by a quorum of directors. Under the OBCA, a vacancy among directors created by the removal of a director by shareholders may be filled at a meeting of shareholders at which the director is removed.

In addition to the Board’s ability to fill a vacancy among directors, the OBCA and the Sphere 3D Bylaws authorize the board of directors to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Ability to Call Special Meetings of Stockholders/ Shareholders

Under the CGCL, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president, by one or more shareholders holding at least 10% of the shares entitled to vote at such meeting or by any other person authorized to do so in the corporation’s articles of incorporation or bylaws.

The Overland Bylaws provide that a special meeting of the shareholders may be called at any time by the board of directors, the chairman of the board, the president, or by one or more

Under the OBCA, the holders of not less than 5% of the shares that carry a right to vote at a meeting may generally requisition the directors to call a meeting of shareholders. If the directors do not call the meeting within 21 days after receiving a request in compliance with this provision, any shareholder who signed the request may call the meeting.

The OBCA also provides that special meetings of shareholders may be called at any time by the board of directors.

shareholders holding at least 10% of the shares entitled to vote at such meeting. If a special meeting is called by a qualified shareholder, such shareholder must make a written request to a specified Overland officer specifying the time of such meeting and the general nature of the business proposed to be transacted. The officer receiving the written request must give notice to the other shareholders that a meeting will be held not less than 35 days or more than 60 days after the receipt of the request.

Notice of Annual and Special Meetings of Stockholders/ Shareholders

Under the CGCL, the board of directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. If the board fails to do so, the superior court of the proper county may order a meeting to be held upon the application of any shareholder after giving notice to the corporation that such application shall be filed.

The Overland Bylaws provide that notice of meetings of shareholders must specify the place, date, and hour of the meeting, and in the case of special meetings or certain transactions as required by the CGCL, the general nature of the business to be transacted. Only the business specified in the notice may be transacted upon at the special meeting. The notice must be sent not less than 10 days (or 30 days if sent by third-class mail) or more than 60 days before the date of the meeting.

For all annual and special meetings of shareholders, the Overland Bylaws provide that the shareholders of record entitled to vote shall be fixed by the board and such date shall be no more than 60 days and no less than

Under the OBCA, the board of directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting.

Pursuant to the OBCA and the Sphere 3D Bylaws, meetings of shareholders shall be held at such place within or outside of Ontario as determined by the directors, or in the absence of such a determination, at the place where the registered office of Sphere 3D is located.

Under the OBCA, notice of the time and place of a meeting of Sphere 3D shareholders must be given not less than 21 days nor more than 50 days prior to the meeting to each director, to the auditor and to each shareholder entitled to vote at the meeting. In the case of a notice of a special meeting, the notice must also state the nature of the business to be transacted at the meeting and the text of any special resolution or bylaw to be submitted to the meeting.

Under the OBCA, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive

	10 days prior to the date of such meeting. For shareholder actions taken without a meeting, the record date shall not be more than 60 days prior to such action.	notice of a meeting of shareholders, but the record date must not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

Stockholder/ Shareholder Action by Written Consent	The CGCL provides that, except as otherwise stated in the articles of incorporation, shareholders may act by written consent without a meeting. The Overland Bylaws provide that any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.

Under the OBCA, generally, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote on the relevant issue at a meeting.

For a public company such as Sphere 3D, this effectively means that all actions requiring shareholder approval must be taken at a duly convened shareholders’ meeting.

Advance Notice Requirements for Director Nominations and Other Proposals by Stockholders/ Shareholders	The Overland Bylaws generally permit shareholders to nominate director candidates at annual and special meetings of shareholders if the shareholder intending to make such nomination gives timely notice thereof in writing in proper form. To be timely, the Overland Bylaws require, subject to certain limited exceptions, that written notice of an intention to nominate a director candidate be received by the Overland board of directors, with a copy to the corporate secretary of Overland, not later than 90 days nor more than 120 days in advance of the scheduled date of the meeting. However, if prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be delivered or received not later than the close of business on the 10th day following the day on

Under the OBCA, shareholder proposals, including proposals with respect to the nomination of candidates for election to the board of directors, may be made by eligible registered or beneficial holders of shares entitled to vote at an annual meeting of shareholders. Proposals must be submitted at least 60 days before the anniversary date of the last annual meeting, or at least 60 days before a meeting other than an annual meeting, if the matter is proposed to be raised at a meeting other than the annual meeting.

A proposal may only include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares entitled to vote at the meeting to which the proposal is to be presented.

which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors of an authorized committee thereof to be elected at such meeting.

The Overland Bylaws allow for business to be properly brought before an annual meeting of shareholders, if the shareholder intending to propose the business gives timely notice in writing in proper form to the corporate secretary of Overland. To be timely, a shareholder’s notice must be received by the corporate secretary, subject to certain limited exceptions, not later than 60 days nor more than 90 days in advance of the scheduled date of the annual meeting.

In addition, in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the shareholder must be received no earlier than the 120 days prior to such annual meeting and not later than 90 days prior to such annual meeting. Also, in the instance that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the shareholder to must be delivered or received not later than the close of business on the 10th day following the earlier of (i) the day on which the notice of the date of the annual meeting was mailed or (ii) the day on which the public disclosure was made. To be in proper form, the Overland bylaws require that the notice include, among other things, certain disclosures about (i) the proposal, including all information that would be required to be disclosed in a proxy filing, any agreements, arrangements and understandings between the proposing shareholder and any other persons relating to the proposal or Overland and (ii) the shareholder making such proposal, including all ownership interests (including derivatives), rights to vote any security of Overland and any material interest of the shareholder in the business being proposed, as well as the text of any resolutions proposed for consideration.

Amendments to the Articles of Incorporation	Section 902 of the CGCL generally provides that the Overland Articles may be amended if approved by the board of directors and the majority of the outstanding shares entitled to vote, either before or after approval by the board of directors. Under the Overland Articles, amendments to the Overland Articles generally may be made in accordance with the default positions of California law. However, the Overland Articles require the vote of 66 2⁄3% of the voting stock of the corporation to repeal or amend Article IV, or to repeal or amend any other provision in the Articles that would modify or circumvent Article IV.	Under the OBCA, an amendment to the articles of incorporation generally requires approval by special resolution, being 66 2⁄3% of the votes cast, in person or by proxy, of shares of the corporation.

Amendments to Bylaws

Under the CGCL, shareholders of a corporation entitled to vote and, if so provided in the articles of incorporation, the directors of the corporation, each have the power, separately, to adopt, amend and repeal the bylaws of a corporation.

The Overland Bylaws provide that new bylaws may be adopted or the current bylaws may be amended or repealed by the vote or written

Sphere 3D’s board of directors may, by resolution, make, amend or repeal any bylaw that regulates the business or affairs of the corporation. Where the directors make, amend or repeal a bylaw, they are required under the OBCA to submit that action to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject

	consent of a majority of the outstanding shares entitled to vote. Furthermore, the Overland board of directors may adopt, amend or repeal the bylaws other than to change the authorized number of directors.	or amend that action by simple majority or ordinary resolution. If the action is rejected by shareholders, or the directors of a corporation do not submit the action to the shareholders at the next meeting of shareholders, the action will cease to be effective, and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect will be effective until it is confirmed by the shareholders.

Mergers, Consolidations and Other Transactions

Under the CGCL, the board of directors and the holders of a majority of the shares entitled to vote, except in certain limited circumstances, must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets.

The Overland Articles provide that should a Major Shareholder (as defined below) be involved in a Business Combination (as defined in the Overland Articles), the transaction must have been either:

•    approved by the board of directors prior to when such Major Shareholder become a Major Shareholder;

•    approved by not less than 80% of the board of directors, and such Major Shareholder shall have been unanimously approved by the board of directors to become a Major Shareholder; or

•    approved by not less than 90% of the board of directors.

Such voting requirements mentioned in the previous paragraph shall not apply if at least two-thirds of the shares of the stock of Overland vote for such Business Combination, and

Under the OBCA, certain extraordinary corporate actions, such as:

•    amalgamations (other than with certain affiliated corporations);

•    continuances;

•    generally, amendments to the articles of the corporation, including to change its name;

•    sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business;

•    reductions of stated capital for any purpose, e.g., in connection with the payment of special distributions (subject, in certain cases, to the satisfaction of solvency tests); and

•    other extraordinary corporate actions such as liquidations, dissolutions and, if ordered by a court, arrangements;

are required to be approved by special resolution.

In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class certain other requirements set forth in Article IV of the Overland Articles are met.

For purposes of this proxy statement/prospectus, “Major Shareholder” shall mean: any individual or entity which, together with its Affiliates and Associates (as defined in rule 12b-2 of the Securities Exchange Act of 1934) and any individual or entity acting in concert therewith, is the beneficial owner of shares possessing ten percent (10%) or more of the voting power of Overland, and any Affiliate or Associate of a Major Shareholder, including an individual or entity acting in concert therewith.

or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Rules or policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61- 101—Protection of Minority Security Holders in Special Transactions (“MI 61- 101”) contain requirements in connection with certain transactions involving a “related party,” including transactions by which an issuer, directly or indirectly, (i) acquires, sells, leases or transfers an asset; (ii) acquires or issues securities; (iii) combines; (iv) assumes or becomes subject to a liability; or (v) borrows money or lends money from, with or to, as the case may be, a related party. Under MI 61-101, a “related party” includes, among others, (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 provides that, in connection with a “related party transaction” (in addition to any other required shareholder approval), Sphere 3D is required, subject to the availability of certain exceptions, to: (i) provide specific disclosure in the proxy circular sent to security holders in connection with a related party transaction where a meeting is required; (ii) obtain a formal valuation of the subject matter of the related party transaction and provide a summary thereof in the proxy circular; and (iii) obtain the approval of a majority of the votes cast by shareholders other than any related party that is an interested party in the transaction.

Preemptive Rights of Stockholders/ Shareholders	Under the CGCL, shareholders of a corporation do not have preemptive rights to subscribe to an additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the articles of incorporation. Because the Overland Articles do not include any provision in this regard, holders of shares of Overland common stock do not have preemptive rights.	Under the OBCA, because the Sphere 3D Articles do not provide for preemptive or subscription rights, holders of Sphere 3D common shares are not entitled to preemptive or subscription rights.

Directors’ and Officers’ Liability and Indemnification

The Overland Articles eliminate an Overland director’s personal liability for monetary damages to the fullest extent permitted under California law.

The Overland Articles and Overland Bylaws provide that Overland will, to the maximum extent permitted by the CGCL, indemnify each of its directors and officers against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of Overland.

Overland is authorized to purchase and maintain insurance on behalf of those persons against any liability which may be asserted as set forth in CGCL, Section 317.

Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer or an individual acting in a similar capacity for another entity (whom we refer to in this summary as an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnifiable person in any civil, criminal, administrative, investigative or other proceeding in which the person is involved because of that association, if:

•    the person acted honestly and in good faith with a view to the best interests of the corporation or other entity; and

•    in the case of a criminal or an administrative action enforceable by a monetary penalty, the person had reasonable grounds for believing the person’s conduct was lawful.

An indemnifiable person is also entitled to indemnity for

reasonable defense costs and expenses if the person fulfills the above mentioned requirements and was not judged to have committed any fault or omitted to do anything the person ought to have done.

A corporation may advance moneys to an indemnifiable person for the costs, charges and expenses of a proceeding provided that the indemnifiable person repays the moneys if he or she does not fulfill the above-mentioned requirements.

In the case of a derivative action, indemnity may be made only with court approval, if the indemnifiable person fulfills the above-mentioned requirements.

In addition, a corporation may purchase and maintain insurance for the benefit of an indemnifiable person against any liability incurred by such person whether in his or her capacity as a director or officer of the corporation or in his or her capacity as a director or officer of another entity if he or she acts or acted in that capacity at the corporation’s request.

Shareholder Rights Agreement

Overland has in place a shareholder rights agreement providing rights to purchase shares of Overland common stock. The rights are not currently exercisable. The rights are attached to and trade together with the shares of Overland common stock.

The shareholder rights agreement will take effect not earlier than the tenth day after the public announcement or disclosure that a person or group of affiliated or associated persons, other than exempt persons, has acquired, or obtained the right to acquire, beneficial ownership of 20% or

Sphere 3D currently has no shareholder rights plan in place. Subject to the restrictions contained in the merger agreement and any applicable securities, regulatory and stock exchange requirements, Sphere 3D could adopt a shareholder rights plan in the future.

more of the outstanding shares of Overland common stock, except pursuant to a permitted acquisition.

At that time, the rights then attached to all outstanding shares of Overland common stock will become separate securities and each right will entitle the holder to purchase one-third of a common share, at a per-share purchase price of $7.40, subject to adjustment.

However,

•    from and after the date on which a person becomes an acquiring person, except pursuant to a permitted offer, each holder of a right, other than the acquiring person, may exercise the right to receive that number of Overland common shares having a value equal to the purchase price divided by one-half the current market price (as defined in the shareholder rights agreement) of a common share at the date of the occurrence of the event.

•    if, after the shareholder rights agreement takes effect, Overland merges or combines into or with any acquiring person or any of its affiliates or associates or other related persons, if all Overland shareholders are not treated alike, other than certain restructurings not resulting in any change of control of our company, or 50% or more of our assets or earnings power is sold or transferred in one or a series of related transactions, each holder of a right, other than an acquiring person, may exercise the right to receive that number of Overland common shares which equals the initial exercise price, as adjusted, divided by one-half the current market price (as defined in the shareholder rights agreement) of such common stock at the date of the occurrence of the event.

At any time after any person becomes an acquiring person, the Overland board of directors may exchange all or some of the rights other than the rights beneficially owned by the acquiring person, which rights will thereafter be void, at an exchange ratio of one-third of common share, or one-third of an equivalent common share (as defined in the shareholder rights agreement) per right, subject to adjustment in certain events.

The term “permitted acquisition” is defined as the acquisition of common shares directly from Overland, including by way of a dividend or distribution on the common stock, or pursuant to a permitted offer.

The term “permitted offer” is defined as a tender or exchange offer which is for all outstanding shares of Overland common stock at a price and on terms which a majority of certain members of the board of directors determine to be adequate and in the best interests of Overland and the best interests of Overland’s shareholders.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder, including the right to vote or to receive dividends.
The rights expire in August 2015 unless earlier redeemed or exchanged. Overland is entitled to redeem all of the rights at $0.001 per right, subject to adjustment, at any time.
Wells Fargo Bank, N.A. serves as the rights agent under the shareholder rights agreement.

Oppression Remedy	The CGCL does not provide for a similar remedy.

The OBCA provides an oppression remedy that enables a court to make any order, including awarding money damages, appointing a receiver, dissolving the corporation, forcing the acquisition of securities and amending charter documents, to rectify matters that are oppressive or unfairly prejudicial to, or that unfairly disregard the interests of, any securityholder, creditor, director or officer of the corporation if an application is made to a court by a “complainant,” which includes:

•    a present or former registered holder or beneficial owner of securities of the corporation or any of its affiliates;

•    a present or former officer or director of the corporation or any of its affiliates;

•    in the case of an offering corporation, such as Sphere 3D, the Ontario Securities Commission; and

•    any other person who in the discretion of the court is a proper person to make such application.

Quorum of Shareholders	The Overland Bylaws provide that the presence, in person or by proxy, of the persons entitled to vote a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business.	Under the Sphere 3D Bylaws, two shareholders entitled to vote at such meeting, whether present in person or represented by proxy constitute a quorum.

Dissent Rights	Under the CGCL, a shareholder of a California corporation is generally entitled to demand	The OBCA provides that shareholders of a corporation are entitled to exercise dissent rights appraisal of the fair value of his or her shares in the event the corporation is a party to a merger or consolidation, subject to specified exceptions, including if the shares of any other corporation delivered to the shareholders at the consummation of the merger are listed on any national securities exchange certified by the California Commissioner of Corporations.

See “Proposal One—The Merger—Dissenter’s Rights” beginning on page 96.

and to be paid the fair value of their shares as determined by the board of directors of the corporation or, failing which, by the appropriate Canadian court upon an application timely brought by the corporation or a dissenting shareholder, in connection with specified matters, including:

•    an amendment to the corporation’s articles to add, remove or change the restrictions on the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting;

•    an amendment to the corporation’s articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

•    any amalgamation with another corporation (other than with certain affiliated corporations);

•    a continuance under the laws of another jurisdiction;

•    a sale, lease or exchange of all, or substantially all, the property of the corporation other than in the ordinary course of business;

•    a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation;

•    the carrying out of a going- private transaction; and

•    certain amendments to the articles of a corporation which

require a separate class or series vote by a holder of shares of any class or series.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Sphere 3D shareholders are not entitled to dissent/appraisal rights under the OBCA in connection with the merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF

SPHERE 3D

As of October 6, 2014, there were 24,878,805 common shares of Sphere 3D issued and outstanding as fully paid and non-assessable, and carrying a right to one vote per share. The following table sets forth certain information regarding the ownership of Sphere 3D’s common shares as of October 6, 2014 by: (i) each of Sphere 3D’s directors; (ii) each of Sphere 3D’s named executive officers; (iii) all of Sphere 3D’s executive officers and directors as a group; and (iv) all those known by Sphere 3D to be beneficial owners of more than five percent (5%) of Sphere 3D’s common shares.

	Beneficial Ownership
Beneficial Owner	Shares of common stock currently owned	Shares acquirable within 60 days(1)	Total shares of common stock owned	Percent of class(2)
5% Shareholders
Sheldon Inwentash Pinetree Capital Ltd.(3) 2500 - 130 King Street West Toronto, ON M5X 2A2	2,930,000	450,000	3,380,000	13.3

Executive Officers and Directors +
Peter Tassiopoulos	100,000	200,000	300,000	1.2
Mario Biasini(4)	2,746,429	25,000	2,771,429	11.1
Scott Worthington	50,000	250,000	300,000	1.2
Eric Kelly	—	308,332	308,332	1.2
Peter Ashkin	30,000	171,667	201,667	0.8
Glenn Bowman	25,000	171,667	196,667	0.8
Jason Meretsky	25,000	301,667	326,667	1.3

Current directors and executive officers as a group 7 persons)	2,976,429	1,428,333	4,404,762	16.7

(1)	With respect to holders of 5% or more of our shares of common stock, this amount includes shares of our common stock, which could be acquired upon exercise of outstanding warrants. With respect to our executive officers and directors, this amount includes shares of our common stock, which could be acquired upon exercise of stock options which are either currently vested and exercisable or will vest and become exercisable within 60 days of October 6, 2014.

(2)	Based on 24,878,805 shares outstanding on October 6, 2014.

(3)	Includes 970,100 common shares and warrants exercisable for 100,000 common shares held by Sheldon Inwentash and 1,888,200 common shares and warrants exercisable for 350,000 common shares held by Pinetree Capital Ltd., an entity over which Sheldon Inwentash holds the position of President, CEO and director and is deemed to have investment and dispositive control.

(4)	Includes 300,000 shares held by Mr. Biasini’s wife, 300,000 shares held in trust for his daughter and 1,000,000 shares held by Promotion Depot Inc., a company wholly owned by Mr. Biasini.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF OVERLAND

As of October 6, 2014, there were 17,586,556 Overland common shares issued and outstanding as fully paid and non-assessable, and carrying a right to one vote per share. The following table sets forth certain information regarding the ownership of Overland’s common shares as of October 6, 2014 (except as otherwise indicated) by each person who is known by us to own, or we have reason to believe owns, more than 5% of our shares of common stock, each of our named executive officers, each of our directors and all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

	Beneficial Ownership
Beneficial Owner	Shares of common stock currently owned		Shares acquirable within 60 days(1)		Total shares of common stock owned		Percent of class(2)
5% Shareholders
Cyrus Funds 399 Park Avenue, 39th Floor New York, NY 10022	11,048,049		1,788,882		12,836,931	(3)	66.3

Special Situations Fund 527 Madison Avenue, Suite 600 New York, NY 10022	—		1,443,373		1,443,373	(4)	7.6

Marathon Capital Management(5) 4 North Park Drive, Suite 106 Hunt Valley, MD 21030	1,166,820		—		1,166,820		6.6

Clinton Group, Inc. 9 West 57th Street, 26th Floor New York, NY 10019	744,275		249,292		993,567	(6)	5.6

Pinetree Group 130 King Street, Suite 2500 Toronto, Ontario, Canada M5X 2A2	915,702		—		915,702	(7)	5.2

Executive Officers and Directors +
Eric Kelly	158,060	(8)	491,654	(9)	649,714		3.6
Kurt L. Kalbfleisch	55,560		103,038		158,598		*
Randall Gast	9,668		87,779		97,447		*
Scott McClendon	149,364	(10)	48,552	(11)	197,916		1.1
Robert A. Degan	3,604	(12)	20,629		24,233		*
Joseph A. De Perio	3,200		12,545		15,745		*
Vivekanand Mahadevan	200		6,000		6,200		*
Daniel J. Bordessa(13)	—		—		—		*
Nils Hoff	15,000		—		15,000		*
Current directors and executive officers as a group (9 persons)	394,656		770,197		164,853		6.4

*	Less than 1%
+	Except as otherwise indicated, the address for each beneficial owner is 9112 Spectrum Center Boulevard, San Diego, CA, 92123.

(1)	With respect to holders of 5% or more of Overland’s shares of common stock, this amount includes shares of our common stock, which could be acquired upon exercise of outstanding warrants and convertible debt. With respect to our executive officers and directors, this amount includes shares of our common stock, which could be acquired upon exercise of stock options which are either currently vested and exercisable or will vest and become exercisable within 60 days of October 6, 2014, with respect to our named executive officers and Mr. McClendon, shares of our common stock which will vest within 60 days of October 6, 2014, and with respect to Messrs. Kelly and McClendon, shares of our common stock, which could be acquired upon exercise of outstanding warrants.
(2)	Based on 17,586,556 shares of common stock outstanding on October 6, 2014 and calculated in accordance with Rule 13d-3 promulgated under the Exchange Act.
(3)	The number of shares includes 1,788,882 shares of common stock issuable to the Cyrus Funds upon conversion of notes held by the Cyrus Funds. Additional shares of our common stock may be issued to the Cyrus Funds as payment of interest on notes pursuant to the terms of the note purchase agreement. The Cyrus Funds are comprised of Crescent 1, L.P., a Delaware limited partnership (“Crescent”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“Cyrus Opportunities”), and Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“Cyrus Select”). FBC Holdings S. á r.l., a Luxembourg private limited liability company (“FBC”), serves as a special purpose vehicle for making investments and is wholly-owned by the Cyrus Funds. Each of the Cyrus Funds are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. Cyrus Capital is the investment manager of each of the Cyrus Funds and the manager of FBC. Cyrus Capital Partners GP, L.L.C., a Delaware limited partnership (“Cyrus GP”), is the general partner of Cyrus Capital. Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), is the general partner of Crescent and CRS. Mr. Stephen Freidheim is the managing member of Cyrus GP and Cyrus Advisors and is the Chief Investment Officer of Cyrus Capital. Crescent, CRS, Cyrus Opportunities, Cyrus Select and Mr. Freidheim have entered into an investment management agreement with Cyrus Capital giving Cyrus Capital full voting and dispositive power over the shares of common stock held by the Cyrus Funds.
(4)	The number of shares of Overland’s common stock acquirable within 60 days pursuant to warrants (“Warrant Shares”) includes 594,330 Warrant Shares held directly by Special Situations Fund III Q.P., L.P., 424,521 Warrant Shares held directly by Special Situations Private Equity Fund, L.P., 59,433 Warrant Shares held directly by Special Situations Technology Fund, L.P. and 365,089 Warrant Shares held directly by Special Situations Technology Fund II, L.P. MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.
(5)	According to a Schedule 13F filed for the period ended June 30, 2014, James Kennedy, as President of Marathon Capital Management, LLC has sole investment authority with respect to these shares and sole voting power with respect to 21,700 of these shares.
(6)	The number of shares includes 744,275 Shares and 249,292 Warrant Shares held directly by Clinton Magnolia Master Fund, Ltd. (“CMAG”). Clinton Group, Inc. (“CGI”) is the investment manager of CMAG and consequently has voting control and investment discretion over securities held by CMAG. By virtue of his direct and indirect control of CMAG and CGI, George Hall, as Chief Investment Officer and President of CGI, has voting and investment power over these securities.
(7)

Of these shares, Pinetree Income Partnership (“PIP”) owns 600,702 shares (“PIP Shares”) and Sheldon Inwentash owns 315,000 shares (“Inwentash Shares”). By virtue of PIP’s direct ownership of the PIP Shares and Pinetree Capital Investment Corp (“PCIC”) and Emerald Capital Corp.’s (“Emerald”) collective ownership and control in PIP, and Pinetree Capital Limited’s (“Pinetree”) ownership of PCIC and Emerald; PCIC, Emerald and Pinetree may be deemed to have shared power to vote and dispose of the PIP Shares.

Mr. Inwentash has voting and investment power over the Inwentash Shares. By virtue of his position as Chief Executive Officer of Pinetree, Mr. Inwentash has voting and investment power over the PIP Shares.
(8)	Includes 9,861 shares of Overland common stock owned by Mr. Kelly through his family trust.
(9)	Includes 22,075 shares of common stock which could be acquired upon exercise of outstanding warrants owned by Mr. Kelly through his family trust.
(10)	Represents 142,633 shares of our common stock owned by Mr. McClendon through his family trust, 6,666 shares of our common stock through his self-directed IRA and 66 shares of Overland common stock held by his wife.
(11)	Includes 8,490 shares of common stock which could be acquired upon exercise of outstanding warrants owned by Mr. McClendon through his family trust.
(12)	Includes 666 shares of our common stock held by Mr. Degan’s wife.
(13)	Mr. Bordessa is an employee of Cyrus Capital and was appointed to our Board of Directors pursuant to a Voting Agreement entered into between Overland and FBC, but Mr. Bordessa does not have voting or dispositive power of the shares beneficially owned by the Cyrus Funds or FBC.

Other than as described herein, Overland and Sphere 3D are aware of no arrangements, including any pledge by any person of shares of Overland common stock, the operation of which may at a subsequent date result in a change of control of Overland company.

LEGAL MATTERS

The legality of the Sphere 3D common shares offered by this proxy statement/prospectus and certain other Canadian legal matters will be passed upon for Sphere 3D by Meretsky Law Firm, as Canadian corporate counsel to Sphere 3D, and by Thorsteinssons LLP, as Canadian tax counsel to Sphere 3D. Dorsey & Whitney LLP, Toronto, Ontario will issue an opinion to Sphere 3D concerning certain U.S. legal matters, and O’Melveny & Myers LLP, will issue an opinion to Overland concerning certain U.S. legal matters.

Mr. Meretsky owns 25,000 common shares of Sphere 3D and has vested stock options which would permit him to purchase, if exercised, an additional 293,750 common shares within the next 60 days, at an average exercise price of $0.97. While Mr. Meretsky is a director of Sphere 3D and has also been engaged to serve as Sphere 3D’s Canadian corporate counsel, he is not compensated in either role on a contingent basis and his interest in Sphere 3D is not contingent on the success of the Merger.

EXPERTS

The financial statements of Sphere 3D and its subsidiaries appearing in this proxy statement/prospectus have been audited by Collins Barrow Toronto LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Overland and its subsidiaries (other than Tandberg) appearing in this proxy statement/prospectus are included in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2013 and 2012 of Tandberg Data Holdings S.à r.l. and its subsidiaries appearing in this proxy statement/prospectus have been audited by RSM Deutschland GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

Sphere 3D

Sphere 3D will hold a regular annual general meeting of shareholders in 2015 regardless of whether the merger is completed, and may decide to hold a special meeting of its shareholders in late 2014 to the extent there is required business to be addressed.

A shareholder who is entitled to vote at the annual meeting of shareholders of Sphere 3D in respect of the fiscal year ended December 31, 2014 (to be held in 2015), may raise a proposal for consideration at such annual meeting. Sphere 3D will consider such proposal for inclusion in the proxy materials for the annual meeting in 2015 only if the Sphere 3D’s Secretary receives such proposal (at 240 Matheson Boulevard East, Mississauga, Ontario, Canada, L4Z 1X1, or by facsimile 905-282-9966) submitted pursuant to section 99 of the OBCA, on or before March  28, 2015. The use of certified mail, return receipt, is advised.

Overland

In light of the expected timing of the completion of the merger, Overland expects to hold its 2014 annual meeting of shareholders only if the merger is not completed.

Requirements for shareholder proposals to be considered for inclusion in Overland’s proxy materials: In the event that Overland holds a 2014 annual meeting of shareholders, shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act, and intended to be presented at Overland’s 2014 annual meeting of shareholders must be received by Overland not later than December 15, 2014 in order to be considered for inclusion in our proxy materials for that meeting.

Requirements for shareholder proposals to be brought before an annual meeting: the Overland Bylaws provide that, for shareholder nominations to Overland’s board of directors or other proposals to be considered at an annual meeting of shareholders, the shareholder must have given timely notice of the proposal or nomination in writing to Overland’s secretary. To be timely for the 2014 annual meeting of Overland shareholders (to be held in 2015), a shareholder’s notice must be delivered to, or mailed and received by, Overland’s secretary at its principal executive offices between January 14, 2015 and February 13, 2015. Pursuant to the Overland Bylaws, however, any shareholder proposal or nomination for director must meet the deadline pursuant to Rule 14a-8, as described above, to be included in Overland’s proxy materials. A shareholder’s notice to the secretary must set forth, as to each matter the shareholder proposes to bring before the annual meeting, the information required by the Overland Bylaws.

WHERE YOU CAN FIND MORE INFORMATION

Sphere 3D has filed with the SEC a registration statement under the Securities Act of which this proxy statement/prospectus forms a part, which registers the common shares of Sphere 3D to be issued to Overland shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Sphere 3D and its common shares. The rules and regulations of the SEC allow Sphere 3D to omit certain information included in the registration statement from this document.

Overland files annual, quarterly and current reports, proxy statements and other information with the SEC. Sphere 3D is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

You may read and copy the information filed with or furnished to the SEC by Overland or Sphere 3D at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Overland and Sphere 3D, that file electronically with the SEC. The address of the site is www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The reports and other information filed by Overland with the SEC are also available at Overland’s website at www.overlandstorage.com. Sphere 3D also files reports, statements and other information with the applicable Canadian securities regulatory authorities. Sphere 3D’s filings are electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, the Canadian equivalent of the SEC’s EDGAR system, at www.sedar.com. The web addresses of the SEC, SEDAR, Sphere 3D and Overland have been included as inactive textual references only. Information on those web sites is not part of this proxy statement/prospectus.

Neither Sphere 3D nor Overland has authorized anyone to give any information or make any representation about the merger or the respective companies that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date.

SPHERE 3D CORPORATION

(Formerly T.B. Mining Ventures Inc.)

For the Years Ended December 31, 2013, and December 31, 2012

(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying annual consolidated financial statements of Sphere 3D Corporation (“Sphere 3D” or the “Company”) have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide assurance that transactions are authorized, assets safeguarded and proper records maintained.

The Audit Committee of the Board of Directors has reviewed with the Company’s independent auditors the scope and results of the annual audit and the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, Collins Barrow Toronto LLP are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and their report follows.

MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”) AND DISCLOSURE CONTROLS AND PROCEDURES (“DCP”)

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the financial statements.

As the Company is a Venture Issuer (as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and management are not required to include representations relating to the establishment and/or maintenance of DCP and/or ICFR, as defined in NI 52-109.

“Peter Tassiopoulos”	“Scott Worthington”
Peter Tassiopoulos	Scott Worthington
Chief Executive Officer	Chief Financial Officer

Mississauga, Ontario	Mississauga, Ontario
April 28, 2014	April 28, 2014

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
INDEPENDENT AUDITORS’ REPORT	F. 416.480.2646
To the Shareholders of Sphere 3D Corporation	www.collinsbarrow.com

We have audited the accompanying consolidated financial statements of Sphere 3D Corporation and its subsidiaries which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sphere 3D Corporation as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Licensed Public Accountants

Chartered Accountants

October 14, 2014

Toronto, Ontario

This office is independently owned and operated by Collins Barrow Toronto LLP
The Collins Barrow trademarks are used under License.

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Consolidated Statements of Financial Position

As at

(Expressed in Canadian Dollars)

	December 31, 2013	December 31, 2012
Assets
Current
Cash and cash equivalents	$5,550,788	$1,633,334
Investments	312,823	10,203
Loans	203,641	—
Subscriptions receivable	—	150,035
Sales tax recoverable	95,088	78,319
Amounts receivable	—	54,729
Inventory	136,591	—
Advance equipment payments	397,702	—
Prepaid and sundry assets	142,361	105,401

	6,838,994	2,032,021
Capital assets (note 5)	389,119	358,127
Investment	—	101,821
Intangible assets (note 6)	1,668,079	718,750

	$8,896,192	$3,210,719

Liabilities
Current
Trade and other payables (note 7)	$478,282	$303,218
Deferred revenue	504,488	—

	982,770	303,218

Shareholders’ Equity
Common share capital (note 9)	12,085,781	5,409,488
Other equity (note 10)	1,715,151	1,007,500
Deficit	(5,887,510)	(3,509,487)

	7,913,422	2,907,501

	$8,896,192	$3,210,719

Nature of operations (note 1)

Commitment and contingencies (note 12)

Subsequent events (note 16)

Approved by the Board	“Glenn Bowman”	“Peter Tassiopoulos”
	Director	Director

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

	December 31 2013	December 31 2012
Revenue	$—	$409,347

Expenses
Cost of goods sold	—	356,688
Salaries and consulting	1,433,993	1,179,711
Professional fees	143,362	380,762
General and administrative	283,707	291,745
Technology development	28,985	41,773
Listing fees (note 8)	—	382,777
Regulatory fees	221,676	42,405
Amortization of patents	3,492	1,250
Amortization of property and equipment	222,124	174,391

	2,337,339	2,851,502

Loss from operations	(2,337,339)	(2,442,155)

Finance income (expenses)
Interest income	4,206	117
Interest expense	(2,770)	(19,267)
Investment holding loss	(36,947)	—
Foreign exchange loss	(5,173)	—

	(40,684)	(19,150)

Net loss and comprehensive loss for the year	$(2,378,023)	$(2,461,305)

Loss per share
Basic and diluted	$(0.14)	$(0.21)

Weighted average number of common shares	17,330,942	11,918,124

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

	Number of common shares	Number of preferred shares	Common share capital	Preferred share capital	Other Equity	Deficit	Total
Balance at December 31, 2011[1]	10,600,000	500,000	$2,411,832	$2,500	$25,000	$(1,048,182)	$1,391,150
Issuance of common shares	4,116,913	—	3,431,792	—	—	—	3,431,792
Share issuance costs	—	—	(373,511)	—	—	—	(373,511)
Issuance of warrants	—	—	(712,500)	—	712,500	—
Share-based payments	23,529	—	20,000	—	—	—	20,000
Share based compensation – Employee stock options	—	—	—	—	270,000	—	270,000
Conversion of debt	117,647	—	100,000	—	—	—	100,000
Conversion of preferred shares	500,000	(500,000)	2,500	(2,500)	—	—
Shares issued for acquisition of T.B. Mining Ventures Inc.	756,250	—	529,375	—	—	—	529,375
Comprehensive loss for the period	—	—	—	—	—	(2,461,305)	(2,461,305)

Balance at December 31, 2012[1]	16,114,339	—	$5,409,488	$—	$1,007,500	$(3,509,487)	$2,907,501
Issuance of common shares	1,250,000	—	4,187,500	—	—	—	4,187,500
Share issuance costs	—	—	(441,178)	—	—	—	(441,178)
Issuance of warrants	—	—	(860,000)	—	860,000	—	—
Exercise of warrants	2,784,840	—	3,844,720	—	(1,154,528)	—	2,690,192
Issuance of warrants on exercise	—	—	(703,000)	—	703,000	—	—
Exercise of options	180,001	—	148,251	—	(20,500)	—	127,751
Share-based payments	769,231	—	500,000	—	—	—	500,000
Share based compensation – Employee stock options	—		—		319,679	—	319,679
Comprehensive loss for the period	—	—	—	—	—	(2,378,023)	(2,378,023)

Balance at December 31, 2013	21,098,411	—	$12,085,781	$—	$1,715,151	$(5,887,510)	$7,913,422

[1]	Represents the legal capital of Sphere 3D Inc. (the accounting acquirer). The legal capital of T.B. Mining Ventures Inc. (the legal acquirer) was 3,025,000 common shares.

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

	December 31, 2013	December 31, 2012
Cash flow from operating activities
Net comprehensive loss for the period	$(2,378,023)	$(2,461,305)

Items not affecting cash:
Amortization	225,616	175,641
Listing fee	—	382,777
Stock based compensation	319,679	270,000
Expenses paid through stock issuances	102,298	120,000
Investment holding loss	36,947	—
Accrued interest	(4,179)	(110)
Change in working capital:
Change in sales tax recoverable	(16,769)	44,415
Change in amounts receivables	54,729	178,596
Change in inventory	(136,591)	21,078
Change in prepaid and sundry assets	(36,960)	49,427
Change in trade and other payables	175,064	(14,269)
Change in deferred revenue	270,921	(30,070)

Net cash used in operating activities	(1,153,701)	(1,263,820)

Cash flow from investing activities
Reverse take-over of T.B. Mining Ventures Inc.	—	51,277
Acquisition of capital assets	(253,116)	(145,063)
Loans	(203,641)
Investment in technology	(952,821)	(25,000)

Net cash used in investing activities	(1,643,145)	(118,786)

Cash flow from financing activities
Exercise of warrants and options	2,817,943	—
Proceeds from sale of common shares, net of issue costs	3,896,357	2,857,846

Net cash from financing activities	6,714,300	2,857,846

Net increase in cash and cash equivalents	3,917,454	1,475,240
Cash and cash equivalents at opening	1,633,334	158,094

Cash and cash equivalents at closing	$5,550,788	$1,633,334

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Sphere 3D Corporation (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. The Company is listed on the TSXV, under the trading symbol “ANY” and the OTC-QX, under the trading symbol “SPIHF” and has its main and registered office of the Company located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

On December 21, 2012, the Company completed its Qualifying transaction (the “Transaction”) with Sphere 3D Inc. (“Sphere 3D”) and changed its name to Sphere 3D Corporation. The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange (see note 8). Accordingly, the former security-holders of Sphere 3D acquired control of the Company through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D. Therefore, the consolidated financial statements are presented from the perspective of Sphere 3D and the comparative figures presented prior to December 21, 2012 are those of Sphere 3D. The results of operations of the legal parent, Sphere 3D Corporation (formerly T.B. Mining Ventures Inc.), are included from the date of the reverse takeover.

Sphere 3D Inc. is a technology development company focused on establishing its patent pending emulation and virtualization technology. These consolidated statements include the financial statements of the Company, its wholly-owned subsidiary, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company will have to raise additional capital to fund operations until such point that revenues from products and technology are able to fund operations. If the Company is not able to raise sufficient capital then there is the risk that the Company will not be able to realize the value of its assets and discharge its liabilities. To date the Company has been successful raising capital in fiscal 2012 and 2013. These proceeds are used to fund operations of the Company.

2.	STATEMENT OF COMPLIANCE

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Financial Statements were approved by the Company’s Board of Directors on April 18, 2014.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements as at and for the periods ended December 31, 2013 and 2012, unless otherwise indicated.

The consolidated financial statements comprise the accounts of the Company, and its controlled subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(a)	Use of estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are noted below with further details of the assumptions in the following notes:

(i)	Share-based payments

When charges for share-based payments are based on the equity instrument granted, the fair value is calculated at the date of the award. The equity instruments are valued using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

(ii)	Investment in technology

The recoverability of the investment in technology is dependent on the future realization of cash flows from amounts spent.

(iii)	Property and equipment

The useful lives of property and equipment is estimated based on the length of use of the assets by the Company.

(iv)	Income taxes

Tax interpretations, regulations and legislation in the jurisdiction in which the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realised from future taxable earnings.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(b)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Financial instruments

(i)	Non-derivative financial assets

Non-derivative financial instruments comprise of cash and cash equivalents, investments, loans, subscriptions receivable and trade and other payables. Non-derivatives financial instruments are recognised initially at the fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

(ii)	Cash, cash equivalents and investments

Cash and cash equivalents comprise cash on hand, term deposits with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management, whereby management has the ability and intent to net bank overdrafts against cash, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Investments comprise highly liquid investments, in the form of guaranteed investment certificates, with maturities greater than three months but with cashable features. Investments have been used to secure the Company’s credit rating and are therefore separated from cash and cash equivalents for the purpose of the statement of cash flows.

(iii)	Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition the transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has designated cash and cash equivalents and investments at fair value.

(iv)	Other

Other non-derivative financial instruments, such as trade and other payables, are measured at amortized cost using the effective interest method, less any impairment losses.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(d)	Capital assets

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. Costs include expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.

(i)	Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit (loss) as incurred.

(ii)	Amortization

Amortization is calculated as the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets.

The estimated useful lives for the current and comparative periods are as follows:

• Computer hardware	- 3 years
• Furniture and fixtures	- 5 years
• Marketing and Web Development	- 2 years
• Leasehold improvements	- over the term of the lease

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for amortization methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

(e)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(f)	Trade and other payables

Trade and other payables are stated at cost.

(g)	Balance sheet

Assets and liabilities expected to be realised in, or intended for sale or consumption in, the Company’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities.

(h)	Statement of cash flows

The Company prepares its Statement of Cash Flows using the indirect method.

(i)	Impairment

(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of comprehensive loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of comprehensive loss.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets referred to as a cash generating unit (CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less cost to disposal.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(i)	Impairment (continued)

(ii)	Non-financial assets (continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from sales.

Fair value less costs of disposal to sell is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The fair value less cost of disposal is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of other assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(j)	Intangible assets

(i)	Patents

Costs to obtain patents are capitalized and are amortized to operations on a straight-line basis over the underlying term of the patents, which is 20 years, commencing upon the registration of the patent.

(ii)	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(j)	Intangible assets (continued)

(iii)	Research and Development Costs

Research costs are charged to income when incurred.

Development costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. As of July, 2013, the Company has met the requirements for deferral of these expenses and has commenced capitalization of development costs incurred relating to its investment in technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

Investment Tax Credits (“ITCs”) earned as a result of incurring Scientific Research and Experimental Development (“SRED”) expenditures are recorded as a reduction of the related current period expense, the related deferred development costs or related capital assets. Management records ITC’s when there is reasonable assurance of collection. To date, management has not recorded any amounts related to ITC’s.

(k)	Share capital—common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(l)	Share based payments

The grant date fair value of options awarded to employees, directors, and service providers is measured using the Black-Scholes option pricing model and recognised in the statement of comprehensive loss, with corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the option, consideration received, together with the amount previously recognised in contributed surplus, is recorded as an increase to share capital.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(m)	Revenue

Revenue is recorded when persuasive evidence of an agreement exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, price is fixed and determinable, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(m)	Revenue (continued)

involvement with the goods, the distribution of the media has occurred and collectability is reasonably assured and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Revenue is deferred when the Company has received the cash and has a further obligation to the customer. The revenue is then recognized when the Company has fulfilled that obligation.

(n)	Finance income and expenses

Finance expenses comprise interest expense on borrowings, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Foreign currency gain and losses, reported under finance income and expenses, are reported on a net basis.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o)	Loss per share

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(o)	Loss per share (continued)

of dilutive instruments such as options and warrants. The dilutive effect on earnings per share is recognised on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. At year end, the effect of stock options and warrants was anti-dilutive.

(p)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognised for future operating losses.

(q)	Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(r)	Change in accounting policies

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after December 31, 2013. Many are not applicable to, or do not have a significant impact on, the Corporation and have been excluded from the table below.

(i)	IFRS 10—Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard that identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control consists of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(ii)	IFRS 11—Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard that focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(r)	Change in accounting policies (continued)

(iii)	IFRS 12—Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard that provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and of balance sheet vehicles. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(iv)	IFRS 13—Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard that provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRS. The key points of IFRS 13 are as follows:

Fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;

Financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;

Disclosure regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13 and further guidance has been added to the determination of classes of assets and liabilities;

A quantitative sensitivity analysis must be provided for financial instruments measured at fair value;

A narrative must be provided discussing the sensitivity of fair value measurement categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and

Information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

(v)	IAS 1—Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(vi)	IAS 27—Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(r)	Change in accounting policies (continued)

(vii)	IAS 28—Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(s)	Future accounting pronouncements

The accounting pronouncements detailed in this note have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

(i)	IFRS 9—Financial Instruments

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39—Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

The effective date of IFRS 9 was deferred to years beginning on or after January 1, 2018. Earlier application is permitted.

(ii)	IAS 32—Financial Instruments

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

(iii)	IAS 36—Impairment of Assets

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted when the entity has already applied IFRS 13.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Cash and cash equivalents, investments and trade and other payables.

The fair value of cash and cash equivalents, investments and trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At December 31, 2013 and December 31, 2012, the fair value of these balances approximated their carrying value due to their short term to maturity.

(b)	The fair value of stock options and warrants are measured using a Black-Scholes, option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option and warrant holder behaviour) and the risk-free interest rate (based on government bonds).

The carrying value of amounts receivable, loans and trade and other payables included in the financial position approximate fair value due to the short term nature of those instruments.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2013 and 2012.

			Fair value measurements using
December 31, 2013	Carrying amount	Fair value	Quoted prices in Active Market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	$5,550,788	$5,550,788	$5,550,788	$—	$—
Investments	$312,823	$312,823	$312,823	$—	$—

			Fair value measurements using
December 31, 2012	Carrying amount	Fair value	Quoted prices in Active Market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	$1,633,334	$1,633,334	$1,633,334	$—	$—
Investments	$10,203	$10,203	$10,203	$—	$—
Long term Investments	$101,821	$101,821	$101,821	$—	$—

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are those with inputs for the asset or liability that are not based on observable market data.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

5.	Capital assets

Cost	Computer Hardware	Furniture and Fixtures	Marketing & Web Development	Leaseholds	Total
Balance at December 31, 2011	$372,506	$2,463	$—	$75,009	$449,978
Additions	137,178	4,000	—	3,885	145,063
Disposals	—	—	—	—	—

Balance at December 31, 2012	509,684	6,463	—	78,894	595,041
Additions	148,895	—	104,220	—	253,115
Disposals			—

Balance at December 31, 2013	$658,579	$6,463	$104,220	$78,894	$848,156

Accumulated Depreciation	Computer Hardware	Furniture and Fixtures	Marketing & Web Development	Leaseholds	Total
Balance at December 31, 2011	$57,240	$123	$—	$5,160	$62,523
Additions	157,851	826		15,714	174,391
Disposals	—	—	—	—	—

Balance at December 31, 2012	215,091	949	—	20,874	236,914
Additions	183,977	1,293	21,075	15,778	222,123
Disposals	—	—		—	—

Balance at December 31, 2013	$399,068	$2,242	$21,075	$36,652	$459,037

Net book value as at December 31, 2012	$294,593	$5,514	$—	$58,020	$358,127

Net book value as at December 31, 2013	$259,511	$4,221	$83,145	$42,242	$389,119

6.	Intangible assets

(i)	Investment in technology

On December 31, 2010, the Company acquired all rights and assets related to the emulation and virtualization technology from Promotion Depot Inc., in a non-arms length transaction, in exchange for 1,000,000 shares of the Company’s common stock. Since the fair value of the assets received are not readily determinable, the investment was valued based on the $695,000 fair value of the shares received by Promotion Depot Inc. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

As of July 2013, the Company met the requirements for the deferral of development costs, under IFRS, and has commenced capitalizing the development costs incurred during the period. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

6.	Intangible assets (continued)

(ii)	Patents

During the year ended December 31, 2013, the Company filed 6 patents based on its technology, in addition to the 3 preliminary patents, filed on January 16, 2012, based on the technology acquired in the investment in technology.

Cost	Investment in technology	Patents	Total
Balance at December 31, 2011	$695,000	$—	$695,000
Additions	—	25,000	25,000
Disposals	—	—	—

Balance at December 31, 2012	695,000	25,000	720,000
Additions	885,250	67,571	952,821
Disposals	—	—	—

Balance at December 31, 2013	$1,580,250	$92,571	$1,672,821

Accumulated amortization	Investment in technology	Patents	Total
Balance at December 31, 2011	$—	$—	$—
Additions	—	1,250	1,250
Disposals	—	—	—

Balance at December 31, 2012	—	1,250	1,250
Additions	—	3,492	3,492
Disposals	—	—	—

Balance at December 31, 2013	$—	$4,742	$4,742

Net book value as at December 31, 2012	$695,000	$23,750	$718,750

Net book value as at December 31, 2013	$1,580,250	$87,829	$1,668,079

7.	Trade and other payables

	December 31 2013	December 31 2012
Trade payables	$161,337	$251,845
Non-trade payables and accrued expenses	316,945	51,373

	$478,282	$303,218

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

8.	The Transaction

The Company completed the Transaction on December 21, 2012, pursuant to a definitive amalgamation agreement dated August 31, 2012. The Transaction constitutes a reverse takeover of the Company but does not meet the definition of a business combination, and therefore, IFRS 3 Business Combinations is not applicable. As a result and in accordance with reverse take-over accounting for a transaction that is not considered a business combination:

Sphere 3D Corporation (formerly T.B. Mining Ventures) is treated as the acquiree and Sphere 3D Inc. is treated as the acquirer. As a result, the amalgamated entity is deemed to be a continuation of Sphere 3D Inc. and Sphere 3D Inc. is deemed to have acquired control of the assets and business of the Company with the consideration of the issuance of capital, and therefore IFRS 2 Share-based Payment, is applicable.

Under the terms of the Amalgamation Agreement, T.B. Mining Ventures was required to consolidate (the “Consolidation”) its securities on a four (4) for one (1) exchange ratio. As of the date of the Transaction there were 756,250 T.B. Mining Shares issued and outstanding as fully paid and non-assessable, after giving effect to the Consolidation.

The fair value of the consideration issued for the net assets of the Company is as follows:

756,250 common shares valued at $0.70 per share	$529,375

Allocated to net asset value (at December 21, 2012):

Cash and cash equivalents	$51,277
Long term investment	101,821
Accounts payable	(6,500)

Net assets	146,598
Cost of listing (expensed)	382,777

529,375

The purchase price is recorded as an increase in share capital of $529,375

Transaction costs associated with the Reverse Takeover Transaction which amounted to $124,126 and the cost of listing of $382,777 have been recorded as an expense.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

9.	Share Capital

Authorized

an unlimited number of common shares

Issued and outstanding

	Number of Shares	Value
Balance, December 31, 2011	10,600,000	$2,411,832
Issued for cash (net of cash fees of $373,541)	4,116,913	3,058,281
Less: Proceeds allocated to warrants		(600,000)
Brokers warrants	—	(112,500)
Issued for services rendered	23,529	20,000
Issued on conversion of debt	117,647	100,000
Issued on conversion of preferred shares	500,000	2,500
Reverse takeover transaction (note 8)	756,250	529,375

Balance, December 31, 2012	16,114,339	$5,409,488

Issued for cash (net of cash fees of $441,178)	1,250,000	3,746,322
Less: Proceeds allocated to warrants		(775,000)
Brokers warrants		(85,000)
Issued on exercise of warrants	2,784,840	3,844,720
Warrants issued on exercise		(703,000)
Issued on exercise of options	180,001	148,251
Issued for future services	769,231	500,000

Balance, December 31, 2013	21,098,411	$12,085,781

(i)	On January 13, 2012, the Company issued 450,571 shares of common stock for cash proceeds of $315,400, less cash fees of $29,650. In connection with this transaction, the Company issued broker warrants to purchase 65,028 shares of common stock, at $0.70 per share, for a period of three years. The broker warrants were valued at $19,000. The brokers warrants have been valued based on the equity instruments granted.

(ii)	As a condition to the Amalgamation, Sphere 3D completed a private placement of Sphere 3D Units (the “Financing”) with gross proceeds of $3,116,642. Each Sphere 3D Unit consisted of one Sphere 3D Share and one Sphere 3D Warrant, entitling the holder to purchase one Sphere 3D Share at an exercise price of $1.00 per Sphere 3D Share within two years of the completion of the Qualifying Transaction.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Issued and outstanding (continued)

(ii)	(continued)

The Financing was completed in five tranches, as follows:

Date		Number of Units	Gross Proceeds	Cash Fees	Value of Warrants
(i)	July 26, 2012	1,141,976	$970,680	$147,800	$180,000
(ii)	October 30, 2012	1,540,003	1,309,003	132,588	245,000
(iii)	November 13, 2012	324,300	275,655	28,282	70,000
(iv)	December 13, 2012	476,163	404,739	21,800	75,746
(v)	December 14, 2012	183,900	156,315	13,421	29,254

		3,666,342	$3,116,392	$343,891	$600,000

In addition, at the same time as the November 13, 2012 closing, Sphere 3D issued 117,647 Units in settlement of a debt of $100,000. The value of the Sphere 3D PP Warrants issued in this debt conversion was $19,000.

In connection with the Financing, the Company paid to the Agent, Jennings Capital Ltd., commissions in the amount of 8% of gross proceeds, and issued 325,925 Sphere 3D Broker Unit Warrants (10% of the brokered securities sold in the Financing). The brokers warrants have been valued based on the equity instruments granted. In addition, the Company paid the Agent a corporate finance fee of $20,000 (through the issue of 23,529 shares of Sphere 3D).

The Broker Unit Warrants are exercisable into Sphere 3D Units at an exercise price of $0.85 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D PP Warrant. The Sphere 3D Broker Unit Warrants issued for the five tranches were valued at $33,000, $44,500, $8,000, $4,000 and $4,000 respectively, using the Black-Scholes model.

The fair value of the warrants issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

		Broker Warrants	Investor Warrants	Broker Unit Warrants
(I)	dividend yield	0%	0%	0%
(II)	expected volatility	60%	60%	60%
(III)	a risk free interest	1.71%	1.28%	1.07%
(IV)	an expected life	3 years	2 years	2 years
(V)	a share price	$0.70	$0.70	$0.85
(VI)	an exercise price	$0.70	$1.00	$0.85

Expected volatility was based on comparable companies.

(iii)

On July 15, 2013, in connection with a supply agreement (the “Supplier Agreement”) with Overland Storage, Inc., the Company issued 769,231 shares of common stock, with a value of $500,000, to Overland Storage Inc. (“Overland”) as a prepayment for systems infrastructure. Pursuant to the Supplier Agreement entered into between Overland and the Company, the Company has agreed to pay for up to $1.5 million of cloud infrastructure equipment purchases from Overland in the form of

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Issued and outstanding (continued)

common shares in the capital of the Company (the “Common Shares”) as follows: (i) 769,231 Common Shares at a fair value of $0.65, having a value of $500,000 were issued on Closing; and (ii) that number of Common Shares equal to $500,000 divided by the 10 trading day average of the closing price per share of Common Shares ending 3 trading days prior to each of the first and second year anniversary date of the Supply Agreement, to a maximum of 769,231 Common Shares on each date having a value of $500,000. Such Sphere 3D shares are subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws. The equipment purchased has been included in inventory and advance equipment payments.

(iv)	On November 12, 2013, the Company closed an underwritten financing for the sale of 1,250,000 units, at a price of $3.35 per unit of gross proceeds of $4,187,500.

Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each full warrant, a “Warrant”), each full Warrant being exercisable to acquire one Common Share at a purchase price of $4.50 for a period of 24 months following the closing of the Offering. The Warrants are subject to an acceleration clause whereby should the Common Shares trade at $6.00 or more for more than 10 consecutive trading days on the TSX Venture Exchange or other principal exchange, the Company has the right to issue notice to the warrant holders to accelerate the exercise period to a period ending 20 trading days from the date of notice. The warrants were valued at $775,000.

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering, were reimbursed for fees and expenses incurred in connection with the Offering, and received compensation warrants (the “Broker Warrants”) to acquire Common Shares equal to 8% of the number of Units sold under the Offering. Each Broker Warrant is exercisable at $3.35 per common share for a period of 24 months from the closing date. The broker warrants were valued at $85,000.

The fair value of the warrants issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

		Investor Warrants	Broker Unit Warrants
(I)	dividend yield	0%	0%
(II)	expected volatility	60%	60%
(III)	a risk free interest	1.71%	1.71%
(IV)	an expected life	2 years	2 years
(V)	a share price	$4.73	$3.35
(VI)	an exercise price	$4.50	$3.35

Expected volatility was based on comparable companies.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Escrowed shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share Escrow		Value Share Escrow		Total
	Number	%	Number	%	Number	%
Balance at December 21, 2012	4,655,000	100	4,306,250	100	8,961,250	100
Released – December 27, 2012(1)	232,750	5	430,625	10	663,375	7

Balance at December 31, 2012	4,422,250	95	3,875,625	90	8,297,875	93
Released – June 27, 2013	232,750	5	645,937	15	878,687	10
Released – December 27, 2013	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70

Future releases
June 27, 2014	465,500	10	645,937	15	1,111,437	13
December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27

Total future releases	3,724,000	80	2,583,751	60	6,307,751	70

(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

Stock Options

i.	On January 16, 2012, the shareholders of the Company approved the establishment of an Employee Stock Option Plan. The directors are authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company’s stock at the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

ii.

On January 16, 2012 and February 15, 2012, the directors of the Company approved the award of 715,000 and 75,000 options, respectively, with a value of $200,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.70 and (VI) a share price of $0.70. Expected volatility was based on comparable companies. 540,000 of these options vested immediately. The remaining vested as follows: 125,000 vested on February 29, 2012; 25,000 vested on May 31, 2012; 75,000 on July 26, 2012; and 25,000 on August 31, 2012.

iii.	On September 19, 2012, the directors of the Company approved the award of 300,000 options, with a value of $70,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.69. Expected volatility was based on comparable companies. 100,000 of these options vested immediately. The remaining options vest as follows: 25,000 vested on November 30, 2012; 25,000 vested on February 28, 2013; 25,000 vested on May 31, 2013; 25,000 vested on August 31, 2013; 33,333 vested on September 2013; 33,333 will vest on September 2014; and 33,333 will vest on September 2015.

iv.	On September 19, 2012, the directors of the Company revised the exercise price of the 615,000 options issued to the officers and directors of the Company on January 16, 2012 from $0.70 to $0.85 per share, in keeping with the offering price for the Financing. The revision had no impact on the financial results of the Company.

v.	As at the date of the Amalgamation, there were 75,000 T.B. Mining Shares reserved for issuance under the T.B. Mining Option Plan, after giving effect to the Consolidation. These options continued on under the same terms.

vi.	On March 4, 2013, the directors of the Company approved the award of 100,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $18,500. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

vii.	On March 5, 2013, the directors of the Company approved the award of 320,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $79,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.60 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

viii.

On April 17, 2013, the directors of the Company approved a fiscal 2013 compensation plan for the independent directors of the Company. The plan calls for the payment of $7,500 per quarter to the independent directors, which can be paid by cash or the issuance of common stock, at the Company’s discretion, subject to TSXV approval. In addition, each of the independent directors was awarded options to purchase 25,000 shares of the Company’s common shares. The award of 75,000 fully vested options, exercisable for 10 years, was valued at $14,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

ix.	On July 3, 2013, the directors of the Company approved the award of 300,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $50,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.51. Expected volatility was based on comparable companies.

x.	On July 3, 2013, the directors of the Company approved the award of 50,000 options, which vested immediately, exercisable for 5 years, with a value of $8,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.51. Expected volatility was based on comparable companies.

xi.	In connection with the appointment of Mr. Eric Kelly to the Board of Directors of the Company and his undertaking to become the Chairman, on July 3, 2013, the directors of the Company approved the award to Mr. Eric Kelly of 850,000 options, which vest quarterly over three years, exercisable for 10 years, with a value of $215,000. The options were subject to: (i) the completion of the Agreements with Overland Storage, (ii) the agreement by the shareholders of the Company to amend the Company’s Option Plan to a 20% fixed plan; and, (iii) the ratification of the award by the Shareholders at the Annual and Special Meeting of Shareholders, held September 16, 2013. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.64. Expected volatility was based on comparable companies.

xii.	On August 30, 2013, the directors of the Company approved the award of 100,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $100,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $2.50 and (VI) a share price of $2.50. Expected volatility was based on comparable companies.

xiii.	On September 16, 2013, at the annual and special meeting of the shareholders of the Company, the shareholders ratified the adoption of a fixed stock option plan, authorizing the award of up to 3,375,000 shares, being approximately 20% of the common shares outstanding at the record date for the meeting.

xiv.

One September 16, 2013, the directors of the Company approved the award of 450,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $500,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $2.68 and (VI) a

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

share price of $2.68. Expected volatility was based on comparable companies. In connection with the awards made to the independent directors of the Company, the directors agreed to waive future quarterly fees until the Company achieves commercialization.

xv.	On November 1, 2013, the directors of the Company approved the award of 50,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $88,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $4.28 and (VI) a share price of $4.28. Expected volatility was based on comparable companies.

As at December 31, 2013 the Company had 435,000 additional options available for issuance. A continuity of the unexercised options to purchase common shares is as follows:

	Weighted average exercise price	Number
Balance at December 31, 2011	$0.00	—
Granted	0.82	1,090,000
Issued on Transaction	0.80	75,000
Expired	0.70	(150,000)

Balance at December 31, 2012	$0.83	1,015,000
Granted	1.24	2,295,001
Exercised	0.71	(180,001)
Expired	0.60	(320,000)

Outstanding at December 31, 2013	$1.18	2,810,000

Exercisable at December 31, 2013	$1.03	1,176,666

The weighted average share price on the date of exercise was $3.69.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

The following table provides further information on the outstanding options as at December 31, 2013:

Expiry Date	Number exercisable	Number outstanding	Weighted average exercise price	Weighted average years remaining
March 4, 2018	75,000	100,000	$0.85	4.25
July 3, 2018	—	225,000	0.65	4.50
September 8, 2020	20,000	20,000	0.80	6.66
January 16, 2022	640,000	640,000	0.83	8.04
September 19, 2022	158,333	300,000	0.85	8.71
April 16, 2023	75,000	75,000	0.85	9.29
July 2, 2023	70,833	850,000	0.65	9.50
August 29, 2023	25,000	100,000	2.50	9.67
September 15, 2023	112,500	450,000	2.68	9.71
October 31, 2023	—	50,000	4.28	9.83

	1,176,666	2,810,000	$1.18	8.61

Warrants

The Company had the following warrants outstanding:

		Number of Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2011		87,500	$0.70
Granted –	Broker Warrants	65,028	0.70
	Investor Warrants	3,783,989	1.00
	Broker Unit Warrants(1)	325,925	0.85

Outstanding at December 31, 2012		4,262,442	$0.98
Exercised –	Broker Warrants	(152,528)	0.70
	Investor Warrants	(1,980,462)	1.00
	Broker Unit Warrants	(325,925)	0.85
Issued on exercise of Broker Unit Warrants		325,925	1.00
Exercise of warrants issued		(325,925)	1.00
Granted –	Investor Warrants	625,000	4.50
	Broker Unit Warrants(2)	100,000	3.35

Outstanding at December 31, 2013		2,528,527	$1.96

The weighted average share price on the date of exercise was $3.46

(1)	The Broker Unit Warrants were exercisable into Sphere 3D Units at an exercise price of $0.85 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D Investor Warrant, exercisable at $1.00.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Warrants (continued)

Upon exercise of the Broker Unit Warrants Sphere 3D Investor Warrants were issued, at a cumulative value of $703,000. The fair value of the warrants issued was estimated at the date of exercise of the Broker Unit Warrant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an average expected life of less than 1 year; (V) an exercise price of $1.00 and (VI) an average share price of $3.13. Expected volatility was based on comparable companies.

(2)	The Broker Unit Warrants were exercisable into Sphere 3D Units at an exercise price of $3.35 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D Investor Warrant, exercisable at $4.50.

10.	Other Equity

	2013	2012
Other equity beginning of period	$1,007,500	$25,000
Value of warrants issued	1,563,000	712,500
Value of options issued	319,679	270,000
Value of warrants exercised	(1,154,528)	—
Value of options exercised	(20,500)	—

Warrant capital end of period	$1,715,151	$1,007,500

11.	Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	December 31 2013	December 31 2012
Salaries, management fees and benefits	$875,000	$444,181
Share-based payments – management	240,722	66,813
Share-based payments – directors	340,111	134,976

	$1,455,833	$645,970

Legal services of $110,428 (2012 – $209,288) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at year end included in accounts payable total $207,042 (2012 – $141,658)

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

12.	Commitment and Contingencies

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

2014	$58,000
2015	59,500
2016	20,000

Refer to note 9(ii) for additional commitments to issue shares. In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with vendors and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

13.	Deferred Income Taxes

Reconciliation between tax expense and the amount of tax on net accounting income at the Company’s statutory rate of 26.5% (2012 – 26.5%) percent is as follows:

	December 31 2013	December 31 2012
Loss before tax from continuing operations	$(2,378,023)	$(2,461,305)

Income tax using corporation statutory tax rate	(630,200)	(652,200)
Adjustment for share issue costs	—	(99,000)
Loss carry forward adjustment	(78,137)	—
Change in tax rate and other	63,237	164,300
Deferred income taxes not recognized	645,100	586,900

	$—	$—

Deferred income tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	December 31 2013	December 31 2012
Non-capital loss carry-forwards	$1,347,300	$717,100
Property and equipment	10,300	62,900
Share issue costs	165,000	97,200
Less: Deferred income taxes not recognized	(1,522,600)	(877,200)

Total deferred tax assets	$—	$—

Loss Carry Forwards

As at December 31, 2013, unused loss carry-forwards expire in the following taxation years:

2030	$1,004,807
2031	1,513,862
2032	482,352
2033	2,082,926

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

14.	Capital Risk Management

The Company includes equity, comprised of issued common share capital, other equity and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its digital media distribution systems, and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants, debt or by securing strategic partners.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the years ended December 31, 2013 and 2012.

15.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out by management under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk

(i)	Currency risk:

The Company is still in its pre-commercialization phase and as such has limited exposure to foreign exchange risk. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents and investments earn interest at market rates.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations as interest expense represents approximately 0.1% (2012 – 0.7%) of total expenses. A 1.0% change in interest rates would not have a significant impact on the interest income.

(b)	Credit risk

The Company is subject to risk of non-payment of loans receivable. The Company mitigates this risk by monitoring the credit worthiness of its customers.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

15.	Financial Risk Management (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

As at December 31, 2013, the Company has trade and other payables of $478,282 (2012 – $303,218) due within 12 months and has cash and cash equivalents of $5,550,788 (2012 – $1,633,334) to meet its current obligations.

16.	Subsequent Events

(a)	Convertible Debenture

On March 21, 2014, the Company completed a financing with FBC Holdings S.a r.l., a wholly-owned subsidiary of private investment funds (collectively, “the Cyrus Funds”) the investment manager of which is Cyrus Capital Partners, L.P., whereby the Cyrus Funds subscribed for a convertible secured debenture of the Company in the principal amount of U.S. $5,000,000 (the “Debenture”).

The Debenture has a four year term maturing on March 21, 2018, bears interest at 8% per annum, to be paid semi-annually in cash or shares at the option of the Company. The Debenture is convertible at any time into common shares in the capital of the Company (the “Conversion Right”) at a price of U.S. $7.50 (the “Conversion Price”). The Company shall have the right to force the conversion of the Debenture if the trading price of the common shares for 10 successive days in which the shares actually trade on the TSX Venture Exchange (the “TSXV”) or other principal exchange, exceeds 150% of the Conversion Price. In addition, the Company shall have the right to repay in full the outstanding balance owing under the Debenture at any time during the first 12 months of the term for an amount equal 120% of the balance then outstanding and at any time during the second year of the term for an amount equal 125% of the balance then outstanding.

The Company and each subsidiary has granted a first ranking security interest in favour of the Cyrus Funds against all of their assets, save and except that the Cyrus Funds have agreed to subordinate the security interest in favour of a loan facility to be provided to the Company by a bank or commercial lender not to exceed U.S. $3,000,000. There are no restrictions on the Company entering into additional unsecured indebtedness.

On July 10, 2014, the Company issued 10,894 Common Shares in payment of interest owing on the Convertible Debenture, for the period ending June 30, 2014. The number of shares was calculated based on the closing price of the Common Shares, on the TSX-V, on June 30, 2014.

(b)	Virtual Desktop Implementation (“VDI”) technology

On March 21, 2014, the Company closed an Asset Purchase Agreement to acquire the VDI technology, Desktop Cloud Orchestrator software, patents, trademarks and certain other intellectual property of V3 Systems, Inc.

At closing, the Company paid a purchase price of $11,829,505, in the form of USD$4M in cash and 1,089,867 shares of common stock. At December 31, 2013, the amounts provided on an interim basis prior to closing amounted to $203,641.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

16.	Subsequent Events (continued)

(b)	Virtual Desktop Implementation (“VDI”) technology (continued)

In addition, the Company shall pay an earn-out (the “Earn-Out”), based on achieving certain milestones in revenue and gross margin, related to the VDI technology, of up to a further U.S. $5.0 million, payable at the discretion of Sphere 3D in cash or shares (up to a maximum of 1,051,414 common shares), to be priced at a 20-day weighted average price calculated at the time(s) the Earn-Out is realized. The Earn-Out is based on a sliding scale of revenue of the VDI technology (subject to minimum margin realization), subject to a maximum payment of U.S. $5.0 million upon earn-out revenue of U.S. $12.5 million. The Earn-Out was valued on a discounted cash flow basis using a discount rate of 35%.

The fair value of the consideration issued for the VDI technology. is as follows:

Cash consideration paid	$4,472,446
Cash consideration owing – current holdback	223,880
1,089,867 common shares valued at $6.545 per share	7,133,179
Fair value of Earn-Out	4,082,645

Total consideration	15,912,150
Cost of acquisition	139,617

Allocated to intangible assets	$16,051,767

(c)	Overland Merger

On May 15, 2014, the Company entered into a definitive merger agreement (the “Merger Agreement”) with Overland Storage, Inc. (“Overland”), pursuant to which Overland and a wholly-owned subsidiary of Sphere 3D would combine (the “Transaction”). After completion of the Transaction, it is expected that current holders of Overland securities will own approximately 28.8% of Sphere 3D, on a fully diluted basis, as a result of their exchange of securities in the Transaction.

Under	the terms of the Merger Agreement, the Company will issue a total of 8,579,310 common shares (“Common Shares”) on closing, subject to adjustment, for all of the outstanding share capital of Overland (“Overland Shares”) on the basis of one Overland Share for 0.46385 Common Shares of Sphere 3D (the “Exchange Ratio”). In addition, Sphere 3D will issue 1,333,522 warrants, 120,189 options and 362,588 restricted share units, or equivalents, in exchange for the outstanding convertible securities of Overland, calculated on the basis of the Exchange Ratio. All issued and outstanding stock appreciation rights of Overland will terminate on closing. The average exercise price of the options and warrants are US$24.90 and US$19.02, respectively. At current pricing, the Company believes it is unlikely that any of these options and warrants will be exercised.

On October 13, 2014, the date of the amendment to the Merger Agreement, the closing price of the Overland Shares, on the NASDAQ, was US$2.81 and the closing price of the Common Shares of Sphere 3D, on the NASDAQ, was US$5.75. Based on the closing price of the Common Shares of Sphere 3D on October 13, 2014, the total consideration payable to holders of Overland shareholders has an implied value of approximately US$49.3 million or approximately US$2.67 per Overland Share.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

16.	Subsequent Events (continued)

(c)	Overland Merger (continued)

Both companies’ boards of directors have unanimously approved the Merger Agreement. The Transaction is subject customary closing conditions, shareholder approval of Overland and receipt of all necessary regulatory approvals, including the approval of the TSXV.

The completion of the financing (see Note 16(d)) is integral to the consummation of the Merger Agreement. A minimum of USD $5,000,000 of the financing will used to cover advances to Overland as contemplated by the Merger Agreement. In addition, subject to further board approval, the Company may advance further funds to support Overland’s working capital requirements. To date the Company has advanced Overland USD $7,750,000, under a secured promissory note, repayable on May 15, 2018 and bearing interest at prime plus 2%.

Pursuant to the Loan Agreement, the Lender loaned to the Company $7.5 million. The Loan is scheduled to mature on the second (2nd) anniversary of the closing of Merger Agreement between Overland, Sphere 3D, and S3D Acquisition Company, a California corporation and wholly owned subsidiary of Sphere 3D; provided, however, that if the closing of the Merger does not occur prior to January 12, 2015 (ninety (90) days after the funding of the Loan by the Lender), Overland shall be required to pay the Loan in full on such date, together with all accrued and unpaid interest thereon.

(d)	Special Warrants

On July 18, 2014, the Company issued 52,801 Common Shares, valued at $500,000 US, under the Supply Agreement (note 15(2)) with Overland Storage. The Common Shares had a fair value of $10.11 per share, based on the 10 trading day average of the closing price per share of Common Shares ending 3 trading days prior to the anniversary date of the Supply Agreement. The shares are subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

The Company has entered into an agreement with a syndicate of investment dealers led by Cormark Securities Inc., and including Jacob Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 1,176,500 special warrants of the Company (“Special Warrants”) at a price of $8.50 per Special Warrants (the “Issue Price”), resulting in gross proceeds of $10,000,250 to the Company (the “Offering”). Each Special Warrant is exercisable into one unit of the Company (a “Unit”) with each Unit being comprised of one Common Share of the Company and one-half of a Common Share purchase warrant of the Company (a “Warrant”). Each whole Warrant is exercisable at an exercise price of $11.50 for a period of two years from the closing date.

The Underwriters will have the option (the “Underwriters’ Option”) to arrange for the purchase of up to an additional 15% of Special Warrants (being up to 176,475 Special Warrants) sold under the Offering at the Issue Price. The Underwriters’ Option shall be exercisable, in whole or in part, until the time of closing. The Underwriters shall be entitled to the same commission provided for below in respect of any Special Warrants issued and sold upon exercise of the Underwriters’ Option.

The Underwriters are entitled to receive a cash commission equal to 6% of the gross proceeds of the Offering. The Company will also reimburse the Underwriters for reasonable fees and expenses incurred in connection with the Offering.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Expressed in Canadian Dollars)

16.	Subsequent Events (continued)

(d)	Special Warrants (continued)

The Offering closed on June 5, 2014. All securities issued in connection with the Offering are subject to a four-month hold period from the issuance date in accordance with the policies of the TSXV and applicable Canadian securities laws. The Offering is subject to all required regulatory approvals, including the approval of the TSXV.

Sphere 3D filed a short-form prospectus in each of the Provinces of British Columbia, Alberta and Ontario (and such other provinces and territories of Canada as may be agreed to by Cormark Securities Inc. and the Corporation) qualifying the Units issuable upon exercise or deemed exercise of the Special Warrants by July 31, 2014, failing which the holder would be entitled to receive 1.05 Units upon exercise or deemed exercise of the Special Warrants.

The Company has been informed by the Ontario Security Commission (“OSC”) that, due to the fact that (i) the short form prospectus, issued in connection to the Special Warrants (see Note 12 – Special Warrants), is the first prospectus filing by the Company post-Qualifying Transaction, and (ii) the materiality of the transaction with Overland, the OSC has taken the position that it will be reviewed under the long-form prospectus timing guidelines, as such, the Company was unable to file the final Prospectus by July 31, 2014, meaning that the Special Warrants will be convertible to 1.05 units per Special Warrant upon the filing of the final Prospectus.

SPHERE 3D CORPORATION

(Formerly T.B. Mining Ventures Inc.)

For the Years Ended December 31, 2012, and December 31, 2011

(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying annual consolidated financial statements of Sphere 3D Corporation (“Sphere 3D” or the “Company”) have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide assurance that transactions are authorized, assets safeguarded and proper records maintained.

The Audit Committee of the Board of Directors has reviewed with the Company’s independent auditors the scope and results of the annual audit and the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, Collins Barrow Toronto LLP are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

(“ICFR”) AND DISCLOSURE CONTROLS AND PROCEDURES (“DCP”)

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the financial statements.

As the Company is a Venture Issuer (as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and management are not required to include representations relating to the establishment and/or maintenance of DCP and/or ICFR, as defined in NI 52-109.

“Peter Tassiopoulos”	“Scott Worthington”
Peter Tassiopoulos	Scott Worthington
Chief Executive Officer	Chief Financial Officer

Mississauga, Ontario	Mississauga, Ontario
April 10, 2013	April 10, 2013

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
INDEPENDENT AUDITORS’ REPORT	F. 416.480.2646
To the Shareholders of Sphere 3D Corporation	www.collinsbarrow.com

We have audited the accompanying consolidated financial statements of Sphere 3D Corporation and its subsidiaries which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012 and December 31, 2011 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sphere 3D Corporation as at December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Licensed Public Accountants

Chartered Accountants

April 10, 2013

Toronto, Ontario

This office is independently owned and operated by Collins Barrow Toronto LLP
The Collins Barrow trademarks are used under License.

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Consolidated Statements of Financial Position

As at

(Expressed in Canadian Dollars)

	December 31, 2012	December 31, 2011
Assets
Current
Cash and cash equivalents	$1,633,334	$158,094
Investments	10,203	10,093
Subscriptions receivable	150,035	—
Sales tax recoverable	78,319	122,734
Amounts receivable	54,729	233,325
Inventory	—	21,078
Prepaid and sundry assets	105,401	154,828

	2,032,021	700,152
Property and equipment (note 5)	358,127	387,455
Investment	101,821	—
Intangible assets (note 6)	718,750	695,000

	$3,210,719	$1,782,607

Liabilities
Current
Trade and other payables (note 7)	$303,218	$310,987
Deferred revenue	—	30,070
Subscriptions received	—	50,400

	303,218	391,457

Shareholders’ Deficiency
Common share capital (note 9)	5,409,488	2,411,832
Preferred share capital (note 9)	—	2,500
Other equity (note 10)	1,007,500	25,000
Deficit	(3,509,487)	(1,048,182)

	2,917,501	1,391,150

	$3,210,719	$1,782,607

Nature of operations (note 1)

Commitment and contingencies (note 12)

Approved by the Board	“Glenn Bowman”	“Mario Biasini”
	Director	Director

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

	December 31 2012	December 31 2011
Revenue	$409,347	$261,210

Expenses
Cost of goods sold	356,688	127,131
Salaries and consulting	1,179,711	562,312
Professional fees	380,762	281,591
General and administrative	291,745	194,014
Technology development	41,773	81,348
Listing fees (note 8)	382,777	—
Regulatory fees	42,405	—
Amortization of patents	1,250	—
Amortization of property and equipment	174,391	62,523

	2,851,502	1,308,919

Loss from operations	(2,442,155)	(1,047,709)

Finance income (expenses)
Interest income	117	298
Interest expense	(19,267)	(771)

	(19,150)	(473)

Net comprehensive loss for the period	$(2,461,305)	$(1,048,182)

Loss per share

Basic and diluted	$(0.21)	$(0.11)
Weighted average number of common shares	11,918,124	9,189,030

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

	Number of common shares	Number of preferred shares	Common share capital	Preferred share capital	Other Equity	Deficit	Total
Balance at December 31, 2010	8,000,000	500,000	730,000	2,500	—	—	732,500
					—	—
Issuance of common shares	2,600,000	—	1,820,000	—	—	—	1,820,000
Share issuance costs	—	—	(113,168)	—	—	—	(113,168)
Issuance of warrants	—	—	(25,000)	—	25,000	—	—
Comprehensive loss for the period	—	—	—	—	—	(1,048,182)	(1,048,182)

Balance at December 31, 2011(1)	10,600,000	500,000	$2,411,832	$2,500	$25,000	$(1,048,182)	$1,391,150
Issuance of common shares	4,116,913	—	3,431,792	—	—	—	3,431,792
Share issuance costs	—	—	(373,511)	—	—	—	(373,511)
Issuance of warrants	—	—	(712,500)	—	712,500	—
Share-based payments	23,529	—	20,000	—	—	—	20,000
Share based compensation – Employee stock options	—	—	—	—	270,000	—	270,000
Conversion of debt	117,647	—	100,000	—	—	—	100,000
Conversion of preferred shares	500,000	(500,000)	2,500	(2,500)	—	—
Shares issued for acquisition of T.B. Mining Ventures Inc.	756,250	—	529,375	—	—	—	529,375
Comprehensive loss for the period	—	—	—	—	—	(2,461,305)	(2,451,305)

Balance at December 31, 2012	16,114,339	—	$5,409,488	$—	$1,007,500	$(3,509,487)	$2,917,501

(1)	Represents the legal capital of Sphere 3D Inc. (the accounting acquirer). The legal capital of T.B. Mining Ventures Inc. (the legal acquirer) was 3,025,000 common shares.

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

	December 31 2012	December 31 2011
Cash flow from operating activities
Net comprehensive loss for the period	$(2,461,305)	$(1,048,182)
Items not affecting cash:
Amortization	175,641	62,523
Listing fee	382,777	—
Stock based compensation	270,000	—
Expenses paid through stock issuances	120,000	—
Accrued interest	(110)	(93)
Change in working capital:
Change in sales tax recoverable	44,415	(122,734)
Change in accounts receivables	178,596	(233,325)
Change in inventory	21,078	(21,078)
Change in prepaid and sundry assets	(49,427)	(154,828)
Change in trade and other payables	(14,269)	310,987
Change in deferred revenue	(30,070)	30,070

Net cash used in operating activities	(1,263,820)	(1,176,660)

Cash flow from investing activities
Reverse take-over of T.B. Mining Ventures Inc.	51,277	—
Acquisition of property and equipment	(145,063)	(449,978)
Investment in technology	(25,000)	—
Purchase of investments	—	(10,000)

Net cash used in investing activities	(118,786)	(459,978)

Cash flow from financing activities
Proceeds from common shares, net of issue costs	2,857,846	1,794,632

Net cash used financing activities	2,857,846	1,794,632

Net increase in cash and cash equivalents	1,475,240	157,994
Cash and cash equivalents at opening	158,094	100

Cash and cash equivalents at closing	$1,633,334	$158,094

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

(Formerly T.B. Mining Ventures Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

1.	GENERAL INFORMATION

Sphere 3D Corporation (the “Company”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. The Company is listed on the TSXV, under the trading symbol “ANY” and has its main and registered office of the Company is located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

On December 21, 2012, the Company completed its Qualifying transaction (the “Transaction”) with Sphere 3D Inc. (“Sphere 3D”) and changed its name to Sphere 3D Corporation. The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange (see note 8). Accordingly, the former security-holders of Sphere 3D acquired control of the Company through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D. Therefore, the consolidated financial statements are presented from the perspective of Sphere 3D and the comparative figures presented prior to December 21, 2012 are those of Sphere 3D. The results of operations of the legal parent, Sphere 3D Corporation (formerly T.B. Mining Ventures Inc.), are included from the date of the reverse takeover.

Sphere 3D Inc. is a technology development company focused on establishing its patent pending emulation and virtualization technology. These annual consolidated statements include the financial statements of the Company, its wholly-owned subsidiary, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company will have to raise additional capital to fund operations until such point that revenues from products and technology are able to fund operations. If the Company is not able to raise sufficient capital then there is the risk that the Company will not be able to realize the value of its assets and discharge its liabilities. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the going concern assumption not be appropriate. To date the Company has been successful raising capital in fiscal 2011 and 2012. These proceeds are used to fund operations of the Company.

At December 31, 2012, the Company had working capital of $1,728,803 and an accumulated deficit of $3,509,487. Management believes that the Company has sufficient funds to pay its ongoing operating expenses and other commitments and to meet its liabilities for the ensuing year as they fall due.

2.	STATEMENT OF COMPLIANCE

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Financial Statements were approved by the Company’s Board of Directors on April 10, 2013.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements as at and for the periods ended December 31, 2012 and 2011, unless otherwise indicated.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

The consolidated financial statements comprise the accounts of the Company, and its controlled subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(a)	Use of estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are noted below with further details of the assumptions in the following notes:

(i)	Share-based payments

When charges for share-based payments are based on the equity instrument granted, the fair value is calculated at the date of the award. The equity instruments are valued using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

(ii)	Investment in technology

The recoverability of the investment in technology is dependent on the future realization of cash flows from amounts spent.

(iii)	Property and equipment

The useful lives of property and equipment is estimated based on the length of use of the assets by the Company.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(a)	Use of estimates and judgements (continued)

(iv)	Income taxes

Tax interpretations, regulations and legislation in the jurisdiction in which the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realised from future taxable earnings.

(b)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Financial instruments

(i)	Non-derivative financial assets

Non-derivative financial instruments comprise of amounts receivable, cash and cash equivalents, investments and trade and other payables. Non-derivatives financial instruments are recognised initially at the fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

(ii)	Cash, cash equivalents and investments

Cash and cash equivalents comprise cash on hand, term deposits with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management, whereby management has the ability and intent to net bank overdrafts against cash, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Investments comprise highly liquid investments, in the form of guaranteed investment certificates, with maturities greater than three months but with cashable features. Investments have been used to secure the company’s credit rating and are therefore separated from cash and cash equivalents for the purpose of the statement of cash flows.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(c)	Financial instruments (continued)

(iii)	Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition the transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has designated cash and cash equivalents and investments at fair value.

(iv)	Other

Other non-derivative financial instruments, such as amounts receivable and trade and other payables, are measured at amortized cost using the effective interest method, less any impairment losses.

(d)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. Costs include expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.

(ii)	Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit (loss) as incurred.

(iii)	Amortization

Amortization is calculated as the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(d)	Property and equipment (continued)

(iii)	Amortization (continued)

The estimated useful lives for the current and comparative periods are as follows:

• Computer hardware	- 3 years

• Furniture and fixtures	- 5 years

• Leasehold improvements	- over the term of the lease

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for amortization methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

(e)	Trade and other payables

Trade and other payables are stated at cost.

(f)	Balance sheet

Assets and liabilities expected to be realised in, or intended for sale or consumption in, the Company’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities.

(g)	Statement of cash flows

The Company prepares its Statement of Cash Flows using the indirect method.

(h)	Impairment

(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of comprehensive loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of comprehensive loss.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(h)	Impairment (continued)

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets referred to as a cash generating unit (CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less cost to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from sales.

Fair value less cost to sell is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The fair value less cost to sell of an asset is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of other assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(i)	Intangible assets

(i)	Patents

Costs to obtain patents are capitalized and are amortized to operations on a straight-line basis over the underlying term of the patents, which is 20 years, commencing upon the registration of the patent.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(i)	Intangible assets (continued)

(ii)	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

(iii)	Research and Development Costs

Research costs are charged to income when incurred. Development costs are expensed in the year incurred unless they meet the criteria for deferral and amortization. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

Investment Tax Credits (“ITCs”) earned as a result of incurring Scientific Research and Experimental Development (“SRED”) expenditures are recorded as a reduction of the related current period expense, the related deferred development costs or related capital assets. Management records ITC’s when there is reasonable assurance of collection. To date, management has not recorded any amounts related to ITC’s.

(j)	Share capital—common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(k)	Share based payments

The grant date fair value of options awarded to employees, directors, and service providers is measured using the Black-Scholes option pricing model and recognised in the statement of comprehensive income, with corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the option, consideration received, together with the amount previously recognised in contributed surplus, is recorded as an increase to share capital.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(l)	Revenue

Revenue is recorded when persuasive evidence of an agreement exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(l)	Revenue (continued)

the buyer, price is fixed and determinable, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, the distribution of the media has occurred and collectability is reasonably assured and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Revenue is deferred when the Company has received the cash and has a further obligation to the customer. The revenue is then recognized when the Company has fulfilled that obligation.

(m)	Finance income and expenses

Finance expenses comprise interest expense on borrowings, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Foreign currency gain and losses, reported under finance income and expenses, are reported on a net basis.

(n)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o)	Loss per share

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(o)	Loss per share (continued)

the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options and warrants. The dilutive effect on earnings per share is recognised on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. At year end diluted earnings per share has not been presented as the effect of stock options and warrants would be anti-dilutive.

(p)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognised for future operating losses.

(q)	Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(r)	New standards and interpretations not yet adopted

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted, with the exception of amendment to IFRS 7. IFRS 10, IFRS 11 and IFRS 12 permit early adoption if all of the standards are collectively adopted.

IFRS 7—Financial Instruments: Disclosures was amended to provide additional information about offsetting of financial assets and financial liabilities. Additional disclosures will be required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.

IFRS 10—Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. A new definition of ‘control’ has been established. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11—Joint Arrangements establishes the principles for joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires a venturer to

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(r)	New standards and interpretations not yet adopted (continued)

classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method whereas for a joint operation the venture will be accounted for using the proportionate consolidation method.

IFRS 12—Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13—Fair Value Measurement defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.

IAS 19—Employee Benefits amends the existing standard to eliminate options to defer the recognition of gains and losses in defined benefit plans, requires remeasurement of a defined benefit plan’s assets and liabilities to be presented in other comprehensive income and increases the disclosure.

The IASB also amended the following standards which is effective as per the date identified.

IAS 1—Presentation of Financial Statements was amended and requires companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

IAS 12—Income Taxes was amended to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model, as well as incorporating the consensus from SIC-21. This amendment is effective for annual periods beginning on or after January 1, 2012. Earlier application is permitted.

IFRS 10—Consolidated Financial Statements was amended to require investment entities to measure subsidiaries at fair value through profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

IFRS 9—Financial Instruments addresses the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The new standard also requires a single impairment method to be used. The IASB has extended the effective date to January 1, 2015, with earlier application permitted.

The Company has not yet completed its evaluations of the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Cash and cash equivalents, amounts receivable, investments and trade and other payables.

The fair value of cash and cash equivalents, amounts receivable, investment and trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At December 31, 2012 and December 31, 2011, the fair value of these balances approximated their carrying value due to their short term to maturity.

(b)	The fair value of stock options and warrants are measured using a Black-Scholes, option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option and warrant holder behaviour) and the risk-free interest rate (based on government bonds).

The carrying value of cash and cash equivalents, amounts receivable, investment and trade and other payables included in the financial position approximate fair value due to the short term nature of those instruments.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2012 and 2011.

			Fair value measurements using
December 31, 2012	Carrying amount	Fair value	Quoted prices in Active Market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	$1,633,334	$1,633,334	$1,633,334	$—	$—
Investments	$10,203	$10,203	$10,203	$—	$—
Long term Investments	$101,821	$101,821	$101,821	$—	$—

			Fair value measurements using
December 31, 2011	Carrying amount	Fair value	Quoted prices in Active Market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	$158,094	$158,094	$158,094	$—	$—
Investments	$10,093	$10,093	$10,093	$—	$—

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are those with inputs for the asset or liability that are not based on observable market data.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

5.	Property and equipment

Cost	Computer Hardware	Furniture and Fixtures	Leasehold Improvements	Total
Balance at December 31, 2010	$—	$—	$—	$—
Additions	372,506	2,463	75,009	449,978
Disposals	—	—	—	—

Balance at December 31, 2011	372,506	2,463	75,009	449,978
Additions	137,178	4,000	3,885	145,063
Disposals	—	—	—	—

Balance at December 31, 2012	$509,684	$6,463	$78,894	$595,041

Accumulated Depreciation	Computer Hardware	Furniture and Fixtures	Leasehold Improvements	Total
Balance at December 31, 2010	$—	$—	$—	$—
Additions	57,240	123	5,160	62,523
Disposals	—	—	—	—

Balance at December 31, 2011	57,240	123	5,160	62,523
Additions	157,851	826	15,714	174,391
Disposals	—	—	—	—

Balance at December 31, 2012	$215,091	$949	$20,874	$236,914

Net book value as at December 31, 2011	$315,266	$2,340	$69,849	$387,455

Net book value as at December 31, 2012	$294,593	$5,514	$58,020	$358,127

6.	Intangible assets

(i)	Investment in technology

On December 31, 2010, the Company acquired all rights and assets related to the emulation and virtualization technology from Promotion Depot Inc., in a non-arms length transaction, in exchange for 1,000,000 shares of the Company’s common stock. Since the fair value of the assets received are not readily determinable, the investment was valued based on the $695,000 fair value of the shares received by Promotion Depot Inc. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

6.	Intangible assets (continued)

(ii)	Patents

On January 16, 2012, the Company filed 3 preliminary patents based on the technology acquired in the investment in technology.

Cost	Investment in technology	Patents	Total
Balance at December 31, 2010	$695,000	$—	$695,000
Additions	—	—	—
Disposals	—	—	—

Balance at December 31, 2011	695,000	—	695,000
Additions	—	25,000	25,000
Disposals	—	—	—

Balance at December 31, 2012	$695,000	$25,000	$720,000

Accumulated amortization	Investment in technology	Patents	Total
Balance at December 31, 2010	$—	$—	$—
Additions	—	—	—
Disposals	—	—	—

Balance at December 31, 2011	—	—	—
Additions	—	1,250	1,250
Disposals	—	—	—

Balance at December 31, 2012	$—	$1,250	$1,250

Net book value as at December 31, 2011	$695,000	$—	$695,000

Net book value as at December 31, 2012	$695,000	$23,750	$718,750

7.	Trade and other payables

	December 31 2012	December 31 2011
Trade payables	$251,845	$144,967
Non-trade payables and accrued expenses	51,373	166,200

	$303,218	$310,987

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

8.	The Transaction

The Company completed the Transaction on December 21, 2012, pursuant to a definitive amalgamation agreement dated August 31, 2012. The Transaction constitutes a reverse takeover of the Company but does not meet the definition of a business combination, and therefore, IFRS 3 Business Combinations is not applicable. As a result and in accordance with reverse take-over accounting for a transaction that is not considered a business combination:

Sphere 3D Corporation (formerly T.B. Mining Ventures) is treated as the acquiree and Sphere 3D Inc. is treated as the acquirer. As a result, the amalgamated entity is deemed to be a continuation of Sphere 3D Inc. and Sphere 3D Inc. is deemed to have acquired control of the assets and business of the Company with the consideration of the issuance of capital, and therefore IFRS 2 Share-based Payments, is applicable.

Under the terms of the Amalgamation Agreement, T.B. Mining Ventures was required to consolidate (the “Consolidation”) its securities on a four (4) for one (1) exchange ratio. As of the date of the Transaction there were 756,250 T.B. Mining Shares issued and outstanding as fully paid and non-assessable, after giving effect to the Consolidation.

The fair value of the consideration issued for the net assets of the Company is as follows:

$
756,250 common shares valued at $0.70 per share	529,375

Allocated to net asset value (at December 21, 2012):	$

Cash and cash equivalents	51,277
Long term investment	101,821
Accounts payable	(6,500)

Net assets	146,598
Cost of listing (expensed)	382,777

529,375

The purchase price is recorded as an increase in share capital of $529,375

Transaction costs associated with the Reverse Takeover Transaction which amounted to $124,126 and the cost of listing of $382,777 have been recorded as an expense.

9.	Share Capital

Authorized

an unlimited number of common shares

500,000 shares, without nominal or par value, of a class designated as multiple voting preferred              shares

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Common shares

Issued and outstanding

	Number of Shares	Value
Balance, December 31, 2010	8,000,000	$730,000
Issued for cash (net of cash fees of $113,168)	2,600,000	1,706,832
Less: Proceeds allocated to warrants	—	(25,000)

Balance, December 31, 2011	10,600,000	$2,411,832
Issued for cash (net of cash fees of $373,541)	4,116,913	3,058,281
Less: Proceeds allocated to warrants		(600,000)
Brokers warrants	—	(112,500)
Issued for services rendered	23,529	20,000
Issued on conversion of debt	117,647	100,000
Issued on conversion of preferred shares	500,000	2,500
Reverse takeover transaction (note 8)	756,250	529,375

Balance, December 31, 2012	16,114,339	$5,409,488

On July 22, 2011, the Company issued 1,750,000 shares of common stock for cash proceeds of $1,225,000, less cash fees of $72,618. In connection with this transaction, the Company issued broker warrants to purchase 87,500 shares of common stock, at $0.70 per share, for a period of three years. The broker warrants were valued at $25,000. The brokers warrants have been valued based on the equity instruments granted.

On December 15, 2011, the Company issued 850,000 shares of common stock for cash proceeds of $595,000, less cash fees of $40,550.

On January 13, 2012, the Company issued 450,571 shares of common stock for cash proceeds of $315,400, less cash fees of $29,650. In connection with this transaction, the Company issued broker warrants to purchase 65,028 shares of common stock, at $0.70 per share, for a period of three years. The broker warrants were valued at $19,000. The brokers warrants have been valued based on the equity instruments granted.

As a condition to the Amalgamation, Sphere 3D completed a private placement of Sphere 3D Units (the “Financing”) with gross proceeds of $3,116,642. Each Sphere 3D Unit consisted of one Sphere 3D Share and one Sphere 3D Warrant, entitling the holder to purchase one Sphere 3D Share at an exercise price of $1.00 per Sphere 3D Share within two years of the completion of the Qualifying Transaction.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Common shares (continued)

The Financing was completed in five tranches, as follows:

Date	Number of Units	Gross Proceeds	Cash Fees	Value of Warrants
(i) July 26, 2012	1,141,976	$970,680	$147,800	$180,000
(ii) October 30, 2012	1,540,003	1,309,003	132,588	245,000
(iii) November 13, 2012	324,300	275,655	28,282	70,000
(iv) December 13, 2012	476,163	404,739	21,800	75,746
(v) December 14, 2012	183,900	156,315	13,421	20,254

	3,666,342	$3,116,392	$343,891	$600,000

In addition, at the same time as the November 13, 2012 closing, Sphere 3D issued 117,647 Units in settlement of a debt of $100,000. The value of the Sphere 3D PP Warrants issued in this debt conversion was $19,000.

In connection with the Financing, the Company paid to the Agent, Jennings Capital Ltd., commissions in the amount of 8% of gross proceeds, and issued 325,925 Sphere 3D Broker Unit Warrants (10% of the brokered securities sold in the Financing). The brokers warrants have been valued based on the equity instruments granted. In addition, the Company paid the Agent a corporate finance fee of $20,000 (through the issue of 23,529 shares of Sphere 3D).

The Broker Unit Warrants are exercisable into Sphere 3D Units at an exercise price of $0.85 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D PP Warrant. The Sphere 3D Broker Unit Warrants issued for the five tranches were valued at $33,000, $44,500, $8,000, $4,000 and $4,000 respectively, using the Black-Scholes model.

The fair value of the warrants issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

	Broker Warrants	Investor Warrants	Broker Unit Warrants
(I) dividend yield	0%	0%	0%
(II) expected volatility	60%	60%	60%
(III) a risk free interest	1.71%	1.28%	1.07%
(IV) an expected life	3 years	2 years	2 years
(V) a share price	$0.70	$0.70	$0.85
(VI) an exercise price	$0.70	$1.00	$0.85

Expected volatility was based on comparable companies.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Preferred shares

Issued and outstanding

	Number Of Shares	Value
Balance, December 31, 2010 and 2011	500,000	$2,500
Converted to common shares in Transaction	(500,000)	(2,500)

Balance, December 31, 2012	—	$—

On December 21, 2012, the preferred shares of the Company automatically converted to shares of common stock on a one for one basis as part of the Transaction.

Escrowed shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	QT Escrow Number %		Value Share Escrow Number %		Total Number %
Common Shares	4,786,250	100	3,925,000	100	8,711,250		100

December 27, 2012(1)	239,312	5	392,500	10	631,812	(2)	7
June 27, 2013	239,312	5	588,750	15	828,062		10
December 27, 2013	478,625	10	588,750	15	1,067,375		12
June 27, 2014	478,625	10	588,750	15	1,067,375		12
December 27, 2014	717,938	15	588,750	15	1,306,688		15
June 27, 2015	717,938	15	588,750	15	1,306,688		15
December 27, 2015	1,914,500	40	588,750	15	2,503,250		29

Total subject to escrow	4,786,250	100	3,925,000	100	8,711,250		100

(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.
(2)	These shares were released from escrow during the year ended December 31, 2012.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options

(i.)	On January 16, 2012, the shareholders of the Company approved the establishment of an Employee Stock Option Plan. The directors are authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company’s stock at the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

(ii.)	On January 16, 2012 and February 15, 2012, the directors of the Company approved the award of 715,000 and 75,000 options, respectively, with a value of $200,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.70 and (VI) a share price of $0.70. Expected volatility was based on comparable companies. 540,000 of these options vested immediately. The remaining vested as follows: 125,000 vested on February 29, 2012; 25,000 vested on May 31, 2012; 75,000 on July 26, 2012; and 25,000 on August 31, 2012.

(iii.)	On September 19, 2012, the directors of the Company approved the award of 300,000 options, with a value of $70,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.69. Expected volatility was based on comparable companies. 100,000 of these options vested immediately. The remaining options vest as follows: 25,000 vested on November 30, 2012; 25,000 vested on February 28, 2013; 25,000 will vest on May 31, 2013; 25,000 will vest on August 31, 2013; 33,333 will vest on September 2013; 33,333 will vest on September 2014; 33,333 will vest on September 2015.

(iv.)	On September 19, 2012, the directors of the Company revised the exercise price of the 615,000 options issued to the officers and directors of the Company on January 16, 2012 from $0.70 to $0.85 per share, in keeping with the offering price for the Financing. The revision had no impact on the financial results of the Company.

(v.)	As at the date of the Amalgamation, there were 75,000 T.B. Mining Shares reserved for issuance under the T.B. Mining Option Plan, after giving effect to the Consolidation. These options continues on under the same terms.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

As at December 31, 2012 the Company had 596,434 additional options available for issuance. A continuity of the unexercised options to purchase common shares is as follows:

	Weighted average exercise price $	Number
Balance at December 31, 2010 and 2011	—	—
Granted	0.82	1,090,000
Issued on Transaction	0.80	75,000
Expired	0.70	(150,000)

Outstanding at December 31, 2012	0.83	1,015,000

Exercisable at December 31, 2012	0.83	840,000

The following table provides further information on the outstanding options as at December 31, 2012:

Expiry Date	Number exercisable		Number outstanding	Weighted average exercise price $	Weighted average years remaining
September 8, 2020	75,000	(1)	75,000	0.80	7.75
January 16, 2022	640,000		640,000	0.83	9.0
September 19, 2022	125,000		300,000	0.85	9.75
	840,000		1,015,000	0.83	9.13

(1)	Reflects the 1 for 4 option exchange made pursuant to the Transaction (note 8).

(b) Warrants

The Company had the following warrants outstanding:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2010	—	—
Granted—Broker Warrants	87,500	$0.70

Outstanding at December 31, 2011	87,500	$0.70
Granted—Broker Warrants	65,028	0.70
Investor Warrants	3,783,989	1.00
Broker Unit Warrants(1)	325,925	0.85

Outstanding at December 31, 2012	4,262,442	$0.98

(1)	The Broker Unit Warrants are exercisable into Sphere 3D Units at an exercise price of $0.85 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D Warrant.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

10.	Other Equity

	2012	2011
Other equity beginning of period	$25,000	$—
Value of warrants issued	712,500	25,000
Value of options issued	270,000	—

Warrant capital end of period	$1,007,500	$25,000

11.	Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	December 31 2012	December 31 2011
Salaries, fees and benefits	$444,181	$301,134
Share-based payments—management	66,813	—
Share-based payments—directors	134,976	—

	$645,970	$301,134

Legal services of $209,288 (2011 – $49,065) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at year end included in accounts payable total $141,658 (2011 – $44,520)

12.	Commitment and Contingencies

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

2013	$56,500
2014	58,000
2015	59,500
2016	20,000

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with vendors and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

13.	Deferred Income Taxes

Reconciliation between tax expense and the amount of tax on net accounting income at the Company’s statutory rate of 26.5% (2011 – 28.00%) percent is as follows:

	December 31 2012	December 31 2011
Loss before tax from continuing operations	$(2,461,305)	$(1,048,182)

Income tax using corporation statutory tax rate	(652,200)	(293,500)
Adjustment for share issue costs	(99,000)	(28,300)
Change in tax rate and other	164,300	31,500
Deferred income taxes not recognized	586,900	290,300

	$—	$—

Deferred income tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	December 31 2012	December 31 2011
Non-capital loss carry-forwards	$717,100	$252,100
Property and equipment	62,900	15,600
Share issue costs	97,200	22,600
Less: Deferred income taxes not recognized	(877,200)	(290,300)

Total deferred tax assets	$—	$—

Loss Carry Forwards

Loss carry-forwards represent significant tax savings of $1,697,871 and $1,008,293 as at December 31, 2012 and December 31, 2011 respectively. As at December 31, 2012, unused loss carry-forwards expire in the following taxation years:

2021	$1,008,293
2022	1,697,871

14.	Capital Risk Management

The Company includes equity, comprised of issued common share capital, other equity and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its digital media distribution systems, and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants, debt or by securing strategic partners.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the years ended December 31, 2012 and 2011.

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

15.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out by management under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk

(i)	Currency risk:

The Company is still in its pre-commercialization phase and as such has limited exposure to foreign exchange risk. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents and investments earn interest at market rates.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations as interest income represents approximately 0.7% (2011 – 0.3%) of total expenses. A 1.0% change in interest rates would not have a significant impact on the interest income.

(b)	Credit risk

The Company is subject to risk of non-payment of amounts receivable. The Company mitigates this risk by monitoring the credit worthiness of its customers. As at December 31, 2012 Nil (December 31, 2011 – 92%) of amounts receivable and 100% (December 31, 2011 - 91%) of revenue is from one customer.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

As at December 31, 2012, the Company has trade and other payables of 303,218 (2011 – $310,987) due within 12 months and has cash and cash equivalents and amounts receivable of $1,688,063 (2011 – 319,419) to meet its current obligations.

SPHERE 3D CORPORATION

Condensed Consolidated Financial Statements (Unaudited)

For the Three and Six Months Ended June 30, 2014 and 2013

(Expressed in Canadian Dollars)

Sphere 3D Corporation

Condensed Consolidated Statements of Financial Position

As at

(Expressed in Canadian Dollars)

	June 30, 2014	December 31, 2013
	(unaudited)	(audited)
Assets
Current
Cash and cash equivalents	$8,782,627	$5,550,788
Investments	358,373	312,823
Loans	—	203,641
Sales tax recoverable	357,632	95,088
Amounts receivable	1,710,178	—
Inventory	158,152	136,591
Advance equipment prepayment	28,798	397,702
Prepaid and sundry assets (note 5)	435,347	142,361

	11,831,107	6,838,994
Promissory Note (note 6)	5,335,000	—
Capital assets (note 7)	537,273	389,119
Intangible assets (note 8)	17,881,807	1,668,079

	$35,585,187	$8,896,192

Liabilities
Current
Trade and other payables (note 9)	$1,821,749	$478,282
Contingent earn-out (note 8)	3,891,534	—
Deferred Revenue	203,642	504,488

	5,916,925	982,770
Convertible debenture (note 10)	5,533,774	—

	11,450,699	982,770

Shareholders’ Deficiency
Common share capital (note 11)	21,535,047	12,085,781
Other equity (note 12)	11,883,895	1,715,151
Deficit	(9,284,454)	(5,887,510)

	24,134,488	7,913,422

	$35,585,187	$8,896,192

Nature of operations (note 1)

Commitment and contingencies (note 15)

Subsequent events (note 18)

Approved by the Board	“Glenn Bowman”	“Peter Tassiopoulos”
	Director	Director

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

(Expressed in Canadian Dollars)

	Three months ended June 30,		Six months ended June 30,

	2014	2013	2014	2013
Revenue	$1,751,230	$—	$2,756,564	$—
Cost of goods sold	840,751	—	1,274,290	—

Gross Margin	910,479	—	1,482,274	—

Expenses (income)
Salaries and consulting	800,198	366,410	1,077,415	740,573
Stock based compensation	850,051	26,733	1,184,691	47,039
General and administrative	545,269	120,424	797,679	324,466
Amortization of intangibles	1,147,439	873	1,148,312	1,746
Amortization of property and equipment	85,241	48,981	164,519	96,297
Finance expenses (note 13)	139,359	1,066	151,138	(347)
Merger agreement costs	355,464	—	355,464	—

	3,923,021	564,487	4,879,218	1,209,774

Net comprehensive loss for the period	$(3,012,542)	$(564,487)	$(3,396,944)	$(1,209,774)

Loss per share

Basic and diluted	$(0.13)	$(0.04)	$(0.15)	$(0.08)
Weighted average number of common shares	23,314,161	16,114,339	22,527,164	16,114,339

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(Expressed in Canadian Dollars)

	Number of common shares	Common share capital	Other Equity	Deficit	Total
Balance at December 31, 2012	16,114,339	$5,409,488	$1,007,500	$(3,509,487)	$2,907,501
Stock based compensation	—	—	47,039	—	47,039
Comprehensive loss for the period	—	—	—	(1,209,774)	(1,209,774)

Balance at June 30, 2013	16,114,339	$5,409,488	$1,054,539	$(4,719,261)	$1,744,766
Issuance of common shares	1,250,000	4,187,500	—	—	4,187,500
Share issuance costs	—	(441,178)	—	—	(441,178)
Issuance of warrants	—	(860,000)	860,000	—	—
Exercise of warrants	2,784,840	3,844,720	(1,154,528)	—	2,690,192
Issuance of warrants on exercise	—	(703,000)	703,000	—	—
Exercise of options	180,001	148,251	(20,500)	—	127,751
Share-based payments	769,231	500,000	—	—	500,000
Stock based compensation	—	—	272,640	—	272,640
Comprehensive loss for the period	—	—	—	(1,168,249)	(1,168,249)

Balance at December 31, 2013	21,098,411	$12,085,781	$1,715,151	$(5,887,510)	$7,913,422
Issuance of common shares on acquisition of intangible assets	1,089,867	7,133,179	—	—	7,133,179
Issuance of special warrants, net of costs (note 12)	—	—	9,115,010	—	9,115,010
Exercise of warrants	1,104,743	2,213,682	(388,312)	—	1,825,370
Exercise of options	121,250	102,405	(18,055)	—	84,350
Stock based compensation	—	—	1,460,101	—	1,460,101
Comprehensive loss for the period	—	—	—	(3,396,944)	(3,396,944)

Balance at June 30, 2014	23,414,271	$21,535,047	$11,883,895	$(9,284,454)	$24,134,488

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Expressed in Canadian Dollars)

	Six months ended June 30,
	2014	2013
Cash flow from operating activities
Net comprehensive loss for the period	$(3,396,944)	$(1,209,774)
Items not affecting cash:
Adjustment for depreciation	168,206	96,297
Adjustment for amortization	1,148,312	1,746
Stock compensation expenses	1,184,691	47,039
Financing expense of convertible debenture	19,393	—
Unrealized loss on derivative liability	164,144	—
Interest on long term investments	—	(1,658)
Unrealized foreign exchange gain	(439,227)	—
Unrealized investment holding gain	(13,982)	—
Change in working capital:
Change in investments	(31,568)	10,203
Change in sales tax recoverable	(262,544)	19,796
Change in amounts receivable	(1,710,178)	—
Change in inventory	(21,561)	—
Change in prepaid and sundry assets	75,918	(6,923)
Change in trade and other payables	1,119,587	(146,711)
Change in deferred revenue	(300,846)	—
Change in subscriptions received	—	150,035

Net cash used in operating activities	(2,296,599)	(1,039,950)

Cash flow from investing activities
Promissory notes	(5,335,000)	—
Acquisition of intangible assets	(4,618,000)	—
Investment in technology	(1,028,925)	(71,938)
Acquisition of property and equipment	(315,008)	(27,621)
Repayment of loans receivable	203,641	—

Net cash used in investing activities	(11,093,292)	(99,559)

Cash flow from financing activities
Proceeds from common shares net of issue costs	—	235,350
Proceeds from issuance of special warrants, net of issue costs	9,115,010	—
Proceeds from warrant exercises	1,825,370	—
Proceeds from options exercises	84,350	—
Debenture financing	5,597,000	—

Net cash generated in financing activities	16,621,730	235,350

Net increase / (decrease) in cash and cash equivalents	3,231,839	(1,139,509)
Cash and cash equivalents at opening	5,550,788	1,633,334

Cash and cash equivalents at closing	$8,782,627	$493,825

Non-cash Investing and Financing Activities:
Issuance of common shares on acquisition of intangible assets	$(7,133,179)	$—
Contingent liability for the acquisition of intangible assets	(4,031,220)	—
Holdback on the acquisition of intangible assets	(223,880)	—

	$(11,388,279)	$—

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Sphere 3D Corporation (the “Company” or “Sphere 3D”) was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 and is listed on the TSXV and NASDAQ, under the trading symbol “ANY” and has its main and registered office of the Company located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

Sphere 3D is a technology development company focused on establishing its patent pending emulation and virtualization technology. These consolidated statements include the financial statements of the Company, its wholly-owned subsidiaries, S3D Acquisition Company., which was incorporated under the laws of the State of California on May 14, 2014, V3 Systems Holdings, Inc., which was incorporated under the laws of the State of Delaware on January 14, 2014, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company may have to raise additional capital to fund acquisitions and operations until such point that revenues from products and technology are able to fund operations. If the Company is not able to raise sufficient capital then there is the risk that the Company will not be able to realize the value of its assets and discharge its liabilities. To date the Company has been successful raising capital in fiscal 2013 and 2014.

2.	Statement of Compliance

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as were applied in our most recent audited consolidated annual financial statements for the year ended December 31, 2013.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements do not include all of the information required of a full annual financial report and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the most recent audited consolidated annual financial statements of the Company for the year ended December 31, 2013, which are available at www.sedar.com.

These condensed consolidated interim financial statements were approved by the Board of Directors on August 29, 2014.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements as at and for the periods ended June 30, 2014 and 2013, unless otherwise indicated.

The consolidated financial statements comprise the accounts of the Company, and its controlled subsidiaries. The financial statements of the wholly owned subsidiaries are included in the consolidated

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(a)	Use of estimates and judgements

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are noted below with further details of the assumptions in the following notes:

(i)	Share-based payments

When charges for share-based payments are based on the equity instrument granted, the fair value is calculated at the date of the award. The equity instruments are valued using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

(ii)	Investment in technology

The recoverability of the investment in technology is dependent on the future realization of cash flows from amounts spent.

(iii)	Capital assets

The useful lives of capital assets are estimated based on the length of use of the assets by the Company.

(iv)	Income taxes

Tax interpretations, regulations and legislation in the jurisdiction in which the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realised from future taxable earnings.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(a)	Use of estimates and judgements (continued)

(v)	Convertible debenture

The convertible debenture is a hybrid instrument that was bifurcated between its liability and derivative components. The derivative liability was valued using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

The derivative liability is revalued each quarter using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

(vi)	Contingent liability

The contingent liability was valued using assumptions on revenue and discount rates.

(b)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Financial instruments

(i)	Non-derivative financial assets

Non-derivative financial instruments comprise of cash and cash equivalents, investments, loans, amounts receivable and trade and other payables. Non-derivatives financial instruments are recognised initially at the fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

(ii)	Cash, cash equivalents and investments

Cash and cash equivalents comprise cash on hand, term deposits with banks, other short-term highly liquid investments with original maturities of six months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management, whereby management has the ability and intent to net bank overdrafts against cash, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Investments comprise highly liquid investments, in the form of guaranteed investment certificates, with maturities greater than six months but with cashable features. Investments have been used to secure the Company’s credit rating and are therefore separated from cash and cash equivalents for the purpose of the statement of cash flows.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(c)	Financial instruments (continued)

(iii)	Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition the transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has designated cash and cash equivalents, investments, contingent liability and derivative liability at fair value.

(iv)	Other

Other non-derivative financial instruments, such as amounts receivable, loans and trade and other payables and convertible debentures, are measured at amortized cost using the effective interest method, less any impairment losses.

(d)	Convertible debenture

The proceeds received on issue of the Company’s convertible debenture have been recorded as a liability included in borrowings on the consolidated statement of financial position. The convertible debenture contains an embedded derivative. The Company values the embedded derivative using an option pricing model and the residual amount is allocated to the debenture liability.

The derivative is revalued at each reporting date with any gain or loss flowing through profit of loss. On conversion of the convertible debt to common shares the value of the derivative is taken into share capital.

(e)	Capital assets

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. Costs include expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(e)	Capital assets (continued)

(ii)	Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit (loss) as incurred.

(iii)	Amortization

Amortization is calculated as the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets.

The estimated useful lives for the current and comparative periods are as follows:

• Computer hardware	- 3 years

• Furniture and fixtures	- 5 years

• Marketing and Web Development	- 2 years

• Leasehold improvements	- over the term of the lease

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for amortization methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

(f)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

(g)	Trade and other payables

Trade and other payables are stated at cost.

(h)	Statement of financial position

Assets and liabilities expected to be realised in, or intended for sale or consumption in, the Company’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(i)	Statement of cash flows

The Company prepares its Statement of Cash Flows using the indirect method.

(j)	Impairment

(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of comprehensive loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of comprehensive loss.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets referred to as a cash generating unit (CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less cost to disposal.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from sales.

Fair value less costs of disposal to sell is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The fair value less cost of disposal is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(j)	Impairment (continued)

(ii)	Non-financial assets (continued)

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of other assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(k)	Intangible assets

(i)	Patents and trademarks

Costs to obtain patents and trademarks are capitalized and are amortized to operations on a straight-line basis over the underlying term of the assets, which is 20 years, commencing upon the registration or acquisition of the patent or trademark.

(ii)	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use.

(iii)	Research and Development Costs

Research costs are charged to income when incurred.

Development costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. As of July, 2013, the Company has met the requirements for deferral of these expenses and has commenced capitalization of development costs incurred relating to its investment in technology. Amortization commences with the successful commercial production or use of the product or process. These costs are amortized over a period of four years from commencement of commercial use.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(k)	Intangible assets (continued)

(iii)	Research and Development Costs (continued)

Investment Tax Credits (“ITCs”) earned as a result of incurring Scientific Research and Experimental Development (“SRED”) expenditures are recorded as a reduction of the related current period expense, the related deferred development costs or related capital assets. Management records ITC’s when there is reasonable assurance of collection. To date, management has not recorded any amounts related to ITC’s.

(l)	Share capital—common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(m)	Share based payments

The grant date fair value of options awarded to employees, directors, and service providers is measured using the Black-Scholes option pricing model and recognised in the statement of comprehensive loss, with corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the option, consideration received, together with the amount previously recognised in contributed surplus, is recorded as an increase to share capital.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(n)	Revenue

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under the Company’s warranty policy. Generally, title and risk of loss transfer to the customer when the product leaves the Company’s dock.

Warranty and Extended Services

The Company records a provision for estimated future warranty costs for both return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods. Separately priced extended warranties and service contracts are offered for sale to customers on all product lines. Extended warranty and service contract revenue is deferred and recognized as service revenue, over the period of the service agreement.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(o)	Finance income and expenses

Finance expenses comprise interest expense on borrowings, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Foreign currency gain and losses, reported under finance income and expenses, are reported on a net basis.

(p)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q)	Loss per share

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options and warrants. The dilutive effect on earnings per share is recognised on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. At year end, the effect of stock options, warrants and conversion feature on debt was anti-dilutive.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(r)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognised for future operating losses.

(s)	Contingent earn-out

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(t)	Change in accounting policies

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after December 31, 2013. Many are not applicable to, or do not have a significant impact on, the Corporation and have been excluded.

(i)	IAS 32—Financial Instruments

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria. At January 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(ii)	IAS 36—Impairment of Assets

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted when the entity has already applied IFRS 13. At January 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(u)	Future accounting pronouncements

The accounting pronouncements detailed in this note have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

i)	IFRS 9—Financial Instruments

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39—Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

The effective date of IFRS 9 was deferred to years beginning on or after January 1, 2018. Earlier application is permitted.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	The fair value of cash and cash equivalents, investments and trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At June 30, 2014 and June 30, 2013, the fair value of these balances approximated their carrying value due to their short term to maturity.

(b)	The fair value of stock options and warrants are measured using a Black-Scholes, option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option and warrant holder behaviour) and the risk-free interest rate (based on government bonds).

The carrying value of amounts receivable, loans and trade and other payables included in the financial position approximate fair value due to the short term nature of those instruments.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

4.	Determination of Fair Value (continued)

The following tables provide fair value measurement information for financial assets and liabilities measured at fair value on the statement of financial position as of June 30, 2014 and December 31, 2013.

			Fair value measurements using
June 30, 2014	Carrying amount	Fair value	Quoted prices in Active Market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	$8,782,627	$8,782,627	$8,782,627	$—	$—
Investments	$357,522	$357,522	$357,522	$—	$—
Financial liabilities
Derivative liability	$489,663	$489,663	$—	$489,663	$—
Contingent earn-out	$3,891,534	$3,891,534	$—	$—	$3,891,534

			Fair value measurements using
December 31, 2013	Carrying amount	Fair value	Quoted prices in Active Market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	$5,550,788	$5,550,788	$5,550,788	$—	$—
Investments	$312,823	$312,823	$312,823	$—	$—

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are those with inputs for the asset or liability that are not based on observable market data.

The Company values financial instruments included in Level 3 on a quarterly basis. The significant unobservable inputs used in the fair value measurement of the Level 3 instruments as at June 30, 2014 are as follows:

Contingent earn-out

	March 21, 2014	March 31, 2014	June 30, 2014
Earn out revenue estimation	$12,500,000	$12,500,000	$12,500,000
Discount rate	35%	35%	35%
Effect on condensed consolidated interim statement of comprehensive loss	$—	$—	$—

If the discount rate were changed to 30% or 40%, the fair value of the contingent earn-out would increase by $157,025 or decrease by $145,429 respectively. Management believes that reasonably possible changes to other unobservable inputs would not result in a significant change in the estimated fair value.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

5.	Prepaid and sundry assets

	June 30 2014	December 31 2013
Services and consulting prepayments and deposits	$243,782	$—
Professional fees	111,070	—
Insurance costs	17,012	28,909
Facilities costs	14,752	9,422
Other	48,731	18,696

	$435,347	$142,361

6.	Promissory Notes

On May 15, 2013, the Company agreed to loan Overland Storage Inc. (“Overland”) $5,000,000 US to support its working capital requirements. The loan bears interest at the Wall Street Journal published prime rate plus two percent per annum payable semi-annually in arrears on November 15 and May 15 of each year. The loan is secured by a Promissory Note, repayable on May 15, 2018, and a security agreement, dated May 15, 2014, providing subordinated collateral security over Overland’s inventory and holdings of common shares of Sphere 3D.

7.	Capital assets

Cost	Computer Hardware	Furniture and Fixtures	Marketing & Web Development	Leaseholds	Total
Balance at December 31, 2012	$509,684	$6,463	$—	$78,894	$595,041
Additions	148,895	—	104,220	—	253,115
Disposals	—	—	—	—	—

Balance at December 31, 2013	$658,579	$6,463	$104,220	$78,894	$848,156
Additions	273,230	28,171	15,096	3,243	319,740
Disposals	(4,056)	—	—	—	(4,056)

Balance at June 30, 2014	$927,753	$34,634	$119,316	$82,137	$1,163,840

Accumulated Depreciation	Computer Hardware	Furniture and Fixtures	Marketing & Web Development	Leaseholds	Total
Balance at December 31, 2012	$215,091	$949	$—	$20,874	$236,914
Additions	183,977	1,293	21,075	15,778	222,123
Disposals	—	—	—	—	—

Balance at December 31, 2013	$399,068	$2,242	$21,075	$36,652	$459,037
Additions	128,986	2,527	28,571	8,122	168,206
Disposals	(676)	—	—	—	(676)

Balance at June 30, 2014	$527,378	$4,769	$49,646	$44,774	$626,567

Net book value as at December 31, 2013	$259,511	$4,221	$83,145	$42,242	$389,119

Net book value as at June 30, 2014	$400,375	$29,865	$69,670	$37,363	$537,273

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

8.	Intangible assets

(i)	Emulation and virtualization technology

On December 31, 2010, the Company acquired all rights and assets related to the emulation and virtualization technology from Promotion Depot Inc., in a non-arms length transaction, in exchange for 1,000,000 shares of the Company’s common stock. Since the fair value of the assets received are not readily determinable, the investment was valued based on the $695,000 fair value of the shares received by Promotion Depot Inc.

As of July 2013, the Company met the requirements for the deferral of development costs, under IFRS, and has commenced capitalizing the development costs incurred during the period. The technology acquired and developed achieved the beginning of commercial level of sales during the quarter ended June 30, 2014. As such, amortization of this asset commenced effective April 1, 2014.

(ii)	Virtual Desktop Implementation (“VDI”) technology

On March 21, 2014, the Company closed an Asset Purchase Agreement to acquire the VDI technology, including patents, trademarks and certain other intellectual property of V3 Systems, Inc.

At closing, the Company paid a purchase price of $11,829,505, in the form of USD$4M in cash and 1,089,867 shares of common stock.

In addition, the Company shall pay an earn-out (the “Earn-Out”), based on achieving certain milestones in revenue and gross margin, related to the VDI technology, of up to a further U.S. $5.0 million, payable at the discretion of Sphere 3D in cash or shares (up to a maximum of 1,051,414 common shares), to be priced at a 20-day weighted average price calculated at the time(s) the Earn-Out is realized. The Earn-Out is based on a sliding scale of revenue of the VDI technology (subject to minimum margin realization), subject to a maximum payment of U.S. $5.0 million upon earn-out revenue of U.S. $12.5 million. The Earn-Out was valued on a discounted cash flow basis using a discount rate of 35%.

The fair value of the consideration issued for the VDI technology is as follows:

Cash consideration paid	$4,472,446
Cash consideration owing—current holdback	223,880
1,089,867 common shares valued at $6.545 per share	7,133,179
Fair value of Earn-Out	4,082,645

Total consideration	15,912,150
Cost of acquisition	145,555

Allocated to VDI technology	$16,057,705

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

8.	Intangible assets (continued)

(iii)	Patents

During the year ended December 31, 2013, the Company filed 6 patents based on its technology, in addition to the 3 preliminary patents, filed on January 16, 2012, based on the technology acquired in the investment in technology.

Cost	Emulation and virtualization technology	VDI technology	Patents	Total
Balance at December 31, 2012	$695,000	$—	$25,000	$720,000
Additions	885,250	—	67,571	952,821
Disposals	—	—	—	—

Balance at December 31, 2013	1,580,250	—	92,571	1,672,821
Additions	1,260,906	16,057,705	43,429	17,362,040
Disposals	—	—	—	—

Balance at June 30, 2014	$2,841,156	$16,057,705	$136,000	$19,034,861

Accumulated amortization	Emulation and virtualization technology	VDI technology	Patents	Total
Balance at December 31, 2012	$—	$—	$1,250	$1,250
Additions	—	—	3,492	3,492
Disposals	—	—	—	—

Balance at December 31, 2013	$—	$—	$4,742	$4,742
Additions	142,389	1,003,235	2,688	1,148,312
Disposals	—	—	—	—

Balance at June 30, 2014	$142,389	$1,003,235	$7,430	$1,153,054

Net book value as at December 31, 2013	$1,580,250	$—	$87,829	$1,668,079

Net book value as at June 30, 2014	$2,698,767	$15,054,470	$128,570	$17,881,807

9.	Trade and other payables

	June 30 2014	December 31 2013
Trade payables	$790,974	$161,337
Non-trade payables and accrued expenses
Salaries and consulting	214,599	279,162
Legal and audit	429,035	37,783
Accrued warranty costs	196,126	—
Interest on debenture financing	122,722	—
Other	68,293	—

	$1,821,749	$478,282

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

10.	Convertible debenture

On March 21, 2014, the Company issued a senior secured convertible debenture for USD$5,000,000. Simple interest is payable, in cash or stock, at the Company’s discretion, semi-annually at an annual rate of 8%. The note is convertible into common shares of the Company, at any time, at the option of the holders, at a conversion rate of USD$7.50 per share.

The Company has the option, up to March 21, 2015, and upon ten days’ notice, to repay the debenture at 120% of the outstanding principal and interest and the option, from March 21, 2015 to March 21, 2016, to repay the debenture at 125% of the outstanding principal and interest. In addition, the Company has the right to force the conversion of the debenture at any time that the weighted average price of the Company’s common stock for ten consecutive days has exceeded USD$11.25.

The note is secured by a general security interest in all of the assets of the Company. Any unconverted principal and accrued interest balance is payable at maturity, on March 21, 2018.

The debenture represents a hybrid instrument that needs to be bifurcated between its liability and derivative components. The derivative was calculated using the Black Scholes pricing model with the following inputs: (I) dividend yield of 0%; (II) expected volatility of 97%; (III) a risk free interest rate of 1.71% (IV) an expected life of 4 years; (V) an exercise price of $8.40 for the call and an exercise price of $12.60 for the put and (VI) a share price of $7.05. The residual was allocated to the debenture host contract portion.

As at June 30, 2014, the derivative was revalued using the Black Scholes pricing model with the following inputs: (I) dividend yield of 0%; (II) expected volatility of 97%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3.75 years; (V) an exercise price of $8.00 for the call and an exercise price of $12.00 for the put and (VI) a share price of $10.84 for a value of $489,663. The change in value of $164,144 has been recorded as an unrealized loss on derivative liability in the condensed consolidated statements of comprehensive loss.

The allocation of the liability and the derivative portion of the debenture as at June 30, 2014 are as follows:

	Debenture	Derivative	Total
Balance as at December 31, 2013	$—	$—	$—
Debenture proceeds	5,597,000	—	5,597,000
Derivative liability	(325,519)	325,519	—
Cumulative gain on derivative liability	—	164,144	164,144
Accretion of debenture host contract	19,393	—	19,393
Currency translation adjustment	(246,763)	—	(246,763)

Balance as at December 31, 2013	$5,044,111	$489,663	$5,533,774

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

11.	Share Capital

Authorized

an unlimited number of common shares

Issued and outstanding

	Number of Shares	Value
Balance, December 31, 2012	16,114,339	$5,409,488
Issued for cash (net of cash fees of $441,178)	1,250,000	3,746,322
Less: Proceeds allocated to warrants		(775,000)
Brokers warrants		(85,000)
Issued on exercise of warrants	2,784,840	3,844,720
Less: Warrants issued on exercise of broker warrants		(703,000)
Issued on exercise of options	180,001	148,251
Issued for future services	769,231	500,000

Balance, December 31, 2013	21,098,411	$12,085,781
Issuance of common shares on acquisition of intangible assets (note 8)	1,089,867	7,133,179
Issued on exercise of warrants	1,104,743	2,213,682
Issued on exercise of options	121,250	102,405

Balance, June 30, 2014	23,414,271	$21,535,047

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

11.	Share Capital (continued)

Escrowed shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share Escrow		Value Share Escrow		Total
	Number	%	Number	%	Number	%
Balance at December 21, 2012	4,655,000	100	4,306,250	100	8,961,250	100
Released—December 27, 2012(1)	232,750	5	430,625	10	663,375	7
Released—June 27, 2013	232,750	5	645,937	15	878,687	10
Released—December 27, 2013	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70
Released—June 27, 2014	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at June 30, 2014	3,258,500	70	1,937,814	45	5,196,314	57

Future releases

December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27

Total future releases	3,258,500	70	1,937,814	45	5,196,314	57

(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

Stock Options

i.	On February 5, 2014, the directors of the Company approved the award of 50,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $212,493. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 102.39%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $6.54 and (VI) a share price of $6.54. Expected volatility was based on the Company’s historical stock price.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

11.	Share Capital (continued)

Stock Options (continued)

ii.	On April 18, 2014, the directors of the Company approved the award of 150,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $741,986. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 97.29%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $8.10 and (VI) a share price of $8.10. Expected volatility was based on the Company’s historical stock price.

iii.	On April 23, 2014, the directors of the Company approved the award of 25,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $261,860. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 96.93%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $8.60 and (VI) a share price of $8.60. Expected volatility was based on the Company’s historical stock price.

iv.	On May 27, 2014, at the annual and special meeting of the shareholders of the Company, the shareholders ratified an amendment to the fixed stock option plan, authorizing the award of up to 4,650,000 shares, being approximately 20% of the common shares outstanding at the record date for the meeting.

v.	On June 20, 2014, the directors of the Company approved the award of 350,000 options, of which 50,000 vest immediately and 300,000 vest in quarterly amounts over a three year period, exercisable for 10 years, with a value of $1,788,261. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 96.93%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $8.39 and (VI) a share price of $8.39. Expected volatility was based on the Company’s historical stock price.

vi.	On June 23, 2014, the directors of the Company approved the award of 160,000 options, which vest in quarterly amounts over a three year period, exercisable for 10 years, with a value of $813,593. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 96.93%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $8.35 and (VI) a share price of $8.35. Expected volatility was based on the Company’s historical stock price.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

11.	Share Capital (continued)

Stock	Options (continued)

As at June 30, 2014 the Company had 1,230,000 additional options available for issuance. A continuity of the unexercised options to purchase common shares is as follows:

	Weighted average exercise price	Number
Balance at December 31, 2012	$0.83	1,015,000

Granted	1.24	2,295,001
Exercised	0.71	(180,001)
Expired	0.60	(320,000)

Outstanding at December 31, 2013	$1.18	2,810,000

Granted	8.21	735,000
Exercised	0.70	(121,250)
Expired	2.68	(3,750)

Outstanding at June 30, 2014	$2.71	3,420,000

The weighted average share price on the date of exercise was $7.27 (December 31, 2013 -$3.69).

The following table provides further information on the outstanding options as at June 30, 2014:

Expiry Date	Number exercisable	Number outstanding	Weighted average exercise price	Weighted average years remaining
March 4, 2018	100,000	100,000	$0.85	3.68
July 3, 2018	50,000	125,000	0.65	4.01
January 16, 2022	640,000	640,000	0.83	7.55
September 19, 2022	233,333	300,000	0.85	8.23
April 16, 2023	75,000	75,000	0.85	8.80
July 2, 2023	259,722	850,000	0.65	9.01
August 29, 2023	75,000	100,000	2.50	9.17
September 15, 2023	333,750	445,000	2.68	9.22
October 31, 2023	25,000	50,000	4.28	9.34
February 4, 2024	12,500	50,000	6.70	9.59
April 18, 2014	—	150,000	8.10	9.80
April 23, 2014	—	25,000	8.60	9.82
June 20, 2014	50,000	350,000	8.39	9.98
June 23, 2014	—	160,000	8.35	9.99

	1,854,305	3,420,000	$2.71	8.56

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

11.	Share Capital (continued)

Warrants

The Company had the following warrants outstanding:

		Number of Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2012		4,262,442	$0.98

Exercised—	Broker Warrants	(152,528)	0.70
	Investor Warrants	(1,980,462)	1.00
	Broker Unit Warrants	(325,925)	0.85

Issued on exercise of Broker Unit Warrants		325,925	1.00
Exercise of warrants issued		(325,925)	1.00

Granted –	Investor Warrants	625,000	4.50
	Broker Unit Warrants	100,000	3.35

Outstanding at December 31, 2013		2,528,527	$1.96

Exercised –	Broker Unit Warrants	(100,000)	3.35
	Investor Warrants	(1,004,743)	1.48
Granted –	Investor Warrants	50,000	4.50

Outstanding at June 30, 2014		1,473,784	2.27

The weighted average share price on the dates of exercise was $7.00 (December 31, 2013 – $3.46).

12.	Other Equity

	June 30, 2014	December 31, 2013
Other equity beginning of period	$1,715,151	$1,007,500
Issuance of special warrants net of costs(1)	9,115,010	—
Value of warrants issued	—	1,563,000
Stock based compensation	1,460,101	319,679
Value of warrants exercised	(388,312)	(1,154,528)
Value of options exercised	(18,055)	(20,500)

Other equity end of period	$11,883,895	$1,715,151

(1)	On June 5, 2014, the Company closed an underwritten financing for the sale of 1,176,500 Special Warrants of the Company at a price of $8.50 per Special Warrant for gross proceeds of $10,000,250.

Each Special Warrant, upon exercise or deemed exercise, will convert into one unit of the Company (a “Unit”) with each Unit being comprised of one common share of the Company (a “Common Share”) and one-half of a Common Share purchase warrant of the Company (a “Warrant”). There is no additional cost to exercise a Special Warrant. Each whole Warrant is exercisable at an exercise price of $11.50 per share for a period of two years from the closing date. All securities are subject to a four-

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

12.	Other Equity (continued)

month hold period from the issuance date. The Company intends to file a short form prospectus (the “Final Prospectus”) in each of the Provinces of British Columbia and Ontario (collectively, the “Offering Jurisdictions”) qualifying the Units issuable upon exercise or deemed exercise of the Special Warrants by July 31, 2014, failing which the holder would be entitled to receive 1.05 Units upon exercise or deemed exercise of the Special Warrants (see Note 18 – Subsequent Events). Any unexercised Special Warrants will be deemed to be automatically exercised on the earlier of: (i) the third business day following the day on which a final receipt is issued in the Offering Jurisdictions for the Final Prospectus qualifying the distribution of the Units; and (ii) October 6, 2014.

The Company incurred fees and commissions to June 30, 2014 in the amount of $844,543 related to this financing.

13.	Finance expenses

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Interest income	$(27,309)	$(3)	$(28,150)	$(1,685)
Interest expense	132,111	1,069	146,400	1,338
Foreign exchange gain	(97,791)	—	(117,274)	—
Unrealized loss on derivative liability	164,144	—	164,144	—
Investment holding gain	(31,796)	—	(13,982)	—

	$139,359	$1,066	$151,138	$(347)

14.	Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	June 30 2014	June 30 2013
Salaries, management fees and benefits	$266,875	$305,000
Share-based payments—management	71,902	18,944
Share-based payments—directors	127,180	14,000

	$465,957	$337,944

Legal services of $232,129 (2013 – $30,394) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to a legal firm affiliated with a director of the Company and officers and directors of the Company at period end included in trade and other payables total $193,723 (2013 – $12,714)

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

15.	Commitment and Contingencies

1)	Merger Agreement

On May 15, 2014, the Company entered into a definitive merger agreement (the “Merger Agreement”) with Overland, pursuant to which Overland and a wholly-owned subsidiary of Sphere 3D would combine (the “Transaction”). After completion of the Transaction, it is expected that current holders of Overland securities will own approximately 28.8% of Sphere 3D, on a fully diluted basis, as a result of their exchange of securities in the Transaction.

Under the terms of the Merger Agreement, the Company will issue a total of 8,574,310 common shares (“Common Shares”) on closing, subject to adjustment, for all of the outstanding share capital of Overland (“Overland Shares”) on the basis of one Overland Share for 0.46385 Common Shares of Sphere 3D (the “Exchange Ratio”). In addition, Sphere 3D will issue up to 1,333,522 warrants, 120,189 options and 362,588 restricted share units, or equivalents, in exchange for the outstanding convertible securities of Overland at the closing date, calculated on the basis of the Exchange Ratio. All issued and outstanding stock appreciation rights of Overland will terminate on closing. The average exercise price of the options and warrants are US$24.90 and US$19.02, respectively. At current pricing, the Company believes it is unlikely that any of these options and warrants will be exercised.

On October 13, 2014, the date of the amendment to the Merger Agreement, the closing price of the Overland Shares, on the NASDAQ, was US$2.81 and the closing price of the Common Shares of Sphere 3D, on the NASDAQ was US$5.75. Based on the closing price of the Common Shares of Sphere 3D on October 13, 2014, the total consideration payable to holders of Overland shareholders has an implied value of approximately US$49.3 million or approximately US$2.67 per Overland Share.

2)	Supplier Agreement

On July 15, 2013, the Company entered into a supplier agreement with Overland Storage, Inc, under which the Company has agreed to pay for up to $1.5 million of cloud infrastructure equipment purchases from Overland in the form of common shares in the capital of the Company (the “Common Shares”) as follows: (i) 769,231 Common Shares at a fair value of $0.65, having a value of $500,000 were issued on Closing; and (ii) that number of Common Shares equal to $500,000 divided by the 10 trading day average of the closing price per share of Common Shares ending 3 trading days prior to each of the first and second year anniversary date of the Supply Agreement, to a maximum of 769,231 Common Shares on each date having a value of $500,000. Such Sphere 3D shares are subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

15.	Commitment and Contingencies (continued)

3)	Operating Lease

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in Mississauga, are as follows:

2014	$29,000
2015	59,500
2016	20,000

4)	Legal Matters

The Company has been named as a defendant in actions that arose as a result of the announcement of the agreement to merge with Overland Storage, Inc. With respect to these matters, based on the management’s current knowledge, the Company believes that the amount or range of reasonable possible loss, if any, will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, consolidated financial position, results of operations or cash flows. In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with vendors and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

16.	Capital Risk Management

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the period ended June 30, 2014 and year ended December 31, 2013.

17.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out by management under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk

(i)	Currency risk:

The Company is still in its pre-commercialization phase and as such has limited exposure to foreign exchange risk. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

Sphere 3D Corporation

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian Dollars)

17.	Financial Risk Management (continued)

(a)	Market risk (continued)

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The convertible debenture is at a fixed rate. The Company’s cash and cash equivalents and investments earn interest at market rates.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations as interest expense represents approximately 0.1% (2012 – 0.7%) of total expenses. A 1.0% change in interest rates would not have a significant impact on the interest income.

(b)	Credit risk

The Company is subject to risk of non-payment of amounts receivable. The Company mitigates this risk by monitoring the credit worthiness of its customers.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

As at June 30, 2014, the Company has trade and other payables of $1,821,749 (December 31, 2013 – $478,282) due within 12 months and has cash and cash equivalents of $8,782,627 (December 31, 2013 – $5,550,788) to meet its current obligations.

18.	Subsequent Events

a)	On July 10, 2014, the Company issued 10,894 Common Shares in payment of interest owing on the Convertible Debenture, for the period ending June 30, 2014. The number of shares was calculated based on the closing price of the Common Shares, on the TSX-V, on June 30, 2014.

b)	The Company has made the following additional advances to support Overland’s working capital requirements:

July 17, 2014	$500,000
July 31, 2014	500,000
August 11, 2014	500,000
September 4, 2014	500,000
September 12, 2014	750,000

$2,750,000

Sphere 3D Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

18.	Subsequent Events (continued)

c)	On July 18, 2014, the Company issued 52,801 Common Shares, valued at $500,000 US, under the Supply Agreement (note 15(2)) with Overland Storage. The Common Shares had a fair value of $10.11 per share, based on the 10 trading day average of the closing price per share of Common Shares ending 3 trading days prior to the anniversary date of the Supply Agreement. The shares are subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

d)	The Company has been informed by the Ontario Security Commission (“OSC”) that, due to the fact that (i) the short form prospectus, issued in connection to the Special Warrants (see Note 12 – Special Warrants), is the first prospectus filing by the Company post-Qualifying Transaction, and (ii) the materiality of the transaction with Overland, the OSC has taken the position that it will be reviewed under the long-form prospectus timing guidelines, as such, the Company was unable to file the final Prospectus by July 31, 2014, meaning that the Special Warrants will be convertible to 1.05 units per Special Warrant upon the filing of the final Prospectus.

Annex A

AGREEMENT AND PLAN OF MERGER

DATED AS OF

MAY 15, 2014

BY AND AMONG

SPHERE 3D CORPORATION

OVERLAND STORAGE, INC.

AND

S3D ACQUISITION COMPANY

ARTICLE I The Merger		A-2

1.1	The Merger	A-2
1.2	Closing	A-2
1.3	Effective Time	A-2
1.4	Effects of the Merger	A-2
1.5	Organizational Documents of the Surviving Corporation	A-2
1.6	Directors and Officers of the Surviving Corporation	A-3
1.7	Governance of Parent	A-3
1.8	Tax Consequences	A-3

ARTICLE II Effects of the Merger; Exchange of Certificates		A-3

2.1	Effect on Capital Stock	A-3
2.2	Exchange of Shares and Certificates	A-5
2.3	Dissenting Shareholders	A-7

ARTICLE III Representations and Warranties of the Company		A-8

3.1	Corporate Organization	A-8
3.2	Authorization	A-9
3.3	Capitalization	A-9
3.4	Consents	A-9
3.5	Delivery of SEC Filings; Business	A-10
3.6	Absence of Certain Changes	A-10
3.7	SEC Filings	A-11
3.8	No Conflict, Breach, Violation or Default	A-11
3.9	Tax Matters	A-11
3.10	Title to Properties	A-12
3.11	Certificates, Authorities and Permits	A-12
3.12	Labor Matters.	A-12
3.13	Intellectual Property	A-12
3.14	Environmental Matters	A-13
3.15	Litigation	A-14
3.16	Financial Statements	A-14
3.17	Insurance Coverage	A-14
3.18	Compliance with Nasdaq Continued Listing Requirements	A-14
3.19	Brokers and Finders	A-14
3.20	Opinion of Financial Advisor	A-14
3.21	Questionable Payments	A-14
3.22	Board Approval	A-15
3.23	Proxy Statement	A-15
3.24	Internal Controls	A-15
3.25	Related Party Transactions	A-15
3.26	Investment Company	A-16
3.27	Compliance with Laws	A-16
3.28	No Other Representations or Warranties	A-16

A-i

ARTICLE IV Representations and Warranties of Parent and Merger Sub		A-16

4.1	Organization, Good Standing and Qualification	A-16
4.2	Authorization	A-16
4.3	Capitalization	A-17
4.4	Valid Issuance	A-17
4.5	Consents	A-17
4.6	Delivery of Parent Filings; Business	A-18
4.7	Absence of Certain Changes	A-18
4.8	No Conflict, Breach, Violation or Default	A-19
4.9	Tax Matters	A-19
4.10	Title to Properties	A-20
4.11	Certificates, Authorities and Permits	A-20
4.12	Labor Matters	A-20
4.13	Intellectual Property	A-21
4.14	Environmental Matters	A-21
4.15	Litigation	A-21
4.16	Financial Statements	A-21
4.17	Insurance Coverage	A-22
4.18	Compliance with Continued Listing Requirements	A-22
4.19	Brokers and Finders	A-22
4.20	Opinion of Financial Advisor	A-22
4.21	Questionable Payments	A-22
4.22	Form F-4	A-22
4.23	Internal Controls	A-23
4.24	Related Party Transactions	A-23
4.25	Investment Company	A-23
4.26	Compliance with Laws	A-23
4.27	No Other Representations or Warranties	A-23

ARTICLE V Covenants Relating to Conduct of Business		A-24

5.1	Conduct of Business of the Company	A-24
5.2	Conduct of Business of Parent	A-26
5.3	No Solicitation	A-28
5.4	Board of Directors Recommendation	A-29
5.5	Company Shareholders’ Meeting	A-30

ARTICLE VI Additional Agreements		A-30

6.1	Preparation of SEC Documents; Shareholders’ Meeting	A-30
6.2	Access to Information; Confidentiality	A-32
6.3	Commercially Reasonable Efforts	A-32
6.4	Indemnification and Insurance	A-33
6.5	Fees and Expenses	A-33
6.6	Announcements	A-33
6.7	Listing and TSXV Acceptance	A-34
6.8	Tax-Free Reorganization Treatment	A-34
6.9	Conveyance Taxes	A-34
6.10	Equity Awards	A-34
6.11	Employee Benefits	A-35

A-ii

6.12	Consents of Accountants	A-36
6.13	Affiliate Legends	A-36
6.14	Notification of Certain Matters	A-36
6.15	Section 16 Matters	A-36
6.16	State Takeover Laws	A-36
6.17	Further Assurances	A-37
6.18	Shareholder Litigation	A-37
6.19	Debt Assignment or Assumption	A-37
6.20	Bridge Loans	A-37

ARTICLE VII Conditions Precedent		A-37

7.1	Conditions to Each Party’s Obligation to Effect The Merger	A-37
7.2	Conditions to Obligations of Parent and Merger Sub	A-38
7.3	Conditions to Obligations of the Company	A-39

ARTICLE VIII Termination, Amendment and Waiver		A-40

8.1	Termination	A-40
8.2	Effect of Termination	A-41
8.3	Payments by the Company	A-41
8.4	Interest and Costs; Other Remedies	A-42
8.5	Amendment	A-42
8.6	Extension; Waiver	A-42

ARTICLE IX General Provisions		A-42

9.1	Nonsurvival of Representations and Warranties	A-42
9.2	Notices	A-42
9.3	Interpretation	A-43
9.4	Knowledge	A-43
9.5	Counterparts	A-43
9.6	Entire Agreement; No Third-Party Beneficiaries	A-43
9.7	Governing Law	A-44
9.8	Assignment	A-44
9.9	Consent to Jurisdiction	A-44
9.10	Headings, etc	A-44
9.11	Severability	A-44
9.12	Failure or Indulgence Not a Waiver; Remedies Cumulative	A-44
9.13	Waiver of Jury Trial	A-44
9.14	Specific Performance	A-44
9.15	Remedy for Breach of Bridge Loan Documentation	A-45

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 15, 2014 (the “Agreement”), is by and among Overland Storage, Inc., a California corporation (“the “Company”), Sphere 3D Corporation, an Ontario corporation (“Parent”), and S3D Acquisition Company, a California corporation and wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, each of the respective Boards of Directors of Parent, Merger Sub and the Company have approved the business combination between the Company and Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance thereof, the Board of Directors of each of Parent, Merger Sub and the Company have approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) so that the Company continues as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms of and subject to the conditions set forth in this Agreement and in accordance with the provisions of the California Corporations Code (the “CCC”);

WHEREAS, the Board of Directors of the Company has determined to recommend to its shareholders the approval of this Agreement and the Merger;

WHEREAS, certain shareholders of the Company have entered into a shareholder support agreement with Parent pursuant to which they have agreed to vote their shares of the Company in favor of the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has adopted and approved this Agreement and the Merger, and the Board of Directors of Parent has authorized the issuance of common shares of the Parent (the “Parent Common Shares”) in connection with this Agreement (the “Parent Share Issuance”);

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall (i) qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) to not result in gain being recognized under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of the Company following the Merger that does not enter into a five-year gain recognition agreement in the form provided in United States Regulations Section 1.367(a)-8(c)) (the “Intended Tax Treatment”), and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, Parent and Company shall concurrent with the execution of this Agreement enter into bridge loan documentation mutually agreeable to each party setting forth the terms of a bridge loan to be made by Parent to Company (the “Bridge Loan Documentation”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

The Merger

1.1 The Merger. Upon the terms of and subject to the conditions set forth in this Agreement, and in accordance with the CCC, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation and shall succeed and assume all the property, rights, privileges, powers and franchises of Merger Sub in accordance with the CCC.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern Daylight Time, on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) at the offices of O’Melveny & Myers LLP, 2765 Sand Hill Road, Menlo Park, California 94025, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that in no event shall the Closing or the Effective Time occur prior to August 1, 2014. The date on which the Closing occurs is referred to herein as the “Closing Date.” A “Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or a statutory holiday in the Province of Ontario, Canada or any day on which banking institutions in the State of California or in the Province of Ontario, Canada are authorized or required by law or other governmental action to close.

1.3 Effective Time. Upon the terms of and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing an agreement of merger executed in accordance with the relevant provisions of the CCC (the “California Merger Agreement”) with the Secretary of State of the State of California (the “CA Secretary of State”) and shall make all other filings or recordings required under the CCC. The Merger shall become effective at such time as the California Merger Agreement is duly filed with the CA Secretary of State, or at such subsequent date or time as the Company and Parent shall agree and specify in the California Merger Agreement. The date and time at which the Merger becomes effective as set forth in the California Merger Agreement is referred to herein as the “Effective Time.”

1.4 Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the CCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, properties, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred them.

1.5 Organizational Documents of the Surviving Corporation. At the Effective Time, the Company’s Amended and Restated Articles of Incorporation, as amended, and Bylaws (the “Organizational Documents”) shall be amended and restated in its entirety to be in a form that is mutually agreed upon by Parent and the Company in their reasonable judgment, and such amended Company Organizational Documents shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the CCC and as provided in such articles of incorporation (the “Surviving Charter”). After the Effective Time, the authorized capital stock of the Surviving Corporation shall consist of 1,000 shares of common stock, $0.001 par value. At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be in a form that is mutually agreed upon by Parent and the Company, and such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the CCC and as provided in such bylaws (the (“Surviving Bylaws”).

1.6 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub shall be, from and after the Effective Time, the directors and officers of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the CCC.

1.7 Governance of Parent. The Company, Parent, Merger Sub and the Surviving Corporation shall take all actions necessary so that the matters set forth on Exhibit A occur on the Closing Date.

1.8 Tax Consequences. It is intended by the parties hereto that the Merger shall qualify for the Intended Tax Treatment for all relevant Tax purposes and the parties shall not take any position inconsistent therewith in any Tax filing or proceeding. In the event the parties determine that the Merger may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, they will cooperate in restructuring the transaction, to the extent reasonably possible, to cause the Merger to so qualify.

“Tax” (and, with correlative meaning, “Taxes”) means (i) any federal, state, provincial, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, estimated or windfall profit tax, custom duty, national insurance tax, health tax or other tax or other like assessment or charge of any kind whatsoever, including social security contributions, in each case together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person, by contract or otherwise.

“Governmental Authority” means any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body exercising similar powers or authority, including any regulatory body, administrative agency or bureau, commission or authority or other body.

“Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any Law, action or governmental order and those arising under any contract.

ARTICLE II

Effects of the Merger; Exchange of Certificates

2.1 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of common stock, no par value, of the Company (“Company Common Stock”):

(a) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall automatically be converted into and represent the right to receive a fraction of a fully paid and nonassessable Parent Common Share equal to the Exchange Ratio upon surrender of the Certificate or Uncertificated Shares which immediately prior to the Effective Time represented such share of Company Common Stock in the manner provided in Section 2.2(b) (or, in the case of a lost, stolen or destroyed Certificate, Section 2.2(i)). As used in this Agreement, “Exchange Ratio” shall mean 0.46385 plus the quotient obtained by dividing (x) the number of Parent Common Shares held by the Company immediately prior to the Effective Time by (y) 18,495,865.20 plus the quotient obtained by dividing (A) (i)105%

of the principal amount of any indebtedness of the Company to Cyrus (designated in U.S. dollars) repaid by the Company on or after the date hereof and prior to the Effective Time divided by (ii) 8.675 by (B) 18,495,865.20. The Parent Common Shares to be issued to holders of Company Common Stock pursuant to this Agreement, together with any cash to be paid to such holders in lieu of fractional shares pursuant to Section 2.2(f), are referred to as the “Merger Consideration”. As a result of the Merger, at the Effective Time, each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate immediately prior to the Effective Time, any cash in lieu of fractional shares payable pursuant to Section 2.1(f) and any dividends or other distributions payable pursuant to Section 2.2(d), all to be issued or paid, without interest, in consideration therefor upon the surrender of such Certificate in accordance with Section 2.2(b) (or, in the case of a lost, stolen or destroyed Certificate, Section 2.2(i)).

(b) Capital Stock of Merger Sub. Each issued and outstanding share of common stock, par value $0.0001 per share, of Merger Sub shall be converted into one fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.

(c) Company Equity Awards. At the Effective Time, all issued and outstanding options to purchase Company Common Stock (“Company Options”), and all issued and outstanding awards of restricted stock units with respect to Company Common Stock (“Company RSUs”), in each case granted under any Company Stock Plan and whether vested or unvested in accordance with their terms, shall be treated as provided in Section 6.10. For purposes hereof, “Company Stock Plans” shall mean the Company’s 2009 Equity Incentive Plan, the Company’s 2003 Equity Incentive Plan and the Company’s 2000 Stock Option Plan, and each individual award agreement that covers an outstanding equity award granted by the Company under the “inducement grant” exception provided in NASDAQ Rule 5635(c)(4). Prior to the Effective Time, the rights of participants in the Company’s 2006 Employee Stock Purchase Plan, as amended (the “ESPP”) and all issued and outstanding awards of stock appreciation rights with respect to Company Common Stock (“Company SARs”), shall terminate as provided in Section 6.10.

(d) Company Warrants. At the Effective Time, and in accordance with the terms of each warrant to purchase shares of Company Common Stock (collectively, the “Company Warrants”) that are issued and outstanding immediately prior to the Effective Time, Parent shall issue a replacement warrant to each holder thereof providing that such replacement warrant shall be exercisable for a number of Parent Common Shares equal to the product of (x) the aggregate number of shares of Company Common Stock issuable in respect of such Company Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (the “Replacement Warrants”). Each Replacement Warrant shall contain appropriate provision such that the provisions of each Company Warrant (including the exercise period and the exercise price and provision for adjustment of the exercise price) shall thereafter be maintained in each such Replacement Warrant as nearly equivalent as may be practicable in relation to such Company Warrant. From and after the Effective Time, Parent shall comply with all of the terms and conditions set forth in each such Replacement Warrant, including the obligation to issue the Parent Common Shares contemplated thereby upon exercise thereof.

(e) Fractional Shares. No fraction of a Parent Common Share will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to receive a fraction of a Parent Common Share (after aggregating all fractional Parent Common Shares that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the closing trading price of the Parent Common Shares on the TSX Venture Exchange (the “TSXV”) or such other stock exchange where the Parent Common Shares principally trade on the second trading day immediately preceding the Closing Date (the “Parent Share Price”).

(f) Adjustments to Exchange Ratio. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.1), the Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Share or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Share or Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.

2.2 Exchange of Shares and Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall appoint an exchange agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Common Stock (the “Certificates”) and (ii) uncertificated shares of Company Common Stock (the “Uncertificated Shares”). As of the Effective Time, Parent shall deposit with the Exchange Agent the aggregate Merger Consideration to be paid in respect of the Certificates and Uncertificated Shares, including any shares of Company Common Stock issuable upon the vesting of any Company RSUs at the Effective Time (the “Exchange Fund”). Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Exchange Procedures. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Uncertificated Share, upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest shall be paid or accrued on any amount payable upon the surrender or transfer of any such Certificate or Uncertificated Share.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to a Parent Common Share with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or non-transferred Uncertificated Shares with respect to the right to receive Parent Common Shares represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.1(f), until (i) such Certificate has been surrendered, or (ii) such Uncertificated Share has, in each case, been transferred in accordance with this Article II. Subject to all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any federal, state, provincial, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (“Governmental Entity”) (all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, “Laws” or “Law”), following surrender of any such Certificate or transfer of Uncertificated Shares, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender and transfer, the number of whole Parent Common Shares issuable in exchange therefor pursuant to this Article II, together with any cash payable in lieu of a fractional Parent Common Share to which such holder is entitled pursuant to Section 2.1(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to the date of such surrender and a payment date subsequent to the date of such surrender payable with respect to such whole Parent Common Shares.

(e) No Further Ownership Rights in Company Common Stock. All Parent Common Shares issued upon the surrender for exchange of Certificates, or transfer of Uncertificated Shares, in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(f) or Section 2.2(d) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Uncertificated Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented or Uncertificated Shares are transferred to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Uncertificated Shares one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates or Uncertificated Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, and any dividends or distributions pursuant to Section 2.2(d).

(g) Escheat; No Liability. None of Parent, Merger Sub, Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Parent Common Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Uncertificated Shares shall not have been transferred immediately prior to the date on which any Parent Common Share, any cash in lieu of fractional Parent Common Shares or any dividends or distributions with respect to a Parent Common Share issuable in respect of such Certificate or Uncertificated Shares would escheat to or otherwise become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Uncertificated Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Company Common Stock, options or other securities or rights immediately prior to the Effective Time such amounts as Parent or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of federal, state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent and paid over to the applicable tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid. If any deduction or withholding is required as contemplated by this Section 2.2(h), then the parties shall take all reasonable steps to reduce the rate of withholding Tax as provided under relevant Tax Law and practice. The parties shall cooperate reasonably in completing and filing documents required under the provisions of any applicable Law in connection with reducing the rate of withholding Tax due under the laws of the relevant territory or relevant double tax treaties, or in connection with any claim to a refund of, or credit for, any required deduction or withholding. In the event that any consideration payable in Parent Common Shares pursuant to this Agreement is subject to tax withholding, Parent agrees that it shall withhold from such payment the minimum number of whole Parent Common Shares required to satisfy such tax withholding obligations at the minimum applicable withholding rates and remit the amount of such tax withholding to the applicable tax authority.

(i) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Parent Common Shares as may be required pursuant to Section 2.1(a), cash for fractional shares pursuant to Section 2.1(f) and any dividends or distributions payable pursuant to Section 2.2(d); provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent or the Exchange Agent in respect of the Certificate or Certificates alleged to have been lost, stolen or destroyed.

(j) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided, that no such investment or loss thereon shall affect the amounts payable to former shareholders of the Company after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to Parent.

2.3 Dissenting Shareholders.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that the applicable requirements of Section 1300(b) of the CCC have been satisfied, shares of Company Common Stock which were outstanding on the date for the determination of shareholders entitled to vote on the Merger and which were voted against the Merger and the holders of which have demanded that the Company purchase such shares at their fair market value in accordance with Section 1301 of the CCC and have submitted such shares for endorsement in accordance with Section 1302 of CCC and have not otherwise failed to perfect or shall not have effectively withdrawn or lost their rights to require such shares to be purchased for cash under the CCC (collectively, “Dissenting Shares”), shall not be converted into or represent the right to receive any Parent Common Shares pursuant to Section 2.1(a), but, instead, the holders thereof shall be entitled to have their shares purchased by Parent for cash at the fair market value of such Dissenting Shares as agreed upon or determined in accordance with the provisions of Section 1300 et seq. of the CCC.

(b) If any shareholder who holds Dissenting Shares as of the Effective Time effectively withdraws or loses (through passage of time, failure to demand or perfect, or otherwise) the right to demand and perfect dissenters’ rights under the CCC, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares that were Dissenting Shares shall automatically be converted into and represent only the right to receive the Merger Consideration pursuant to and subject to Section 2.1 without interest thereon upon surrender of the Certificates representing such holder’s shares.

(c) The Company shall give Parent (i) prompt written notice of any written demands for purchase of any shares of Company Common Stock pursuant to the exercise of dissenters’ rights, withdrawals of such demands, and any other instruments or notices served pursuant to the CCC on the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for purchase of any shares of Company Common Stock pursuant to the exercise of dissenters’ rights under the CCC. The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for purchase of any shares of Company Common Stock pursuant to the exercise of dissenters’ rights under the CCC, or settle or offer to settle any such demands.

ARTICLE III

Representations and Warranties of the Company

Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of the Company addressed to Parent, dated as of the date hereof and delivered to Parent with the parties’ execution of this Agreement (the “Company Disclosure Schedule”) specifically referencing a representation or warranty herein, the Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III (each of which exceptions and disclosures set forth in any section or subsection of the Company Disclosure Schedule will apply to any other section or subsection of the Company Disclosure Schedule to the extent the relevance to such other section or subsection is reasonably apparent from a reading of the text of such disclosure to a reader unfamiliar with the business of the Company and its Subsidiaries, taken as a whole) are true and correct on and as of the date hereof. For purposes of this Agreement, a document shall be deemed to have been “made available” by the Company to Parent if it is publicly available through the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”):

3.1 Corporate Organization.

(a) Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own or lease its properties, in each case as described in the SEC Filings. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not had and could not reasonably be expected to have a Material Adverse Effect.

As used in this Agreement, the terms “Material Adverse Change” or “Material Adverse Effect” mean, with respect to Parent or the Company, as the case may be, any change, effect, event, occurrence or state of facts that has or has had a material adverse effect (i) on the business, properties, financial condition or results of operations of such party and its subsidiaries, taken as a whole, provided, however, that a Material Adverse Effect/Material Adverse Change will be deemed not to include effects to the extent resulting from: (A) any change, after the date hereof, in Law, U.S. generally accepted accounting principles (“GAAP”) with respect to the Company, or International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) with respect to the Parent, or the accounting rules and regulations of the Securities and Exchange Commission (the “SEC”) or the Canadian Securities Commissions, (B) any change in the market price or trading volume of Parent Common Shares or Company Common Stock (it being understood that any change, effect, event, occurrence or state of facts that is an underlying cause of such change in price or trading volume shall not be excluded by virtue of this exception), (C) any change, effect, event, occurrence or state of facts exclusively relating to any acts of terrorism, sabotage, military action or war, (D) any change in or relating to the United States or Canadian economy or United States or Canadian financial, credit or securities markets in general, or (E) any change in or relating to the industry in which such party operates or the markets for any of such party’s products or services in general, which change in the case of clauses (D) and (E) does not affect such party to a materially disproportionate degree relative to other entities operating in such markets or industries or serving such markets, (F) the filing of any shareholder class action, derivative or similar litigation arising from an alleged breach of fiduciary duty or misrepresentation in public disclosure relating to this Agreement; provided, that the facts underlying such litigation may constitute a Material Adverse Effect or Material Adverse Change; or (ii) on the ability of such party to consummate the transactions contemplated by this Agreement in substantially the manner contemplated hereby.

As used in this Agreement, the term “Subsidiary” means with respect to any Person, any corporation, association, business entity, partnership, limited liability company or other Person of which such Person, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing at least fifty percent (50%) of the voting power of such

Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors or other members constituting a majority of the members of such Person’s board of directors, board of managers or other governing body.

3.2 Authorization. The Company has the corporate power and authority to enter into this Agreement and, subject only to the approval of the Merger by the holders of a majority of the shares of the Company Common Stock at the Company Shareholders Meeting (the “Company Shareholder Approval”), has taken all requisite action on its part, its officers, directors and shareholders necessary for (i) the authorization, execution and delivery of this Agreement and (ii) the authorization of the performance of all obligations of the Company hereunder. This Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

3.3 Capitalization. The Company has set forth on Schedule 3.3 a description of all duly and validly authorized capital stock. All of the issued and outstanding shares of the Company’s capital stock have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable Law and any rights of third parties. All of the issued and outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, were issued in full compliance with applicable state and federal securities Law and any rights of third parties and are owned by the Company, beneficially and of record, subject to no Lien. No Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company. There are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company or any of its Subsidiaries is or may be obligated to issue any equity securities of any kind and except as set forth in Schedule 3.3, neither the Company nor any of its Subsidiaries is currently in negotiations for the issuance of any equity securities of any kind. Except as described in the SEC Filings there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the security holders of the Company relating to the securities of the Company held by them. Except as described in the SEC Filings no Person has the right to require the Company to register any securities of the Company under the Securities Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person. No securities that are exchangeable or exercisable for, or convertible into, capital stock of the Company are outstanding, other than as set forth on Schedule 3.3 hereto.

Except as described in the SEC Filings, the Company does not have outstanding any shareholder purchase rights or “poison pill” or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events (a “Rights Plan”).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, claim, infringement, right of first refusal, preemptive right, community property right or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

3.4 Consents. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby require no consent of, action by or in respect of, or filing with, any Person, Governmental Entity or official other than filings that have been made pursuant to applicable state securities Laws and filings pursuant to applicable state and federal securities Laws which the Company undertakes to file within the applicable time periods, including the filing of the Proxy Statement with the SEC in accordance with the Exchange Act and such reports under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the other transactions contemplated by this Agreement.

3.5 Delivery of SEC Filings; Business. The Company has made available to Parent through the EDGAR system, true and complete copies of the Company’s most recent Annual Report on Form 10-K for the fiscal year ended July 1, 2013 (as amended prior to the date of this Agreement, the “10-K”), and all other reports filed by the Company pursuant to Sections 13(a), 13(e), 14 and 15(d) of the Exchange Act since the filing of the 10-K and during the twelve (12) months preceding the date of this Merger Agreement (collectively, the “SEC Filings”). The SEC Filings are the only filings required of the Company pursuant to the Exchange Act for such period. The Company and its Subsidiaries are engaged in all material respects only in the business described in the SEC Filings and the SEC Filings contain a complete and accurate description in all material respects of the business of the Company and its Subsidiaries, taken as a whole.

3.6 Absence of Certain Changes. Between July 1, 2013 and the date of this Agreement, except as described in the SEC Filings, there has not been with respect to the Company, any:

(a) Material Adverse Change or any change, event, circumstance, condition or effect that would reasonably be expected to result in a Material Adverse Change;

(b) amendment or change in the Company’s Charter Documents;

(c) incurrence, creation or assumption of (i) any Lien on any of its assets or properties (other than Permitted Liens) or (ii) any Liability as a guarantor or surety with respect to the obligations of any Person other than a Subsidiary of the Company;

“Permitted Liens” means (i) Liens disclosed on the Company balance sheet, (ii) Liens for Taxes that are (A) not yet due and payable as of the Closing Date or (B) being contested in good faith (and for which adequate accruals or reserves have been established on the Company balance sheet), and (iii) landlords’, mechanics’, carriers’, workmen’s, repairmen’s or other like liens or other similar encumbrances arising or incurred in the ordinary course of business consistent with past practice that, in the aggregate, do not materially impair the value or the present or intended use and operation of the assets to which they relate.

(d) material damage, destruction or loss of any property or asset, whether or not covered by insurance;

(e) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock;

(f) any material change with respect to its senior management or other key personnel;

(g) any actual or threatened material employee strikes, work stoppages, slowdowns or lockouts or, to the Knowledge of the Company, any labor union organization activity;

(h) making or entering into of any agreement with respect to any acquisition, sale or transfer of all or substantially all of the assets of the Company;

(i) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) or any revaluation of any of its assets;

(j) commencement of any action, suit, arbitration, mediation, proceeding, claim or investigation, or receipt notice of or, to the Knowledge of the Company, a threat of any action, suit, arbitration, mediation, proceeding, claim or investigation against a the Company relating to any of its business, properties or assets;

(k) any negotiation with respect to, or any entry into, any agreement to do any of the things described in the preceding clauses (a) - (j) (other than negotiations and agreements with the Company and its representatives regarding the transactions contemplated by this Agreement).

3.7 SEC Filings.

(a) At the time of filing thereof, each of the SEC Filings complied as to form in all material respects with the requirements of the Exchange Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each registration statement and any amendment thereto filed by the Company since January 1, 2011 pursuant to the Securities Act and the rules and regulations thereunder, as of the date such statement or amendment became effective, complied as to form in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading; and each prospectus filed pursuant to Rule 424(b) under the Securities Act, as of its issue date and as of the closing of any sale of securities pursuant thereto did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.8 No Conflict, Breach, Violation or Default. The execution, delivery and performance of this Agreement by the Company will not (a) conflict with or result in a breach or violation of (i) any of the terms and provisions of, or constitute a default under the Company Organizational Documents, or (ii) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, any of its Subsidiaries or any of their respective assets or properties, or (b) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material contract, except in the case of clauses (a)(i) and (b) above, such as could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

3.9 Tax Matters. The Company and each of its Subsidiaries have prepared and filed (or filed applicable extensions therefor) all returns, declarations, reports, claims for refund, information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (the “Tax Returns”) required to have been filed by the Company or any such Subsidiary with all Governmental Authorities and paid all Taxes shown thereon or otherwise due for payment, other than any such Taxes which the Company or any Subsidiary are contesting in good faith and for which adequate reserves have been provided and reflected in the Company’s financial statements included in the SEC Filings. The charges, accruals and reserves on the books of the Company in respect of Taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any basis for the assessment of any additional Taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except for any assessment which is not material to the Company and its Subsidiaries, taken as a whole. All Taxes and other assessments and levies that the Company or any of its Subsidiaries is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper Governmental Authorities or third party when due, other than any such Taxes which the Company or any of its Subsidiaries are contesting in good faith and for which adequate reserves have been provided and reflected in the Company’s financial statements included in the SEC Filings. There are no Tax liens or claims pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries or any of their respective assets or property. Except as described in the SEC Filings, there are no outstanding Tax sharing agreements or other such arrangements between the Company and any of its Subsidiaries, on the one hand, and any other corporation or entity, on the other hand. The Company has not taken any other action or knows of any other fact relating to the Merger that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

3.10 Title to Properties. Except as disclosed in the SEC Filings, the Company and each of its Subsidiaries have good and marketable title to all real properties and all other properties and assets owned by it, in each case free from Liens that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the SEC Filings, the Company and each of its Subsidiaries holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them. Such assets are sufficient for the continued operation of the business of the Company as currently conducted.

3.11 Certificates, Authorities and Permits. The Company and each of its Subsidiaries possess adequate certificates, authorities or permits issued by appropriate Governmental Authorities necessary to conduct the business now operated by it, except to the extent failure to possess such certificates, authorities or permits could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or such Subsidiary, could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

3.12 Labor Matters.

(a) Except as set forth in the SEC Filings, the Company is not a party to or bound by any collective bargaining agreements or other agreements with labor organizations. The Company has not violated in any material respect any Laws, regulations, orders or contract terms, affecting the collective bargaining rights of employees, labor organizations or any Laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees’ health, safety, welfare, wages and hours.

(b) (i) There are no labor disputes existing, or to the Company’s Knowledge, threatened, involving strikes, slow-downs, work stoppages, job actions, disputes, lockouts or any other disruptions of or by the Company’s employees, (ii) there are no unfair labor practices or petitions for election pending or, to the Company’s Knowledge, threatened before the National Labor Relations Board or any other federal, state or local labor commission relating to the Company’s employees, (iii) no demand for recognition or certification heretofore made by any labor organization or group of employees is pending with respect to the Company and (iv) to the Company’s Knowledge, the Company enjoys good labor and employee relations with its employees and labor organizations.

(c) The Company is, and at all times has been, in compliance with all applicable Laws respecting employment (including Laws relating to classification of employees and independent contractors) and employment practices, terms and conditions of employment, wages and hours, and immigration and naturalization, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. There are no claims pending against the Company before the Equal Employment Opportunity Commission or any other administrative body or in any court asserting any violation of Title VII of the Civil Rights Act of 1964, the Age Discrimination Act of 1967, 42 U.S.C. §§ 1981 or 1983 or any other federal, state or local Law, statute or ordinance barring discrimination in employment.

(d) To the Company’s Knowledge, the Company has no liability for the improper classification by the Company of its employees as independent contractors or leased employees prior to the date of this Agreement.

3.13 Intellectual Property. The Company and its Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted and as described in the SEC Filings, except where the failure to own, license or have such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate. Except as described in the SEC Filings, (i) to the Company’s Knowledge, there are no third parties who have or will be able to establish rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Company or where such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate; (ii) there is no pending or, to the Company’s Knowledge, threat of any, action, suit, proceeding or claim by others challenging the Company or any of its Subsidiaries’ rights in or to, or the validity, enforceability, or scope of, any Intellectual Property owned by or licensed to the Company or any of its Subsidiaries or claiming that the use of any Intellectual Property by the Company or any Subsidiary in their respective businesses as currently conducted infringes, violates or otherwise conflicts with the intellectual property rights of any third party; and (iii) to the Company’s Knowledge, the use by the Company or any of its Subsidiaries of any Intellectual Property by the Company or any of its Subsidiaries in their respective businesses as currently conducted does not infringe, violate or otherwise conflict with the intellectual property rights of any third party.

As used in this Agreement, the term “Intellectual Property” means all the United States and foreign intellectual property and other proprietary rights, arising under statutory, common, or other law and whether or not perfected, owned by or licensed to the Company or its Subsidiaries or Parent or its Subsidiaries, as applicable, including (a) registered and unregistered trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, social media accounts and names, logos, symbols, trade dress, industrial designs, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for all of the foregoing, and all goodwill associated therewith and symbolized thereby, including all extensions, modifications and renewals of same; (b) patents, patent applications, patent disclosures and inventions and discoveries which may be patentable and improvements thereto, industrial designs, invention disclosures, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom and like statutory rights related to the foregoing (collectively, “Patents”); (c) know-how or other trade secrets, whether or not reduced to practice, including processes, schematics, databases, formulae, drawings, prototypes, models and designs (collectively, “Trade Secrets”); (d) published and unpublished works of authorship (including computer software, mask works and databases) whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); and (e) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source or object code form, user interfaces, databases and compilations, including any and all data and collections of data, and all manuals and other specifications and Documentation and all know-how relating thereto (including all computer programs, object code, source code, user interface, and databases and all rights under Patents, Trade Secrets and Copyrights embodied therein).

3.14 Environmental Matters. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is in violation of any Environmental Laws, owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Company’s Knowledge, threatened investigation that might lead to such a claim.

“Environmental Law” means any supranational, international, national (of any jurisdiction), federal, provincial, state or local statute, law, regulation, guideline, rule, standard or other legal requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

“Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is currently regulated by an Environmental Law or that is otherwise a danger to health, reproduction or the environment.

3.15 Litigation. There are no pending actions, suits or proceedings against or affecting the Company, any of its Subsidiaries or any of its or their properties; and to the Company’s Knowledge, no such actions, suits or proceedings are threatened, except (i) as described in the SEC Filings or (ii) any such proceeding, which if resolved adversely to the Company or any of its Subsidiaries, could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. Neither the Company nor any of its Subsidiaries, nor any director or officer thereof, is or since January 1, 2005 has been the subject of any action involving a claim of violation of or liability under federal or state securities Laws or a claim of breach of fiduciary duty. There has not been, and to the Company’s Knowledge, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Securities Act or the Exchange Act.

3.16 Financial Statements. The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with GAAP (except as may be disclosed therein or in the notes thereto, and, in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act). Except as set forth in the SEC Filings, neither the Company nor any of its Subsidiaries has incurred any Liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

3.17 Insurance Coverage. The Company and each of its Subsidiaries maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company and its Subsidiaries.

3.18 Compliance with Nasdaq Continued Listing Requirements. Except as disclosed in the SEC Filings, (a) the Company is in compliance with applicable NASDAQ Capital Market (the “NASDAQ”) continued listing requirements, (b) there are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued listing of the Company Common Stock on NASDAQ, and (c) the Company has not received any currently pending notice of the delisting of the Company Common Stock from NASDAQ.

3.19 Brokers and Finders. Except for fees and expenses of Roth Capital Partners, LLC and of the Company’s legal counsel and independent auditors, no Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or any of its Subsidiaries for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company.

3.20 Opinion of Financial Advisor. The Company has received the opinion of its financial advisor, Roth Capital Partners, LLC, as of the date of this Agreement, to the effect that subject to the limitations set forth in the opinion, as of such date, the per share consideration to be received by the shareholders of the Company (other than shareholders of the Company that are also shareholders of Parent (or holders of securities exercisable or convertible into Parent Common Shares)) pursuant to this Agreement is fair, from a financial point of view, to such holders.

3.21 Questionable Payments. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of their respective current or former shareholders, directors, officers, employees, agents or other Persons acting on behalf of the Company or any of its Subsidiaries, has on behalf of the Company or any of its Subsidiaries or in connection with their respective businesses: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) made any false or fictitious entries on the books and records of the Company or any of its Subsidiaries; or (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.22 Board Approval. The Board of Directors of the Company, by resolutions duly adopted by a vote at a meeting duly called and held of all directors of the Company present at the meeting (except for such directors as recused themselves from the vote due to an interest in the transaction) and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company’s shareholders, (ii) directed that the Merger be submitted to the Company’s shareholders for approval, and (iii) resolved to recommend that the Company’s shareholders approve the Merger pursuant to and in accordance with this Agreement and directed that such matter be submitted for consideration of the shareholders of the Company at the Company Shareholders’ Meeting.

3.23 Proxy Statement. The Proxy Statement will comply in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC, on the date first published, sent or given to the Company’s shareholders and at the time of the Company Shareholders’ Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to any information provided in writing by or on behalf of the Parent for inclusion in the Proxy Statement.

3.24 Internal Controls. The Company is in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 currently applicable to the Company. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s most recently filed periodic report under the Exchange Act, as the case may be, is being prepared. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of December 31, 2013 (such date, the “Evaluation Date”) and concluded that such controls and procedures are effective to ensure that material information relating to the Company, including its Subsidiaries, is made known to certifying officers in a timely, accurate and complete manner. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 308 of Regulation S-K) or, to the Company’s Knowledge, in other factors that could significantly affect the Company’s internal controls. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the Exchange Act.

3.25 Related Party Transactions. Except as disclosed in the SEC Filings, the Company has not, and, to the Knowledge of the Company, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the Knowledge of the Company, any member of their immediate families (i) acquired or have the use of property for proceeds greater than the fair market value thereof, (ii) received services or have the use of property for consideration other than the fair market value thereof, or (iii) received interest or any other amount other than at a fair market value rate from any person with whom it does not deal at arm’s length within the meaning of applicable taxation acts. Except as disclosed in the SEC Filings, the Company has not, and, to the Knowledge of

the Company, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the Knowledge of the Company, any member of their immediate families (i) disposed of the property for proceeds less than the fair market value thereof, (ii) performed services for consideration other than the fair market value thereof or (iii) paid interest or any other amount other than at a fair market value rate to any person with whom it does not deal at arm’s length within the meaning of applicable acts. Except as disclosed in the SEC Filings, to the Knowledge of the Company, none of the officers, directors and employees of any the Company, no shareholder of the Company and no immediate family member of an officer, director, employee or such beneficial owner, has a direct ownership interest of more than five percent (5%) of the equity ownership of any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Company.

3.26 Investment Company. The Company is not required to be registered as, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.27 Compliance with Laws. The Company and each of its Subsidiaries is in compliance in all material respects with all requirements imposed by Law, regulation or rule, whether foreign, federal, state or local, that are applicable to it, its operations, or its properties and assets, including applicable requirements of the Foreign Corrupt Practices Act of 1977 (FCPA) (15 U.S.C. § 78dd-1, et seq.).

3.28 No Other Representations or Warranties. Parent hereby acknowledges and agrees that neither the Company nor any of its Subsidiaries has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article III.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of Parent addressed to the Company, dated as of the date hereof and delivered to the Company with the parties’ execution of this Agreement (the “Parent Disclosure Schedule”) specifically referencing a representation or warranty herein, Parent represents and warrants to the Company that the statements contained in this Article IV (each of which exceptions and disclosures set forth in any section or subsection of the Parent Disclosure Schedule will apply to any other section or subsection of the Parent Disclosure Schedule to the extent the relevance to such other section or subsection is reasonably apparent from a reading of the text of such disclosure to a reader unfamiliar with the business of Parent and its Subsidiaries, taken as a whole) are true and correct on and as of the date hereof. For purposes of this Agreement, a document shall be deemed to have been “made available” by Parent to the Company if it is publicly available under the profile of Parent on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

4.1 Organization, Good Standing and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the Province of Ontario. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Merger Sub has not engaged and will not engage in any activities other than in connection with or as contemplated by this Agreement and the transactions contemplated hereby. Parent and Merger Sub have the corporate power and authority, and all authorizations, licenses, permits and certifications, to own, lease and operate all of their properties and assets and to carry on their business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

4.2 Authorization. Each of Parent and Merger Sub has the corporate power and authority to enter into this Agreement and has taken all requisite action on its part, its officers, directors and shareholders necessary for (i) the authorization, execution and delivery of this Agreement, (ii) the authorization of the performance of all obligations of Parent and Merger Sub hereunder and (iii) the authorization, issuance and delivery of the Parent Common Shares. No approval from any security holders of Parent, including the holders of shares of Parent

Common Shares, is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The Parent Common Shares issuable pursuant to this Agreement have been reserved for issuance by the Parent Board of Directors. This Agreement constitutes the legal, valid and binding obligations of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

4.3 Capitalization. The Parent has set forth on Schedule 4.3 a description of all duly and validly authorized capital stock. All of the issued and outstanding Parent Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, are not subject to any shareholders’ agreement, and were issued in full compliance with applicable Law and any rights of third parties. Except as described in the Parent Filings, all of the issued and outstanding common shares of each Subsidiary of Parent have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, are not subject to any shareholders’ agreement, were issued in full compliance with applicable federal, state or provincial securities Laws and any rights of third parties and are owned by Parent, beneficially and of record, subject to no Lien. Except as described in the Parent Filings, no Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of Parent. Except as described in the Parent Filings, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which Parent or any of its Subsidiaries is or may be obligated to issue any equity securities of any kind and except as contemplated by this Agreement neither Parent nor any of its Subsidiaries is currently in negotiations for the issuance of any equity securities of any kind, except in connection with a bought deal offering of securities resulting in minimum proceeds of CDN$10,000,000 which shall be commenced on the date hereof pursuant to the commitment letter provided by Parent to the Company. Except as described in the Parent Filings, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among Parent and any of the security holders of Parent relating to the securities of Parent held by them. Except as described in the Parent Filings, no Person has the right to require Parent to register any securities of Parent under the Securities Act or file any prospectus or qualify any securities of Parent for sale to the public under Canadian Securities Laws or any other provincial securities Laws, whether on a demand basis or in connection with any registration of securities of Parent or filing of a prospectus or qualification of any securities of Parent for sale to the public, for its own account or for the account of any other Person.

Except as described in the Parent Filings, the consummation of the Merger will not obligate Parent to issue shares of Parent Common Shares or other securities to any other Person and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

Except as described in the Parent Filings, Parent does not have outstanding any Rights Plan.

4.4 Valid Issuance. Upon the issuance of the Parent Common Shares pursuant to this Agreement, the shares constituting such Parent Common Shares will be validly issued, fully paid and nonassessable, and shall be free and clear of all Liens (other than any Liens created by applicable Law or the holders of such Parent Common Shares).

4.5 Consents. The execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby require no consent of, action by or in respect of, or filing with, any Governmental Entity, agency, or official except for:

(i) the registration statement on Form F-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Shares in the Merger (including any amendments or supplements, the “Form F-4”);

(ii) the filing of a Form 5C – Transaction Summary Form with the TSXV and the conditional and final acceptance of the TSXV in respect of the transactions contemplated by this Agreement, and the approval for listing on the TSXV of the Parent Common Shares issuable pursuant to this Agreement and Parent Common Shares issuable to Cyrus Capital Partners, L.P. pursuant to Section 6.19;

(iii) the filing of a Supplemental Listing Application with the NASDAQ, if applicable, in connection with the Parent Share Issuance;

(iv) the filing with the SEC of such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act and communications under Rules 165 and 425 under the Securities Act, in each case, as may be required in connection with this Agreement and the transactions contemplated hereby;

(v) the filing of the California Merger Agreement with the CA Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business;

(vi) the filing of any Hart –Scott-Rodino Antitrust Improvement Act of 1976 (the “HSR Act”) filing, if applicable; and

(vii) filings, if any, required by state securities Laws or other “blue sky” laws.

Parent reported no net sales (as such term is defined in 16 C.F.R. § 801.11 and interpreted by the Premerger Notification Office) on its last regularly prepared annual statement of income and expense, and Buyer’s total assets (as such term is defined in 16 C.F.R. § 801.11 and interpreted by the Premerger Notification Office) as stated on its last regularly prepared balance sheet are less than U.S. $15.2 million.

4.6 Delivery of Parent Filings; Business. Parent has timely filed all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, including all reports, schedules, registration statements or other documents that it was required to file since January 1, 2012 with the TSXV, OTCQX, the Ontario Securities Commission, the Alberta Securities Commission or the British Columbia Securities Commission (collectively, the “Canadian Securities Commissions”), or with other Governmental Authorities or pursuant to applicable federal, state or provincial securities Laws (the “Parent Filings”), and has paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. No publicly available final registration statement, prospectus, report, form, schedule, release or proxy material (including any financial statements or schedules included or incorporated by reference therein) filed since January 1, 2014 and prior to the close of business on the date hereof (the “Parent Measurement Date”) by Parent with the Canadian Securities Commissions or pursuant to the applicable securities Laws of each of the provinces of Ontario, Alberta and British Columbia and the respective regulations and rules made thereunder , including the regulations and rules of the TSXV, together with all applicable published policy statements, notices, blanket orders and rulings and all discretionary orders or rulings, if any, of the Canadian Securities Commissions and the TSXV (collectively, “Canadian Securities Laws”) (collectively, the “Parent Securities Documents”), as of their respective dates or, if amended or superseded prior to the date of this Agreement, as of the date of such amendment or applicable subsequent filing, contained a misrepresentation (as defined under Canadian Securities Laws). As of their respective filing dates, or if amended or superseded prior to the date of this Agreement, as of the date of the last such amendment or applicable subsequent filing, all Parent Securities Documents complied as to form in all material respects with the applicable requirements of Canadian Securities Laws. Parent and its Subsidiaries are engaged in all material respects only in the business described in the Parent Filings and the Parent Filings contain a complete and accurate description in all material respects of the business of Parent and its Subsidiaries, taken as a whole. Parent has not filed any confidential material change report with any Canadian Securities Commissions which as of the date hereof remains confidential.

4.7 Absence of Certain Changes. Between December 31, 2013 and the date of this Agreement, except as described in the Parent Filings, there has not been with respect to Parent, any:

(a) Material Adverse Change or any change, event, circumstance, condition or effect that would reasonably be expected to result in a Material Adverse Change;

(b) amendment or change in the Articles of Incorporation or in the Bylaws of Parent;

(c) incurrence, creation or assumption of (i) any Lien on any of its assets or properties (other than Permitted Liens) or (ii) any Liability as a guarantor or surety with respect to the obligations of any Person other than a Subsidiary of Parent;

(d) material damage, destruction or loss of any property or asset, whether or not covered by insurance;

(e) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its securities;

(f) any material change with respect to its senior management or other key personnel;

(g) any actual or threatened material employee strikes, work stoppages, slowdowns or lockouts or, to the Knowledge of Parent, any labor union organization activity;

(h) making or entering into of any agreement with respect to any acquisition, sale or transfer of all or substantially all of the assets of Parent;

(i) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) or any revaluation of any of its assets;

(j) commencement of any action, suit, arbitration, mediation, proceeding, claim or investigation, or receipt notice of or, to the Knowledge of Parent, a threat of any action, suit, arbitration, mediation, proceeding, claim or investigation against a Parent relating to any of its business, properties or assets;

(k) any negotiation with respect to, or any entry into, any agreement to do any of the things described in the preceding clauses (a) - (j) (other than negotiations and agreements with Parent and its representatives regarding the transactions contemplated by this Agreement).

4.8 No Conflict, Breach, Violation or Default. The execution, delivery and performance of this Agreement by Parent will not (a) conflict with or result in a breach or violation of (i) any of the terms and provisions of, or constitute a default under the Articles of Incorporation or the Bylaws of Parent, or (ii) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over Parent, any of its Subsidiaries or any of their respective assets or properties, or (b) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material contract, except in the case of clauses (a)(i) and (b) above, such as could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

4.9 Tax Matters. Parent and each of its Subsidiaries have prepared and filed (or filed applicable extensions therefor) all Tax Returns required to have been filed by Parent or any such Subsidiary with all appropriate Governmental Authorities and paid all Taxes shown thereon or otherwise due for payment, other than any such Taxes which Parent or any Subsidiary are contesting in good faith and for which adequate reserves have been provided and reflected in Parent’s financial statements included in the Parent Filings. The charges, accruals and reserves on the books of Parent in respect of Taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against Parent or any of its Subsidiaries nor, to Parent’s Knowledge, any basis for the assessment of any additional Taxes, penalties or interest for any fiscal period or audits by any federal, state, provincial, local or foreign taxing authority except for any assessment which is not material to Parent and its Subsidiaries, taken as a whole. All Taxes and other assessments and levies that Parent or any of its Subsidiaries is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper Governmental Authority or third party when due, other than any such Taxes which Parent or any of its Subsidiaries are contesting in good faith and for which adequate reserves have been provided and reflected in Parent’s financial statements included in the Parent Filings. There are no Tax liens or claims pending or, to Parent’s Knowledge, threatened in writing against Parent or any of its Subsidiaries or any of their respective assets or property. Except as described in the Parent Filings, there are no outstanding Tax sharing agreements or other such arrangements between Parent and any of its Subsidiaries, on the one hand, and any other corporation or entity, on the other hand. Parent has not taken any other action or knows of any other fact relating to the Merger that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

4.10 Title to Properties. Except as disclosed in the Parent Filings, Parent and each of its Subsidiaries have good and marketable title to all real properties and all other properties and assets owned by it, in each case free from Liens that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the Parent Filings, Parent and each of its Subsidiaries holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them. Such assets are sufficient for the continued operation of the business of Parent as currently conducted.

4.11 Certificates, Authorities and Permits. Parent and each of its Subsidiaries possess adequate certificates, authorities or permits issued by appropriate Governmental Authorities necessary to conduct the business now operated by it, except to the extent failure to possess such certificates, authorities or permits could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, and neither Parent nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to Parent or such Subsidiary, could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

4.12 Labor Matters.

(a) Except as set forth in the Parent Filings, Parent is not a party to or bound by any collective bargaining agreements or other agreements with labor organizations. Parent has not violated in any material respect any Laws, regulations, orders or contract terms, affecting the collective bargaining rights of employees, labor organizations or any Laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees’ health, safety, welfare, wages and hours.

(b) (i) There are no labor disputes existing, or to Parent’s Knowledge, threatened, involving strikes, slow-downs, work stoppages, job actions, disputes, lockouts or any other disruptions of or by Parent’s employees, (ii) there are no unfair labor practices or petitions for election pending or, to Parent’s Knowledge, threatened before any other federal, state, provincial or local labor commission relating to Parent’s employees, (iii) no demand for recognition or certification heretofore made by any labor organization or group of employees is pending with respect to Parent and (iv) to Parent’s Knowledge, Parent enjoys good labor and employee relations with its employees and labor organizations.

(c) Parent is, and at all times has been, in compliance with all applicable Laws respecting employment (including Laws relating to classification of employees and independent contractors) and employment practices, terms and conditions of employment, wages and hours, and immigration and naturalization, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. There are no claims pending against Parent before any federal, state, provincial or local Law, statute or ordinance barring discrimination in employment.

(d) To Parent’s Knowledge, Parent has no liability for the improper classification by Parent of its employees as independent contractors or leased employees prior to the date of this Agreement.

4.13 Intellectual Property. Parent and its Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property necessary for the conduct of the business of Parent and its Subsidiaries as currently conducted and as described in the Parent Filings, except where the failure to own, license or have such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate. Except as described in the Parent Filings, (i) to Parent’s Knowledge, there are no third parties who have or will be able to establish rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to Parent or where such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate; (ii) there is no pending or, to Parent’s Knowledge, threat of any, action, suit, proceeding or claim by others challenging Parent or any of its Subsidiaries’ rights in or to, or the validity, enforceability, or scope of, any Intellectual Property owned by or licensed to Parent or any of its Subsidiaries or claiming that the use of any Intellectual Property by Parent or any Subsidiary in their respective businesses as currently conducted infringes, violates or otherwise conflicts with the intellectual property rights of any third party; and (iii) to Parent’s Knowledge, the use by Parent or any of its Subsidiaries of any Intellectual Property by Parent or any of its Subsidiaries in their respective businesses as currently conducted does not infringe, violate or otherwise conflict with the intellectual property rights of any third party.

4.14 Environmental Matters. To Parent’s Knowledge, neither Parent nor any of its Subsidiaries is in violation of any Environmental Laws, owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to Parent’s Knowledge, threatened investigation that might lead to such a claim.

4.15 Litigation. There are no pending actions, suits or proceedings against or affecting Parent, any of its Subsidiaries or any of its or their properties; and to Parent’s Knowledge, no such actions, suits or proceedings are threatened, except (i) as described in the Parent Filings or (ii) any such proceeding, which if resolved adversely to Parent or any of its Subsidiaries, could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. Neither Parent nor any of its Subsidiaries, nor any director or officer thereof, is or since January 1, 2013 has been the subject of any action involving a claim of violation of or liability under Canadian Securities Laws or federal, state or provincial securities Laws or a claim of breach of fiduciary duty. There has not been, and to Parent’s Knowledge, there is not pending or contemplated, any investigation by any Canadian Securities Commission or the SEC involving Parent or any current or former director or officer of Parent. No Canadian Securities Commission nor the SEC has issued any stop order or other order suspending the effectiveness of any prospectus or registration statement filed by Parent or any Subsidiary. Parent is a reporting issuer in the provinces of Ontario, Alberta and British Columbia and is not a reporting issuer in default under Canadian Securities Laws.

4.16 Financial Statements. The audited financial statements and unaudited interim financial statements of Parent included or incorporated by reference in the Parent Securities Documents, as of their respective dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, comply as to form with the then applicable accounting requirements and applicable Canadian Securities Laws and the rules and regulations of the SEC (if applicable) with respect thereto, were prepared in accordance with IFRS applied on a consistent basis, and fairly present, in all material respects, the financial position of Parent as of the dates thereof and its results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments, none of which have been and are reasonably likely to be material to Parent). The financial statements of Parent included in each publicly available final registration statement, prospectus, report, form, schedule, release or proxy material to be filed with the SEC (if applicable) or the Canadian Securities Commissions pursuant to applicable Canadian Securities Laws or federal or state securities Laws after the date hereof until the Effective Time will comply, as of their respective dates of filing with the SEC (if applicable) or the Canadian Securities

Commissions, as the case may be, in all material respects with accounting requirements and the published rules and regulations of the SEC (if applicable) or the Canadian Securities Commissions, as applicable with respect thereto, will be prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and will fairly present the financial position of Parent as of the dates thereof and the results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not, individually or in the aggregate, expected to be material). Except as reflected or reserved against in the balance sheet of Parent dated December 31, 2013 filed by Parent with the Canadian Securities Commission (including the notes thereto, the “Parent Balance Sheet”), Parent does not have any liabilities (absolute, accrued, contingent or otherwise) which are required by IFRS to be set forth on a balance sheet of Parent or in the notes thereto, other than liabilities and obligations incurred since December 31, 2013 in the ordinary course of business which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

4.17 Insurance Coverage. Parent and each of its Subsidiaries maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by Parent and its Subsidiaries.

4.18 Compliance with Continued Listing Requirements. Except as disclosed in the Parent Filings, (a) Parent is in compliance with applicable TSXV and OTCQX listing requirements, (b) there are no proceedings pending or, to Parent’s Knowledge, threatened against Parent relating to the continued listing of shares of Parent Common Shares on TSXV or OTCQX, and (c) Parent has not received any currently pending notice of the delisting of Parent Common Shares from TSXV or OTCQX.

4.19 Brokers and Finders. Except for fees and expenses of Cormark Securities Inc. and of Parent’s legal counsel and independent auditors, no Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon Parent or any of its Subsidiaries for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of Parent.

4.20 Opinion of Financial Advisor. Parent has received the opinion of its financial advisor, Cormark Securities Inc., as of the date of this Agreement, to the effect that subject to the limitations set forth in the opinion, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of the Parent Common Shares.

4.21 Questionable Payments. Neither Parent nor any of its Subsidiaries nor, to Parent’s Knowledge, any of their respective current or former shareholders, directors, officers, employees, agents or other Persons acting on behalf of Parent or any of its Subsidiaries, has on behalf of Parent or any of its Subsidiaries or in connection with their respective businesses: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) made any false or fictitious entries on the books and records of Parent or any of its Subsidiaries; or (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.22 Form F-4. The Form F-4 will comply in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC, and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to any information provided in writing by or on behalf of the Company for inclusion in the Form F-4.

4.23 Internal Controls. Parent has established and maintains disclosure controls and procedures (as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance that: (i) material information relating to Parent is made known to Parent’s management, including its chief financial officer and chief executive officer, particularly during the periods in which Parent’s interim filings and annual filings (as such terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) are being prepared; and (ii) information required to be disclosed by Parent in such annual or interim filings or other reports filed or submitted by it under Canadian Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Canadian Securities Laws. Parent has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To the knowledge of Parent, none of Parent, any of its Subsidiaries or any director, officer, employee, auditor, accountant or other representative of Parent or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

4.24 Related Party Transactions. Except as disclosed in the Parent Filings, Parent has not, and, to the Knowledge of Parent, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the Knowledge of Parent, any member of their immediate families (i) acquired or have the use of property for proceeds greater than the fair market value thereof, (ii) received services or have the use of property for consideration other than the fair market value thereof, or (iii) received interest or any other amount other than at a fair market value rate from any person with whom it does not deal at arm’s length within the meaning of applicable taxation acts. Except as disclosed in the Parent Filings, Parent has not, and, to the Knowledge of Parent, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the Knowledge of Parent, any member of their immediate families (i) disposed of the property for proceeds less than the fair market value thereof, (ii) performed services for consideration other than the fair market value thereof or (iii) paid interest or any other amount other than at a fair market value rate to any person with whom it does not deal at arm’s length within the meaning of applicable acts. Except as disclosed in the Parent Filings, to the Knowledge of Parent, none of the officers, directors and employees of Parent, no shareholder of Parent and no immediate family member of an officer, director, employee or such beneficial owner, has a direct ownership interest of more than ten percent (10%) of the equity ownership of any firm or corporation that competes with, or does business with, or has any contractual arrangement with, Parent.

4.25 Investment Company. Parent is not required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.26 Compliance with Laws. Parent and each of its Subsidiaries is in compliance in all material respects with all requirements imposed by Law, regulation or rule, whether foreign, federal, state, provincial or local, that are applicable to it, its operations, or its properties and assets, including applicable requirements of the Corruption of Foreign Public Officials Act (Canada).

4.27 No Other Representations or Warranties. The Company hereby acknowledges and agrees that neither Parent nor any of its Subsidiaries has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article IV.

ARTICLE V

Covenants Relating to Conduct of Business

5.1 Conduct of Business of the Company.

(a) Ordinary Course. Except as otherwise expressly required by, or provided for, in this Agreement, as set forth in Schedule 5.1(a) of the Company Disclosure Schedule or as consented to by Parent in writing, during the period from the date of this Agreement to the Effective Time, the Company shall and shall cause its Subsidiaries to:

(i) carry on its business in the ordinary course of its business consistent with past practice in accordance with applicable Laws and maintain its existence in good standing under applicable Law.

(ii) (A) use commercially reasonable efforts to preserve its business organization and goodwill, keep available the services of its officers, employees and consultants and maintain reasonably satisfactory relationships with vendors, customers and others having business relationships with it, and (B) unless prohibited by Law, notify Parent of any Governmental Authority or third party complaint, investigations or hearings (or communications indicating that the same may be contemplated) if such complaint, investigation or hearing would have a Material Adverse Effect on the Company or Parent.

(b) Required Consent. Except as otherwise expressly approved in writing by Parent, as expressly contemplated or specifically permitted by this Agreement or as set forth in Schedule 5.1(b) of the Company Disclosure Schedule, and without limiting the generality of the foregoing, from the date hereof until the Effective Time or the date, if any, on which this Agreement is terminated:

(i) The Company and its Subsidiaries shall not adopt any change in the Company Organizational Documents;

(ii) The Company and its Subsidiaries shall not acquire or agree to acquire or lease (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets other than assets that are used in the ordinary course of business consistent with past practice;

(iii) The Company and its Subsidiaries shall not sell, lease, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any material properties or assets, or stock or other ownership interests in any of its properties other than (i) in the ordinary course of business substantially consistent with past practice, (ii) any Permitted Liens and (iii) the Company shall be entitled to sell, transfer or otherwise dispose of the Parent Common Shares held by the Company as of the date of this Agreement either (A) in such manner and in such forms as shall be mutually agreed by Parent and the Company (with Parent’s agreement not to be unreasonably withheld) regarding the manner and form of any such sale or (B) if the parties have not mutually agreed upon a proposed transaction in accordance with clause (A) above, Company may on any given trading day, sell in open market sales, which sales in the aggregate on any given day shall not exceed 10% of the average daily trading volume of the Parent Common Shares on the TSXV for the 30 trading days ending on the trading day immediately preceding such date (and the Company shall not solicit any such sale, transfer or other disposition that is not an open market sale other than through, and shall direct any unsolicited offers to purchase Parent Common Shares to, either Cormark Securities or Jacobs Securities, unless otherwise agreed by Parent in writing);

(iv) The Company and its Subsidiaries shall not declare, set aside, or pay any dividends or make any distributions on shares of its capital stock;

(v) Except for issuances consistent with this Agreement, the Company and its Subsidiaries shall not (i) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any capital stock of the Company or its Subsidiaries, or any security convertible into or exercisable for either of the foregoing, other than the issuance of shares upon the exercise or vesting and delivery of Company Options, Company SARs, Company Warrants or Company RSUs that have been granted prior to the date of this Agreement, (ii) split, combine or reclassify any capital stock of the Company or its Subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or its Subsidiaries or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(vi) The Company and its Subsidiaries shall not enter into any contract or agreement that limits or otherwise restrains the Company or its Subsidiaries from competing in or conducting any line of business or engaging in business in any significant geographic area;

(vii) Other than as approved by the Parent, the Company and its Subsidiaries shall not (i) incur any indebtedness for borrowed money or guarantee any indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial condition of another Person, except for borrowings under its existing line of credit or under its other existing debt arrangements for working capital purposes, indebtedness under any material contract, and, for the avoidance of doubt, trade, revolving corporate card accounts and other similar credit in the ordinary course of business, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person in which the Company or its Subsidiaries does not hold directly or indirectly all of the outstanding equity interests;

(viii) Except as set forth in the Company Disclosure Schedule and except as may be required by applicable Law or existing contractual obligations, the Company and its Subsidiaries shall not (i) materially increase the compensation payable or to become payable to any of its officers, directors or employees (except, with respect to non-executive officer employees, annual merit increases in the ordinary course of business) (ii) grant any severance or termination pay to any officers or directors, (iii) enter into or materially modify or amend any employment, severance or consulting agreement with any of its shareholders or any of its directors or officers or (iv) establish, adopt, enter into or amend in any material respect, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any of its directors or officers;

(ix) except as may be required as a result of a change in applicable Law or in GAAP or a change in order to comply with SEC requirements, the Company or its Subsidiaries shall not change in any material respect any of its accounting or Tax accounting policies or its procedures;

(x) Company and its Subsidiaries shall use its commercially reasonable efforts to ensure that it keeps in force its material insurance policies (or substantial equivalents thereof);

(xi) The Company and its Subsidiaries shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(xii) The Company and its Subsidiaries shall not engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of its affiliates, including any transactions, agreements, arrangements or understandings with any affiliate or other Person covered under Item 404 of Regulation S-K under the Securities Act, that would be required to be disclosed under Item 404;

(xiii) The Company and its Subsidiaries shall not effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company;

(xiv) The Company and its Subsidiaries shall use commercially reasonable efforts not to take any action that would prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code;

(xv) The Company and its Subsidiaries shall not agree or commit to do any of the foregoing; and

(xvi) The Company and its Subsidiaries shall not take any action that would result in the breach of any representation and warranty of the Company hereunder (except for representations and warranties made as of a specific date) such that Parent would have the right to terminate this Agreement, or that could be reasonably expected to prevent or delay the Closing or the consummation of the transactions contemplated by this Agreement.

Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time.

5.2 Conduct of Business of Parent.

(a) Ordinary Course. Except as otherwise expressly required by, or provided for, in this Agreement, as set forth in Schedule 5.2(a) of the Parent Disclosure Schedule or as consented to by the Company in writing, during the period from the date of this Agreement to the Effective Time, Parent shall and shall cause its Subsidiaries to:

(i) carry on its business in the ordinary course of its business consistent with past practice in accordance with applicable Laws and maintain its existence in good standing under applicable Law.

(ii) (A) use commercially reasonable efforts to preserve its business organization and goodwill, keep available the services of its officers, employees and consultants and maintain reasonably satisfactory relationships with vendors, customers and others having business relationships with it, and (B) unless prohibited by Law, notify the Company of any Governmental Authority or third party complaint, investigations or hearings (or communications indicating that the same may be contemplated) if such complaint, investigation or hearing would have a Material Adverse Effect on the Company or Parent.

(b) Required Consent. Except as otherwise expressly approved in writing by the Company, as expressly contemplated or specifically permitted by this Agreement or as set forth in Schedule 5.2(b) of the Company Disclosure Schedule, and without limiting the generality of the foregoing, from the date hereof until the Effective Time or the date, if any, on which this Agreement is terminated:

(i) Parent and its Subsidiaries shall not adopt any change in its Articles of Incorporation or Bylaws;

(ii) Parent and its Subsidiaries shall not acquire or agree to acquire or lease (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets other than assets that are used in the ordinary course of business consistent with past practice;

(iii) Parent shall not sell, lease, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any material properties or assets, or stock or other ownership interests in any of its properties other than (i) in the ordinary course of business substantially consistent with past practice, and (ii) any Permitted Liens;

(iv) Parent shall not declare, set aside, or pay any dividends or make any distributions on its securities;

(v) Parent and its Subsidiaries shall not (i) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any equity securities of Parent or its Subsidiaries, or any security convertible into or exercisable for either of the foregoing, other than the issuance of shares upon the exercise or vesting and delivery of options or warrants of the Parent that have been granted prior to the date of this Agreement, (ii) split, combine or reclassify any equity securities of Parent or its Subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for equity securities of Parent or its Subsidiaries or (iii) repurchase, redeem or otherwise acquire any equity securities of Parent or its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, or (iv) grant of options under a stock option plan of the Parent in the ordinary course of business, or (v) exercise of outstanding warrants or convertible debt, (including for greater certainty, the convertible debentures issued by the Company to Cyrus Capital L.P. and/or its affiliates (collectively, “Cyrus”) on March 21, 2014), (vi) issue securities under the supply agreement dated July 12, 2013 between the Company and the Parent; (vii) issue securities pursuant to the acquisition of V3 Systems Inc. and transactions related thereto, (viii) issue securities pursuant to the acquisition of the Company and transactions related thereto as more particularly set forth in this Agreement including, for greater certainty, in connection with issuance of or assumption of the convertible debentures issued by the Company to Cyrus.

(vi) Parent and its Subsidiaries shall not enter into any contract or agreement that limits or otherwise restrains Parent or its Subsidiaries from competing in or conducting any line of business or engaging in business in any significant geographic area;

(vii) Other than as approved by the Company, Parent and its Subsidiaries shall not (i) incur any indebtedness for borrowed money or guarantee any indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Parent or its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial condition of another Person, except for borrowings under its existing line of credit for working capital purposes or under its other existing debt arrangements, indebtedness under any material contract, and, for the avoidance of doubt, trade, revolving corporate card accounts and other similar credit in the ordinary course of business, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person in which Parent or its Subsidiaries does not hold directly or indirectly all of the outstanding equity interests,;

(viii) Except as set forth in the Parent Disclosure Schedule and except as may be required by applicable Law or existing contractual obligations, Parent and its Subsidiaries shall not (i) materially increase the compensation payable or to become payable to any of its officers, directors or employees (except, with respect to non-executive officer employees, annual merit increases in the ordinary course of business) (ii) grant any severance or termination pay to any officers or directors, (iii) enter into, modify or amend any employment, severance or consulting agreement with any of its shareholders or any of its directors or officers or (iv) establish, adopt, enter into or amend in any material respect, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any of its directors or officers;

(ix) except as may be required as a result of a change in applicable Law or in IFRS or a change in order to comply with applicable requirements of the SEC or of Canadian Securities Commissions, Parent or its Subsidiaries shall not change in any material respect any of its accounting or Tax accounting policies or its procedures;

(x) Parent and its Subsidiaries shall use its commercially reasonable efforts to ensure that they keep in force its material insurance policies (or substantial equivalents thereof);

(xi) Parent and its Subsidiaries shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(xii) Parent and its Subsidiaries shall not engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of its affiliates, including any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would not be at arm’s length within the meaning of the Income Tax Act (Canada);

(xiii) Parent and its Subsidiaries shall use commercially reasonable efforts not to take any action that would prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code;

(xiv) Parent and its Subsidiaries shall not agree or commit to do any of the foregoing; and

(xv) Parent and its Subsidiaries shall not take any action that would result in the breach of any representation and warranty of the Company hereunder (except for representations and warranties made as of a specific date) such that the Company would have the right to terminate this Agreement, or that could be reasonably expected to prevent or delay the Closing or the consummation of the transactions contemplated by this Agreement.

Nothing contained in this Agreement shall give Company the right, directly or indirectly, to control or direct the Parent’s operations prior to the Effective Time.

5.3 No Solicitation.

(a) The following terms will have the definitions set forth below:

(i) An “Alternative Transaction” shall mean any of the following transactions: (i) any transaction or series of related transactions with one or more third Persons involving: (A) any purchase from the Company or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 25% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 25% or more of the total outstanding voting securities of the Company or any merger, consolidation or business combination involving the Company as a whole, or (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 25% of the assets of the Company (including equity securities of any Subsidiary of such party) on a consolidated basis, or (ii) any liquidation or dissolution of such party;

(ii) An “Alternative Transaction Proposal” shall mean any unsolicited, bona fide offer or proposal relating to an Alternative Transaction not resulting from a breach of this Section 5.3;

(iii) A “Superior Proposal” means a written Alternative Transaction Proposal made by a third Person (except that references to 25% in clauses (i)(A) and (i)(B) of the definition of Alternative Transaction shall be deemed to be references to 50%), which the Board of Directors of the Company has in good faith determined (taking into account, among other things, (1) the advice of its outside legal counsel, and (2) the terms of such Alternative Transaction Proposal and this Agreement, to be more favorable to the Company’s shareholders (in their capacities as shareholders) than the terms of this Agreement (as it may be proposed to be amended by Parent), and to be reasonably capable of being consummated on the terms proposed, taking into account, all other legal, financial, regulatory and other aspects of such Alternative Transaction Proposal and the Person making such Alternative Transaction Proposal including, if such Alternative Transaction Proposal involves any financing, the likelihood of obtaining such financing and the terms on which such financing may be secured.

(b) Except as specifically permitted by Section 5.3(c) or 5.3(d), the Company shall not, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly, or indirectly, (i) solicit, initiate or intentionally encourage (including by way of furnishing any information), or take any other action intended to facilitate, induce or encourage any inquiries with respect to, or the making, submission or announcement of, any Alternative Transaction, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, any, or any possible, Alternative Transaction (except to disclose the existence of the provisions of this Section 5.3), (iii) approve, endorse or recommend any Alternative Transaction (except to the extent specifically permitted pursuant to Section 5.4), or (iv) prior to termination, if any, of this Agreement pursuant to Section 8.1, enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any possible or proposed Alternative Transaction. The Company will immediately cease, and will cause its officers, directors and employees and any investment banker, financial adviser, attorney, accountant or other representative retained by it to cease, any and all existing activities, discussions or negotiations with any third Persons conducted heretofore with respect to any possible or proposed Alternative Transaction, and will use its reasonable best efforts to enforce (and not waive any provisions of) any confidentiality and standstill agreement (or any similar agreement) relating to any such possible or proposed Alternative Transaction.

(c) As promptly as practicable (and in any event within 48 hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating to any Alternative Transaction, the Company shall provide Parent with oral and written notice of the terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as practicable (and in any event within 48 hours) with oral and written notice setting forth all such information as is reasonably necessary to keep Parent informed of all material regarding the status and terms (including amendments or proposed amendments) of, any such Alternative Transaction Proposal, request or inquiry, and, without limitation of the other provisions of this Section 5.3, shall promptly provide Parent a copy of all written materials (including written materials provided by e-mail or otherwise in electronic format) subsequently provided by or to it in connection with such Alternative Transaction Proposal, request or inquiry. The Company shall provide Parents with 24 hours’ prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) or any meeting of its Board of Directors at which is Board of Directors is reasonably likely to consider any Alternative Transaction Proposal or Alternative Transaction.

(d) Notwithstanding anything to the contrary contained in Section 5.3(b), in the event that the Company receives an Alternative Transaction Proposal which is determined by its Board of Directors to be, or to be reasonably likely to lead to, a Superior Proposal, it may then take the following actions (but only (1) if and to the extent that (x) its Board of Directors concludes in good faith, after receipt of advice of its outside legal counsel, that the failure to do so is reasonably likely to result in a breach of its fiduciary obligations to its shareholders under applicable Law and (y) the Company has given Parent at least three Business Days’ prior written notice of its intention to take any of the following actions and of the identity of the Person or group making such Superior Proposal and the terms and conditions of such Superior Proposal and (2) if it shall not have breached in any material respect any of the provisions of this Section 5.4 or Section 5.5):

(i) furnish nonpublic information to the Person or group making such Superior Proposal, provided that (A) prior to furnishing any such nonpublic information, it receives from such Person or group an executed confidentiality agreement containing customary terms (the “CA”); and (B) contemporaneously with furnishing any such nonpublic information to such person or group, it furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished to Parent); and

(ii) engage in negotiations with such Person or group with respect to such Superior Proposal; provided, however, in no event shall such party enter into any definitive agreement to effect such Superior Proposal.

5.4 Board of Directors Recommendation.

(a) In response to (i) the receipt of an Alternative Transaction Proposal which is determined by the Board of Directors of the Company to be a Superior Proposal or (ii) any material event, development, circumstance, occurrence or change in circumstances or facts (including any material change in probability or magnitude of circumstances), not related to an Alternative Transaction Proposal, and that first occurred following the execution of this Agreement that was neither known to nor reasonably foreseeable by the Company as of or prior to the date hereof, that materially improves the financial condition or results of operations of the Company (excluding the fact that the Company meets or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period ending on or after the date hereof, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or any credit rating of the Company) (an “Intervening Event”), such Board of Directors may, after fully complying with Section 5.4(b) (A) withhold, withdraw or qualify (or amend or modify in a manner adverse to Parent) or publicly propose to withhold, withdraw or qualify (or amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement, or (B) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Superior Proposal (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a “Change of Recommendation”), if the Board of Directors of the Company has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of such Superior Proposal or Intervening Event, as applicable, the failure of the Board of Directors to effect a Change of Recommendation is reasonably likely to result in a breach of its fiduciary obligations to the shareholders of the Company under applicable Law.

(b) Prior to announcing any Change of Recommendation pursuant to Section 5.4(a), the Company shall, to the extent applicable, (A) provide to Parent three Business Days’ prior written notice which shall (x) state expressly that it intends to effect a Change of Recommendation, and (y) in connection with a Change of Recommendation resulting from receipt of a Superior Proposal, describe any modifications to the terms and conditions of the Superior Proposal and the identity of the Person or group making the Superior Proposal from the description of such terms and conditions and such Person contained in the notice required under Section 5.3(d), or in the case of an Intervening Event written information describing the Intervening Event in reasonable detail and shall keep Parent reasonably informed of material events with respect to such Intervening Event, (B) make available to Parent all materials and information made available to the Person or group making the Superior Proposal in connection with such Superior Proposal or the materials provided to the Board of Directors in connection with its evaluation of an Intervening Event and (C) during the three Business Day period commencing upon receipt of the notice described in Section 5.4(b)(A), if requested by Parent, engage in good faith negotiations to amend this Agreement in such a manner that (i) the Alternative Transaction Proposal which was determined to be a Superior Proposal no longer is a Superior Proposal, and if there is any material revision to the terms of the Alternative Transaction Proposal which was determined to be a Superior Proposal, including, any revision in price, the notice period shall be extended, if applicable, to provide for an additional three Business Day period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions) or (ii) the failure of the Board of Directors to effect a Change in Recommendation in response to an Intervening Event would no longer be reasonably likely to result in a breach of its fiduciary obligations to the shareholders of the Company under applicable Law.

(c) If the Board of Directors of the Company has effected a Change of Recommendation, the Company, as applicable, shall promptly notify Parent in writing of such Change in Recommendation, including the specific subparagraph, but not more than one subparagraph, of Section 5.4 in reliance upon which such Change in Recommendation is made. If Parent thereafter terminates this Agreement in accordance with Section 8.1 based upon such notice, then the termination effects with respect to the specific subparagraph identified in such notice that are set forth in Section 8.3 shall apply.

5.5 Company Shareholders’ Meeting. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement shall have been terminated pursuant to Section 8.1, the obligation of the Company to call, give notice of, convene and hold the Company Shareholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Alternative Transaction Proposal with respect to it, or by any Change of Recommendation. At any such meeting, the Company shall not submit to the vote of its respective shareholders any Alternative Transaction, whether or not a Superior Proposal has been received by it.

ARTICLE VI

Additional Agreements

6.1 Preparation of SEC Documents; Shareholders’ Meeting.

(a) As soon as practicable following the date of this Agreement, the Company and Parent shall agree upon the terms of, prepare and file with the SEC a proxy statement, in substance and form compliant with the requirements of the Exchange Act to be sent to the shareholders of the Company relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”), and Parent shall prepare and file with the SEC the Form F-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use commercially reasonable efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Form F-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) reasonably required to be taken under any applicable state securities Laws in connection with the Parent Share Issuance and, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Form F-4 or the Proxy Statement or any filing with the SEC incorporated by reference in the Form F-4 or the Proxy Statement, in each case prior to filing such with the SEC, except where doing so would cause the filing to not be filed timely, without regard to any extension pursuant to Rule 12b-25 of the Exchange Act; provided, however, that each party shall be deemed to have consented to the inclusion in the Form F-4, the Proxy Statement or any filing with the SEC incorporated by reference in the Form F-4 or the Proxy Statement of any information, language or content specifically agreed to by such party or its counsel on or prior to the date hereof for inclusion therein. Parent will advise the Company promptly after it receives notice of (i) the time when the Form F-4 has become effective or any supplement or amendment has been filed, (ii) the issuance or threat of any stop order, (iii) the suspension of the qualification of the Parent Common Share issuable in connection with this Agreement for offering or sale in any jurisdiction, or (iv) any request by the SEC for amendment of the Proxy Statement or the Form F-4 or comments thereon and responses thereto or requests by the SEC for additional information (and shall deliver a copy of such comments and requests to the Company). Parent will advise the Company promptly after it receives notice of the issuance by any Canadian Securities Commission, any other securities regulatory authority, the TSXV, OTCQX or by any other competent authority of any order to cease or suspend trading of any securities of Parent or of the institution or threat of institution of any proceedings for that purpose. If at any time prior to the Effective Time any information (including any Change of Recommendation) relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either of the Form F-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement, including, where appropriate, a filing pursuant to Rules 165 and 425 of the Securities Act, describing such information shall promptly be filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company or Parent.

(b) The Company shall, as promptly as practicable after receiving notice from Parent that the Form F-4 has been declared effective under the Securities Act, take all action necessary in accordance with applicable Law and the Company Organizational Documents duly to give notice of, convene and hold a meeting of its shareholders to be held as promptly as practicable to consider the approval of this Agreement and the Merger (the “Company Shareholders’ Meeting”). Except in the case of a Change of Recommendation in accordance with Section 5.4, the Company will use commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger and will take all other action reasonably necessary or advisable to secure the vote of its shareholders required by the rules of the NASDAQ or applicable Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its shareholders in advance of a vote on the approval of this Agreement and the Merger, or, if, as of the time for which the Company Shareholders’ Meeting, is originally scheduled, there are insufficient shares of Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. The Company shall use commercially reasonable efforts such that the Company Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Shareholders’ Meeting are solicited in compliance with applicable Law, the rules of the NASDAQ and the Company Organizational Documents. Notwithstanding anything contained herein to the contrary, the Company shall not be required to hold the Company Shareholders’ Meeting if this Agreement is terminated before the meeting is held.

(c) Except to the extent expressly permitted by Section 5.4: (i) the Board of Directors of the Company shall recommend that its shareholders vote in favor of the approval of this Agreement and the Merger at the Company Shareholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has recommended that the Company’s shareholders vote in favor of approval of this Agreement and the Merger at the Company Shareholders’ Meeting, and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, its recommendation that the shareholders of the Company vote in favor of the approval of this Agreement and the Merger.

6.2 Access to Information; Confidentiality.

(a) Subject to any confidentiality agreement which may be entered into by Parent and the Company, and applicable Law, from the date of this Agreement through the Closing Date, Parent and the Company will afford to the Company and Parent, as applicable, and their respective authorized representatives reasonable access at all reasonable times and upon reasonable notice to the facilities, offices, properties, technology, processes, books, business and financial records, officers, employees, business plans, budget and projections, customers, suppliers and other information of the Company, and the work papers of its independent accountants, and otherwise provide such assistance as may be reasonably requested by such party in order that the other party has a reasonable opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of the other party.

(b) Each of Parent and the Company will hold, and will cause its respective officers, directors, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information received from the other in confidence in accordance with the terms of any confidentiality agreement which may be entered into by Parent and the Company.

6.3 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement but subject to Section 5.4, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to the Closing to be satisfied (but in no event shall a party be required to waive any such condition) as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, clearances and approvals from Governmental Authorities and the making of all necessary registrations and filings, and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Authority, including under the HSR Act, or any foreign competition laws, in each case to the extent determined to be applicable to the Merger and the parties hereto, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

(b) Subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals, consents or clearances of any Governmental Authority.

(c) In connection with and without limiting the foregoing, the Company and Parent shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated hereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any of the transactions contemplated hereby, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

6.4 Indemnification and Insurance.

From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and shall itself indemnify, defend and hold harmless as if it were the Surviving Corporation, in each case, to the fullest extent permitted by applicable Law, the present and former officers, directors and agents (each an “Indemnified Party”) of the Company against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions occurring in connection with this Agreement and the transactions contemplated hereby) including amounts paid in settlement or compromise with the approval of Parent (which approval shall not be unreasonably withheld or delayed). Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the Indemnified Parties, as provided in the CCC and the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation, indemnification and the advancement of expenses that are at least as favorable to the Indemnified Parties as those contained in the Company Organizational Documents as in effect on the date hereof, which provisions will not, except as required by Law, be amended or modified until expiration of the applicable statute of limitations in any manner that would adversely affect the rights thereunder of the Indemnified Parties. Without limiting the generality of the preceding sentence, in the event that any Indemnified Party becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this Section 6.4 after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, to the fullest extent permitted by law, promptly advance to such Indemnified Party his or her legal or other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Party of an undertaking to reimburse all amounts so advanced in the event of a non-appealable determination of a court of competent jurisdiction that such Indemnified Party is not entitled thereto. For at least six years after the Effective Time, Parent will cause the Surviving Corporation to, and Surviving Corporation will, without any lapse in coverage, provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, that, the Surviving Corporation shall not be obligated to expend annual premiums during such period in excess of 200% of the per annum rate of the aggregate annual premium currently paid by the Company for such insurance on the date of this Agreement, provided that if the annual premium for such insurance shall exceed such 200% in any year, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided further, that in the event Parent shall, directly or indirectly, sell all or substantially all of the assets or capital stock of the Surviving Corporation, prior to such sale, Parent shall either assume such obligation or cause a subsidiary of Parent having a net worth substantially equivalent to, or in excess of the net worth of, the Surviving Corporation immediately prior to such sale, to assume such obligation. Parent shall cause the Surviving Corporation to reimburse all expenses, including reasonable attorney’s fees, incurred by any Person to enforce the obligations of Parent and Surviving Corporation under this Section 6.4.

6.5 Fees and Expenses. Except as otherwise set forth in this Section 6.5 and in Section 8.3 and Section 8.4, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, provided, that each of Parent and the Company shall pay one-half of the total costs associated with the printing and mailing of the Proxy Statement to the Company shareholders, whether or not the Merger is consummated.

6.6 Announcements . Except with respect to any Change of Recommendation made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form agreed to by the parties.

6.7 Listing and TSXV Acceptance . As soon as possible prior to the Closing, Parent shall use all commercially reasonable efforts to obtain the conditional and final acceptance of the TSXV in respect of the transactions contemplated by this Agreement and to cause the Parent Common Shares issuable pursuant to this Agreement to be approved for listing on the TSXV and, if Parent is then listed on the NASDAQ, the NASDAQ, upon notice of issuance, exercise or conversion, as applicable, subject, in the case of the TSXV, to the making of certain prescribed filings as soon as possible following the Effective Time. Without limiting the generality of the foregoing, Parent shall use all commercially reasonable efforts to obtain any required security holder approval in connection with the transactions contemplated by this Agreement and the listing of the Parent Common Shares issuable pursuant to this Agreement.

6.8 Tax-Free Reorganization Treatment . None of Parent, the Company or Merger Sub shall knowingly take any action, cause any action to be taken, fail to take any commercially reasonable action or cause any commercially reasonable action to fail to be taken, which action or failure to act would reasonably be expected to cause the Company, Merger Sub or Parent to be unable to sign the representation letters necessary for counsel to render the tax opinions referred to in Section 7.2(e) and Section 7.3(e).

6.9 Conveyance Taxes . Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time, and any such Taxes shall be paid by the Company.

6.10 Equity Awards.

(a) At the Effective Time, each then outstanding Company Option, whether or not vested or exercisable at the Effective Time, shall be assumed by Parent and shall be converted into an option with respect to a number of Parent Common Shares (rounded down to the nearest whole share) equal to the product of the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio. The per-share exercise price for the Parent Common Shares issuable upon exercise of an assumed Company Option shall be equal (rounded up to the nearest whole cent) to the per-share exercise price of the Company Option immediately prior to the Effective Time divided by the Exchange Ratio. Except as provided above, the assumed Company Option shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the award immediately prior to the Effective Time. As soon as practicable after the Effective Time, Parent shall deliver to the holder of each Company Option that is so assumed appropriate notices setting forth the number of Parent Common Shares subject to such assumed award and the exercise of the assumed award, each as adjusted pursuant to this paragraph.

(b) At the Effective Time, each then outstanding Company RSU, whether or not vested at the Effective Time, shall be assumed by Parent and shall be converted into the right to receive a number of Parent Common Shares (rounded down to the nearest whole share) equal to the product of the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that 50% of the Company RSUs outstanding immediately prior to the Effective Time (as determined based on contractual obligations existing prior to the date hereof and as otherwise determined by the Company) shall vest and be paid in Company Common Stock immediately prior to the Effective Time (with such 50% acceleration applied to each remaining vesting installment of such Company RSU) and the remaining 50% of the Company RSUs shall be assumed by Parent as provided above, and further provided that if prior the Effective Time Parent shall not have adopted a restricted stock unit plan the terms of which are materially similar to terms of the Company Stock Plan that evidences the applicable Company RSU plan as in effect immediately prior to the Effective Time, all then outstanding Company RSUs shall vest and be paid in Company Common Stock immediately prior to the Effective Time and the holders thereof shall receive Parent Common Shares. Except as provided above, the assumed Company RSUs shall be subject to the same terms and conditions (including vesting provisions) as were applicable to the award immediately prior to the Effective Time. As soon as practicable after the Effective Time, Parent shall deliver to the holder of each Company RSU that is so assumed appropriate notices setting forth the number of Parent Common Shares subject to such assumed award, as adjusted pursuant to this paragraph.

(c) The Company shall terminate all Company SARs outstanding at the Effective Time which termination shall be conditioned upon closing of the Merger.

(d) As soon as reasonably practicable after the Effective Time (and in any event not more than 30 business days after the Closing, subject to the availability of Form S-8 for use by Parent), assuming that the Effective Time Parent is required to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to Company Options and Company RSUs and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Options or Company RSUs remain outstanding.

(e) The rights of participants in the ESPP with respect to any offering period underway immediately prior to the Effective Time under the ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. After the date of this Agreement, no new participants shall be permitted to enroll in the ESPP, no participant may increase the rate of his or her participation in the ESPP from the level in effect on the date of this Agreement, and no new offering or purchase period shall commence under the ESPP. The Company shall terminate the ESPP prior to the Effective Time.

6.11 Employee Benefits . On and after the Closing, until at least the first anniversary of the Closing, Parent shall cause the Surviving Corporation to provide each employee of the Company or any of its affiliates who continues employment with Parent, the Surviving Corporation or any of their affiliates following the Closing (each, a “Continuing Employee”) with (i) salary that is not less than the Continuing Employee’s salary immediately prior to the Closing, and (ii) benefit plans, programs and arrangements that are substantially comparable in the aggregate to those currently provided to the Continuing Employee under the Company’s benefit plans, programs and arrangements (except as otherwise required under the terms and conditions of any collective bargaining agreement covering union employees of the Company). If any employee of the Company or any of its affiliates becomes a participant in any employee benefit plan of Parent or any of its affiliates, such employee shall be given credit under such plan for the last continuous period of service with the Company and its affiliates prior to the Closing for purposes of determining eligibility to participate, vesting in benefits and vacation and severance benefits, but for no other purpose (including, without limiting the generality of the foregoing, the accrual of benefits).

(a) Parent agrees that, upon the Closing, each Continuing Employee shall be immediately eligible to participate in a group health plan (as defined in Section 5000(b)(1) of the Code) (and Parent shall cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre- existing condition limitations under such plan), and such Continuing Employee shall be credited towards the deductibles, coinsurance and maximum out-of-pocket provisions, imposed under such group health plan, for the calendar year during which the Closing Date occurs, with any applicable expenses already incurred during the portion of the year preceding the Closing Date under the applicable group health plans of the Company; provided, however, such obligation of Parent is contingent on the Company furnishing sufficient information in sufficiently usable form to enable Parent to reasonably administer its plan. As of the Closing Date, Parent shall, or shall cause the Surviving Corporation or relevant affiliate to, credit to the Continuing Employees the amount of vacation time that such employees had accrued under any the Company’s vacation policies as of the Closing Date.

(b) Parent shall, or shall cause the Surviving Corporation or relevant affiliate to, assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) set forth in Section 6.11(c) of the Company Disclosure Schedule applicable to employees of the Company, in the same manner and to the same extent that the Company would be required to perform and honor such plans, agreements and arrangements if the transactions contemplated by this Agreement had not been consummated.

(c) The Company shall provide Parent with such documents, employee data and other information as may be reasonably required to carry out the provisions of this Section 6.11.

6.12 Consents of Accountants . The Company and Parent will each use commercially reasonable efforts to cause to be delivered to each other consents from their respective independent auditors, dated the date on which the Form F-4 is filed with the SEC, is amended or supplemented, or becomes effective or a date not more than two days prior to such date, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form F-4 under the Securities Act.

6.13 Affiliate Legends . Schedule 6.13 to this Agreement sets forth a list of those Persons who are, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145 Affiliates”). The Company shall notify Parent in writing regarding any change in the identity of its Rule 145 Affiliates prior to the Closing Date. Parent shall be entitled to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Shares.

6.14 Notification of Certain Matters . The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence, or failure to occur, of any event, which is in the Company’s Knowledge or Parent’s Knowledge, as applicable, and as to which the occurrence or failure to occur would reasonably be likely to result in the failure of any of the conditions set forth in Article VII to be satisfied. The Company shall give Parent prompt written notice of any material correction to any of the SEC Filings, as the case may be, from and after the date hereof. Parent shall give the Company prompt written notice of any material correction to any of the Parent Filings, as the case may be, from and after the date hereof. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.14 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

6.15 Section 16 Matters . Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Shares (including derivative securities with respect to Parent Common Shares) resulting from the transactions contemplated by Article II or III by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 State Takeover Laws . Prior to the Effective Time, the Company shall not take any action to render inapplicable, or to exempt any third Person from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock unless (i) required to do so by order of a court of competent jurisdiction or (ii) the Company’s Board of Directors has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of a Superior Proposal with respect to it, the failure to take such action is reasonably likely to result in a breach of its Board of Directors’ fiduciary obligations to its shareholders under applicable Law. The Company and its directors shall take all action necessary to waive the application of any shareholder rights plan or similar device or arrangement, commonly or colloquially known as a “poison pill” or “anti-takeover” plan or any similar plan, device or arrangement that the Company has adopted or authorized.

6.17 Further Assurances . At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. If, at any time after the Effective Time, any of the parties hereto reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Company, Parent, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary to consummate the Merger and to carry out the purposes and intent of this Agreement.

6.18 Shareholder Litigation . The Company shall provide prompt oral notice to the Parent of any litigation brought by any shareholder of the Company against the Company, any of its subsidiaries and/or any of their respective directors relating to the Merger and this Agreement. The Company shall give the Parent the opportunity to participate (at the Parent’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that the Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates. Parent shall provide prompt oral notice to the Company of any litigation brought by any shareholder of the Parent against the Parent, any of its Subsidiaries and/or any of their respective directors relating to the Merger and this Agreement. Parent shall give the Company the opportunity to participate (at the Company’s expense) in the defense or settlement of any such litigation.

6.19 Debt Assignment or Assumption. The Company shall use its reasonable best efforts to cause Cyrus Capital Partners, L.P. and its affiliates that hold convertible promissory notes issued by the Company (collectively, “Cyrus”) to consent to the assumption by or assignment to Parent of such notes in favor of Cyrus outstanding immediately prior to the Effective Time, and such notes shall be assigned to or assumed by Parent as of the Effective Time.

6.20 Bridge Loans . Parent shall comply with its obligations under the Bridge Loan Documentation.

ARTICLE VII

Conditions Precedent

7.1 Conditions to Each Party’s Obligation to Effect The Merger . The obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Governmental Consents and Approvals. All filings with, and all consents, approvals and authorizations of, any Governmental Authority required to be made or obtained by the Company, Parent or any of their subsidiaries to consummate the Merger shall have been made or obtained, other than those that if not made or obtained would not, individually or in the aggregate, have a Material Adverse Effect on the Company or Parent or the Company and Parent, taken as a whole (determined, for purposes of this clause with respect to both the Company and Parent, after giving effect to the Merger).

(c) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction shall be in effect which prohibits, materially restricts, makes illegal or enjoins the consummation of the transactions contemplated by this Agreement.

(d) Governmental Action. No action or proceeding shall be instituted by any Governmental Authority challenging or seeking to prevent or delay consummation of or seeking to render unenforceable the Merger, asserting the illegality of the Merger or any material provision of this Agreement or seeking material damages in connection with the transactions contemplated hereby which continues to be outstanding, nor shall any such action be pending.

(e) Form F-4. The Form F-4 shall have become effective under the Securities Act, and no stop order or proceedings seeking a stop order shall have been initiated or, to the Knowledge of the Company or Parent, threatened by the SEC and Parent shall have received all state securities or “blue sky” authorizations necessary for the Parent Share Issuance.

(f) Listing. The Parent Common Shares issuable pursuant to this Agreement shall have been approved for listing on the TSXV and on the NASDAQ upon notice of issuance, exercise or conversion, as applicable, subject, in the case of the TSXV, to the making of certain prescribed filings as soon as possible following the Effective Time.

(g) TSXV Acceptance. Parent shall have received the final acceptance of the TSXV in respect of the transactions contemplated by this Agreement.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Except as a result of action expressly permitted under this Agreement or expressly consented to in writing by Parent pursuant to Section 5.1, (i) the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company contained in Sections 3.1, 3.2, 3.3, 3.19 and 3.20) shall be true both when made and as of the Closing Date, as if made as of such time (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be true in all respects, as of such date), except where the failure of such representations and warranties to be so true (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (ii) the representations and warranties of the Company contained in Sections 3.1, 3.2, 3.3, 3.19 and 3.20 shall be true in all respects both when made and as of the Closing Date, as if made as of such time (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be true in all respects, as of such date).

(b) The Company shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Change of the Company shall have occurred since the date of this Agreement and be continuing.

(d) Parent shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of the Company to the effect that the conditions set forth in Sections 7.2(a), (b) and (c) have been satisfied.

(e) Parent shall have received an opinion of Dorsey & Whitney LLP, counsel to Parent, or such other Tax counsel reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger to the effect that the Merger should qualify for the Intended Tax Treatment. In rendering such opinion, such counsel may require and shall be entitled to rely upon reasonable and customary representations and covenants, including those contained in representation letters signed by officers of Parent, the Company and Merger Sub. The opinion condition referred to in this Section 7.2(e) shall not be waivable after receipt of the Company Shareholder Approval unless further shareholder approval by the Company shareholders is obtained with appropriate disclosure.

(f) Indebtedness of the Company in favor of Cyrus outstanding immediately prior to the Effective Time debt shall be assigned to or assumed by Parent as of the Effective Time in accordance with the terms of Section 6.19.

7.3 Conditions to Obligations of the Company . The obligations of the Company to effect the Merger are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Except as a result of action expressly permitted under this Agreement or expressly consented to in writing by the Company pursuant to Section 5.1, (i) the representations and warranties of Parent contained in Sections 4.1, 4.2, 4.3, 4.19 and 4.20 shall be true both when made and as of the Closing Date, as if made as of such time (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be true in all respects, as of such date), except where the failure of such representations and warranties to be so true (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (ii) the representations and warranties of Parent contained in Sections 4.1, 4.2, 4.3, 4.19 and 4.20 shall be true in all respects both when made and as of the Closing Date, as if made as of such time (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be true in all respects, as of such date).

(b) Each of Parent and Merger Sub shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Change of Parent shall have occurred since the date of this Agreement and be continuing.

(d) The Company shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Parent to the effect that the conditions set forth in Sections 7.3(a), (b), and (c) have been satisfied.

(e) The Company shall have received an opinion of O’Melveny & Myers LLP, counsel to the Company, or such other Tax counsel reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger should qualify for the Intended Tax Treatment. In rendering such opinion, such counsel may require and shall be entitled to rely upon reasonable and customary representations and covenants, including those contained in representation letters signed by officers of Parent, the Company and Merger Sub. The opinion condition referred to in this Section 7.3(e) shall not be waivable after receipt of the Company Shareholder Approval unless further shareholder approval by the Company shareholders is obtained with appropriate disclosure.

(f) The date of the Closing and the Effective Time shall not be prior to August 1, 2014.

(g) All necessary steps shall have been taken by the Parent to effectuate the governance matters contemplated by Exhibit A.

ARTICLE VIII

Termination, Amendment and Waiver

8.1 Termination . This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, and (except in the case of Sections 8.1(b)(iii), 8.1(e) or 8.1(f)) whether before or after the Company Shareholder Approval:

(a) by mutual written consent of Parent and the Company, if the Board of Directors of each so determines;

(b) by written notice of either Parent or the Company (as authorized by the Board of Directors of Parent or the Company, as applicable):

(i) if the Merger shall not have been consummated by December 31, 2014 (the “Outside Date”), provided, however, that if (x) the Effective Time has not occurred by such date by reason of nonsatisfaction of any of the conditions set forth in Section 7.1(b), Section 7.1(c), Section 7.1(d) or Section 7.1(e) and (y) all other conditions set forth in Article VII have been satisfied or waived or are then capable of being satisfied, then such date shall automatically be extended to January 31, 2015 (which shall then be the “Outside Date”); provided, further that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any obligation of such party, or satisfy any condition to be satisfied by such party, under this Agreement has caused or resulted in the failure of the Effective Time to occur on or before the Outside Date;

(ii) if a Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable; or

(iii) if Company Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting, or at any adjournment or postponement thereof, at which the vote was taken; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company if the failure to obtain Company Shareholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(c) by Parent (as authorized by its Board of Directors) upon (i) a breach of any representation or warranty on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and such inaccuracy in the Company’s representations and warranties has not been or is incapable of being cured by the Company within 30 calendar days after its receipt of written notice thereof from Parent or (ii) a failure to perform, or comply with any covenant or agreement of the Company set forth in this Agreement such that the condition set forth in Section 7.2(b) would not be satisfied and such failure by the Company has not been or is incapable of being cured by the Company within 30 calendar days after its receipt of written notice thereof from Parent;

(d) by the Company (as authorized by its Board of Directors) upon (i) a breach of any representation or warranty on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and such inaccuracy in Parent’s representations and warranties has not been or is incapable of being cured by Parent within 30 calendar days after its receipt of written notice thereof from the Company or (ii) a failure to perform, or comply with any covenant or agreement of Parent set forth in this Agreement such that the conditions set forth in

Section 7.3(b) would not be satisfied and such breach by Parent has not been or is incapable of being cured by Parent within 30 calendar days after its receipt of written notice thereof from the Company;

(e) by Parent (as authorized by its Board of Directors), in the event the Company shall have (i) effected a Change of Recommendation or (ii) failed to publicly reaffirm the recommendation of the Company’s Board of Directors to the Company’s shareholders to approve the Merger, or failed to publicly state that the Merger and this Agreement are in the best interest of the Company’s shareholders, within ten Business Days after Parent requests in writing to such Board of Directors that such action be taken; or (iii) failed to publicly announce, within ten Business Days after a tender offer or exchange offer relating to the securities of the Company and, in each case, which is an Alternative Transaction Proposal, shall have been commenced, a statement disclosing that the Company’s Board of Directors recommends rejection of such tender or exchange offer; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.1(e) if the Company Shareholder Approval has been obtained at the Company Shareholders’ Meeting; or

(f) by the Company, in the event the Company shall have effected a Change of Recommendation in connection with a determination that an Alternative Transaction Proposal is Superior Proposal in accordance with the terms of this Agreement and, prior to such termination, has paid the Termination Fee; provided that the Company shall no longer be entitled to terminate this Agreement pursuant to this Section 8.1(f) if the Company Shareholder Approval has been obtained at the Company Shareholders’ Meeting.

8.2 Effect of Termination . In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except that (i) Section 6.2(b), Section 6.5, this Section 8.2, Section 8.3, Section 8.4, the second sentence of Section 8.5 and Section 8.6, as well as Article IX shall survive termination of this Agreement and continue in full force and effect, and (ii) that nothing herein, shall relieve any party from liability for any willful breach of any representation or warranty of such party contained herein or any willful breach of any covenant or agreement of such party contained herein. No termination of this Agreement shall affect the obligations of the parties contained in the CA, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Payments by the Company.

(a) In the event that (A) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or 8.1(b)(iii), (B) following the date hereof and prior to such termination, any Person shall have made to the Company or its shareholders, or publicly announced, a proposal, offer or indication of interest relating to any Alternative Transaction with respect to the Company, and (C) within 12 months following the termination of this Agreement, (1) an Alternative Transaction is consummated by the Company or (2) the Company enters into an agreement, arrangement or binding understanding providing for an Alternative Transaction of the Company and such Alternative Transaction shall ultimately be consummated, then the Company shall pay Parent a fee equal to USD$3,500,000 (the “Termination Fee”) in immediately available funds; such fee payment to be made within one (1) Business Day following consummation of such Alternative Transaction.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e) then the Company shall pay Parent the Termination Fee in immediately available funds; such fee payment to made within one Business Day after termination in accordance with such Section 8.1(e).

(c) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(f) then the Company shall pay Parent the Termination Fee in immediately available funds; such fee payment to made at or prior to the time of such termination in accordance with such Section 8.1(f).

8.4 Interest and Costs; Other Remedies . All payments under Section 8.3 shall be made by wire transfer of immediately available funds to an account designated by Parent. The Company acknowledges that the agreements contained in Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to Section 8.3 and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in Section 8.3, the Company shall pay Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 8.3 at the prime rate of interest per annum publicly announced by the Wall Street Journal, as in effect on the date such payment was required to be made. This Section 8.4 and the entire Section 8.3, shall survive any termination of this Agreement.

8.5 Amendment . Subject to compliance with applicable Law, this Agreement may be amended by the parties in writing at any time before or after Company Shareholder Approval; provided, however, that after Company Shareholder Approval, there may not be, without further approval of the shareholders of the Company any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Company Common Stock hereunder, or which by law or NASDAQ rule otherwise expressly requires the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.

8.6 Extension; Waiver . At any time prior to the Effective Time, a party may, subject to the proviso of Section 8.5 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.6 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

General Provisions

9.1 Nonsurvival of Representations and Warranties . None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

9.2 Notices . All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, via facsimile (receipt confirmed) or by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company to:

Overland Storage, Inc.

9112 Spectrum Centre Boulevard

San Diego, California

92123

Attention: Kurt Kalbfleisch

Fax No: 1 (858) 495 4267

with a copy (which shall not constitute notice to the Company) to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Attn: Steve Tonsfeldt and Paul Sieben

Facsimile: (650) 473-2601

(b)	if to Parent or Merger Sub, to:

Sphere 3D Corporation

240 Matheson Blvd. East

Mississauga, Ontario

L4Z 1X1

Attention: Scott Worthington

Fax No: 905-282-9966

with a copy (which shall not constitute notice to Parent or Merger Sub) to:

Dorsey & Whitney LLP

161 Bay Street, Suite 4310

Toronto, Ontario

M5J 2S1

Attn: Richard Raymer

Facsimile: (416) 367-7371

9.3 Interpretation . When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to a “Person” shall include references to an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All references to dollar amounts or to cash shall be to the lawful currency of the United States.

9.4 Knowledge . References to the “Knowledge” of the Company shall mean the actual knowledge of the executive officers of the Company. References to the “Knowledge” of Parent shall mean the actual knowledge of the executive officers of Parent.

9.5 Counterparts . This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.6 Entire Agreement; No Third-Party Beneficiaries . This Agreement (including the CA, the Company Disclosure Schedule, the Parent Disclosure Schedule and the documents and instruments referred to herein)

(a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 6.4 (which are intended to benefit the Indemnified Parties) is not intended to confer upon any Person other than the parties hereto any rights or remedies.

9.7 Governing Law . This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

9.8 Assignment . Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.9 Consent to Jurisdiction . Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal or state court located in the State of California in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of California.

9.10 Headings, etc . The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.11 Severability . If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.12 Failure or Indulgence Not a Waiver; Remedies Cumulative . No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

9.13 Waiver of Jury Trial . EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.14 Specific Performance . The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

9.15 Remedy for Breach of Bridge Loan Documentation. In the event of an Event of Default (as defined in the Bridge Loan Documentation) Parent, at its option, may loan an additional amount to the Company sufficient to pay all then outstanding obligations of the Company to Silicon Valley Bank, which loan shall be pursuant to substantially the same terms contained in the Bridge Loan Documentation, and shall be used to pay off the above above obligations to Silicon Valley Bank.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

SPHERE 3D CORPORATION

By:	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer

OVERLAND STORAGE, INC.

By:	/s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: Senior Vice President and Chief Financial Officer

S3D ACQUISITION COMPANY

By:	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Chief Executive Officer

EXHIBIT A

GOVERNANCE MATTERS

(a) Parent shall take all necessary action to cause, effective at the Effective Time, Eric L. Kelly to be appointed the Chief Executive Officer of Parent.

(b) Parent shall take all necessary action to cause, effective at the Effective Time, Kurt L. Kalbfleisch to be appointed the Chief Financial Officer of Parent.

(c) Parent shall take all necessary action to cause, effective at the Effective Time, the Board of Directors of Parent to consist of seven (7) members, two of whom shall be determined by the Company prior to the Closing and one (1) of whom shall be Eric Kelly (who is an existing member of such Board of Directors).

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER dated as of October 13, 2014 (this “Amendment”), is by and among Overland Storage, Inc., a California corporation (the “Company”), Sphere 3D Corporation, an Ontario corporation (“Parent”), and S3D Acquisition Company, a California corporation and wholly owned subsidiary of Parent (“Merger Sub”) (each a “Party” and together the “Parties”).

WHEREAS, the Parties previously entered into that certain Agreement and Plan of Merger dated as of May 15, 2014 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub shall merge with and into the Company (the “Merger”) and the Company shall continue as the surviving corporation in such Merger (capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Merger Agreement);

WHEREAS, the Company previously issued that certain Amended & Restated Promissory Note dated as of September 8, 2014 (the “Note”) in favor of Parent and granted a security interest to Parent under that certain Security Agreement dated as of May 15, 2014 (the “Security Agreement”);

WHEREAS, pursuant to Section 8.5 of the Merger Agreement, the terms or provisions of the Merger Agreement may be amended by the Parties in writing at any time before or after Company Shareholder Approval by an instrument in writing signed on behalf of each of the Parties and duly approved by the Parties’ respective Boards of Directors or a duly designated committee thereof;

WHEREAS, Parent desires to waive compliance by the Company with certain provisions and agreements contained in the Note as set forth herein;

WHEREAS, pursuant to Section 8.6 of the Merger Agreement, a Party may waive compliance by the other Party with any of the agreements or conditions contained in the Merger Agreement if such waiver is set forth in an instrument in writing signed on behalf of such Party;

WHEREAS, in consideration for (i) the waiver granted by Parent in Section 1 of this Amendment to permit the Company to incur additional indebtedness of up to $7.5 million, which shall be assumed by Parent at the Closing of the Merger, and to permit the Company grant a lien on substantially all of its assets and Tandberg Data Holdings S.à r.l. (“Tandberg Luxembourg”) to grant a lien on its intellectual property, (ii) the partial guaranty of $2.5 million of such additional indebtedness by Parent and (iii) the waiver and release granted by Parent in Section 2 of this Amendment to permit the Company to transfer 25,000 shares of Parent Common Stock owned by the Company to the holders of the existing convertible notes issued by the Company (all of which are affiliates of the Lender) in consideration for such holders waiving the debt and lien restrictions under such convertible notes with respect to the Loan Agreement, the Company has agreed to the adjustment to the Exchange Ratio set forth in Section 4 of this Amendment; and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Parent Waiver of Incurrence of Indebtedness. Pursuant to Section 5.1(b) of the Merger Agreement, Parent hereby consents, notwithstanding anything to the contrary in the Merger Agreement (including, without limitation, Section 5.1(b)(vii)) or the Note (including, without limitation, Section 2), the Security Agreement or any other agreement between Parent and the Company, to the entry by the Company into a Loan and Security Agreement (the “Loan Agreement”) with FBC Holdings S.à r.l. (the “Lender”) in substantially the form attached hereto as Exhibit A, the entry by the Company into any ancillary agreements related thereto or contemplated thereby, the granting of liens by the Company and Tandberg Luxembourg, and the completion of the transactions contemplated thereby on the terms set forth therein.

2. Partial Guaranty. Parent hereby agrees to provide Lender a partial guaranty with respect to $2.5 million in principal amount of the loan to be made to the Company by Lender pursuant to the Loan Agreement, which shall provide, among other things, that in the event that the Closing of the merger contemplated by the Merger Agreement does not occur within ninety (90) days after the date of this Amendment, Parent shall repay $2.5 million of such loan to Lender in shares of Parent Common Stock.

3. Consent to Transfer of Parent Common Shares. Pursuant to Section 5.1(b) of the Merger Agreement, Parent hereby consents, notwithstanding anything to the contrary in the Merger Agreement (including, without limitation, Section 5.1(b)(iii)), the Note (including, without limitation, Section 2), the Security Agreement, or any other agreement between Parent and the Company, to the transfer of 25,000 shares of Parent Common Stock owned by the Company to the holders of the existing convertible notes issued by the Company (all of which are affiliates of the Lender) in consideration for such holders waiving the debt and lien restrictions under such convertible notes with respect to the Loan Agreement, and Parent hereby releases its security interest in such shares.

4. Amendment to Exchange Ratio. The second sentence of Section 2.1(a) of the Merger Agreement is hereby amended by deleting such second sentence of Section 2.1(a) in its entirety and substituting in lieu thereof the following:

“As used in this Agreement, “Exchange Ratio” shall mean 0.46385 plus the quotient obtained by dividing (x) the number of Parent Common Shares held by the Company immediately prior to the Effective Time by (y) 18,495,865.20 plus the quotient obtained by dividing (A) (i) 105% of the principal amount of any indebtedness of the Company to Cyrus (designated in U.S. dollars) repaid by the Company on or after the date hereof and prior to the Effective Time divided by (ii) 8.675 by (B) 18,495,865.20.”

5. No Other Amendments. The Parties each hereby acknowledge, agree and understand that except as expressly set forth above, this Amendment (i) shall not amend, modify or otherwise impact any provision of the Merger Agreement, all of which shall remain in effect, and (ii) shall not serve as a waiver of, and shall be without prejudice to, any rights, remedies, claims or defenses of any Party under the Merger Agreement or otherwise, all of which are expressly reserved by the respective Parties.

6. Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

SPHERE 3D CORPORATION

By: /s/ T. Scott Worthington
Name: Scott Worthington
Title: Chief Financial Officer

S3D ACQUISITION COMPANY

By: /s/ T. Scott Worthington
Name: Scott Worthington
Title: Chief Financial Officer

OVERLAND STORAGE, INC.

By: /s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: CFO

[Signature Page to Amendment of Merger Agreement]

EXHIBIT A

FORM OF LOAN AND SECURITY AGREEMENT

Annex B

FORM OF VOTING AGREEMENT AND IRREVOCABLE PROXY

This VOTING AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) is entered into as of                     , 2014, by and between Sphere 3D Corporation, an Ontario corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of Overland Storage, Inc., a California corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of Parent to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Parent,                     , a California corporation and wholly owned subsidiary of Parent (“Sub”), and the Company, pursuant to which Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly owned subsidiary of Parent.

WHEREAS, Stockholder understands and acknowledges that the Company, Sub and Parent are entitled to rely on (i) the truth and accuracy of Stockholder’s representations contained herein and (ii) Stockholder’s performance of the obligations set forth herein.

NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Restrictions on Shares.

(a) Stockholder shall not, directly or indirectly, transfer (except as may be specifically required by court order, to comply with any regulation applicable to the Stockholder or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of, reduce its economic risk in, or encumber, the Shares (as defined in Section 4(a) below) or any New Shares (as defined in Section 1(d) below), or make any offer or enter into any agreement or binding arrangement or commitment providing for any of the foregoing, at any time prior to the Expiration Time (as defined below). As used herein, the term “Expiration Time” shall mean the earliest to occur of (A) the Effective Time, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Stockholder becomes aware that the Parent has committed fraud or made a fraudulent or negligent misrepresentation for the purposes of inducing the Stockholder to enter into the Merger Agreement and/or this Agreement (D) such date and time designated by Parent in a written notice to Stockholder, (E) the written agreement of the parties hereto to terminate this Agreement, or (F) January 31, 2015.

(b) Except pursuant to the terms of this Agreement, Stockholder shall not, directly or indirectly, grant any proxies or powers of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust, or enter into a voting agreement or similar arrangement or commitment with respect to any of the Shares or make any public announcement that is in any manner inconsistent with Section 2 hereof.

(c) Except as otherwise provided herein, Stockholder shall not, in its capacity as a stockholder of the Company, directly or indirectly, take any action that would make any representation or warranty contained herein untrue or incorrect in any material respect or be reasonably expected to have the effect of impairing the ability of Stockholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

(d) Any shares of Company Capital Stock or other securities of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (as defined in

Rule 13d-3 under the Exchange Act) after the date of this Agreement and prior to the Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of Company Options and Other Rights (collectively, the “New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2. Agreement to Vote Shares.

(a) Prior to the Expiration Time, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of the Company with respect to any of the following matters, Stockholder shall vote, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 3 below), the Shares and any New Shares in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Acquisition Proposal or Superior Offer and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

(b) Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict any nominee of the Stockholder from (i) acting in such nominee’s capacity as a director or officer of the Company, to the extent applicable, it being understood that this Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of the Company or (ii) voting in Stockholder’s sole discretion on any matter other than matters referred to in Section 2(a).

3. Irrevocable Proxy. Concurrently with the execution and delivery of this Agreement, Stockholder shall deliver to Parent a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), which proxy is coupled with an interest sufficient in law to support an irrevocable proxy, and, until the Expiration Time, shall be irrevocable to the fullest extent permitted by law, with respect to each and every meeting of stockholders of the Company or action or approval by written resolution or consent of stockholders of the Company with respect to the matters contemplated by Section 2(a) covering the total number of Shares and New Shares in respect of which Stockholder is entitled to vote at any such meeting or in connection with any such written consent. Upon the execution of this Agreement by Stockholder, (i) Stockholder hereby revokes any and all prior proxies (other than the Proxy) given by Stockholder with respect to the subject matter contemplated by Section 2(a), and (ii) Stockholder shall not grant any subsequent proxies with respect to such subject matter, or enter into any agreement or understanding with any Person to vote or give instructions with respect to the Shares and New Shares in any manner inconsistent with the terms of Section 2, until after the Expiration Time.

4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Parent as follows:

(a) As of the date hereof, Stockholder is the beneficial or record owner of, or exercises voting power over, that number of shares of Company Capital Stock set forth on Schedule 1 hereto (all such shares owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, collectively, the “Shares”). As of the date hereof, the Shares constitute Stockholder’s entire interest in the outstanding shares of Company Capital Stock and Stockholder is not the beneficial or record holder of, and does not exercise voting power over, any other outstanding shares of capital stock of the Company. No Person not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Shares (other than, if Stockholder is a partnership or a limited liability company, the rights and interest of persons and entities that own partnership interests or units in Stockholder under the partnership agreement or operating agreement governing Stockholder and applicable partnership law or limited liability company law, or if Stockholder is a married individual and resides in a state with community property laws, the community property interest of his or her spouse to the extent applicable under such community property laws). The Shares are and will be at all times up until the Expiration Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on Stockholder’s voting rights (other than to the extent disclosed to the Parent prior to the date of this Agreement), charges and other encumbrances of any nature that would adversely affect the Merger or the exercise or fulfillment of the rights and obligations of Stockholder under this Agreement or of the parties to this Agreement. Stockholder’s principal residence or place of business is set forth on the signature page hereto.

(b) As of the date hereof, Stockholder is the legal and beneficial owner of the number of options, restricted stock units, stock appreciation rights, warrants and other rights to acquire, directly or indirectly, shares of Company Common Stock set forth on Schedule 1 hereto (collectively, the “Company Options and Other Rights”). The Company Options and Other Rights are and will be at all times up until the Expiration Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on Stockholder’s voting rights, charges and other encumbrances of any nature that would adversely affect the exercise or fulfillment of the rights and obligations of the parties to this Agreement.

(c) If Stockholder is a corporation, limited partnership or limited liability company, Stockholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or constituted.

(d) Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Stockholder (or its board of directors or similar governing body, as applicable), and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(e) The execution and delivery of this Agreement does not, and the performance by Stockholder of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any person under, any provisions of the organizational documents of Stockholder (if applicable), or any agreement, commitment, law, rule, regulation, judgment, order or decree to which Stockholder is a party or by which Stockholder is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or delay consummation of the Merger and the transactions contemplated by the Merger Agreement and this Agreement or otherwise prevent or delay Stockholder from performing his, her or its obligations under this Agreement.

(f) Stockholder agrees that Stockholder will not in Stockholder’s capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntary aid any action, claim, suit or cause of action, in law or in equity, in any court or before any governmental entity, which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by Stockholder, either alone or together with the other Company voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the adoption and approval of the Merger Agreement by the Company’s Board of Directors, breaches any fiduciary duty of the Company’s Board of Directors or any member thereof.

5. Dissenters’ or Appraisal Rights. Stockholder agrees not to exercise any rights of appraisal or any dissenters’ rights that Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

6. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Parent, to:

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

TD Canada Trust Tower

161 Bay Street, Suite 4310

Toronto, Ontario M5J 2S1

Attention: Richard B. Raymer

raymer.richard@dorsey.com

Telephone No.: (416) 367-7388

(ii)	if to Stockholder, to the address set forth for Stockholder on the signature page hereof.

(b) Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(c) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein or in the Proxy. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation of this Agreement or the Proxy, Parent shall have the right to enforce such covenants and agreements and the Proxy by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Stockholder hereby waives any and all defenses that could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

(d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or by electronic delivery in Adobe Portable Document Format or other electronic format based on common standards will be effective as delivery of a manually executed counterpart of this Agreement.

(e) Entire Agreement; Nonassignability; Parties in Interest; Death or Incapacity. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including, without limitation, the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. Except as provided in Section 1(a), neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of Parent, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of Parent hereunder, may be assigned or delegated in whole or in part by Parent to any direct or indirect wholly owned subsidiary of Parent without the consent of or any action by Stockholder upon notice by Parent to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns (including, without limitation, any person to whom any Shares or New Shares are sold, transferred or assigned).

(f) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the purposes of such void or unenforceable provision.

(g) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the state courts of the State of California and the Federal district court of the United States of America located within San Jose in the State of California, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action, suit or proceeding shall be heard and determined in such state court in the State of California or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 6(a) or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof.

(i) Termination. This Agreement shall terminate and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of Stockholder, provided, that no such termination shall relieve any party from liability for any willful breach of this Agreement prior to such termination.

(j) Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

(k) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(l) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

IN WITNESS WHEREAS, the party hereto has caused this VOTING AGREEMENT AND IRREVOCABLE PROXY to be executed as of the date first above written.

SPHERE 3D CORPORATION
By:
Name:
Title:

[SIGNATURE PAGE TO VOTING AGREEMENT AND IRREVOCABLE PROXY]

IN WITNESS WHEREAS, the party hereto has caused this VOTING AGREEMENT AND IRREVOCABLE PROXY to be executed as of the date first above written.

STOCKHOLDER:

(Signature)

(Print Address)

(Print Address)

(Print Fax Number)

(Print Telephone Number)

Shares and Company Options and Other Rights beneficially owned on the date hereof, or over which Stockholder exercises voting power on the date hereof:

0 Company Common Stock

0 Company Options and Other Rights

0 Company RSUs

0 Company SARs

[SIGNATURE PAGE TO VOTING AGREEMENT AND IRREVOCABLE PROXY]

EXHIBIT A

IRREVOCABLE PROXY

TO VOTE STOCK OF

Overland Storage, Inc.

The undersigned stockholder (“Stockholder”) of Overland Storage, Inc., a California corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable law) appoints the Chief Financial Officer of Sphere 3D Corporation, an Ontario corporation (“Parent”), or any other designee of Parent, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on Schedule 1 of this Irrevocable Proxy. Upon Stockholder’s execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the subject matter contemplated by this Irrevocable Proxy are hereby revoked with respect to such subject matter and Stockholder agrees not to grant any subsequent proxies with respect to such subject matter or enter into any agreement or understanding with any Person (as defined in the Merger Agreement (as defined below)) to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy until after the Expiration Time (as defined below).

Until the Expiration Time, this Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Voting Agreement and Irrevocable Proxy dated as of even date herewith by and between Parent and Stockholder (the “Voting Agreement”), and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Parent, Overland Storage, Inc., a California corporation and wholly owned subsidiary of Parent (“Sub”) and the Company, pursuant to which Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger and become a wholly owned subsidiary of Parent. As used herein, the term “Expiration Time” shall mean the earliest to occur of (A) the Effective Time, (B) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (C) the Stockholder becomes aware that the Parent has committed fraud or made a fraudulent or negligent misrepresentation for the purposes of inducing the Stockholder to enter into the Merger Agreement and/or this Agreement (D) such date and time designated by Parent in a written notice to Stockholder, (E) the written agreement of the parties hereto to terminate this Agreement, or (F) January 31, 2105

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Stockholder, at any time prior to the Expiration Time, to act as Stockholder’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 603 of the California Corporations Code), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting as follows: in favor of approval of the Merger, approval and adoption of the Merger Agreement and the Certificate of Merger and any matter that could reasonably be expected to facilitate the Merger, and against any Alternative Transaction Proposal (as defined in Section 5.3(a)(ii)of the Merger Agreement) or Superior Offer (as defined in Section 5.3(a)(iii]) of the Merger Agreement) and any other matter that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The attorney and proxy named above may not exercise this Irrevocable Proxy on any other matter except as provided above. Stockholder may vote the Shares on all other matters.

[SIGNATURE PAGE FOLLOWS]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Parent. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

Dated:

STOCKHOLDER

(Signature)

Shares and Company Options and Other Rights beneficially owned on the date hereof, or over which Stockholder exercises voting power on the date hereof:

0 Company Common Stock 0 Company Options and Other Rights 0 Company RSUs 0 Company SARs

[SIGNATURE PAGE TO VOTING AGREEMENT AND IRREVOCABLE PROXY]

Annex C

CALIFORNIA CORPORATIONS CODE SECTION 1300-1313

1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares to which all of the following apply:

(1) That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).

(2) That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305. (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312. (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313. A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

Annex D

May 15, 2014

CONFIDENTIAL

Special Committee of the Board of Directors

Overland Storage, Inc.

4820 Overland Ave.

San Diego, California 92123-1599

Members of the Special Committee:

Roth Capital Partners, LLC (“Roth” or “we” or “us”) understands that Overland Storage, Inc., a California corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) among the Company, Sphere 3D Corporation, an Ontario Corporation (“Parent”), and S3D Acquisition Company, a California corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”) and each outstanding share of the common stock, no par value, of the Company (“Company Common Stock”), other than any Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive .510594, subject to upward adjustment pursuant to the terms of the Merger Agreement (the “Exchange Ratio”), Parent Common Shares (as defined in the Merger Agreement). The terms and conditions of the Merger Agreement are more fully set forth in the Merger Agreement.

The Special Committee of the Board of Directors of the Company (the “Special Committee”) has requested that Roth provide an opinion to the Special Committee as to whether, as of the date hereof, the per share consideration to be received by shareholders of the Company (other than shareholders of the Company that also are shareholders of Parent (or holders of securities exercisable or convertible for Parent Common Shares) (the “Excluded Holders”)) in their capacity as such pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

For purposes of the opinion set forth herein, we have, among other things:

(i)	reviewed and analyzed the financial terms of the draft Merger Agreement provided to us on May 15, 2014 (the “Latest Draft Agreement”);

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	reviewed certain financial projections for the Company prepared by the management of the Company (the “Forecasts”);

(iv)	compared selected market valuation metrics of certain publicly-traded companies with those same metrics for the Company;

(v)	compared the financial terms, to the extent publicly available, of certain comparable acquisition transactions with those same metrics implied by the Merger;

(vi)	compared the financial performance of the Company with that of certain other publicly-traded companies we deemed comparable with the Company and its securities;

(vii)	participated in certain discussions with management of the Company and Parent, and with representatives of the Special Committee and its legal advisor, including, without limitation, discussions with the Company with respect to the Company’s capital requirements and the bridge loan to be provided by Parent to the Company in connection with execution of the Merger Agreement; and

(viii)	performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In conducting our review and arriving at our opinion, at your direction, we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being accurate and complete in all material respects, and we have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any material respect. With respect to the Forecasts, we have assumed, upon the direction of the management of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. As you are aware, we have not been provided with, and we did not have access to, customary information about, and customary access to management of, Parent. Accordingly, we have assumed, at your direction, that (i) the published estimates of third party research analysts are a reasonable basis upon which to evaluate the future financial performance of Parent, (ii) Parent will perform substantially in accordance with such estimates and (iii) the value of the per share merger consideration to be received by the shareholders of the Company in their capacity as such pursuant to the Merger Agreement is the product of the Exchange Ratio and the closing price of Parent Common Shares on May 14, 2014. We have not been engaged to assess the achievability of any projections or the assumptions on which they were based, and we express no view as to such projections or assumptions. In addition, we have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, of the Company or Parent, nor have we been furnished with any such valuation or appraisal, nor have we made any physical inspection of the properties or assets of the Company or Parent. We have not evaluated the solvency or creditworthiness of the Company or Parent under any applicable law relating to bankruptcy, insolvency, fraudulent transfer or similar matters. We express no opinion regarding the liquidation value of the Company, Parent or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Parent or any of their affiliates is a party or may be subject, and at the direction of the Special Committee and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

We also have assumed, at your direction, that the Merger will be consummated in accordance with the terms set forth in the Latest Draft Agreement and any related documents (collectively the “Transaction Documents”) without waiver, modification or amendment of any material term, and in compliance with applicable federal, state and local statutes, rules, regulations and ordinances, that such Transaction Documents are enforceable against each of the parties thereto in accordance with their respective terms, that the representations and warranties of each party in the Transaction Documents are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under the Transaction Documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Additionally, we have assumed, at your direction, that all necessary governmental, regulatory and other approvals, consents, releases and waivers required for the Merger will be obtained and that in the course of obtaining any of the foregoing, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on the Company or Parent or on the contemplated benefits of the Merger. We have further assumed, at your direction, that the Transaction Documents when signed will conform to the last drafts of the Transaction Documents provided to us in all respects material to our analysis.

Our opinion addresses only the fairness, from a financial point of view, to the shareholders of the Company (other than the Excluded Holders of the per share consideration to be received by such holders in their capacity as such pursuant to the Merger Agreement, and no opinion or view is expressed with respect to any other consideration paid or received in connection with the Merger or any other transaction by the holders of any class of securities, creditors or other constituencies of any party. Our opinion does not in any manner address any term, condition, aspect or implication of the Merger or the Merger Agreement (other than the consideration to be received by the shareholders of the Company in their capacity as such pursuant to the Merger Agreement to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, the timing or other terms or conditions related to the Merger, any distributions to the shareholders or other security holders of the Company, or any other transaction, agreement, arrangement or understanding referenced in the Merger Agreement or related to the Merger, the Merger Agreement or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to any compensation to any officers, directors or employees of any party to the Merger or any related transaction, or any class of such persons. We were not requested to, and we did not, participate in the negotiation of the terms of the Merger, nor were we requested to, and we did not, provide any advice or services in connection with the Merger other than the delivery of this opinion. We express no view or opinion as to any such matters. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of the Company. Our opinion also does not address the relative merits of the Merger as compared to any alternative business strategies or transactions that might exist for the Company, the underlying business decision of the Company to proceed with the Merger, or the effects of any other transaction in which the Company will or might engage. Our opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to us on, the date hereof. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company or Parent (either before or giving effect to the Merger and any related transactions). We are not expressing any opinion as to what the value of Parent Common Shares actually will be when issued or the prices at which Company Common Stock or Parent Common Shares will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger, any related matter or any other transactions. No opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, tax or other similar professional advice. We have assumed that such opinions, counsel or interpretation have been or will be obtained by the Company from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting and tax matters with respect to the Company and the Merger, and accordingly we are not expressing any opinion as to the value of the Company’s tax attributes or the effect of the Merger thereon.

We have acted as financial advisor to the Special Committee solely to render this Opinion and will receive a fee for our services in connection with the rendering of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out our engagement and to reimburse us for certain expenses in connection with our services.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We and our affiliates have in the past have provided, are currently providing, and may continue in the future provide investment banking and other financial services to the Company and Parent for which we and our affiliates have received and would expect to receive compensation (including compensation from the Company that has been earned but not yet paid), including serving as issuer agent, underwriter and/or financial advisor on public or private capital raises and/or mergers and acquisitions for Overland (for which services fees of approximately $995,000 have become payable by Overland to Roth in the past two years, of which approximately $607,000 have been paid to Roth, in each case inclusive of the $225,000 fee in connection with the Roth opinion in connection with the Merger) and serving as the Principal Advisor Liaison for Sphere 3D on the TSXV (for which services it has been paid fees of approximately $40,000 in the past two years). We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. Accordingly, we may, in the future, provide investment banking and other financial services to entities that are affiliated with the Company, or other parties to the Merger Agreement, for which we would expect to receive compensation. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and the other parties to the Merger Agreement, and, accordingly, may at any time hold a long or a short position in such securities.

This opinion is furnished for the use of the Special Committee and the Board (in its capacity as such) in connection with its consideration of the Merger and may not be used for any other purpose without our written consent. The opinion is not intended to be, and does not constitute advice or a recommendation to, the Special Committee, the Board, any shareholder or any other person as to how to vote or act on any matter relating to the Merger or otherwise. This opinion may not be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, provided that it may be reproduced in its entirety in the proxy materials that the Company employs in connection with the solicitation of its stockholders for the approval of the Merger, with the understanding that Roth and its advisors will be given a reasonable opportunity to review and comment on such proxy materials prior to their dissemination to the Company’s stockholders. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Furthermore, this opinion shall not be construed as creating or implying the existence of any fiduciary duty on Roth’s part to any party.

Our opinion is based on financial, economic, monetary and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise, reaffirm or withdraw our opinion, or otherwise comment on or consider events occurring after the date hereof, and we expressly disclaim any responsibility to do so. The issuance of this opinion was approved by a committee which is authorized to approve opinions of this nature.

On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that the per share consideration to be received by the shareholders of the Company (other than the Excluded Holders) in their capacity as such pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

ROTH Capital Partners

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATIONS OF DIRECTORS AND OFFICERS

Under the Business Corporations Act (Ontario), Sphere 3D may indemnify a director or officer, a former director or officer or another individual who acts or acted at Sphere 3D’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Sphere 3D or other entity on condition that (i) the individual acted honestly and in good faith with a view to the best interests of Sphere 3D or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Sphere 3D’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual also had reasonable grounds for believing that his or her conduct was lawful. Further, Sphere 3D may, with court approval, indemnify an individual described above in respect of an action by or on behalf of Sphere 3D or other entity to obtain a judgment in its favor, to which the individual is made a party because of the individual’s association with Sphere 3D or other entity, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfills condition (i) above. An individual as described above is entitled as a matter of right to indemnification from Sphere 3D in respect of all costs, charges and expenses reasonably incurred by such individual in connection with the defence of any civil, criminal, administrative, investigative or other proceedings to which such individual is subject if he or she was not judged by a court or other competent authority to have committed any fault or omitted to do anything that he or she ought to have done, and has fulfilled conditions (i) and (ii) above.

In accordance with the Business Corporations Act (Ontario), Sphere 3D has agreed to indemnify each of its directors and officers against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding in which such individual is involved by reason of his association with Sphere 3D or other entity if he acted honestly and in good faith with a view to the best interests of Sphere 3D or such other entity, and he had reasonable grounds for believing that his conduct was lawful.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the Business Corporations Act (Ontario).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Sphere 3D pursuant to the foregoing provisions, Sphere 3D has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Exhibits

Exhibit

Number	Document Description

2.1	Agreement and Plan of Merger, dated May 15, 2014 (1)

2.2	Amendment to Agreement and Plan of Merger (1)

3.1	Articles of Incorporation*

3.2	Articles of Amendment*

3.3	By-Laws*

5.1	Opinion of Meretsky Law Firm*

8.1	Opinion of Dorsey & Whitney LLP*

8.2	Opinion of O’Melveny & Myers LLP*

8.3	Opinion of Thorsteinssons LLP*

10.1	Sphere 3D Second Amended and Restated Stock Option Plan*

10.2	Warrant Indenture between Sphere 3D Corporation and Equity Financial Trust Company dated June 5, 2014 (2)

10.3	Special Warrant Indenture between Sphere 3D Corporation and Equity Financial Trust Company dated June 5, 2014 (3)

10.4	Form of Voting Agreement and Irrevocable Proxy (4)

10.5	Promissory Note dated May 15, 2014 (5)

10.6	Convertible Debenture dated March 21, 2014 (6)

10.7	Asset Purchase Agreement by and among V3 Systems, Inc., V3 Systems Holdings, Inc. and Sphere 3D Corporation dated February 11, 2014 (7)

10.8	Warrant Indenture between Sphere 3D Corporation and Equity Financial Trust Company dated November 12, 2013 (8)

10.9	Board Nomination Rights Agreement dated July 15, 2013 between Eric L. Kelly and Sphere 3D Corporation (9)

10.10	Surplus Escrow Agreement dated December 20, 2012*

10.11	Value Escrow Agreement dated December 20, 2012*

10.12	Technology License Agreement between Overland Storage Inc. and Sphere 3D Corporation dated July 8, 2013†

10.13	Supply Agreement between Overland Storage Inc. and Sphere 3D Corporation dated July 8, 2013†

10.14	Amended and Restated Promissory Note dated September 8, 2014

21.1	Subsidiary List of Sphere 3D Corporation*

23.1	Consent of Dorsey & Whitney LLP (included in Exhibit 8.1)*

23.2	Consent of Meretsky Law Firm (included in Exhibit 5.1)*

23.3	Consent of O’Melveny & Myers LLP (included in Exhibit 8.2)*

23.4	Consent of Collins Barrow, Independent Registered Public Accountant

23.5	Consent of Moss Adams LLP, Independent Registered Public Accountant

Number	Document Description

23.6	Consent of RSM Deutschland GmbH Wirtschaftsprüfungsgesellschaft, Independent Registered Public Accountant

23.7	Consent of Thorsteinssons LLP (included in Exhibit 8.3)*

24.1	Power of Attorney*

99.1	Consent of Roth Capital Partners*

99.2	Audited consolidated financial statements of Tandberg Data Holdings S.à r.l. as of, and for the year ended, December 31, 2013.

99.3	Management’s Discussion and Analysis of Tandberg Data Holdings S.à r.l. for the year ended December 31, 2013.

99.4	Audited consolidated financial statements of Overland Storage Inc. as of, and for the year ended June 30, 2014.

*	Previously filed.
†	Confidential treatment has been bequested as to portions of this Exhibit.
(1)	Included as Annex A to the proxy statement/prospectus filed herewith.
(2)	Incorporated by reference to Exhibit 99.81 to Sphere 3D’s registration statement on Form 40-F filed with the SEC on June 27, 2014.
(3)	Incorporated by reference to Exhibit 99.82 to Sphere 3D’s registration statement on Form 40-F filed with the SEC on June 27, 2014.
(4)	Included as Annex B to the proxy statement/prospectus filed herewith.
(5)	Incorporated by reference to Exhibit 99.70 to Sphere 3D’s registration statement on Form 40-F filed with the SEC on June 27, 2014.
(6)	Incorporated by reference to Exhibit 99.60 to Sphere 3D’s registration statement on Form 40-F filed with the SEC on June 27, 2014.
(7)	Incorporated by reference to Exhibit 99.59 to Sphere 3D’s registration statement on Form 40-F filed with the SEC on June 27, 2014.
(8)	Incorporated by reference to Exhibit 99.39 to Sphere 3D’s registration statement on Form 40-F filed with the SEC on June 27, 2014.
(9)	Incorporated by reference to Exhibit 99.22 to Sphere 3D’s registration statement on Form 40-F filed with the SEC on June 27, 2014.

Undertakings

Regulation S-K, Item 512(a) Undertaking: The undersigned registrant hereby undertakes as follows:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering;

(5)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)	that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Regulation S-K, Item 512(g) Undertaking:

(1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is

used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Regulation S-K, Item 512(h) Undertaking:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Form F-4, Item 22(b) Undertaking:

The undersigned registrant hereby undertakes to (i) respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Form F-4, Item 22(c) Undertaking:

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, on this 14th day of October, 2014.

SPHERE 3D CORPORATION

By:	/s/ T. Scott Worthington
Name: T. Scott Worthington
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints T. Scott Worthington and Peter Tassiopoulos, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign this Registration Statement and any and all amendments thereto (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Eric Kelly	Chairman and Director	October 14, 2014

/s/ Peter Tassiopoulos Peter Tassiopoulos	Chief Executive Officer and Director	October 14, 2014

/s/ T. Scott Worthington T. Scott Worthington	Chief Financial Officer and Principal Accounting Officer	October 14, 2014

* Jason Meretsky	Director	October 14, 2014

* Peter Ashkin	Director	October 14, 2014

* Mario Biasini	President and Director	October 14, 2014

* Glenn Bowman	Director	October 14, 2014

/s/ T. Scott Worthington T. Scott Worthington Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Sphere 3D Corporation has signed this Registration Statement in the City of Paso Robles, State of California, on October 14, 2014.

AUTHORIZED U.S. REPRESENTATIVE

By:	/s/ PETER ASHKIN
Name: Peter Ashkin
Title: Director